    As filed with the Securities and Exchange Commission on October 1, 1997

                             Registration No. ____

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  ____________

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      [  ] Pre-Effective Amendment No. __
                      [  ] Post-Effective Amendment No. __

                              The Composite Funds
               (Exact name of Registrant as Specified in Charter)

                        601 West Main Avenue, Suite 300
                           Spokane, Washington  99201
                    (Address of Principal Executive Offices)
                                 (509) 353-3401
                        (Area Code and Telephone Number)
                                  ____________

                          William G. Papesh, President
                      Composite Research & Management Co.
                         1201 Third Avenue, Suite 1400
                          Seattle, Washington  98101
                    (Name and Address of Agent for Service)

                                   Copies to:
        Lawrence R. Small, Esq.                  Joseph B. Kittredge, Esq.
        Paine, Hamblen, Coffin,                  Ropes & Gray
        Brooke & Miller                          One International Place
        717 West Sprague Avenue, Suite 1200      Boston, MA  02110
        Spokane, WA  99201
                                  ____________

                 Approximate Date of Proposed Public Offering:
  As soon as practicable after this Registration Statement becomes effective.
                                  ____________

   It is proposed that this filing will become effective on October 31, 1997 pursuant to Rule 488.
                                  ____________

   Composite Bond & Stock Fund, Inc. has registered an indefinite amount of its securities under the Securities Act of 1933, pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Registrant filed on September 30, 1997, pursuant to Rule 414 under the Securities Act of 1933, a post-effective amendment to the Registration Statement on Form N-1A of Composite Bond & Stock Fund, Inc. (File Nos. 2-10766 and 811-123) adopting such registration statement as its own, effective as of the time that the Registrant succeeds to all of the assets and liabilities of Composite Bond & Stock Fund, Inc., Composite U.S. Government Securities, Inc., Composite Income Fund, Inc., Composite Equity Series, Inc., Composite Cash Management Company, Composite Tax-Exempt Bond Fund, Inc. and Composite Northwest Fund, Inc., which, it is anticipated, will take place prior to the consummation of the transactions registered on this Registration Statement on Form N-14. In reliance upon Rule 24f-2, no filing fee is being paid at this time. A Rule 24f-2 Notice for Composite Bond & Stock Fund, Inc. for the fiscal year ended October 31, 1996 was filed on December 19, 1996.

                              The Composite Funds

                             Cross-Reference Sheet
                          as required by Rule 481(a)

Form N-14 Item    Caption in Prospectus/Proxy Statement

     1            Cross-Reference Sheet; Outside Front Cover of Prospectus

     2            Outside Back Cover Page of Prospectus; Table of Contents

     3            Overview of Mergers; Risk Factors

     4            Approval or Disapproval of Agreement and Plan of
                  Reorganization

     5            Information about the Acquiring Funds

     6            Information about the Acquired Funds

     7            Voting Information

     8,9          Not Applicable

Form N-14 Item    Caption in Statement of Additional Information

     10           Cover Page

     11           Table of Contents

     12, 13       Additional Information about the Acquiring and Acquired Funds

     14           Financial Statements

Form N-14 Item    Caption in Part C

     15           Indemnification

     16           Exhibits

     17           Undertakings

                              SIERRA TRUST FUNDS

                             U.S. GOVERNMENT FUND
                             CORPORATE INCOME FUND
                            GROWTH AND INCOME FUND
                               GLOBAL MONEY FUND
                          U.S. GOVERNMENT MONEY FUND
                            NATIONAL MUNICIPAL FUND

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                               DECEMBER  , 1997

To the Shareholders:

 Notice is hereby given that a Special Meeting of Shareholders of the U.S. Government Fund, the Corporate Income Fund, the Growth and Income Fund, the Global Money Fund, the U.S. Government Money Fund and the National Municipal Fund (the "Funds"), each a series of the Sierra Trust Funds (the "Sierra
Trust"), will be held on     , December  , 1997 at     at the offices of
to consider the following:

 1. To consider and act upon a proposal to elect the Board of Trustees. (TO BE VOTED UPON BY THE SHAREHOLDERS OF ALL FUNDS.)

 2. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Sierra Trust U.S. Government Fund to the Composite U.S. Government Securities Fund, a series of The Composite Funds (the "Composite Trust"), in exchange for shares of the Composite U.S. Government Securities Fund and the assumption by the Composite U.S. Government Securities Fund of all of the liabilities of the Sierra Trust U.S. Government Fund, and the distribution of such shares to the shareholders of the Sierra Trust U.S. Government Fund in complete liquidation of the Sierra Trust U.S. Government Fund. (TO BE VOTED UPON BY THE SHAREHOLDERS OF THE SIERRA TRUST U.S. GOVERNMENT FUND ONLY.)

 3. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Sierra Trust Corporate Income Fund to the Composite Income Fund, a series of the Composite Trust, in ex-change for shares of the Composite Income Fund and the assumption by the Com-posite Income Fund of all of the liabilities of the Sierra Trust Corporate In-come Fund, and the distribution of such shares to the shareholders of the Si-erra Trust Corporate Income Fund in complete liquidation of the Sierra Trust Corporate Income Fund. (TO BE VOTED UPON BY THE SHAREHOLDERS OF THE SIERRA TRUST CORPORATE INCOME FUND ONLY.)

 4. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Sierra Trust Growth and Income Fund to the Composite Growth & Income Fund, a series of the Composite Trust, in exchange for shares of the Composite Growth & Income Fund and the assump-tion by the Composite Growth & Income Fund of all of the liabilities of the Sierra Trust Growth and Income Fund, and the distribution of such shares to the shareholders of the Sierra Trust Growth and Income Fund in complete liqui-dation of the Sierra Trust Growth and Income Fund. (TO BE VOTED UPON BY THE SHAREHOLDERS OF THE SIERRA TRUST GROWTH AND INCOME FUND ONLY.)

 5. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Sierra Trust Global Money Fund to the Composite Money Market Fund, a series of the Composite Trust, in exchange for shares of the Composite Money Market Fund and the assumption by the Com-posite Money Market Fund of all of the liabilities of the Sierra Trust Global Money Fund, and the distribution of such shares to the shareholders of the Si-erra Trust Global Money Fund in complete liquidation of the Sierra Trust Global Money Fund. (TO BE VOTED UPON BY THE SHAREHOLDERS OF THE SIERRA TRUST GLOBAL MONEY FUND ONLY.)

 6. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Sierra Trust U.S. Government Money Fund to the Composite Money Market Fund, a series of the Composite Trust, in exchange for shares of the Composite Money Market Fund and the as-sumption by the Composite Money Market Fund of all of the liabilities of the Sierra Trust U.S. Government Money Fund, and the distribution of such shares to the shareholders of the Sierra Trust U.S. Government Money Fund in complete liquidation of the Sierra Trust U.S. Government Money Fund. (TO BE VOTED UPON BY THE SHAREHOLDERS OF THE SIERRA TRUST U.S. GOVERNMENT MONEY FUND ONLY.)

 7. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Sierra Trust National Municipal Fund to the Composite Tax-Exempt Bond Fund, a series of the Composite Trust, in exchange for shares of the Composite Tax-Exempt Bond Fund and the assump-tion by the Composite Tax-Exempt Bond Fund of all of the liabilities of the Sierra Trust National Municipal Fund, and the distribution of such shares to the shareholders of the Sierra Trust National Municipal Fund in complete liq-uidation of the Sierra Trust National Municipal Fund. (TO BE VOTED UPON BY THE SHAREHOLDERS OF THE SIERRA TRUST NATIONAL MUNICIPAL FUND ONLY.)

 8. To transact such other business as may properly come before the meeting.

 The Trustees have fixed the close of business on October , 1997 as the rec-ord date for determination of shareholders entitled to notice of, and to vote at, the Special Meeting.

                                            By order of the Board of Trustees

                                            Keith B. Pipes, Secretary

October  , 1997

 WE URGE YOU TO MARK, SIGN, DATE AND MAIL THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED SO THAT YOU WILL BE REPRESENTED AT THE SPECIAL MEETING.

ACQUISITION OF THE ASSETS OF:          BY AND IN EXCHANGE FOR SHARES OF:
-----------------------------          ---------------------------------
U.S. Government Fund.................. Composite U.S. Government Securities Fund
Corporate Income Fund................. Composite Income Fund
Growth and Income Fund................ Composite Growth & Income Fund
Global Money Fund..................... Composite Money Market Fund
U.S. Government Money Fund............ Composite Money Market Fund
National Municipal Fund............... Composite Tax-Exempt Bond Fund
each a series of                       each a series of
Sierra Trust Funds                     The Composite Funds
P.O. Box 5118                          601 West Main Avenue
Westboro, Massachusetts 01581          Spokane, Washington 99201
1-800-222-5852                         1-800-543-8072

 This Prospectus/Proxy Statement relates to (i) the election of Trustees of the Sierra Trust Funds (the "Sierra Trust") and (ii) the proposed mergers (the "Mergers") of the Sierra Trust U.S. Government Fund (the "Sierra Government Fund"), the Sierra Trust Corporate Income Fund (the "Sierra Income Fund"), the Sierra Trust Growth and Income Fund (the "Sierra Growth & Income Fund"), the Sierra Trust Global Money Fund (the "Sierra Global Money Fund"), the Sierra Trust U.S. Government Money Fund (the "Sierra Government Money Fund") and the Sierra Trust National Municipal Fund (the "Sierra Municipal Fund") (each an "Acquired Fund"), each a series of the Sierra Trust, into, respectively, the Composite U.S. Government Securities Fund, the Composite Income Fund, the Com-posite Growth & Income Fund, the Composite Money Market Fund, the Composite Money Market Fund and the Composite Tax-Exempt Bond Fund (each an "Acquiring Fund"), each a series of The Composite Funds (the "Composite Trust"). The Mergers are to be effected through the transfer of all of the assets of each Acquired Fund to the corresponding Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund (the "Merger Shares") and the as-sumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution of the Merger Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund. As a result of each pro-posed transaction, each shareholder of the Acquired Fund will receive in ex-change for his or her Acquired Fund shares a number of Acquiring Fund shares of the same class equal in value at the date of the exchange to the aggregate value of the shareholder's Acquired Fund shares.

 Because shareholders of the Acquired Funds are being asked to approve trans-actions which will result in their receiving shares of the Acquiring Funds, this Proxy Statement also serves as a Prospectus for the Merger Shares of each Acquiring Fund. The investment objective of each Acquiring Fund is as follows:

  (1) COMPOSITE U.S. GOVERNMENT SECURITIES FUND (the "Composite Government Fund"), which has been in existence since 1982, seeks to provide a high level of current income, consistent with safety and liquidity. It invests in obli-gations issued or guaranteed by the U.S. Government, and in repurchase agree-ments and colPROSPECTUS/PROXY STATEMENT

                                                                October  , 1997
 lateralized mortgage obligations that are secured by those types of obliga-tions. In the future, this Fund may, pending shareholder approval, be permit-ted to invest in all securities issued by agencies or instrumentalities of the U.S. Government.

  (2) COMPOSITE INCOME FUND (the "Composite Income Fund"), which has been in existence since 1975, seeks to provide a high level of current income that is consistent with protection of shareholders' capital. It pursues this objec-tive through careful investment in a diversified pool of debt securities.

  (3) COMPOSITE GROWTH & INCOME FUND (the "Composite Growth & Income Fund"), which has been in existence since 1949, seeks to provide long-term capital growth, with current income as a secondary consideration. It pursues this ob-jective through investment in a diversified pool of common stocks and other securities.

  (4) COMPOSITE MONEY MARKET FUND (the "Composite Money Fund"), which has been in existence since 1979, seeks to provide maximum current income, while pre-serving capital and maintaining liquidity. It pursues this objective through investment in high-quality money market instruments.

  (5) COMPOSITE TAX-EXEMPT BOND FUND (the "Composite Tax-Exempt Fund"), which has been in existence since 1976, seeks to provide a high level of income that is exempt from federal taxes and to protect investors' capital. It in-vests in bonds issued by states, counties, cities and other governmental bod-ies whose bonds generate income exempt from federal tax.

 THE COMPOSITE INCOME FUND AND THE COMPOSITE TAX-EXEMPT FUND MAY INVEST UP TO 35% OF THEIR ASSETS IN LOWER-RATED FIXED-INCOME SECURITIES COMMONLY KNOWN AS "JUNK BONDS," WHICH ARE SUBJECT TO HIGH RISK AND WHICH ARE SPECULATIVE WITH REGARD TO PAYMENT OF INTEREST AND RETURN OF PRINCIPAL. INVESTORS SHOULD CARE-FULLY CONSIDER THESE RISKES BEFORE INVESTING IN THESE FUNDS. SEE "RISK FAC-TORS."

 INVESTMENT IN THE COMPOSITE MONEY FUND (OR IN ANY OTHER FUND) IS NEITHER IN-SURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE COMPOSITE MONEY FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.


 The Composite Trust is a newly organized, open-end series management invest-ment company, organized as a Massachusetts business trust, that has been formed to streamline the operations of the mutual funds managed by Composite Research & Management Co. ("CRM"), which are currently organized as Washington corporations (or series thereof). Immediately prior to and as a condition to the Merger (or Mergers) with the corresponding Acquired Fund (or Funds), each Acquiring Fund identified in the numbered paragraphs above will succeed to all of the assets and liabilities of, respectively, the following Washington cor-porations (or series thereof) (the "Reorganizations"): (1) Composite U.S. Gov-ernment Securities, Inc., a Washington corporation; (2) Composite Income Fund, Inc., a Washington corporation; (3) Composite Growth & Income Fund, a series of Composite Equity Series, Inc., a Washington corporation; (4) Composite Cash Management Company: Money Market Portfolio, a series of Composite Cash Manage-ment Company, a Washington corporation; and (5) Composite Tax Exempt Bond Fund, Inc., a Washington corporation.

 The Acquired Funds and the Acquiring Funds are referred to in this Prospectus/Proxy Statement as the "Funds," and the Sierra Trust and the Com-posite Trust are referred to in this Prospectus/ Proxy Statement as the "Trusts." The term "Acquiring Funds" refers to such Funds and/or their prede-cessors (i.e., both before and after the Reorganization as series of the Com-posite Trust), as the context requires.

 This Prospectus/Proxy Statement explains concisely what you should know be-fore investing in each Acquiring Fund. Please read it and keep it for future reference.

 The following documents have been filed with the Securities and Exchange Com-mission (the "SEC") and are incorporated into this Prospectus/Proxy Statement by reference: (i) the current Prospectus, dated April 30, 1997, of the Compos-ite Bond Funds (including the Composite Government Fund, the Composite Income Fund and the Composite Tax-Exempt Fund), the current Prospectus, dated Febru-ary 28, 1997, of the Composite Equity Funds (including the Composite Growth & Income Fund) and the current Prospectus, dated April 30, 1997, of Composite Cash Management Company (including the Composite Money Fund), each as amended or supplemented from time to time (the "Composite Prospectuses"); (ii) the current Prospectuses of the Sierra Trust, dated October , 1997, as amended or supplemented from time to time, (the "Sierra Prospectuses"); (iii) the current Statement of Additional Information of the Sierra Trust, dated October , 1997, as amended or supplemented from time to time (the "Sierra SAI"); (iv) the current Statements of Additional Information of the Composite Bond Funds, dated April 30, 1997, the Composite Equity Funds, dated February 28, 1997, and Composite Cash Management Company, dated April 30, 1997, each as amended or supplemented from time to time (the "Composite SAIs"); (v) the Report of Inde-pendent Accountants and financial statements in respect of each Acquired Fund included in the Sierra Trust's Annual Report to Shareholders for the year ended June 30, 1997 (the "Sierra Annual Report"); (vi) the Report of Indepen-dent Accountants and financial statements (A) in respect of each of the Com-posite Government Fund, the Composite Income Fund and the Composite Tax-Exempt Fund included in the Composite Bond Funds Annual Report to Shareholders for the year ended December 31, 1996, (B) in respect of the Composite Growth & In-come Fund contained in Composite Equity Funds Annual Report to Shareholders for the year ended October 31, 1996 and (C) in respect of the Composite Money Fund contained in the Composite Cash Management Company Annual Report to Shareholders for the year ended December 31, 1996 (all three such Annual Re-ports collectively, the "Composite Annual Reports"); (vii) the financial statements (A) in respect of each of the Composite Government Fund, the Com-posite Income Fund and the Composite Tax-Exempt Fund contained in the Compos-ite Bond Funds Semi-Annual Report to Shareholders for the six months ended June 30, 1997, (B) the financial statements in respect of the Composite Growth & Income Fund contained in the Composite Equity Funds Semi-Annual Report to Shareholders for the six months ended April 30, 1997 and (C) the financial statements in respect of the Composite Money Fund contained in the Composite Cash Management Company Semi-Annual Report to Shareholders for the six months ended June 30, 1997 (all three such Semi-Annual Reports collectively, the "Composite Semi-Annual Reports"); and (viii) a Statement of Additional Infor-mation dated October , 1997 relating to the transactions described in this Prospectus/Proxy Statement (the "Merger SAI").

 For a free copy of any or all of the Prospectuses, Statements of Additional Information, Annual Reports or Semi-Annual Reports referred to in the forego-ing paragraph, please call 1-800-543-8072 or write to the Composite Trust at the address appearing above.

 THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT HAVE NOT BEEN AP-PROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 SHARES OF THE ACQUIRING FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARAN-TEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION, ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND INVOLVE RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

-------------------------------------------------------------------------------

OVERVIEW OF MERGERS

PROPOSED TRANSACTIONS

 The transactions described on the first page of this Prospectus/Proxy State-ment are part of an overall restructuring of the registered investment compa-nies (the "Composite/Sierra Mutual Funds") advised by CRM and Sierra Invest-ment Advisors Corporation ("Sierra"). CRM, which has been in the business of investment management since 1944, is a direct subsidiary of Washington Mutual, Inc. ("Washington Mutual"), a financial services company, and Sierra is an in-direct subsidiary of Washington Mutual as a result of the merger, which took place on July 1, 1997, of Sierra's former indirect parent, Great Western Fi-nancial Corporation, with and into a wholly-owned subsidiary of Washington Mu-tual (the "Washington Mutual/Great Western Merger"). The restructuring in-volves, among other components, several "mergers" between Funds in the Composite/Sierra Mutual Funds family with similar investment objectives and policies. The result of the restructuring will be a single, more integrated mutual fund complex, with broader exchange privileges for shareholders.

 As part of the restructuring, the Directors of each Acquiring Fund and the Trustees of each of the Composite Trust and the Sierra Trust, all of which are open-end management investment companies, have approved transactions involv-ing, for each Acquired Fund and the corresponding Acquiring Fund, (i) the Re-organization of the Acquiring Fund from a stand-alone corporation (or series thereof, in the case of the Composite Money Fund) to a series of the Composite Trust, followed immediately by (ii) the Merger of the Acquired Fund into the Acquiring Fund. Each Merger is proposed to be accomplished pursuant to an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for the assump-tion by the Acquiring Fund of all of the liabilities of the Acquired Fund and for shares of the Acquiring Fund, followed by the liquidation of the Acquired Fund.

 Each Merger is conditioned on the Reorganization of the Acquiring Fund having taken place, which is subject to approval of the Acquiring Fund's sharehold-ers. A meeting of each Acquiring Fund's shareholders will be held on or about December , 1997 to consider these and other matters. The Reorganizations will not result in any changes in the investment objectives, policies and restric-tions, assets and liabilities or management arrangements for the Acquiring Funds. However, certain investment policies and restrictions of the Acquiring Funds have been proposed to be changed, certain expense reimbursements by CRM are proposed to be eliminated, and the distribution fees paid by the Class A shares of certain of the Acquiring Funds are proposed to be increased, in each case at or about the time of the Reorganizations. The Reorganizations and the Mergers would, if approved by shareholders, take place whether or not the pro-posed changes in investment policies and restrictions, expense reimbursements and distribution fees are approved. See Appendix C and the Merger SAI for fur-ther information.

 CRM is the investment adviser to each Acquiring Fund, and Sierra is the in-vestment adviser to each Acquired Fund. Sierra has delegated responsibility for managing each Acquired Fund's portfolio to an investment subadviser unaf-filiated with CRM or Sierra. These subadvisers are BlackRock Financial Manage-ment, Inc. ("BlackRock") in the case of the Sierra Government Fund, TCW Funds Management, Inc. ("TCW") in the case of the Sierra Income Fund, J.P. Morgan Investment Management, Inc. ("J.P. Morgan") in the case of the Sierra Growth & Income Fund and the Sierra Global Money Fund, Alliance Capital Management, L.P. ("Alliance") in the case of the Sierra Government Money Fund and Van Kampen American Capital Management Inc. ("Van Kampen") in the case of the Si-erra Municipal Fund. The day-to-day management of each Acquiring Fund is handled by portfolio manage-ment personnel at CRM and not by the current subadvisers of the Acquired Funds. Consequently, if shareholders of an Acquired Fund approve its Merger, that will effectively change the party responsible for managing the assets of the Acquired Fund. However, as explained further below under "Comparison of Investment Objectives, Policies and Restrictions," each Acquiring Fund has investment objectives substantially similar to the corresponding Acquired Fund.

 As a result of each proposed transaction, each Acquired Fund will receive a number of Class A, Class B, Class I and Class S shares of the relevant Acquir-ing Fund equal in value to the value of the net assets of the Acquired Fund being transferred and attributable to the Class A, Class B, Class I and Class S shares, respectively, of the Acquired Fund. Following the transfer, (i) the Acquiring Fund will distribute to each of its Class A, Class B, Class I and Class S shareholders a number of full and fractional Class A, Class B, Class I and/or Class S Merger Shares of the relevant Acquiring Fund equal in value to the aggregate value of the shareholder's Class A, Class B, Class I and/or Class S Acquired Fund shares, as the case may be, and (ii) the Acquired Fund will be liquidated.

 The Class A, Class B, Class I and Class S shares of each Acquiring Fund have substantially similar characteristics to the corresponding classes of the re-spective Acquired Fund. Class A shares are generally sold subject to a front-end sales load and are subject to a servicing fee at an annual rate of 0.25% of assets attributable to Class A shares. Class A shares are generally not subject to a contingent deferred sales charge (a "CDSC"), except in the case of certain purchases of Class A shares without a sales load which are redeemed within two years after purchase. Class B and Class S shares are sold at net asset value, without an initial sales charge but subject to a CDSC at declin-ing rates if redeemed within six years of purchase. Class B and Class S shares are subject to servicing and distribution fees at an aggregate annual rate of 1.00% of assets attributable to Class B or Class S shares and convert automat-ically to Class A shares approximately eight years after purchase. Class I shares are sold at net asset value, without an initial sales charge or CDSC, are not subject to servicing or distribution fees and do not have a conversion feature. The Acquiring Funds do not currently offer Class I or Class S shares, but will begin offering such shares, in addition to Class A and Class B shares, at or before the time that the Mergers are consummated. No sales charge will be charged to Acquired Fund shareholders on the issuance of the Merger Shares, and no CDSC will be charged to Acquired Fund shareholders on the exchange of their Acquired Fund shares for the Merger Shares. The Merger Shares will be subject to a CDSC on redemption to the same extent that the Ac-quired Fund shares exchanged were so subject. For the purposes of computing the CDSC, if any, payable on redemption of Class A, Class B and Class S Merger Shares, and determining the conversion date of Class B and Class S Merger Shares to Class A shares, the Merger Shares will be treated as having been purchased as of the date that, and for the price at which, the Acquired Fund shares exchanged for such Merger Shares were purchased.

 As described more fully below, the Trustees of the Sierra Trust approved the Mergers based on a thorough examination of CRM and a careful review of CRM's investment philosophy and performance. The Trustees of the Sierra Trust unani-mously recommend that shareholders of each Acquired Fund approve the Merger for such Fund. In reaching that conclusion, the Trustees considered that each Merger offers shareholders the opportunity to pursue a substantially similar investment objective in a larger Fund, which should offer economics of scale and opportunities for greater diversification of risk; that the Mergers and the general restructuring of which they are a part will offer broader exchange privileges; and that CRM has estimated that the Mergers that should result in Fund operating expenses at lower levels than have historically been experienced, except for the Sierra Government Fund, for which estimated operating expenses will not change sig-nificantly, and the Sierra Global Money Fund, which will experience a slight increase in expenses. See "Operating Expenses" below and "Background and Rea-sons for the Proposed Mergers."

OPERATING EXPENSES

 As the following tables suggest, based on expense levels experienced by the Funds in the past, the Mergers should result in shareholders receiving, in some cases, significant reductions in the level of Fund expenses borne by such shareholders compared to historical periods. Of course, there can be no assur-ance that the Mergers will continue to result in expense savings for share-holders. These tables summarize, for Class A, Class B, Class I and Class S shares, expenses (i) that each Acquired Fund incurred in its fiscal year ended June 30, 1997, (ii) that each Acquiring Fund incurred in its fiscal year ended December 31 or October 31, 1996, as the case may be, restated to reflect fees and expenses currently in effect (or to be put into effect, if approved by shareholders, prior to the Mergers) for the Acquiring Funds, and (iii) that each Acquiring Fund would have incurred in its most recent fiscal year after giving effect on a pro forma combined basis to the proposed Merger, as if the Merger had occurred as of the beginning of such fiscal year. The tables are provided to help you understand an investor's share of the operating expenses which each Fund incurs. The examples show the estimated cumulative expenses attributable to a hypothetical $1,000 investment in each Acquired Fund, each Acquiring Fund on a pro forma basis, over specified periods.

                             CURRENT EXPENSES        CURRENT EXPENSES
                          SIERRA GOVERNMENT FUND COMPOSITE GOVERNMENT FUND  PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED  (FOR FISCAL YEAR ENDED   COMPOSITE GOVERNMENT
                              JUNE 30, 1997)        DECEMBER 31, 1996)             FUND
                          ---------------------- ------------------------- --------------------
SHAREHOLDER EXPENSES
-----------------------------------------------------------------------------------------------
Maximum Sales Charge
 Imposed on Purchase (as
 a percentage of
 offering price at the
 time of purchase)
 Class A................          4.50%                    4.50%                  4.50%
 Class B................           None                     None                   None
 Class I................           None                       --                   None
 Class S................           None                       --                   None
-----------------------------------------------------------------------------------------------
Maximum Contingent De-
 ferred Sales Charge
 Class A................           None*                    None                   None
 Class B................          5.00%                    5.00%                  5.00%
 Class I................           None                       --                   None
 Class S................          5.00%                       --                  5.00%
-----------------------------------------------------------------------------------------------
Redemption Fees
 Class A................           None                     None                   None
 Class B................           None                     None                   None
 Class I................           None                       --                   None
 Class S................           None                       --                   None
-----------------------------------------------------------------------------------------------
Exchange Fees
 Class A................           None                     None                   None
 Class B................           None                     None                   None
 Class I................           None                       --                   None
 Class S................           None                       --                   None
-----------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
-----------------------------------------------------------------------------------------------
Management Fees (after
 voluntary waivers or
 reimbursement)
 Class A................          0.23%                    0.63%                  0.50%
 Class B................          0.23%                    0.63%                  0.50%
 Class I................          0.23%                       --                  0.50%
 Class S................          0.23%                       --                  0.50%
-----------------------------------------------------------------------------------------------
12b-1 Fees
 Class A................          0.25%                    0.25%                  0.25%
 Class B................          1.00%                    1.00%                  1.00%
 Class I................           None                       --                   None
 Class S................          1.00%                       --                  1.00%
-----------------------------------------------------------------------------------------------
Other Expenses
 Class A................          0.50%                    0.20%                  0.22%
 Class B................          0.50%                    0.22%                  0.24%
 Class I................          0.50%                       --                  0.22%
 Class S................          0.50%                       --                  0.24%
-----------------------------------------------------------------------------------------------
TOTAL FUND OPERATING EXPENSES
 (after voluntary waivers or reimbursement)
 Class A................          0.98%                    1.08%                  0.97%
 Class B................          1.73%                    1.85%                  1.74%
 Class I................          0.73%                       --                  0.72%
 Class S................          1.73%                       --                  1.74%
-----------------------------------------------------------------------------------------------

                             CURRENT EXPENSES        CURRENT EXPENSES
                          SIERRA GOVERNMENT FUND COMPOSITE GOVERNMENT FUND  PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED  (FOR FISCAL YEAR ENDED   COMPOSITE GOVERNMENT
                              JUNE 30, 1997)        DECEMBER 31, 1996)             FUND
                          ---------------------- ------------------------- --------------------
TOTAL FUND OPERATING EXPENSES (CONTINUED)
 (after voluntary waivers or reimbursement)
-----------------------------------------------------------------------------------------------
Management fees without
 expense waivers:
 Class A................          0.55%                    0.63%                  0.50%
 Class B................          0.55%                    0.63%                  0.50%
 Class I................          0.55%                       --                  0.50%
 Class S................          0.55%                       --                  0.50%
-----------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES WITHOUT
 EXPENSE WAIVERS AND
 REIMBURSEMENTS:
 Class A................          1.30%                    1.08%                  0.97%
 Class B................          2.05%                    1.85%                  1.74%
 Class I................          1.05%                       --                  0.72%
 Class S................          2.05%                       --                  1.74%
-----------------------------------------------------------------------------------------------
SHAREHOLDER EXPENSES
-----------------------------------------------------------------------------------------------
Maximum Sales Charge
 Imposed on Purchase (as
 a percentage of
 offering price at the
 time of purchase)
 Class A................          4.50%                    4.50%                  4.50%
 Class B................           None                     None                   None
 Class I................           None                       --                   None
 Class S................           None                       --                   None
-----------------------------------------------------------------------------------------------
Maximum Contingent
 Deferred Sales Charge
 Class A................           None*                    None                   None
 Class B................          5.00%                    5.00%                  5.00%
 Class I................           None                       --                   None
 Class S................          5.00%                       --                  5.00%
-----------------------------------------------------------------------------------------------
Redemption Fees
 Class A................           None                     None                   None
 Class B................           None                     None                   None
 Class I................           None                       --                   None
 Class S................           None                       --                   None
-----------------------------------------------------------------------------------------------
Exchange Fees
 Class A................           None                     None                   None
 Class B................           None                     None                   None
 Class I................           None                       --                   None
 Class S................           None                       --                   None
-----------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
-----------------------------------------------------------------------------------------------
Management Fees (after
 voluntary
 waivers or
 reimbursement)
 Class A................          0.44%                    0.63%                  0.60%
 Class B................          0.44%                    0.63%                  0.60%
 Class I................          0.44%                      --                   0.60%
 Class S................          0.44%                      --                   0.60%
-----------------------------------------------------------------------------------------------
12b-1 Fees
 Class A................          0.25%                    0.25%                  0.25%
 Class B................          1.00%                    1.00%                  1.00%
 Class I................           None                       --                   None
 Class S................          1.00%                       --                  1.00%
-----------------------------------------------------------------------------------------------

                             CURRENT EXPENSES       CURRENT EXPENSES
                             SIERRA GROWTH &       COMPOSITE GROWTH &
                               INCOME FUND            INCOME FUND       PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED COMPOSITE GROWTH &
                              JUNE 30, 1997)       OCTOBER 31, 1996)       INCOME FUND
                          ---------------------- ---------------------- ------------------
ANNUAL FUND OPERATING
 EXPENSES (CONTINUED)
 (as a percentage of av-
 erage net assets)
------------------------------------------------------------------------------------------
Other Expenses
 Class A................          0.49%                  0.25%                0.25%
 Class B................          0.49%                  0.26%                0.26%
 Class I................          0.49%                    --                 0.25%
 Class S................          0.49%                    --                 0.26%
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES
 (after voluntary
 waivers or
 reimbursement)
 Class A................          1.18%                  1.13%                1.09%
 Class B................          1.93%                  1.89%                1.86%
 Class I................          0.93%                    --                 0.85%
 Class S................          1.93%                    --                 1.86%
------------------------------------------------------------------------------------------
Management fees without
 expense waivers:
 Class A................          0.65%                  0.63%                0.60%
 Class B................          0.65%                  0.63%                0.60%
 Class I................          0.65%                    --                 0.60%
 Class S................          0.65%                    --                 0.60%
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES WITHOUT
 EXPENSE WAIVERS AND
 REIMBURSEMENTS:
 Class A................          1.39%                  1.13%                1.09%
 Class B................          2.14%                  1.89%                1.86%
 Class I................          1.14%                    --                 0.85%
 Class S................          2.14%                    --                 1.86%
------------------------------------------------------------------------------------------
SHAREHOLDER EXPENSES
------------------------------------------------------------------------------------------
Maximum Sales Charge
 Imposed on Purchase
 (as a percentage of
 offering price at the
 time
 of purchase)
 Class A................          5.75%                  5.75%                5.75%
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------
Maximum Contingent
 Deferred Sales Charge
 Class A................           None*                  None                 None
 Class B................          5.00%                  5.00%                5.00%
 Class I................           None                     --                 None
 Class S................          5.00%                     --                 None
------------------------------------------------------------------------------------------
Redemption Fees
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------
Exchange Fees
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------

                                                      CURRENT EXPENSES
                              CURRENT EXPENSES        COMPOSITE MONEY
                          SIERRA GLOBAL MONEY FUND      MARKET FUND       PRO FORMA EXPENSES
                           (FOR FISCAL YEAR ENDED  (FOR FISCAL YEAR ENDED  COMPOSITE MONEY
                               JUNE 30, 1997)        DECEMBER 31, 1996)      MARKET FUND
                          ------------------------ ---------------------- ------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
--------------------------------------------------------------------------------------------
Management Fees
 Class A................           0.75%                   0.63%                0.60%
 Class B................           0.75%                   0.63%                0.60%
 Class I................           0.75%                      --                0.60%
 Class S................           0.75%                      --                0.60%
--------------------------------------------------------------------------------------------
12b-1 Fees
 Class A................           0.25%                   0.25%                0.25%
 Class B................           1.00%                   1.00%                1.00%
 Class I................            None                      --                 None
 Class S................           1.00%                      --                1.00%
--------------------------------------------------------------------------------------------
Other Expenses
 Class A................           0.53%                   0.23%                0.23%
 Class B................           0.53%                   0.31%                0.31%
 Class I................           0.53%                      --                0.23%
 Class S................           0.53%                      --                0.31%
--------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES
 Class A................           1.53%                   1.11%                1.08%
 Class B................           2.28%                   1.94%                1.91%
 Class I................           1.28%                      --                0.83%
 Class S................           2.28%                      --                1.91%
--------------------------------------------------------------------------------------------
SHAREHOLDER EXPENSES
--------------------------------------------------------------------------------------------
Maximum Sales Charge
 Imposed on Purchase
 (as a percentage of
 offering price at the
 time
 of purchase)
 Class A................            None                    None                 None
 Class B................            None                    None                 None
 Class I................            None                      --                 None
 Class S................            None                      --                 None
--------------------------------------------------------------------------------------------
Maximum Contingent
 Deferred Sales Charge
 Class A................            None*                   None                 None
 Class B................           5.00%                   5.00%                5.00%
 Class I................            None                      --                 None
 Class S................           5.00%                      --                5.00%
--------------------------------------------------------------------------------------------
Redemption Fees
 Class A................            None                    None                 None
 Class B................            None                    None                 None
 Class I................            None                      --                 None
 Class S................            None                      --                 None
--------------------------------------------------------------------------------------------
Exchange Fees
 Class A................            None                    None                 None
 Class B................            None                    None                 None
 Class I................            None                      --                 None
 Class S................            None                      --                 None
--------------------------------------------------------------------------------------------

                             CURRENT EXPENSES       CURRENT EXPENSES
                            SIERRA GOVERNMENT       COMPOSITE MONEY
                                MONEY FUND                FUND          PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED  COMPOSITE MONEY
                              JUNE 30, 1997)       DECEMBER 31, 1996)      MARKET FUND
                          ---------------------- ---------------------- ------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
------------------------------------------------------------------------------------------
Management Fees (after
 voluntary waivers or
 reimbursement)
 Class A................             --                  0.35%                0.35%
 Class B................             --                  0.35%                0.35%
 Class I................             --                     --                0.35%
 Class S................             --                     --                0.35%
------------------------------------------------------------------------------------------
12b-1 Fees
 Class A................          0.25%                   None                 None
 Class B................          1.00%                  1.00%                1.00%
 Class I................           None                     --                 None
 Class S................          1.00%                     --                1.00%
------------------------------------------------------------------------------------------
Other Expenses
 Class A................          0.50%                  0.43%                0.44%
 Class B................          0.50%                  0.43%                0.44%
 Class I................          0.50%                     --                0.44%
 Class S................          0.50%                     --                0.44%
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES
 (after voluntary
 waivers or
 reimbursement)
 Class A................          0.75%                  0.78%                0.79%
 Class B................          1.50%                  1.78%                1.79%
 Class I................          0.50%                     --                0.79%
 Class S................          1.50%                     --                1.79%
------------------------------------------------------------------------------------------
Management fees without
 expense waivers:
 Class A................          0.40%                  0.45%                0.40%
 Class B................          0.40%                  0.45%                0.40%
 Class I................          0.40%                     --                0.40%
 Class S................          0.40%                     --                0.40%
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES WITHOUT
 EXPENSE WAIVERS AND
 REIMBURSEMENTS:
 Class A................          1.15%                  0.88%                0.84%
 Class B................          1.90%                  1.88%                1.84%
 Class I................          0.90%                     --                0.84%
 Class S................          1.90%                     --                1.84%
------------------------------------------------------------------------------------------
SHAREHOLDER EXPENSES
------------------------------------------------------------------------------------------
Maximum Sales Charge
 Imposed on Purchase
 (as a percentage of
 offering price at the
 time
 of purchase)
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------
Maximum Contingent
 Deferred Sales Charge
 Class A................           None*                  None                 None
 Class B................          5.00%                  5.00%                5.00%
 Class I................           None                     --                 None
 Class S................          5.00%                     --                5.00%
------------------------------------------------------------------------------------------

                             CURRENT EXPENSES       CURRENT EXPENSES
                                  SIERRA               COMPOSITE
                              MUNICIPAL FUND        TAX-EXEMPT FUND     PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED     COMPOSITE
                              JUNE 30, 1997)       DECEMBER 31, 1996)    TAX-EXEMPT FUND
                          ---------------------- ---------------------- ------------------
SHAREHOLDER EXPENSES
 (CONTINUED)
------------------------------------------------------------------------------------------
Redemption Fees
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------
Exchange Fees
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
------------------------------------------------------------------------------------------
Management Fees (after
 voluntary waivers
 or reimbursement)
 Class A................          0.06%                  0.35%                0.35%
 Class B................          0.06%                  0.35%                0.35%
 Class I................          0.06%                     --                0.35%
 Class S................          0.06%                     --                0.35%
------------------------------------------------------------------------------------------
12b-1 Fees
 Class A................          0.25%                   None                 None
 Class B................          1.00%                  1.00%                1.00%
 Class I................           None                     --                 None
 Class S................          1.00%                     --                1.00%
------------------------------------------------------------------------------------------
Other Expenses
 Class A................          0.54%                  0.43%                0.39%
 Class B................          0.54%                  0.43%                0.39%
 Class I................          0.54%                     --                0.39%
 Class S................          0.54%                     --                0.39%
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES
 (after voluntary
 waivers or
 reimbursement)
 Class A................          0.85%                  0.78%                0.74%
 Class B................          1.60%                  1.78%                1.74%
 Class I................          0.60%                     --                0.74%
 Class S................          1.60%                     --                1.74%
------------------------------------------------------------------------------------------
Management fees without
 expense waivers:
 Class A................          0.40%                  0.45%                0.40%
 Class B................          0.40%                  0.45%                0.40%
 Class I................          0.40%                     --                0.40%
 Class S................          0.40%                     --                0.40%
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES WITHOUT
 EXPENSE WAIVERS AND
 REIMBURSEMENTS:
 Class A................          1.19%                  0.88%                0.79%
 Class B................          1.94%                  1.88%                1.79%
 Class I................          0.94%                     --                0.79%
 Class S................          1.94%                     --                1.79%
------------------------------------------------------------------------------------------

                             CURRENT EXPENSES       CURRENT EXPENSES
                                  SIERRA               COMPOSITE
                              MUNICIPAL FUND        TAX-EXEMPT FUND     PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED     COMPOSITE
                              JUNE 30, 1997)       DECEMBER 31, 1996)    TAX-EXEMPT FUND
                          ---------------------- ---------------------- ------------------
SHAREHOLDER EXPENSES
------------------------------------------------------------------------------------------
Maximum Sales Charge
 Imposed on Purchase
 (as a percentage of
 offering price at the
 time
 of purchase)
 Class A................          4.50%                  4.50%                4.50%
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------
Maximum Contingent
 Deferred Sales Charge
 Class A................           None*                  None                 None
 Class B................          5.00%                  5.00%                5.00%
 Class I................           None                     --                 None
 Class S................          5.00%                     --                5.00%
------------------------------------------------------------------------------------------
Redemption Fees
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------
Exchange Fees
 Class A................           None                   None                 None
 Class B................           None                   None                 None
 Class I................           None                     --                 None
 Class S................           None                     --                 None
------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING
 EXPENSES
 (as a percentage of
 average net assets)
------------------------------------------------------------------------------------------
Management Fees (after
 voluntary waivers or
 reimbursement)
 Class A................          0.31%                  0.50%                0.50%
 Class B................          0.31%                  0.50%                0.50%
 Class I................          0.31%                     --                0.50%
 Class S................          0.31%                     --                0.50%
------------------------------------------------------------------------------------------
12b-1 Fees
 Class A................          0.25%                  0.25%                0.25%
 Class B................          1.00%                  1.00%                1.00%
 Class I................           None                     --                0.25%
 Class S................          1.00%                     --                1.00%
------------------------------------------------------------------------------------------
Other Expenses
 Class A................          0.48%                  0.10%                0.10%
 Class B................          0.48%                  0.15%                0.15%
 Class I................          0.48%                     --                0.10%
 Class S................          0.48%                     --                0.15%
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES
 (after voluntary
 waivers or
 reimbursement)
 Class A................          1.04%                  0.85%                0.85%
 Class B................          1.79%                  1.65%                1.65%
 Class I................          0.79%                     --                0.85%
 Class S................          1.79%                     --                1.65%
------------------------------------------------------------------------------------------

                             CURRENT EXPENSES       CURRENT EXPENSES
                                  SIERRA               COMPOSITE
                              MUNICIPAL FUND        TAX-EXEMPT FUND     PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED     COMPOSITE
                              JUNE 30, 1997)       DECEMBER 31, 1996)    TAX-EXEMPT FUND
                          ---------------------- ---------------------- ------------------
TOTAL FUND OPERATING
 EXPENSES (CONTINUED)
 (after voluntary
 waivers or
 reimbursement)
------------------------------------------------------------------------------------------
Management fees without
 expense waivers:
 Class A................          0.55%                  0.50%                0.50%
 Class B................          0.55%                  0.50%                0.50%
 Class I................          0.55%                     --                0.50%
 Class S................          0.55%                     --                0.50%
------------------------------------------------------------------------------------------
TOTAL FUND OPERATING
 EXPENSES WITHOUT
 EXPENSE WAIVERS AND
 REIMBURSEMENTS:
 Class A................          1.28%                  0.85%                0.85%
 Class B................          2.03%                  1.65%                1.65%
 Class I................          1.03%                     --                0.85%
 Class S................          2.03%                     --                1.65%
------------------------------------------------------------------------------------------

EXAMPLES OF FUND EXPENSES:

  An investment of $1,000 would incur the following expenses, assuming (1) 5% annual return and (2) unless otherwise indicated, redemption at the end of each time period:

                                                    CURRENT EXPENSES
                             CURRENT EXPENSES          COMPOSITE
                          SIERRA GOVERNMENT FUND    GOVERNMENT FUND     PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED     COMPOSITE
                              JUNE 30, 1997)       DECEMBER 31, 1996)    GOVERNMENT FUND
                          ---------------------- ---------------------- ------------------
Class A
 1 year.................           $ 55                   $ 56                 $ 54
 3 years................           $ 75                   $ 78                 $ 75
 5 years................           $ 97                   $102                 $ 96
 10 years...............           $160                   $171                 $159
------------------------------------------------------------------------------------------
Class B (assuming
 redemption at end of
 period)
 1 year.................           $ 68                   $ 60                 $ 58
 3 years................           $ 84                   $ 91                 $ 85
 5 years................           $114                   $112                 $104
 10 years...............           $184                   $197                 $185
------------------------------------------------------------------------------------------
Class B (assuming no
 redemption)
 1 year.................           $ 18                   $ 19                 $ 18
 3 years................           $ 54                   $ 58                 $ 55
 5 years................           $ 94                   $100                 $ 94
 10 years...............           $184                   $197                 $185
------------------------------------------------------------------------------------------
Class I
 1 year.................           $  7                   $ --                 $  7
 3 years................           $ 23                   $ --                 $ 23
 5 years................           $ 41                   $ --                 $ 40
 10 years...............           $ 91                   $ --                 $ 89
------------------------------------------------------------------------------------------
Class S (assuming
 redemption at end of
 period)
 1 year.................           $ 68                   $ --                 $ 58
 3 years................           $ 84                   $ --                 $ 85
 5 years................           $114                   $ --                 $104
 10 years...............           $184                   $ --                 $185
------------------------------------------------------------------------------------------
Class S (assuming no
 redemption)
 1 year.................           $ 18                   $ --                 $ 18
 3 years................           $ 54                   $ --                 $ 55
 5 years................           $ 94                   $ --                 $ 94
 10 years...............           $184                   $ --                 $185
------------------------------------------------------------------------------------------

                                                    CURRENT EXPENSES
                             CURRENT EXPENSES          COMPOSITE
                            SIERRA INCOME FUND        INCOME FUND       PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED     COMPOSITE
                              JUNE 30, 1997)       DECEMBER 31, 1996)      INCOME FUND
                          ---------------------- ---------------------- ------------------
Class A
 1 year.................           $ 56                   $ 56                 $ 56
 3 years................           $ 81                   $ 79                 $ 78
 5 years................           $107                   $104                 $103
 10 years...............           $182                   $176                 $173
------------------------------------------------------------------------------------------
Class B (assuming
 redemption at end of
 period)
 1 year.................           $ 70                   $ 60                 $ 59
 3 years................           $ 91                   $ 92                 $ 88
 5 years................           $124                   $114                 $111
 10 years...............           $206                   $201                 $198
------------------------------------------------------------------------------------------
Class B (assuming no
 redemption)
 1 year.................           $ 20                   $ 19                 $ 19
 3 years................           $ 61                   $ 59                 $ 58
 5 years................           $104                   $102                 $101
 10 years...............           $206                   $201                 $198
------------------------------------------------------------------------------------------
Class I
 1 year.................           $  9                   $ --                 $  9
 3 years................           $ 30                   $ --                 $ 27
 5 years................           $ 51                   $ --                 $ 47
 10 years...............           $114                   $ --                 $105
------------------------------------------------------------------------------------------
Class S (assuming
 redemption at end of
 period)
 1 year.................           $ 70                   $ --                 $ 59
 3 years................           $ 91                   $ --                 $ 88
 5 years................           $124                   $ --                 $112
 10 years...............           $206                   $ --                 $198
------------------------------------------------------------------------------------------
Class S (assuming no
 redemption)
 1 year.................           $ 20                   $ --                 $ 19
 3 years................           $ 61                   $ --                 $ 58
 5 years................           $104                   $ --                 $101
 10 years...............           $206                   $ --                 $198
------------------------------------------------------------------------------------------

                                                     CURRENT EXPENSES
                          CURRENT EXPENSES SIERRA       COMPOSITE
                           GROWTH & INCOME FUND    GROWTH & INCOME FUND   PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED  (FOR FISCAL YEAR ENDED      COMPOSITE
                              JUNE 30, 1997)        DECEMBER 31, 1996)   GROWTH & INCOME FUND
                          ----------------------- ---------------------- --------------------
Class A
 1 year.................           $ 72                    $ 68                  $ 68
 3 years................           $103                    $ 91                  $ 90
 5 years................           $136                    $115                  $114
 10 years...............           $229                    $185                  $182
---------------------------------------------------------------------------------------------
Class B (assuming
 redemption at end of
 period)
 1 year.................           $ 73                    $ 61                  $ 59
 3 years................           $101                    $ 94                  $ 90
 5 years................           $142                    $116                  $113
 10 years...............           $243                    $205                  $202
---------------------------------------------------------------------------------------------
Class B (assuming no
 redemption)
 1 year.................           $ 23                    $ 20                  $ 19
 3 years................           $ 71                    $ 61                  $ 60
 5 years................           $122                    $105                  $103
 10 years...............           $243                    $205                  $202
---------------------------------------------------------------------------------------------
Class I
 1 year.................           $ 13                    $ --                  $  8
 3 years................           $ 41                    $ --                  $ 26
 5 years................           $ 70                    $ --                  $ 46
 10 years...............           $156                    $ --                  $103
---------------------------------------------------------------------------------------------
Class S (assuming
 redemption at end of
 period)
 1 year.................           $ 73                    $ --                  $ 59
 3 years................           $101                    $ --                  $ 90
 5 years................           $142                    $ --                  $113
 10 years...............           $243                    $ --                  $202
---------------------------------------------------------------------------------------------
Class S (assuming no
 redemption)
 1 year.................           $ 23                    $ --                  $ 19
 3 years................           $ 71                    $ --                  $ 60
 5 years................           $122                    $ --                  $103
 10 years...............           $243                    $ --                  $202
---------------------------------------------------------------------------------------------

                             CURRENT EXPENSES       CURRENT EXPENSES
                              SIERRA GLOBAL            COMPOSITE
                                MONEY FUND             MONEY FUND       PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED     COMPOSITE
                              JUNE 30, 1997)       DECEMBER 31, 1996)       MONEY FUND
                          ---------------------- ---------------------- ------------------
Class A
 1 year.................           $  8                   $  8                 $  8
 3 years................           $ 24                   $ 25                 $ 25
 5 years................           $ 42                   $ 43                 $ 44
 10 years...............           $ 93                   $ 97                 $ 98
------------------------------------------------------------------------------------------
Class B (assuming
 redemption at end of
 period)
 1 year.................           $ 65                   $ 59                 $ 58
 3 years................           $ 77                   $ 89                 $ 86
 5 years................           $102                   $108                 $107
 10 years...............           $159                   $183                 $184
------------------------------------------------------------------------------------------
Class B (assuming no
 redemption)
 1 year.................           $ 15                   $ 18                 $ 18
 3 years................           $ 47                   $ 56                 $ 56
 5 years................           $ 82                   $ 96                 $ 97
 10 years...............           $170                   $183                 $184
------------------------------------------------------------------------------------------
Class I
 1 year.................           $  5                   $ --                 $  8
 3 years................           $ 16                   $ --                 $ 25
 5 years................           $ 28                   $ --                 $ 44
 10 years...............           $ 63                   $ --                 $ 98
------------------------------------------------------------------------------------------
Class S (assuming
 redemption at end of
 period)
 1 year.................           $ 65                   $ --                 $ 58
 3 years................           $ 77                   $ --                 $ 86
 5 years................           $102                   $ --                 $107
 10 years...............           $159                   $ --                 $184
------------------------------------------------------------------------------------------
Class S (assuming no
 redemption)
 1 year.................           $ 15                   $ --                 $ 18
 3 years................           $ 47                   $ --                 $ 56
 5 years................           $ 82                   $ --                 $ 97
 10 years...............           $170                   $ --                 $184
------------------------------------------------------------------------------------------

                             CURRENT EXPENSES       CURRENT EXPENSES
                            SIERRA GOVERNMENT          COMPOSITE
                                MONEY FUND             MONEY FUND       PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED     COMPOSITE
                              JUNE 30, 1997)       DECEMBER 31, 1996)       MONEY FUND
                          ---------------------- ---------------------- ------------------
Class A
 1 year.................           $  9                   $  8                 $  8
 3 years................           $ 27                   $ 25                 $ 24
 5 years................           $ 47                   $ 43                 $ 41
 10 years...............           $105                   $ 97                 $ 92
------------------------------------------------------------------------------------------
Class B (assuming
 redemption at end of
 period)
 1 year.................           $ 66                   $ 59                 $ 58
 3 years................           $ 80                   $ 89                 $ 85
 5 years................           $107                   $108                 $104
 10 years...............           $170                   $183                 $179
------------------------------------------------------------------------------------------
Class B (assuming no
 redemption)
 1 year.................           $ 16                   $ 18                 $ 18
 3 years................           $ 50                   $ 56                 $ 55
 5 years................           $ 87                   $ 96                 $ 94
 10 years...............           $170                   $183                 $179
------------------------------------------------------------------------------------------
Class I
 1 year.................           $  6                   $ --                 $  8
 3 years................           $ 19                   $ --                 $ 24
 5 years................           $ 33                   $ --                 $ 41
 10 years...............           $ 75                   $ --                 $ 92
------------------------------------------------------------------------------------------
Class S (assuming
 redemption at end of
 period)
 1 year.................           $ 66                   $ --                 $ 58
 3 years................           $ 80                   $ --                 $ 85
 5 years................           $107                   $ --                 $104
 10 years...............           $170                   $ --                 $179
------------------------------------------------------------------------------------------
Class S (assuming no
 redemption)
 1 year.................           $ 16                   $ --                 $ 18
 3 years................           $ 50                   $ --                 $ 55
 5 years................           $ 87                   $ --                 $ 94
 10 years...............           $170                   $ --                 $179
------------------------------------------------------------------------------------------

                                                    CURRENT EXPENSES
                             CURRENT EXPENSES          COMPOSITE
                          SIERRA MUNICIPAL FUND     TAX-EXEMPT FUND     PRO FORMA EXPENSES
                          (FOR FISCAL YEAR ENDED (FOR FISCAL YEAR ENDED     COMPOSITE
                              JUNE 30, 1997)       DECEMBER 31, 1996)    TAX-EXEMPT FUND
                          ---------------------- ---------------------- ------------------
Class A
 1 year.................           $ 55                   $ 53                 $ 53
 3 years................           $ 77                   $ 71                 $ 71
 5 years................           $100                   $ 90                 $ 90
 10 years...............           $166                   $145                 $145
------------------------------------------------------------------------------------------
Class B (assuming
 redemption at end of
 period)
 1 year.................           $ 68                   $ 58                 $ 57
 3 years................           $ 86                   $ 85                 $ 82
 5 years................           $117                   $101                 $100
 10 years...............           $191                   $174                 $174
------------------------------------------------------------------------------------------
Class B (assuming no
 redemption)
 1 year.................           $ 18                   $ 17                 $ 17
 3 years................           $ 56                   $ 52                 $ 52
 5 years................           $ 97                   $ 90                 $ 90
 10 years...............           $191                   $174                 $174
------------------------------------------------------------------------------------------
Class I
 1 year.................           $  8                   $ --                 $  9
 3 years................           $ 25                   $ --                 $ 27
 5 years................           $ 44                   $ --                 $ 47
 10 years...............           $ 98                   $ --                 $105
------------------------------------------------------------------------------------------
Class S (assuming
 redemption at end of
 period)
 1 year.................           $ 68                   $ --                 $ 57
 3 years................           $ 86                   $ --                 $ 82
 5 years................           $117                   $ --                 $100
 10 years...............           $191                   $ --                 $174
------------------------------------------------------------------------------------------
Class S (assuming no
 redemption)
 1 year.................           $ 18                   $ --                 $ 17
 3 years................           $ 56                   $ --                 $ 52
 5 years................           $ 97                   $ --                 $ 90
 10 years...............           $191                   $ --                 $174
------------------------------------------------------------------------------------------

* Certain investors who purchase class A shares at net asset value may be sub-ject to a contingent deferred sales charge of 1.00% or .50% on redemptions of these shares during the first or second year after purchase, respective-ly.

 The above examples should not be considered a representation of past or fu-ture expenses or performance. Actual expenses may be greater or less than those shown. Federal regulations require the examples to assume a 5% annual return, but actual annual return will vary.

-------------------------------------------------------------------------------
FEDERAL INCOME TAX CONSEQUENCES

 Except in the case of the Mergers of the Sierra Global Money Fund and the Si-erra Government Money Fund, for federal income tax purposes no gain or loss will be recognized by an Acquired Fund or its shareholders as a result of the Merger, and the tax basis of the Merger Shares received by each Acquired Fund shareholder will be the same as the tax basis of the shareholder's Acquired Fund shares. In the case of the Mergers of the Sierra Global Money Fund and the Sierra Government Money Fund, shareholders may recognize gain or loss as a result of the Merger; however, because these Funds attempt to maintain a sta-ble net asset value of $1.00 per share, the amount of any such gain or loss is expected to be negligible. See "Information about the Mergers--Federal Income Tax Consequences."

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

 Each Acquiring Fund has investment objectives that are substantially similar to those of the corresponding Acquired Fund. The investment objectives, poli-cies and restrictions of the Acquired Funds and the Acquiring Funds, and cer-tain differences between them, are summarized below. For a more detailed de-scription of the investment techniques used by the Acquired Funds and the Ac-quiring Funds, please see Appendix C to this Prospectus/Proxy Statement, the Merger SAI, the Composite Prospectuses and the Composite SAIs (regarding the Acquiring Funds) and the Sierra Prospectuses and the Sierra SAI (regarding the Acquired Funds). Please refer to Appendix C for a detailed description of the pending changes to the fundamental investment restrictions of the Acquiring Funds and the risks involved in the investments contemplated thereby.

Sierra Government Fund vs. Composite Government Fund

 The Composite Government Fund and the Sierra Government Fund have substan-tially similar investment objectives. The Sierra Government Fund attempts to maximize total rate of return while providing a high level of current income, consistent with reasonable safety of principal. The Composite Government Fund seeks to maintain a high level of current income, consistent with safety and liquidity. However, unlike the Sierra Government Fund, the Composite Govern-ment Fund does not attempt to provide a constant dividend level and, there-fore, dividends may vary from month to month. The total return for the Compos-ite Government Fund and the Sierra Government Fund is set forth in the chart below. Because of the different management styles, however, the relative con-tributions of the two components of total return (i.e., current income and capital appreciation) varied between the Components Government Fund and the Sierra Government Fund. The yield (calculated in accordance with SEC regula-
tions) of the Composite Government Fund was     versus     for the Sierra Gov-
ernment Fund during the 30-day period ended     and averaged     and    , re-
spectively, over the 12-month period ended       .

                            TOTAL RETURN COMPARISON
                               AS OF [6/30/97]*

                                                            3 YEARS    5 YEARS
                                                   1 YEAR  ANNUALIZED ANNUALIZED
                                                   ------  ---------- ----------
Composite Government Fund......................... [8.01]%   [8.11]%    [6.05]%
Sierra Government Fund............................ [8.74]%   [7.72]%    [5.36]%

* Performance is for Class A Shares of both Funds. Fund performance data is after all ex-
penses. No competitive performance information is shown for a 10 year period
because the Sierra Government Fund did not commence operations until    ,
19 . For further information about the Composite Government Fund's perfor-mance, see Appendix C.

 The Composite Government Fund is required to invest at least 80% of its as-sets in obligations guaranteed by the U.S. Government, or in repurchase agree-ments or collateralized mortgage obligations ("CMOs") secured by these obliga-tions. It is a fundamental investment policy of the Composite Government Fund to invest, under normal market conditions, only in obligations issued or guar-anteed by the full faith and credit of the U.S. Government, including certifi-cates of the Government National Mortgage Association ("GNMA") of the modified pass-through type, CMOs and real estate mortgage investment conduits which represent ownership in underlying GNMA certificates or mortgages insured by GNMA, and repurchase agreements which are secured by the obligations identi-fied above. See "Risk Factors--Market Risk."

 The Sierra Government Fund must invest at least 65% of its assets in interme-diate- and long-term securities of the U.S. Government, including its agen-cies, instrumentalities and political subdivisions. In addition to obligations issued or guaranteed by the U.S. Government, the Sierra Government Fund may invest in securities issued or guaranteed by the Federal National Mortgage As-sociation and the Federal Home Loan Mortgage Corporation as well as other gov-ernment agencies and instrumentalities. These obligations are not backed by the full faith and credit of the United States. See "Risk Factors--Market Risk."

 It is expected that, subject to the approval of shareholders of the Composite Government Fund, certain of the fundamental investment restrictions currently in effect for the Composite Government Fund will be modified or eliminated prior to the Merger. If these changes are approved, the Composite Government Fund will be permitted to invest in securities issued by agencies or instru-mentalities of the U.S. Government like the Sierra Government Fund. Such secu-rities may not be supported by the full faith and credit of the U.S. Govern-ment.

 The Sierra Government Fund may also invest up to 35% of its total assets in corporate bonds, preferred stock, convertible corporate bonds, convertible preferred stock, government stripped mortgage-backed securities, asset-backed securities, interests in lease obligations, floating rate, inverse floating rate and variable rate obligations, and commercial mortgage-backed securities. A substantial portion of the Sierra Government Fund's assets at any time may consist of mortgage-backed securities. Under normal market conditions, the Si-erra Government Fund will limit its investment in money market instruments consisting of short-term U.S. Government securities and repurchase agreements with respect to such U.S. Government securities to 20% of its net assets, al-though for temporary defensive purposes, either Fund may invest in these in-struments without limitation. The Sierra Government Fund may also pledge, hy-pothecate or otherwise encumber up to 30% of its total assets. The Sierra Gov-ernment Fund may invest up to 33 1/3% of its total assets in dollar rolls or "covered rolls" but may not borrow money or enter into reverse repurchase agreements or dollar roll transactions in the aggregate in excess of 33 1/3% of the Fund's total assets (after giving effect to such borrowing). The Com-posite Government Fund, if the changes to certain fundamental investment re-strictions are approved, may invest in dollar rolls, subject to such limits as may be imposed from time to time by polices adopted by the Board of Trustees, and may invest in securities that are eligible for resale only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act. See "Risk Factors--Illiquid Securities."

  The Sierra Government Fund may utilize various other investment strategies involving derivatives, including exchange-listed and over-the-counter put and call options on securities, equity and fixed-income indices and other financial instruments, financial futures contracts and options thereon, and interest rate transactions such as swaps, caps, floors and col-lars to hedge various market risks, to manage the effective maturity or dura-tion of fixed-income securities, or to seek potentially higher returns. The Composite Government Fund's policies do not permit these uses of derivatives. The Sierra Government Fund does not currently contemplate entering into such transactions that are in aggregate principal amount in excess of 15% of its net assets, excluding for these purposes "covered" transactions and those en-tered into for "bona fide hedging" purposes. See "Risk Factors--Derivative In-struments."

 Both the Composite Government Fund and the Sierra Government Fund may pur-chase securities on a "when-issued" or "delayed-delivery" basis. However, the Composite Government Fund may only purchase such securities if the scheduled delivery is no more than 120 days in the future and only to the extent of 20% of the market value of its net assets.

 Neither the Composite Government Fund nor the Sierra Government Fund may in-vest in securities of foreign issuers, depository receipts, real estate in-vestment trusts, securities of other investment companies, lower rated securi-ties or engage in foreign currency transactions.

 Gary J. Pokrzywinski, CFA, Vice President and Senior Portfolio Manager of CRM, is primarily responsible for the management of the Composite Government Fund. The day-to-day management of the Sierra Government Fund's portfolio is the responsibility of a committee composed of officers of BlackRock, super-vised by Keith Anderson and Andrew J. Phillips, Managing Director and Vice President, respectively, of BlackRock.

Sierra Income Fund vs. Composite Income Fund

 The Composite Income Fund and the Sierra Income Fund have substantially iden-tical investment objectives. Both funds seek to provide a high level of cur-rent income, consistent with preservation of capital. However, unlike the Si-erra Income Fund, the Composite Income Fund does not attempt to provide a con-stant dividend level and, therefore, dividends may vary from month to month. The total return for the Composite Income Fund and the Sierra Income Fund is set forth in the chart below. Because of the different management styles, how-ever, the relative contributions of the two components of total return (i.e., current income and capital appreciation) varied between the Composite Income Fund and the Sierra Income Fund. The yield (calculated in accordance with SEC
regulations) of the Composite Income Fund was     versus     for the Sierra
Income Fund during the 30-day period ended     and averaged     and    , re-
spectively, over the 12-month period ended       .

                            TOTAL RETURN COMPARISON
                               AS OF [6/30/97]*

                                                            3 YEARS    5 YEARS
                                                  1 YEAR   ANNUALIZED ANNUALIZED
                                                  -------  ---------- ----------
Composite Income Fund............................ [10.01]%   [9.47]%    [7.49]%
Sierra Income Fund...............................  [9.22]%   [9.43]%    [7.67]%

* Performance is for Class A Shares of both Funds. Fund performance data is after all expenses. No competitive performance information is shown for a 10 year period because the Sierra Income Fund did not commence operations until
     , 19 . For further information about the Composite Income Fund's perfor-mance, see Appendix C.

 The Composite Income Fund may invest in U.S. dollar-denominated debt and con-vertible debt securities rated within the four highest grades as determined by Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"). In addition, up to 20% of the Composite Income Fund's total as-sets may be invested in debt securities, convertible debt securities, pre-ferred stocks and convertible preferred stocks rated below the four highest grades by S&P or Moody's and in unrated securities judged to be of comparable quality. In addition, it may hold up to 10% of its total assets in common stocks acquired either by conversion of fixed-income securities or by the ex-ercise of warrants or rights attached thereto. See "Risk Factors--Lower-rated Securities."

 It is expected that, subject to the approval of shareholders of the Composite Income Fund, certain of the fundamental investment restrictions currently in effect for the Composite Income Fund will be modified or eliminated prior to the Merger. If these changes are approved, the Composite Income Fund will be permitted to increase investment from 20% to 35% of its assets in securities rated at the time of purchase below BBB by S&P or Baa by Moody's and in unrated securities determined to be of comparable quality. See "Risk Factors-- Lower-rated Securities." In addition, the Composite Income Fund may, if such changes are approved, invest up to 10% of its assets in securities denominated in foreign currencies and engage in foreign currency exchange transactions in connection therewith. These changes, if approved, would also permit the Com-posite Income Fund to invest (i) in interest rate futures contracts, subject to such limits as may be imposed from time to time by the Board of Trustees;
(ii) up to 10% of its assets in securities issued by real estate investment trusts; (iii) in dollar rolls, subject to such limits as may be imposed from time to time by policies adopted by the Board of Trustees; and (iv) in securi-ties that are eligible for resale only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act.

 The Sierra Income Fund invests primarily in investment-grade corporate bonds of U.S. issuers, with at least 65% of the corporate bonds having remaining ma-turities of 10 years or more at the date of purchase. The Sierra Income Fund may also invest in common stocks, preferred stocks, and corporate bonds or preferred stocks that are convertible into or that carry the right to buy com-mon stock. See "Risk Factors--Market Risk."

 Both the Composite Income Fund and the Sierra Income Fund may purchase secu-rities on a "when-issued" or "delayed-delivery" basis. However, the Composite Income Fund may only invest up to 20% of its net assets in such securities. The Composite Income Fund may lend its portfolio securities to member firms of the New York Stock Exchange. It is intended that the value of portfolio secu-rities loaned will not exceed 50% of total assets and that payments received on such loans, including amounts received during the existence of such a loan on account of interest and dividends on the securities loaned, will not exceed 10% of the Fund's annual gross income. The Sierra Income Fund may lend up to 20% of its total assets to brokers and other financial institutions. See "Risk Factors--Lending of Portfolio Securities."

 The Composite Income Fund may also invest: (i) up to 25% of its assets in U.S. dollar-denominated securities of foreign issuers; (ii) in U.S. government securities including mortgage backed securities; (iii) up to 25% of total assets in obligations of U.S. banks that are members of the federal reserve system; and (iv) in commercial paper rated the highest grade by S&P or Moody's. See "Risk Factors--Investment in Foreign Issuers" and "--Prepayment Risk."

 The Sierra Income Fund may also invest: (i) in U.S. Government securities (including government stripped mortgage-backed securities); (ii) in asset-backed securities; (iii) up to 20% of its assets in interests in lease obliga-tions for which payment of interest and principal is unconditionally guaran-teed by companies with debt rated at least investment-grade; (iv) in floating rate, inverse floating rate and variable rate obligations, including partici-pations interests therein; (v) up to 20% of its assets in bonds issued by for-eign governments or corporations, provided that no more than 5% of its assets will be invested in such bonds denominated in any one currency; (vi) up to 33 1/3% of its total assets in dollar rolls, "covered rolls" or reverse repurchase agree-ments, provided that the Sierra Income Fund will not purchase any additional securities whenever borrowing exceeds 5% of the value of total assets; (vii) in American depository receipts; (viii) in bank obligations provided that not more than $100,000 is invested with banks having less than $1 billion in as-sets; (ix) up to 5% of its assets in securities of issuers which have been in continuous operation for less than three years; and (x) in repurchase agree-ments. See "Risk Factors--Prepayment Risk," "--Investment in Foreign Securi-ties," "--Repurchase Agreements," and "--Reverse Repurchase Agreements and Borrowings."

 The Sierra Income Fund may utilize various other investment strategies in-volving derivatives. Specifically, the Sierra Income Fund may purchase, write and sell covered puts and call options on securities and invest in futures and options on futures, forward foreign currency exchange contracts and securities which are indexed to certain specific foreign currency exchange rates. The Si-erra Income Fund may not write (sell) put options with respect to more than 50% of total assets and no more than 10% of the Fund's total assets may be used to purchase put options and no more than 10% of the Fund's assets may be used to purchase call options. The Sierra Income Fund may also invest in futures and options contracts provided that no more than 5% of the fair market value of the Fund's assets may be used for initial margin deposits and premi-ums paid for unexpired options entered into for purposes other than bona fide hedging. See "Risk Factors--Derivative Instruments." The Composite Income Fund's policies do not permit the uses of derivatives described above.

 Gary J. Pokrzywinski, CFA, Vice President and Senior Portfolio Manager of CRM, is primarily responsible for the management of the Composite Income Fund. The day-to-day management of the Sierra Income Fund's portfolio is the respon-sibility of James M. Goldberg, Managing Director of TCW.

Sierra Growth & Income Fund vs. Composite Growth & Income Fund

 The Composite Growth & Income Fund and the Sierra Growth & Income Fund have similar investment objectives. The Sierra Growth & Income Fund attempts to provide long-term capital growth and current income consistent with reasonable investment risk. The Composite Growth & Income Fund's primary objective is long-term capital growth with current income being a secondary consideration.

 Under normal market conditions, the Composite Growth & Income Fund intends to invest in common stock, preferred stock, treasury bills, certificates of de-posit, debt securities of any maturity, and mortgage-backed securities. The Sierra Growth & Income Fund invests primarily in dividend-paying common stocks of large and medium-sized companies included in the Standard & Poor's 500 Com-posite Stock Price Index, which investments may include up to 10% of the fund's total assets in asset-backed securities. See "Risk Factors--Market Risk."

 Both the Composite Growth & Income Fund and the Sierra Growth & Income Fund may: (i) invest in mortgage-backed securities; (ii) lend securities to bro-kers, dealers or other financial institutions provided that the loans are se-cured (the Composite Growth & Income Fund may not lend securities in excess of 33% of the market value of the fund's total assets whereas the Sierra Growth & Income Fund is limited to 20% of total assets); (iii) invest in repurchase agreements; and (iv) purchase securities on a "when-issued" or "delayed-deliv-ery" basis (the Composite Growth & Income Fund requires that no more then 20% of its net assets be included in such securities). See "Risk Factors--Prepay-ment Risk," "Lending of Portfolio Securities," and "Repurchase Agreements."

 It is expected that, subject to the approval of shareholders of the Composite Growth & Income Fund, certain of the fundamental investment re-strictions currently in effect for the Composite Growth & Income Fund will be modified or removed prior to the Merger. If these changes are approved, the policy prohibiting purchases of restricted securities will be modified to per-mit the Composite Growth & Income Fund to invest in securities that are eligi-ble for resale only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act. See "Risk Factors--Illiquid Securities."

 The Sierra Growth & Income Fund may: (i) invest in securities of foreign is-suers; (ii) invest up to 10% of its assets in American depository receipts;
(iii) invest in exchange rate related securities; (iv) invest in money market instruments, including U.S. government securities; (v) invest in short term bank obligations rated in one of the two highest categories by S&P or Moody's, provided that not more than $100,000 may be invested in banks with less than $1 billion in assets; (vi) invest in commercial paper and corporate obliga-tions rated in the highest two categories by S&P or Moody's; (vii) invest in foreign currency exchange transactions; and (ix) borrow solely for temporary defensive purposes but not in amounts exceeding 30% of total assets (including investments in reverse repurchase agreements). See "Risk Factors--Investment in Foreign Securities."

 In addition to the investment restrictions described above, the Composite Growth & Income Fund may not: (i) invest more than 20% of total assets in for-ward commitments; (ii) buy or sell options except for covered call options which are limited to 20% of total assets; (iii) buy or sell futures-related securities; (iv) invest more than 25% of total assets in foreign securities and then only in U.S. dollar-denominated foreign securities; or (v) invest more than 35% of its assets in debt securities rated lower than investment grade. See "Risk Factors--Investment in Foreign Securities."

 The Sierra Growth & Income Fund, unlike the Composite Growth & Income Fund, may utilize various other investment strategies involving derivatives. Specifically, the Sierra Growth & Income Fund may purchase and sell covered put and call options on securities and may purchase and sell put and call options on stock indexes and on foreign stock indexes listed on foreign and domestic stock exchanges for hedging purposes. Up to 10% of the Sierra Growth & Income Fund's assets may be used to purchase put options on securities and up to 10% of the Sierra Growth & Income Fund's assets may be used to purchase call options on securities. The Sierra Growth & Income Fund may not sell put options with respect to more than 50% of its total assets. The Sierra Growth & Income Fund may invest in futures and options on futures and forward foreign currency exchange contracts provided that the initial margin deposits and premiums paid on contracts entered into for purposes other than bona fide hedging may not exceed 5% of the fair market value of the Sierra Growth & Income Fund's assets. The Sierra Growth & Income Fund does not currently intend to enter into these transactions, excluding transactions that are covered or are for bona fide hedging purposes, in excess of 15% of net assets. See "Risk Factors--Derivative Instruments." The Composite Growth & Income Fund's policies do not permit the uses of derivatives described above.

 Philip M. Foreman, CFA, Vice President and Senior Portfolio Manager of CRM, is primarily responsible for the management of the Composite Growth & Income Fund. The day-to-day management of the Sierra Growth & Income Fund's portfolio is the responsibility of Henry D. Cavanna, Managing Director of J.P. Morgan, and William M. Riegel, Vice President of J.P. Morgan.

Sierra Global Money Fund vs. Composite Money Fund

 The Sierra Global Money Fund and the Composite Money Fund have substantially identical investment objectives. Both Funds attempt to provide maximum current income while preserving capital and maintaining liquidity. As "money mar-ket funds" both seek to maintain a constant per share net asset value of $1.00.

 The Sierra Global Money Fund and the Composite Money Fund seek to achieve their investment objectives by investing in U.S. dollar-denominated, high-quality money market securities that present minimal credit risks and mature within 397 days from the time of purchase. Both funds may invest in the fol-lowing: (i) obligations issued or guaranteed by the U.S. government or any agency or instrumentality thereof; (ii) repurchase agreements with respect to U.S. government securities; (iii) obligations of U.S. and foreign banks with assets of more that $500 million; (iv) commercial paper consisting of direct obligations which, at the time of their purchase, are rated in the two highest ratings by S&P or Moody's. See "Risk Factors--Repurchase Agreements." Although the Sierra Global Money Fund is authorized to invest up to 50% of its assets in any one country (other than the United States), the Sierra Global Money Fund normally will include in its portfolio securities of issuers collectively having their principal place of business in at least three countries, includ-ing the United States.

 The Composite Money Fund, unlike the Sierra Global Money Fund, may invest in commercial paper issued by companies having an outstanding unsecured debt is-sue currently rated A or better by S&P or Moody's; and in short-term corporate obligations which at the time of investment are rated A or better by S&P or Moody's.

 It is expected that, subject to the approval of the shareholders of the Com-posite Money Fund, certain of the fundamental investment restrictions cur-rently in effect for the Composite Money Fund will be modified or eliminated prior to the Merger. If these changes are approved, the Composite Money Fund will be permitted to invest in asset-backed securities that meet the credit quality limitations on its investments in commercial paper. See "Risk Fac-tors--Prepayment." In addition, the Composite Money Fund may, if such changes are approved, invest in securities issued by foreign governments, their agen-cies and instrumentalities, and supranational entities such as the World Bank, provided securities meet the credit requirements applicable to the fund's in-vestments in securities of U.S. corporate issuers, as well as securities of foreign financial institutions, including brokerage, finance and insurance companies. See "Risk Factors--Investment in Foreign Securities." Additionally, if such changes are approved, the Composite Money Fund may also purchase secu-rities issued by non-profit corporations, municipalities and institutions which issue taxable debt.

 Unlike the Composite Money Fund, the Sierra Global Money Fund may invest in corporate obligations of U.S. and foreign issuers that are unrated but are de-termined to be of comparable quality to securities rated in one of the two highest categories for short-term debt by S&P or Moody's. The Sierra Global Money Fund may invest no more than 5% of its total assets in securities rated in the second highest rating category by S&P or Moody's. Unlike the Composite Money Fund which limits investment in bank obligations to less than 25% of as-sets, the Sierra Global Money Fund will invest at least 25% of total assets in bank obligations, except during temporary defensive periods.

 The value of the securities held in the portfolios of the Composite Money Fund and the Sierra Global Money Fund will generally vary inversely with changes in interest rates. Although each Fund's investment policies are de-signed to minimize these changes and to maintain a net asset value of $1.00 per share, there is no assurance that these policies will be successful.

Sierra Government Money Fund vs. Composite Money Fund

 The Sierra Government Money Fund and the Composite Money Fund have substan-tially identical investment objectives. Both funds attempt to provide maximum current income while preserving capital and maintaining liquidity. As "money funds" both seek to maintain a constant per share net asset value of $1.00.

 The Sierra Government Money Fund and the Composite Money Fund seek to achieve their investment objectives by investing in U.S. dollar-denominated, high-quality money market securities that present minimal credit risks and mature within 397 days from the time of purchase. Both funds may invest in obliga-tions issued or guaranteed by the U.S. government or any agency or instrumen-tality thereof and repurchase agreements with respect to U.S. government secu-rities. See "Risk Factors--Repurchase Agreements."

 The Composite Money Fund may also invest in (i) obligations of U.S. and for-eign banks with assets of more that $500 million; (ii) commercial paper con-sisting of direct obligations which, at the time of their purchase, are (a) rated in the two highest ratings by S&P or Moody's, or (b) issued by companies having an outstanding unsecured debt issue currently rated A or better by S&P or Moody's; and (ii) short-term corporate obligations which at the date of in-vestment are rated A or better by S&P or Moody's.

 It is expected that, subject to the approval of the shareholders of the Com-posite Money Fund, certain of the fundamental investment restrictions cur-rently in effect for the Composite Money Fund will be modified or eliminated prior to the Merger. If these changes are approved, the Composite Money Fund will be permitted to invest in asset-backed securities that meet the credit quality limitations on its investments in commercial paper. See "Risk Fac-tors--Prepayment Risk." In addition, the Composite Money Fund may, if such changes are approved, invest in securities issued by foreign governments, their agencies and instrumentalities, and supranational entities such as the World Bank, provided securities meet the credit requirements applicable to the fund's investments in securities of U.S. corporate issuers, as well as securi-ties of foreign financial institutions, including brokerage, finance and in-surance companies. See "Risk Factors--Investment in Foreign Securities." Addi-tionally, if such changes are approved, the Composite Money Fund may also pur-chase securities issued by non-profit corporations, municipalities and insti-tutions which issue taxable debt.

 The value of the securities held in the portfolios of the Composite Money Fund and the Sierra Government Money Fund will generally vary inversely with changes in interest rates. Although each Fund's investment policies are de-signed to minimize these changes and to maintain a net asset value of $1.00 per share, there is no assurance that these policies will be successful.

Sierra Municipal Fund vs. Composite Tax-Exempt Fund

 The Composite Tax-Exempt Fund and the Sierra Municipal Fund have substan-tially similar investment objectives. The Sierra Municipal Fund attempts to provide a high level of current income which is exempt from federal tax, con-sistent with preservation of capital. The Composite Tax-Exempt Fund is de-signed to provide a high level of federal tax-exempt income while at the same time protecting investors' capital. However, unlike the Sierra Municipal Fund, the Composite Tax-Exempt Fund does not attempt to provide a constant dividend level and, therefore, dividends may vary from month to month. The total return for the Composite Tax-Exempt Fund and the Sierra Municipal Fund is set forth in the chart below. Because of the different management styles, however, the relative contributions of the two components of total return (i.e., current income and capital appreciation) varied between the Composite Tax-Exempt Fund and the Sierra Municipal Fund. The yield (calculated in accordance with SEC
regulations) of the Composite Tax-Exempt Fund was     versus    for the Sierra
Municipal Fund during the 30-day period ended     and averaged     and    ,
respectively, over the 12-month period ended   .

                            TOTAL RETURN COMPARISON
                               AS OF [6/30/97]*

                                                            3 YEARS    5 YEARS
                                                   1 YEAR  ANNUALIZED ANNUALIZED
                                                   ------  ---------- ----------
Composite Tax-Exempt Fund......................... [7.11]%   [7.25]%    [6.56]%
Sierra Municipal Fund............................. [8.91]%   [7.21]%    [6.73]%

* Performance is for Class A Shares of both Funds. Fund performance data is after all expenses. No competitive performance information is shown for a 10 year period because the Sierra Municipal Fund did not commence operations un-
til     , 19 . For further information about the Composite Tax-Exempt Fund's performance, see Appendix C.

 Under normal market conditions, at least 80% of the each fund's assets will be invested in debt securities issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, the interest on which is tax-exempt. In the case of the Sierra Municipal Fund, such securities will be intermediate- and long-term obligations, and will generally be limited to obligations that receive one of the four highest ratings from S&P or Moody's. See "Risk Factors--Market Risk."

 The Composite Tax-Exempt Fund may also invest: (i) up to 25% of its assets in securities rated at the time of purchase below BBB by S&P or Baa by Moody's and unrated securities of comparable quality; (ii) up to 10% of total assets in other investment companies which invest in tax-exempt securities; and (iii) in municipal notes backed by the federal government. Both the Composite Tax-Exempt Fund and the Sierra Municipal Fund may purchase securities on a "when-issued" or "delayed-delivery" basis to the extent of 20% of the market value of each fund's net assets. See "Risk Factors--Lower-rated Securities."

 It is expected that, subject to the approval of shareholders of the Composite Tax-Exempt Fund, certain of the fundamental investment restrictions currently in effect for the Composite Tax-Exempt Fund will be modified or eliminated prior to the Merger. If these changes are approved by the Composite Tax-Exempt Fund shareholders, the Composite Tax-Exempt Fund will be permitted to invest up to 35% of its assets in securities rated at the time of purchase below BBB by S&P or Baa by Moody's and unrated securities determined to be of comparable quality. See "Risk Factors--Lower-rated Securities." In addition, if such changes are approved, the Composite Tax-Exempt Fund may purchase and sell in-terest rate futures contracts, subject to such limits as may be imposed from time to time by the Board of Trustees, and may also invest in securities that are eligible for resale only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act. See "Risk Factors--Illiquid Securities."

 The Sierra Municipal Fund may also invest in: (i) floating rate, inverse floating rate and variable rate obligations, including participation interests therein; (ii) participations in lease obligations or installment purchase con-tract obligations of municipal authorities or entities, provided that no more than 5% of total assets is invested in lease obligations containing non-appro-priation clauses and no more than 25% of total assets is invested in municipal securities the interest on which is paid from revenues from similar-type pro-jects; (iii) in alternative-minimum-tax-subject bonds issued to finance cer-tain private activities; (iv) in repurchase agreements; (v) in reverse repur-chase agreements; (vi) mortgage-backed securities; (vii) bond index futures and options thereon for bona fide hedging purposes, See "Risk Factors--Deriva-tive Instruments"; (viii) stand-by commitments with respect to municipal secu-rities held in the Sierra Municipal Fund's portfolio; and (ix) bank obliga-tions, provided that not more than $100,000 will be invested with a bank that has less than $1 billion in assets. The Sierra Municipal Fund may also lend up to 20% of its total assets to brokers and other financial organizations. See "Risk Factors--Prepayment Risk," "--Repurchase

Agreements," and "--Reverse Repurchase Agreements and Borrowings." Addition-ally, the Sierra Municipal Fund may invest in futures and options on futures and forward currency exchange contracts if the aggregate initial margin depos-its and premiums on contracts entered into other than for bona fide hedging purposes does not exceed 5% of the fair market value of the Sierra Municipal Fund's assets.

 Brian L. Placzek, CFA, Vice President Senior Portfolio Manager of CRM, is primarily responsible for the management of the Composite Tax-Exempt Fund. The day-to-day management of the Sierra Municipal Fund's portfolio is the respon-sibility of David C. Johnson, Senior Vice President of Van Kampen.

COMPARISON OF DISTRIBUTION POLICIES AND PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

 Each Acquired Fund and each Acquiring Fund declares dividends daily and pays them monthly, except that the Sierra Growth & Income Fund and the Composite Growth & Income Fund declare and pay dividends quarterly. Each Acquired Fund and each Acquiring Fund distributes any net realized capital gains annually.

 The Acquired Funds and the Acquiring Funds have substantially the same proce-dures for purchasing shares. The Funds offer four classes of shares, Classes A, B, I and S. Class I shares are sold exclusively to the various investment portfolios of Sierra Asset Management Portfolios (the "SAM Portfolios"), a se-ries investment company managed by Sierra, and are not available for direct purchase by investors. Class S shares are sold only to investors who select or have previously selected the Sierra Asset Management service offered by Sier-ra. Class A and Class B shares (and, for eligible investors, Class S shares) of the Acquired Funds may be purchased at their net asset value next deter-mined, plus applicable sales charges in the case of Class A shares, from Si-erra Investment Services Corporation ("Sierra Services"), the principal under-writer of the Acquired Funds as well as the other mutual funds in the Sierra Funds family. Class A and Class B shares (and, for eligible investors, Class S shares) of the Acquiring Funds may be purchased at their net asset value next determined, plus applicable sales charges in the case of Class A shares, from WM Financial Services, Inc. ("WMFS"), a broker-dealer affiliated with Compos-ite Funds Distributor, Inc. ("CFDI"), the principal underwriter of the Acquir-ing Funds. In addition, shares of the Acquired Funds and the Acquiring Funds may be purchased through other broker-dealers that have dealer agreements with Sierra Services or CFDI, as the case may be.

 Shares of each Acquired Fund can be exchanged for shares of the same class of any other fund offered by the Sierra Trust, SAM Portfolios or Sierra Prime In-come Fund ("SPIF"), a closed-end investment company advised by Sierra. Shares of the Acquiring Funds can be exchanged for shares of the same class of any fund advised by CRM, as well as shares of the same class of any fund offered by the Sierra Trust, SAM Portfolios or SPIF. In addition, Class B shares of the Acquired Funds and the Acquiring Funds can, under certain circumstances, be exchanged for Class S shares of the same Fund or any other Fund offered by the Sierra Trust, SAM Portfolios of SPIF or (in the case of exchanges from the Acquiring Funds) advised by CRM, and Class S shares of the Acquired Funds and the Acquiring Funds can be exchanged, under certain circumstances, for Class B shares of the SAM Portfolios.

 The availability of the exchange privilege with respect to shares of SPIF is subject to the availability of shares of SPIF for exchange purposes as stated in the prospectus and statement of additional information ("SAI") of SPIF. Al-so, although shares of SPIF may be exchanged for shares of the Funds, such ex-changes of SPIF shares for shares of the Funds are permitted approximately once every calendar quarter so long as SPIF makes a repur-

-------------------------------------------------------------------------------
chase offer for its shares in such quarter and so long as the SPIF repurchase offer is sufficiently large to include the SPIF shares tendered for exchange. See the prospectus and SAI of SPIF for additional information regarding the exchange privilege applicable to SPIF shares and the availability of such ex-change privilege.

 Redemption procedures for the Acquired Funds and the Acquiring Funds are [substantially] similar. Shares of a Fund may be redeemed at their net asset value next determined after receipt of the redemption request, less any appli-cable CDSC, on any day the New York Stock Exchange is open. Shares can be re-deemed from Sierra Services, in the case of the Acquired Funds, or WMFS or Murphey Favre Securities Services, Inc., the Acquiring Funds' transfer agent, in the case of the Acquiring Funds, or in either case, from the dealer through which the shares were purchased, by mail, by telephone or by other means of wire communication.

 See Appendix C to this Prospectus/Proxy Statement for further information re-garding the Acquiring Funds' distribution policies and purchase, exchange and redemption procedures.
INTEREST RATE RISK. The Acquired Funds and the Acquiring Funds share similar risks for investment in fixed income securities, including U.S. Government se-curities. U.S. Government securities are considered among the safest of fixed-income investments, but their values, like those of other debt securities, will fluctuate with changes in interest rates. Thus, a decrease in interest rates will generally result an increase in the value of an Acquiring Fund's holdings of fixed income securities, including U.S. government securities. Conversely, during periods of rising interest rates, the value of an Acquiring Fund's holdings of fixed income securities will generally decline.

 PREPAYMENT RISK. The Acquired Funds and the Acquiring Funds share similar risks for investment in mortgage-backed securities. Certain of the Acquiring Funds may invest in mortgage-backed securities. Prepayment on mortgage-backed or asset-backed securities may require reinvestment of principal under less attractive terms. Prepayments may also significantly shorten the effective ma-turities of these securities, especially during periods of declining interest rates. Conversely, during periods of rising interest rates, a reduction in prepayments may increase the effective maturities of these securities. Prepay-ments may cause losses in securities purchased at a premium. Prepayments could re-
RISK FACTORS

 Certain risks associated with an investment in the Acquiring Funds are summa-rized below. Because each Acquiring Fund shares similar investment objectives and policies with the corresponding Acquired Fund and because both the Acquir-ing Fund and the corresponding Acquired Fund share certain policies described more fully above under "Overview of Mergers--Comparison of Investment Objec-tives, Policies and Restrictions", many of the risks of an investment in the Acquiring Fund are substantially similar to the risks of an investment in the corresponding Acquired Fund. A more detailed description of certain of the risks associated with an investment in the Acquiring Funds may be found in the Composite Prospectuses under the caption "Investment Practices and Risk Fac-tors" and in the Composite SAIs under the caption "Investment Practices."

 The values of all securities and other instruments held by the Acquiring Funds vary from time to time in response to a wide variety of market factors. Consequently, the net asset value per share of the Acquiring Funds will vary. The net asset value per share of an Acquiring Fund may be less at the time of redemption than it was at the time of investment.

sult in losses on stripped mortgage-backed or asset-backed securities. The yield-to-maturity on an interest-only class of stripped mortgage-backed or as-set-backed securities is extremely sensitive not only to changes in prevailing interest rates but also to the rate of principal payments (including prepay-ments) on the underlying assets. Because of the foregoing characteristics, mortgage-backed securities may be more volatile than other fixed income secu-rities.

 REPURCHASE AGREEMENTS. Investing in repurchase agreements subjects the Ac-quiring Funds, like the Acquired Funds, to the risk that the default or bank-ruptcy of the other party to the repurchase agreement could subject the fund to expenses, delays and risk of loss on the securities subject thereto. Com-posite funds limit their investments in repurchase agreements maturing in more than seven days to no more than 10% of total assets.

 REVERSE REPURCHASE AGREEMENTS AND BORROWINGS. The Acquiring Funds may not en-gage in reverse repurchase agreements. Reverse repurchase agreements and borrowings subject the Acquired Funds to the risk that changes in the value of a Fund's portfolio securities may amplify changes in the Fund's net asset value per share and also may cause the Fund to liquidate portfolio positions when it would not be advantageous to do so.

 ILLIQUID SECURITIES. The Acquired Funds and the Acquiring Funds share similar risks for investment in illiquid securities--specifically, higher transaction costs. Each Acquired Fund and each Acquiring Fund may invest up to 15% of its net asset value in illiquid securities, except for the Composite Money Fund, the Sierra Global Money Fund and the Sierra Government Money Fund, which are limited to 10% of net assets.

 LOWER-RATED SECURITIES. Certain of the Acquired Funds and certain of the Ac-quiring Funds share similar risks for investment in lower-rated securities. Risks of high-yield securities include: (i) limited liquidity and secondary market support; (ii) substantial market price volatility resulting from changes in prevailing interest rates; (iii) subordination to the prior claims of banks and other senior lenders; (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates whereby the fund may reinvest premature redemption proceeds in lower yielding portfolio securities; (v) the possibility that earnings of the issuer may be insufficient to meet its debt service; and (vi) the issuer's low creditworthi-ness and potential for insolvency during periods of rising interest rates and economic downturn.

 INVESTMENT IN FOREIGN SECURITIES. Certain of the Acquired Funds and certain of the Acquiring Funds share similar risks for investment in foreign securi-ties. Investment in foreign securities involves the risk of potentially re-duced domestic marketability of such securities, the lower reserve require-ments generally mandated for overseas banking operations, the possible impact of interruptions in the flow of international currency transactions, potential political and social instability or expropriation, imposition of foreign tax-es, less government supervision of issuers, difficulty in enforcing contrac-tual obligations, and lack of uniform accounting standards.

 LENDING OF PORTFOLIO SECURITIES. The Acquired Funds and the Acquiring Funds may incur similar risks from lending their securities. As with other exten-sions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially.

 DERIVATIVE INSTRUMENTS. As noted above, a number of the Acquired Funds may enter into options and futures contracts for hedging purposes or as a part of their investment strategies and may engage in swap agreements. Use of deriva-tive instruments may involve certain costs and risks, including the risk that the Fund could not close out a position when it would be most advantageous to do so due to an illiquid market, the risk of an imperfect correlation between the value of the se-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
curities being hedged and the value of the particular derivative instrument, the risk of bankruptcy or default of counterparties, and the risk that unex-pected changes in interest rates or other market movements may adversely af-fect the value of the Fund's investments in particular derivative instruments. Except as described above, in general the Acquiring Funds' policies do not currently permit the use of derivatives.

 MARKET RISK. In the case of equity securities owned by an Acquiring Fund or an Acquired Fund, there can be no assurance of capital appreciation and there is a risk of market decline.
SPECIAL MEETING OF SHAREHOLDERS

 This Prospectus/Proxy Statement is furnished in connection with a Special Meeting of Shareholders to be held on December , 1997 or at such later time made necessary by adjournment (the "Meeting") and the solicitation of proxies by and on behalf of the Trustees of the Sierra Trust for use at the Meeting. The Meeting is being held to consider the election of Trustees of the Sierra Trust (Proposal 1) and the proposed Mergers of each Acquired Fund with the corresponding Acquiring Fund by the transfer of all of the Acquired Fund's as-sets and liabilities to the Acquiring Fund (Proposals 2 through 7). This Prospectus/Proxy Statement and the enclosed form of proxy are being mailed to shareholders on or about November , 1997.

 The Trustees of the Trust know of no matters other than those set forth herein to be brought before the Meeting. If, however, any other matters prop-erly come before the Meeting, it is the Trustees' intention that proxies will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.
PROPOSAL 1:

ELECTION OF TRUSTEES

 At the Meeting, it is proposed that thirteen Trustees of the Sierra Trust be elected to hold office until their successors are duly elected and qualified. The persons named in the accompanying proxy intend, in the absence of contrary instructions, to vote all proxies on behalf of the shareholders for the elec-tion of David E. Anderson, Wayne L. Attwood, M.D., Arthur H. Bernstein, Kristianne Blake, Edmond R. Davis, John W. English, Anne V. Farrell, Michael
K. Murphy, Alfred E. Osborne Jr., William G. Papesh, Daniel L. Pavelich, Jay Rockey and Richard C. Yancey (each a "Nominee" and collectively, the "Nomi-nees"). Messrs. Anderson, Bernstein, Davis, English and Osborne are currently members of the Sierra Trust's Board of Trustees. Messrs. Attwood, Murphy, Papesh, Pavelich, Rockey and Yancey and Mses. Blake and Farrell are all direc-tors of the mutual funds advised by CRM (the "Composite Funds"), but have not previously served on the Sierra Trust's Board of Trustees.

 Shareholders of the Acquired Funds, along with the shareholders of each other series of the Sierra Trust, are entitled to vote in the election of the Sierra Trust's Trustees. However, if the proposed Merger for any Acquired Fund is consummated, the Acquired Fund's separate existence would be terminated and its shareholders would become shareholders of the corresponding Acquiring Fund, which is not part of the Sierra Trust and would not be governed by the Sierra Trust's Board of Trustees.

 The proposal to elect the Board of Trustees is being presented for share-holder approval pursuant to requirements under the Investment Company Act of 1940 (the "1940 Act"). Under the 1940 Act, Trustees may not fill vacancies un-less at least two-thirds of the Trustees holding office after such vacancies are filled have been elected by the shareholders. Approval of this proposal will provide a combined Board of Trustees consisting of the current Sierra Trust Trustees and the Composite Directors. Approval of this proposal will provide a combined Board of Trustees consisting of the current Sierra Trust Trustees and the Composite Directors.

 Each of the Nominees has consented to being named in this Prospectus/Proxy Statement and to serving as a Trustee if elected. The Sierra Trust knows of no reason why any Nominee would be unable or unwilling to serve if elected.

 The Sierra Trust is organized as a business trust under the laws of the Com-monwealth of Massachusetts. Under Massachusetts law, the Trust is not required to hold annual meetings. The Trust has availed itself of this provision and achieves cost savings by eliminating printing costs, mailing charges and other expenses involved in routine annual meetings. Because the Trust does not hold regular annual shareholder meetings, each Nominee, if elected, will hold of-fice until his or her successor is elected and qualified.

 Even with the elimination of routine annual meetings, the Board of Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the 1940 Act, or as required or permitted by the Sierra Trust's Master Trust Agreement. Shareholder meetings will be held, in compli-ance with the 1940 Act, to elect Trustees under certain circumstances. Share-holder meetings may also be held by the Trust for other purposes, including to approve investment policy changes, a new investment advisory agreement or other matters requiring shareholder action under the 1940 Act.

 A meeting may also be called by shareholders holding at least 10% of the shares entitled to vote at the meeting for the purpose of voting upon the re-moval of Trustees, in which case shareholders may receive assistance in commu-nicating with other shareholders as if the provisions contained in Section 16(c) of the 1940 Act applied.
INFORMATION REGARDING NOMINEES

 The following information is provided for each Nominee. It includes his or her name, position with the Sierra Trust, if any, tenure in office, length of directorship, age, principal occupations or employment during the past five years, directorships with other companies which file reports periodically with the SEC, number of directorships/trusteeships with the registered investment companies which hold themselves out to investors as related companies for pur-poses of investment and investor services to which Sierra or an affiliated person of Sierra provides investment advisory or administration services (col-lectively, the "Fund Complex"), number of shares of the funds of the Sierra Trust beneficially owned and percentage of shares of the funds of the Sierra Trust beneficially owned. As of July 1, 1997, the Nominees as a group benefi-cially owned an aggregate of less than 1% of the shares of each fund of the Sierra Trust and the Trustees and officers of the Trust as a group benefi-cially owned an aggregate of less than 1% of the shares of each fund of the Trust.

                                   ADDRESS AND BUSINESS EXPERIENCE     SHARES BENEFICIALLY    PERCENTAGE OF
      NAME, AGE AND POSITION          DURING THE PAST FIVE YEARS           OWNED AS OF         OUTSTANDING
           WITH THE FUND            (INCLUDING ALL DIRECTORSHIPS)             , 1997**           SHARES
      ----------------------       -------------------------------   ------------------------ -------------
 Arthur H. Bernstein, Esq. (72)       11661 San Vincente Blvd.       Global Money Fund 50,790      ***
  Chairman of the Board               Suite 701,                     California Money Fund
  and Trustee since 1989.             Los Angeles, CA 90049.         15,937.49
                                      President, Bancorp             Corporate Income Fund
                                      Capital Group, Inc., 1988      19,550
                                      to present; President,         California Municipal
                                      Bancorp Venture Capital,       Fund 10,756 Growth and
                                      Inc., 1988 to present.         Income Fund 6,078.511
                                      Trustee of 4 funds in the
                                      Fund Complex.
 David E. Anderson (70)                                              California Municipal          ***
  Trustee since 1989.                 17960 Seabreeze Drive,         Fund 1236
                                      Pacific Palisades, CA          California Insured
                                      90272.                         Intermediate
                                      Retired. Formerly,              Municipal Fund 492
                                      President and Chief            International Growth
                                      Executive Officer, GTE         Fund 1261
                                      California, Inc., 1979 to      Short-Term Global
                                      1988. Trustee of 4 funds        Government Fund 3942
                                      in the Fund Complex.           Growth Fund 1277
 Edmond R. Davis, Esq. (69)           550 South Hope Street,         California Money Fund         ***
  Trustee since 1989.                 21st Floor,                    98,492.18
                                      Los Angeles, CA 90071.
                                      Partner, Brobeck, Phleger
                                      & Harrison (law firm)
                                      1987 to present. Trustee
                                      of 4 funds in the Fund
                                      Complex.
 John W. English (64)                 50 H New England Ave.          Growth and Income
  Trustee since 1994.                 PO Box 640,                    12,079.48
                                      Summit, NJ 07902-0640 .        International Growth
                                      Retired. Formerly, Vice        Fund 8,490.88
                                      President and Chief
                                      Investment Officer, Ford
                                      Foundation, 19  to 19 .
                                      Chairman of the Board and
                                      Director, The China Fund,
                                      Inc. (a closed-end mutual
                                      fund), 19  to present;
                                      Trustee, Retail Property
                                      Trust (a company
                                      providing management
                                      services for shopping
                                      centers), 19  to present;
                                      Director, The Northern
                                      Trust Company's Benchmark
                                      Funds (open-end mutual
                                      funds), 19  to present.
                                      Trustee of 4 funds in the
                                      Fund Complex.
 Alfred E. Osborne, Jr. Ph.D. (52)    110 Westwood Plaza, Suite      Global Money Fund 997.88
  Trustee since 1996.                 C305                           Corporate Income Fund
                                      Los Angeles, CA 90095-         615.097
                                      1481.                          Growth and Income Fund
                                      Professor, The Anderson        286.178
                                      School and Director, The       International Growth
                                      Harold Price Center for        Fund 668.656
                                      Entrepreneurial Studies        Short Term Global
                                      at University of                Government Fund 149.053
                                      California at Los Angeles
                                      1972 to present;
                                      Independent general
                                      partner, Technology
                                      Funding Venture Partners
                                      V, 19  to present.
                                      Formerly, Governor,
                                      National Association of
                                      Securities Dealers, Inc.,
                                      19  to 19 ; Director,
                                      NASD Regulation, 19  to
                                      19 . Director, Times
                                      Mirror Company, 19  to
                                      present; Director, United
                                      States Filter
                                      Corporation, 19  to
                                      present; Director,
                                      Nordstrom, Inc., 19  to
                                      present; Director, Seda
                                      Specialty Packing
                                      Corporation, 19  to
                                      present; Director,
                                      Greyhound Lines, Inc.,
                                      19  to present. Trustee
                                      of     funds in the Fund
                                      Complex.

                          ADDRESS AND BUSINESS EXPERIENCE  SHARES BENEFICIALLY   PERCENTAGE OF
 NAME, AGE AND POSITION     DURING THE PAST FIVE YEARS         OWNED AS OF        OUTSTANDING
      WITH THE FUND        (INCLUDING ALL DIRECTORSHIPS)      JULY 1, 1997**        SHARES
 ----------------------   ------------------------------- ---------------------  -------------
 Wayne L. Attwood, M.D.     2931 S. Howard                None                        ***
  (68)                      Spokane, WA 99203.
  Nominee                   Retired. Formerly, Doctor
                            of internal medicine and
                            gastroenterology.
 Kristianne Blake (43)      705 W. 7th, Suite D,          None                        ***
  Nominee                   Spokane, WA 99203.
                            President, Kristianne
                            Gates Blake, PS
 Anne V. Farrell (62)       425 Pike Street, Suite        None                        ***
  Nominee                   510,
                            Seattle, WA 98101.
                            President and Chief
                            Executive Officer, The
                            Seattle Foundation.
                            Director, Washington
                            Mutual, Inc.
 Michael K. Murphy (60)     P.O. Box 3366                 None                        ***
  Nominee                   Spokane, WA 99220.
                            Chairman and Chief
                            Executive Officer, CPM
                            Development Corporation.
                            Director, Washington
                            Mutual, Inc.
 *William G. Papesh (54)    601 W. Main Avenue            None                        ***
  Nominee                   Suite 300
                            Spokane, WA 99201.
                            President and Director,
                            Advisor and Transfer
                            Agent; an executive vice
                            president and Director,
                            Distributor.
 Daniel L. Pavelich (53)    Two Prudential Plaza          None                        ***
  Nominee                   180 North Stetson Avenue
                            Suite 4300
                            Chicago, IL 60601.
                            Chairman and Chief
                            Executive Office, BDO
                            Seidman.
 Jay Rockey (69)            2121 Fifth Avenue             None                        ***
  Nominee                   Seattle, WA 98121.
                            Chairman and Chief
                            Executive Officer, The
                            Rockey Company
 Richard C. Yancey (71)     535 Madison Avenue            None                        ***
  Nominee                   New York, NY 10022.
                            Senior Advisor, Dillon,
                            Read & Co., Inc.

*  Denotes an individual who is an "interested person" as defined in the 1940
   Act.
** This information has been provided by each Nominee.
*** As of June 30, 1997, the Nominees as a group beneficially owned an aggre-
    gate of less than 1% of the shares of each fund of the Trust.
+ [Represents shares not beneficially owned, but held by funds in the Fund Complex as of [June 25, 1997,] as designated by the Nominee pursuant to the Fund Complex's Deferred Compensation Plan.]

COMPENSATION OF DIRECTORS

 Each Trustee who is not an "interested person" receives an aggregate annual fee (plus reimbursement for reasonable out-of-pocket expenses incurred in con-nection with his or her attendance at Board and committee meetings) from the Sierra Trust and all of the trusts in the Fund Complex for which he or she serves. The Sierra Trust pays each Trustee who is not a director, officer or employee of Washington Mutual, Inc., Sierra Investment Services Corporation, Sierra Investment Advisors Corporation, the sub-advisors to the Trust or First Data Investor Services Group, Inc., or any of their affiliates, $7,500 per an-num plus $1,500 per board meeting attended, $1,000 per audit and/or nominating committee meeting attended and reimbursement for travel and out-of-pocket ex-penses. Since December 1996, the Chairman has been receiving one and a half times the normal Trustee's compensation. The Chairman of the Audit Committee receives $1,500 per audit committee meeting attended. Officers of the Trust receive no direct remuneration in such capacity from the Trust. Officers of the Trust who are employees of Sierra or its affiliates may be considered to have received remuneration indirectly.

 Pursuant to an exemptive order granted by the SEC, the Trust's eligible Trustees may participate in a deferred compensation plan (the "Plan") which may be terminated at any time. Under the Plan, Trustees may elect to defer re-ceipt of all or a portion of their fees which, in accordance with the Plan, are invested in mutual fund shares. Upon termination of the Plan, Trustees that have deferred accounts under the Plan will be paid benefits no later than the time the payments would otherwise have been made without regard to such termination. All benefits provided under these plans are funded and any pay-ments to plan participants are paid solely out of the Trust's assets.

 The aggregate compensation payable by the Trust to each of the Trust's Trust-ees serving during the fiscal year ended June 30, 1997 is set forth in the compensation table below. The aggregate compensation payable to such Trustees during the fiscal year ended June 30, 1997, by the Fund Complex is also set forth in the compensation table below.
COMPENSATION TABLE

                                           PENSION OR
                           AGGREGATE       RETIREMENT            TOTAL COMPENSATION
                         COMPENSATION  BENEFITS ACCRUED AS          FROM THE FUND
                            PAYABLE       PART OF FUND            AND FUND COMPLEX
   NAME AND POSITION     FROM THE FUND      EXPENSES            PAYABLE TO DIRECTORS
   -----------------     ------------- ------------------- -------------------------------
Arthur H. Bernstein*,
 Trustee................   $ 22,938            $ 0         $54,063 for service on 4 boards
David E. Anderson,
 Trustee................     18,000              0          42,000 for service on 4 boards
Edmond R. Davis,
 Trustee................     18,000              0          42,000 for service on 4 boards
John W. English,
 Trustee................     18,000              0          42,000 for service on 4 boards
Alfred E. Osborne, Jr.,
 Trustee................     18,000              0          42,000 for service on 4 Boards
------------------------------------------------------------------------------------------

* Mr. Bernstein was paid $1,500 for the Audit Committee Meeting held by the Company and SVT.

MEETINGS AND COMMITTEES OF THE BOARD OF TRUSTEES

 There were eight meetings of the Board of Trustees held during the fiscal year ended June 30, 1997. In such fiscal year, all Trustees attended at least 75% of the meetings of the Board of Trustees.

 The Board of Trustees has an Audit Committee. The Audit Committee makes rec-ommendations to the full Board of Trustees with respect to the engagement of independent accountants and reviews, with the independent accountants, the re-sults of the audit engagement and matters having a material effect on the Funds' financial operations. The members of the Audit Committee during the fiscal year ended June 30, 1997, were Messrs. Anderson, Davis, Bernstein, En-glish and Osborne, each of whom is not an "interested person" within the mean-ing of the 1940 Act. The Audit Committee met once during the fiscal year ended June 30, 1997 and all members attended the meeting. The Chairman of the Audit Committee receives $1,500 for each Audit Committee meeting attended.

 The Board of Trustees has a Nominating Committee. The Nominating Committee makes recommendations to the full Board of Trustees with respect to candidates for the Board of Trustees. The members of the Nominating Committee during the fiscal year ended June 30, 1997, were Messrs. Cerini (Mr. Cerini resigned as a Trustee of the Trust May 29,1997), Anderson, Bernstein, Davis and English, each of whom, with the exception of Mr. Cerini, is not an "interested person" within the meaning of the 1940 Act. The Nominating Committee did not meet dur-ing the fiscal year ended June 30, 1997.

BOARD APPROVAL OF THE ELECTION OF TRUSTEES

 At a meeting of the Board of Trustees held October 27, 1997, the Board of Trustees recommended that shareholders vote FOR each of the Nominees for Trustee named herein. In recommending that shareholders elect the Nominees as Trustees of the Fund, the Board considered the Nominees' experience and quali-fications.

SHAREHOLDER APPROVAL OF THE ELECTION OF TRUSTEES

 The Election of the Trustees requires the affirmative vote of a [plurality] of all votes cast at the Special Meeting, provided that a majority of the shares entitled to vote are present in person or by Proxy at the Special Meet-ing. If your shares are represented at the meeting but you give no voting in-structions, your shares will be voted FOR all Nominees named herein. If the Trustees are not approved by shareholders of the Trust, the Board of Trustees will consider alternative nominations.

 THE BOARD OF TRUSTEES OF THE SIERRA TRUST RECOMMENDS THAT THE SHAREHOLDERS OF THE ACQUIRED FUNDS VOTE FOR THE ELECTION OF THE NOMINEES AS TRUSTEES OF THE SIERRA TRUST.
-------------------------------------------------------------------------------

PROPOSALS 2, 3, 4, 5, 6 AND 7:

APPROVAL OR DISAPPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION

 The shareholders of the Sierra Government Fund are being asked to approve or disapprove a Merger between the Sierra Government Fund and the Composite Gov-ernment Fund (Proposal 2); the shareholders of the Sierra Income Fund are be-ing asked to approve or disapprove a Merger between the Sierra Income Fund and the Composite Income Fund (Proposal 3); the shareholders of the Sierra Growth & Income Fund are being asked to approve or disapprove a Merger between the

Sierra Growth & Income Fund and the Composite Growth & Income Fund (Proposal
4); the shareholders of the Sierra Global Money Fund are being asked to ap-prove or disapprove a Merger between the Sierra Global Money Fund and the Com-posite Money Fund (Proposal 5); the shareholders of the Sierra Government Money Fund are being asked to approve or disapprove a Merger between the Si-erra Government Money Fund and the Composite Money Fund (Proposal 6); and the shareholders of the Sierra Municipal Fund are being asked to approve or disap-prove a Merger between the Sierra Municipal Fund and the Composite Tax-Exempt Fund (Proposal 7). Each Merger is proposed to take place pursuant to an Agree-ment and Plan of Reorganization between the Acquired Fund and the Acquiring Fund, [dated as of October , 1997] (the "Agreement"), each of which is in the form attached to this Prospectus/Proxy Statement as Appendix A.

 Each Agreement provides, among other things, for the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for (i) the as-sumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and (ii) the issuance to the Acquired Fund of the Class A, Class B, Class I and Class S Merger Shares, the number of which will be calculated based on the value of the net assets attributable to the Class A, Class B, Class I and Class S shares, respectively, of the Acquired Fund acquired by the Acquiring Fund and the net asset value per Class A, Class B, Class I and Class S share of the Acquiring Fund, all as more fully described below under "Information About the Mergers."

 After receipt of the Merger Shares, the Acquired Fund will cause the Class A Merger Shares to be distributed to its Class A shareholders, the Class B Merger Shares to be distributed to its Class B shareholders, the Class I Merger Shares to be distributed to its Class I shareholders and the Class S Merger Shares to be distributed to its Class S shareholders, in complete liq-uidation of the Acquired Fund. Each shareholder of the Acquired Fund will re-ceive a number of full and fractional Class A, Class B, Class I or Class S Merger Shares equal in value at the date of the exchange to the aggregate value of the shareholder's Class A, Class B, Class I or Class S Acquired Fund shares, as the case may be.

 TRUSTEES' RECOMMENDATIONS. THE TRUSTEES OF THE SIERRA TRUST HAVE VOTED UNANI-MOUSLY TO APPROVE EACH PROPOSED MERGER AND TO RECOMMEND THAT SHAREHOLDERS OF EACH ACQUIRED FUND ALSO APPROVE THE MERGER FOR SUCH FUND.

 REQUIRED SHAREHOLDER VOTE. Approval of each proposed Merger for each Acquired Fund will require the affirmative vote of the lesser of (A) 67% or more of the Class A, Class B, Class I and Class S shares of the relevant Acquired Fund present or represented at the Meeting, voting together as a single class, if the holders of more than 50% of the outstanding Class A, Class B, Class I and Class S shares are present or represented by proxy at the Meeting, or (B) more than 50% of the outstanding Class A, Class B, Class I and Class S shares of the relevant Acquired Fund, voting together as a single class.

 A shareholder of an Acquired Fund objecting to the proposed Merger is not en-titled under either Massachusetts law or the Sierra Trust's Master Trust Agreement (the "Sierra Declaration of Trust") to demand payment for or an ap-praisal of his or her Acquired Fund shares if the Merger is consummated over his or her objection. Shareholders may, however, redeem their shares at any time prior to the Merger, and if the Merger is consummated, shareholders will still be free at any time to redeem their Merger Shares, in each case for cash at net asset value at the time of such redemption, less any applicable CDSC, or to exchange their Merger Shares for shares of the same class of certain other funds offered by the Composite Trust, the Sierra Trust, SAM Portfolios or SPIF, at net asset value at the time of such exchange. See "Exchange Privi-lege" in Appendix C.

 Each proposed Merger is subject to both the approval of the shareholders of the relevant Acquired Fund and the approval by the shareholders of the corre-sponding Acquiring Fund of the Reorganization of the Acquiring Fund, which is a condition to the consummation of each Merger. A meeting of shareholders of the Acquiring Funds will be held on or about December , 1997 to vote on the approval of the Reorganization of the Acquiring Funds and other matters. In the event that such Reorganization is not approved by the shareholders of an Acquiring Fund or a Merger is not approved by the shareholders of the Acquired Fund, or a Merger is not completed for any other reason, the Acquired Fund will continue to be managed as a separate series of the Sierra Trust in accor-dance with its current investment objective and policies, and the Sierra Trust's Trustees may consider such alternatives as may be in the best inter-ests of shareholders.

BACKGROUND AND REASONS FOR THE PROPOSED MERGERS

 The Trustees of the Sierra Trust, including the Trustees who are not "inter-ested persons" of the Sierra Trust (the "Independent Trustees"), have deter-mined that each Merger would be in the best interests of the relevant Acquired Fund, and that the interests of the Acquired Fund's shareholders would not be diluted as a result of effecting the Merger. At a meeting held on October 27 and 28, 1997, the Trustees unanimously approved each proposed Merger and rec-ommended its approval by shareholders. Before reaching its conclusions, the Sierra Trust's Board of Trustees conducted an extensive "due diligence" re-view. Among other things, the Board examined CRM's (and its affiliates') in-vestment, distribution and administration capabilities, met with the Directors and the portfolio managers of the Acquiring Funds, met with officers of CRM, and received reports from counsel and experts hired to evaluate the Mergers. In addition to the reasons for recommending the Mergers described below, the Trustees took into account the fact that [CRM will be bearing] [the Acquired Funds [and, indirectly, the Acquiring Funds] will be bearing a portion of] the expenses associated with the Mergers, including those described under "Infor-mation about the Mergers." The Trustees also took into account the depth and strength of staffing of investment professionals and administrative personnel at CRM, the portfolio managers of the Acquiring Funds and the other service providers to the Acquiring Funds, as well as Washington Mutual's and CRM's plans for distribution of the Acquiring Funds and the other Composite/Sierra Mutual Funds following the Merger. In addition, the Trustees took into account the relative historical investment performance of accounts managed by CRM, on the one hand, and Sierra and the Acquired Funds' subadvisers, on the other hand. Furthermore, Trustees took into account the capital loss carry-forwards for each Acquired Fund and each Acquiring Fund, and the unrealized capital ap-preciation in each Acquired Fund and in the corresponding Acquiring Fund, in each case as a percentage of the Fund's total net assets. Those percentages as of June 30, 1997 were as follows:

                                   CAPITAL LOSS                UNREALIZED CAPITAL
                               CARRY-FORWARDS (AS A        APPRECIATION (DEPRECIATION)
                          PERCENTAGE OF TOTAL NET ASSETS) (AS A PERCENTAGE OF TOTAL NET
          FUND                   ON JUNE 30, 1997           ASSETS) ON JUNE 30, 1997
          ----            ------------------------------- -----------------------------
Sierra Government Fund..              19.87%                          0.78%
Composite Government
 Fund...................               6.20%                         (0.49%)
Sierra Income Fund......              14.74%                          4.24%
Composite Income Fund...              15.91%                          1.78%
Sierra Growth & Income
 Fund...................                   *                          8.57%
Composite Growth & In-
 come Fund..............                   *                         23.02%
Sierra Global Money
 Fund...................                   *                              *
Composite Money Fund....                   *                              *
Sierra Government Money
 Fund...................                   *                              *
Composite Money Fund....                   *                              *
Sierra Municipal Fund...               4.18%                          8.56%
Composite Tax-Exempt
 Fund...................               0.78%                          7.40%

* Less than $50,000 or less than 0.01% of net assets.

 The principal reasons why the Trustees are recommending the Mergers, and the overall restructuring of the Composite/Sierra Mutual Funds of which the Merg-ers are a part, are as follows:

  (i) ECONOMIES OF SCALE AT FUND LEVEL. The Trustees have determined that it is in the best interests of each Acquired Fund's shareholders to combine the Acquired Fund with the corresponding Acquiring Fund in order to increase the asset base over which the Acquired Fund's expenses will be spread. As de-scribed more fully in the Overview under "Operating Expenses," fees for most Acquired Funds are expected to decline following the Mergers. Of course, there can be no assurance that the Mergers will continue to result in savings in operating expenses to shareholders.

  (ii) EXPERIENCED LEADERSHIP AND A HERITAGE SINCE 1939. The Composite Bond & Stock Fund (a balanced fund) was among the first fifty funds in the United States. CRM's leadership has extensive mutual fund experience with the four senior executives having an average of over 23 years in the financial serv-ices industry. Washington Mutual was a pioneer in bank distribution of mutual funds when it acquired Murphey Favre, Inc. (the predecessor to WMFS) in 1982.

  (iii) APPROPRIATE INVESTMENT OBJECTIVES, DIVERSIFICATION, ETC. The invest-ment objective, policies, and restrictions of each Acquiring Fund are sub-stantially similar to those of the corresponding Acquired Fund, and the Trustees believe that an investment in shares of the Acquiring Fund (whose portfolio will have been combined with that of the Acquired Fund) will pro-vide shareholders with an investment opportunity comparable to that currently afforded by the Acquired Fund, with the potential for reduced investment risk because of the opportunities for additional diversification of portfolio in-vestments through increased Fund assets.

  (iv) CONTINUED INVESTMENT IN A MUTUAL FUND WITHOUT RECOGNITION OF GAIN OR LOSS FOR FEDERAL INCOME TAX PURPOSES. The proposed reorganization will permit Acquired Fund shareholders to keep their investment in an open-end mutual fund, without recognition of gain or loss for federal income tax purposes. If the Acquired Funds were to liquidate and shareholders were to receive the net asset value of their shares in liquidat-ing distributions, gain or loss would be recognized for federal income tax purposes. (The Mergers of the Sierra Global Money Fund and the Sierra Govern-ment Money Fund could result in the recognition of a nominal capital gain (or loss) by shareholders for federal income tax purposes. See "Information About the Mergers--Federal Income Tax Consequences" below.)

  (v) LARGER, MORE INTEGRATED FUND COMPLEX. The restructuring of the Composite/Sierra Mutual Funds (which is subject to satisfaction of a number of conditions, including shareholder approval of the Mergers) should reduce confusion for shareholders between funds within the same family with similar names and/or investment objectives. It will also give shareholders broader exchange privileges among Funds.

INFORMATION ABOUT THE MERGERS

 AGREEMENT AND PLAN OF REORGANIZATION. Each proposed Agreement and Plan of Re-organization provides that the relevant Acquiring Fund will acquire all of the assets of the corresponding Acquired Fund in exchange for the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and for the issuance of the Class A, Class B, Class I and Class S Merger Shares, all as of the Exchange Date (defined in each Agreement to be December [31], 1997 or such other date as may be agreed upon by the Acquiring Fund and the Acquired Fund). The following discussion of the Agreements is qualified in its entirety by the full text of each Agreement, the form of which is attached as Appendix A to this Prospectus/Proxy Statement.

 Each Acquired Fund will sell all of its assets to the corresponding Acquiring Fund, and, in exchange, the Acquiring Fund will assume all of the liabilities of the Acquired Fund and deliver to the Acquired Fund (i) a number of full and fractional Class A Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to its Class A shares, less the value of the liabilities of the Acquired Fund assumed by the Acquiring Fund attributable to the Class A shares of the Acquired Fund, (ii) a number of full and fractional Class B Merger Shares having an aggregate net asset value equal to the value of assets of the Acquired Fund attributable to its Class B shares, less the value of the liabilities of the Acquired Fund as-sumed by the Acquiring Fund attributable to the Class B shares of the Acquired Fund, (iii) a number of full and factional Class I Merger Shares having an ag-gregate net asset value equal to the value of the assets of the Acquired Fund attributable to its Class I shares, less the value of the liabilities of the Acquired Fund assumed by the Acquiring Fund attributable to the Class I shares of the Acquired Fund and (iv) a number of full and fractional Class S Merger Shares having an aggregate net asset value equal to the value of assets of the Acquired Fund attributable to its Class S shares, less the value of the lia-bilities of the Acquired Fund assumed by the Acquiring Fund attributable to the Class S shares of the Acquired Fund.

 Immediately following the Exchange Date, each Acquired Fund will distribute pro rata to its shareholders of record as of the close of business on the Ex-change Date the full and fractional Merger Shares received by the Acquired Fund, with Class A Merger Shares being distributed to holders of Class A shares of the Acquired Fund, Class B Merger Shares being distributed to hold-ers of Class B shares of the Acquired Fund, Class I Merger Shares being dis-tributed to holders of Class I shares of the Acquired Fund and Class S Merger Shares being distributed to holders of Class S shares of the Acquired Fund. As a result of the proposed transaction, each holder of Class A,

Class B, Class I and Class S shares of the Acquired Fund will receive a number of Class A, Class B, Class I and Class S Merger Shares equal in aggregate value at the Exchange Date to the value of the Class A, Class B, Class I and Class S shares, respectively, of the Acquired Fund held by the shareholder. This distribution will be accomplished by the establishment of accounts on the share records of the corresponding Acquiring Fund in the names of the Acquired Fund shareholders, each account representing the respective number of full and fractional Class A, Class B, Class I and Class S Merger Shares due such share-holder. New certificates for Merger Shares will not be issued.

 The consummation of each Merger is subject to the conditions set forth in the Agreement, any of which may be waived. The Agreement may be terminated and the Merger abandoned at any time, before or after approval by the shareholders of each Acquired Fund, prior to the Exchange Date, by mutual consent of the rele-vant Funds or, if any condition set forth in the Agreement has not been ful-filled and has not been waived by the party entitled to its benefits, by such party.

 All legal and accounting fees and expenses, printing and other fees and ex-penses (other than portfolio transfer taxes (if any), brokerage and other sim-ilar expenses, all of which will be borne by the relevant Fund) incurred in connection with the consummation of the transactions contemplated by the Agreement will be [borne by CRM and/or Washington Mutual] [allocated in accor-dance with the following: First, the costs of the overall restructuring of the Composite/Sierra Mutual Funds referred to in the Overview under "Proposed Transactions," including the costs of the Mergers and this Prospectus/Proxy Statement, are being preliminarily allocated on a basis approved by the Trust-ees, including the Independent Trustees, of the Sierra Trust as well as by the Trustees of the Composite Trust, including the Trustees who are not "inter-ested persons" thereof, and Directors of the Acquiring Funds, including the Directors who are not "interested persons" thereof. CRM and/or Sierra will bear any and all expenses preliminarily allocated to the Acquiring Fund and CRM and/or Sierra will also bear any and all expenses allocated to the Ac-quired Fund to the extent that they would otherwise exceed the respective ex-pense caps (the "Relevant Expense Caps") set forth below. The Acquired Funds have agreed to pay the expenses preliminarily allocated to them but not, how-ever, in an amount exceeding the Relevant Expense Caps. The Relevant Expense Caps represent a percentage (approximately 50%) of the projected aggregate savings for shareholders of the Acquired Funds for the first year following the Mergers. The currently estimated expenses to be borne by the Funds and the Relevant Expense Caps are as follows:

              CURRENT EXPENSE   RELEVANT
NAME OF FUND     ESTIMATE     EXPENSE CAP]
------------  --------------- ------------


Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by any other party of such expenses would result in the disqualification of the first party as a "regulated investment company" within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

 DESCRIPTION OF THE MERGER SHARES. Full and fractional Merger Shares will be issued to each Acquired Fund's shareholders in accordance with the procedure under the Agreement as described above. The Merger Shares are Class A, Class B, Class I and Class S shares of the Acquiring Fund, which have characteris-tics substantially similar to those of the corresponding class of Acquired Fund shares with respect to sales charges, CDSCs, conversion and 12b-1 servic-ing and distribution fees. Investors purchasing Class A shares of the Acquir-ing Funds generally pay a sales charge of up to 5.75% at the time of purchase, but Acquired

Funds shareholders receiving Class A Merger Shares in the Merger will not pay a sales charge on such shares. Class A shares of the Acquiring Funds are gen-erally not subject to redemption fees, except that certain purchases of Class A shares of the Acquiring Funds which are not subject to a front-end sales load are subject to a CDSC of up to 1% if redeemed within two years after pur-chase. Class A shares of the Acquiring Funds (except for the Composite Money
Fund) are generally subject to a 12b-1 servicing fee at the annual rate of 0.25% of the net assets attributable to the Fund's Class A shares. Class B and Class S shares of the Acquiring Funds are sold without a front end sales charge, but are subject to a CDSC of up to 5% if redeemed within six years of original purchase. Class B and Class S shares of the Acquiring Funds are also subject to 12b-1 distribution and servicing fees at the annual rates of 0.75% and 0.25%, respectively, of the Fund's average daily net assets attributable to Class B or Class S shares. Class B and Class S shares of the Acquiring Funds will convert automatically into Class A shares after they have been held for approximately eight years. Class I shares of the Acquiring Funds (which are available for purchase only by the SAM Portfolios and are not sold di-rectly to investors) are sold without a front-end sales load or CDSC, are not subject to 12b-1 fees and do not convert into any other class of shares. For purposes of determining the CDSC payable on redemption of Class A, Class B or Class S Merger Shares received by holders of Class A, Class B or Class S shares of the Acquired Fund, as well as the conversion date of Class B and Class S Merger Shares, such shares will be treated as having been acquired as of the dates that, and for the prices at which, such shareholders originally acquired their Class A, Class B or Class S shares, as the case may be, of the Acquired Fund, and the CDSC will be applied at the same rate as was in effect for the Acquiring Fund at the time the shares of the Acquired Fund were origi-nally purchased. See "Alternative Purchase Arrangements" in Appendix C for more information about the characteristics of Class A, Class B, Class I and Class S shares of the Acquiring Funds.

 CERTAIN PAYMENTS BY THE DISTRIBUTOR. In connection with the sale of Class B and Class S shares of the Acquired Funds, Sierra Services pays commissions to broker-dealers from its own assets that it expects to recover over time through the receipt of distribution fees in connection with the Acquired Funds' Class B and Class S shares and the receipt of any CDSC on Class B and Class S shares. The total amount of such commissions paid by Sierra Services with respect to the Acquired Funds before the consummation of the proposed Mergers will likely exceed the amounts recovered by Sierra Services by that time. Such unrecovered amounts do not represent a liability of the Acquired Funds and, consequently, the Acquiring Funds will not assume any such liabil-ity in connection with the consummation of the Mergers. However, to the extent Sierra Services has not fully recovered such commissions before the consumma-tion of the proposed Mergers, it is anticipated that the Composite Trust's Trustees will consider such unrecovered amounts, among other factors, in de-termining whether to continue payments of distribution fees in the future with respect to Class B and Class S shares of the Acquiring Funds.

 As of June 30, 1997, the expenses incurred by Sierra Services in distributing shares of the Sierra Trust were approximately $ in excess of payments under the Sierra Trust's Distribution and Servicing Plan with respect to Class B shares and $ in excess of payments under the Sierra Trust's Distribution and Servicing Plan with respect to Class S shares.

 DECLARATION OF TRUST. Each of the Merger Shares will be fully paid and nonas-sessable by the Composite Trust when issued, will be transferable without re-striction, and will have no preemptive or conversion rights, except that Class B and Class S Merger Shares convert automatically into Class A shares as de-scribed above. The Composite Trust's Agreement and Declaration of Trust (the

"Composite Declaration of Trust") permits the Composite Trust to divide its shares, without shareholder approval, into two or more series of shares repre-senting separate investment portfolios and to further divide any such series, without shareholder approval, into two or more classes of shares having such preferences and special or relative rights and privileges as the Trustees may determine. Each Acquiring Fund's shares are currently divided into four clas-ses: Class A, Class B, Class I and Class S.

 Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obliga-tions of the trust. However, the Composite Declaration of Trust disclaims shareholder liability for acts or obligations of the Composite Trust and/or the Acquiring Funds and requires that notice of such disclaimer be given in each agreement, undertaking, or obligation entered into or executed by the Composite Trust, the Acquiring Funds or the Composite Trust's Trustees. The Composite Declaration of Trust provides for indemnification out of Acquiring Fund property for all loss and expense of any shareholder held personally lia-ble for the obligations of the Acquiring Fund. Thus, the risk of a sharehold-er's incurring financial loss from shareholder liability is limited to circum-stances in which the Acquiring Fund would be unable to meet its obligations. The likelihood of such a circumstance is considered remote. The shareholders of each Acquired Fund are currently subject to substantially the same risk of shareholder liability, under Massachusetts law and the Sierra Declaration of Trust.

 Except as otherwise noted below, the provisions of the Composite Declaration of Trust are substantially similar to those of the Sierra Declaration of Trust. The Composite Declaration of Trust provides that Trustees may be re-moved by a majority of the Trustees, whereas the Sierra Declaration of Trust provides that Trustees may be removed by two-thirds vote of the Trustees or by vote of shareholders holding at least two-thirds of the outstanding shares of the Sierra Trust. In addition, the Sierra Declaration of Trust provides that shareholders holding 10% or more of the outstanding shares of the Sierra Trust may call a meeting of shareholders to consider the removal of any Trustee. The Composite Declaration of Trust specifies no minimum number of Trustees, while the Sierra Declaration of Trust specifies a minimum of two Trustees.

 Unlike the Composite Declaration of Trust, the Sierra Declaration of Trust provides that the liquidation of any fund requires the approval not only of a majority of the Trustees, but also of a "majority of the outstanding voting securities" of the fund, as defined in the 1940 Act, which means the lesser of
(A) 67% or more of the shares of the fund present at a meeting, if the holders of more than 50% of the outstanding shares of the fund are present or repre-sented by proxy, or (B) more than 50% of the outstanding shares of the fund. The Composite Declaration of Trust requires only the vote of a majority of the Trustees for the liquidation of any Fund. The Composite Declaration of Trust provides that the Composite Trust may be terminated by vote of at least 50% of the shares of each fund entitled to vote (voting separately by fund) or by a majority of the Trustees by written notice to shareholders, whereas the Sierra Declaration of Trust provides that the Sierra Trust may be terminated only by both the vote of a majority of the outstanding voting securities of each fund and the vote of a majority of the Trustees.

 The Composite Declaration of Trust provides that a quorum for a meeting of shareholders is 10% of the shares entitled to vote at the meeting, while the Sierra Declaration of Trust provides that a quorum for a meeting of sharehold-ers is a majority of the shares entitled to vote at the meeting.

 BOARD OF TRUSTEES. The Composite Trust's Board of Trustees currently consists of each Director of the Acquiring Funds. It is proposed that, prior to the completion of the Mergers, each

Trustee of the Sierra Trust will be added to the Board of Trustees of the Com-posite Trust, subject to the approval of the shareholders of the Acquiring Funds and the other mutual funds currently managed by CRM. Pursuant to Pro-posal 1, each Director of the Acquiring Funds has been nominated to serve as a Trustee of the Sierra Trust, subject to the approval of the Sierra Trust's shareholders. The members of the Composite Trust's Board of Trustees, who are responsible for overseeing the affairs of the Acquiring Funds, are currently Wayne L. Attwood, M.D., Kristianne Blake, Anne V. Farrell, Michael K. Murphy, William G. Papesh, Daniel L. Pavelich, Jay Rockey and Richard C. Yancey, and they have recommended that the shareholders of the Acquiring Funds vote to elect the following Trustees of the Sierra Trust to the Acquiring Funds' Boards of Directors and that such persons be added to the Composite Trust's Board of Trustees immediately prior to the Mergers: Arthur H. Bernstein, David
E. Anderson, Edmond R. Davis, John W. English and Alfred E. Osborne, Jr. See Proposal 1 above for further information.

 FEDERAL INCOME TAX CONSEQUENCES. Except in the case of the Mergers of the Si-erra Global Money Fund and the Sierra Government Money Fund with the Composite Money Fund, as a condition to each Acquired Fund's obligation to consummate the Merger, the Acquired Fund will receive an opinion from Ropes & Gray, spe-cial counsel to the Composite Trust, to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court deci-sions, for federal income tax purposes: (i) under Section 361 of the Code, no gain or loss will be recognized by the Acquired Fund as a result of the reor-ganization; (ii) under Section 354 of the Code, no gain or loss will be recog-nized by shareholders of the Acquired Fund on the distribution of Merger Shares to them in exchange for their shares of the Acquired Fund; (iii) under
Section 358 of the Code, the tax basis of the Merger Shares that the Acquired Fund's shareholders receive in place of their Acquired Fund shares will be the same as the basis of the Acquired Fund shares; (iv) under Section 1223(1) of the Code, a shareholder's holding period for the Merger Shares received pursu-ant to the Agreement will be determined by including the holding period for the Acquired Fund shares exchanged for the Merger Shares, provided that the shareholder held the Acquired Fund shares as a capital asset; (v) under Sec-tion 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund as a result of the reorganization; (vi) under Section 362(b) of the Code, the Acquiring Fund's tax basis in the assets that the Acquiring Fund receives from the Acquired Fund will be the same as the Acquired Fund's basis in such assets; and (vii) under Section 1223(2) of the Code, the Acquiring Fund's holding period in such assets will include the Acquired Fund's holding period in such assets. The opinion will be based on certain factual certifications made by officers of the Sierra Trust, the Composite Trust and the Acquiring Funds and will also be based on customary assumptions.

 Prior to the Exchange Date, each Acquired Fund will declare a distribution to shareholders which, together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gains, if any, through the Exchange Date.

 In the case of the Mergers of the Sierra Global Money Fund and the Sierra Government Money Fund with the Composite Money Fund, such Mergers may, depend-ing on the level of redemptions experienced by these Acquired Funds prior to their Mergers, result in shareholders of such Acquired Funds recognizing a capital gain or loss for federal income tax purposes to the extent that the fair market value of the Acquiring Fund shares received in the Merger is greater or less than the adjusted basis of the Acquired Fund shares held by such shareholder. Because these Funds attempt to maintain a stable net asset value of $1.00 per share, however, the amount of any such capital gain or loss is expected to be negligible.

 CAPITALIZATION. The following tables show the capitalization of each Acquir-ing Fund and each Acquired Fund as of June 30, 1997 and of each Acquiring Fund on a pro forma basis as of that date, giving effect to the proposed acquisi-tion by the Acquiring Fund of the assets and liabilities of the Acquired Fund at net asset value:
                             CAPITALIZATION TABLES

                                 JUNE 30, 1997
                                  (UNAUDITED)

                                           SIERRA         COMPOSITE    PRO FORMA
                                       GOVERNMENT FUND GOVERNMENT FUND COMBINED
                                       --------------- --------------- ---------
JUNE 30, 1997
--------------------------------------------------------------------------------
Net Assets (000's omitted)
 Class A.............................     $258,553        $119,431     $377,984
 Class B.............................       20,370           2,898       23,267
 Class S.............................        9,088              --        9,088
 Class I.............................       81,920              --       81,920
--------------------------------------------------------------------------------
Shares Outstanding (000's omitted)
 Class A.............................       27,040          11,437       36,205
 Class B.............................        2,130             278        2,229
 Class S.............................          951              --          870
 Class I.............................        8,567              --        7,847
--------------------------------------------------------------------------------
Net asset value per share
 Class A.............................        $9.56          $10.44       $10.44
 Class B.............................         9.56           10.44        10.44
 Class S.............................         9.56              --        10.44
 Class I.............................         9.56              --        10.44
--------------------------------------------------------------------------------
                                           SIERRA         COMPOSITE    PRO FORMA
                                         INCOME FUND     INCOME FUND   COMBINED
                                       --------------- --------------- ---------
JUNE 30, 1997
--------------------------------------------------------------------------------
Net Assets (000's omitted)
 Class A.............................     $195,531         $80,302     $275,833
 Class B.............................       20,982           7,303       28,285
 Class S.............................        2,121              --        2,121
 Class I.............................        7,278              --        7,278
--------------------------------------------------------------------------------
Shares Outstanding (000's omitted)
 Class A.............................       18,967           8,734       30,015
 Class B.............................        2,035             793        3,072
 Class S.............................          206              --          231
 Class I.............................          706              --          792
--------------------------------------------------------------------------------
Net asset value per share
 Class A.............................       $10.31           $9.19        $9.19
 Class B.............................        10.31            9.21         9.21
 Class S.............................        10.31              --         9.19
 Class I.............................        10.31              --         9.19
--------------------------------------------------------------------------------

                                        SIERRA GROWTH COMPOSITE GROWTH PRO FORMA
                                        & INCOME FUND  & INCOME FUND   COMBINED
                                        ------------- ---------------- ---------
JUNE 30, 1997
--------------------------------------------------------------------------------
Net Assets (000's omitted)
 Class A..............................    $162,818        $215,534     $378,352
 Class B..............................      35,454          34,362       69,816
 Class S..............................      12,965              --       12,965
 Class I..............................     132,507              --      132,507
--------------------------------------------------------------------------------
Shares Outstanding (000's omitted)
 Class A..............................      11,210          12,010       21,078
 Class B..............................       2,465           1,926        3,913
 Class S..............................         902              --          722
 Class I..............................       9,112              --        7,382
--------------------------------------------------------------------------------
Net asset value per share
 Class A..............................      $14.52          $17.95       $17.95
 Class B..............................       14.38           17.84        17.84
 Class S..............................       14.38              --        17.95
 Class I..............................       14.54              --        17.95
--------------------------------------------------------------------------------
                                        SIERRA GLOBAL    COMPOSITE     PRO FORMA
                                         MONEY FUND      MONEY FUND    COMBINED
                                        ------------- ---------------- ---------
JUNE 30, 1997
--------------------------------------------------------------------------------
Net Assets (000's omitted)
 Class A..............................    $104,302        $256,222     $360,524
 Class B..............................       1,314             217        1,531
 Class S..............................       6,909              --        6,909
 Class I..............................      79,002              --       79,002
--------------------------------------------------------------------------------
Shares Outstanding (000's omitted)
 Class A..............................     104,654         256,222      360,523
 Class B..............................       1,309             217        1,531
 Class S..............................       6,880              --        6,908
 Class I..............................      78,668              --       79,002
--------------------------------------------------------------------------------
Net asset value per share
 Class A..............................       $1.00           $1.00        $1.00
 Class B..............................        1.00            1.00         1.00
 Class S..............................        1.00              --         1.00
 Class I..............................        1.00              --         1.00
--------------------------------------------------------------------------------

                                             SIERRA
                                           GOVERNMENT     COMPOSITE    PRO FORMA
                                           MONEY FUND     MONEY FUND   COMBINED
                                         -------------- -------------- ---------
JUNE 30, 1997
--------------------------------------------------------------------------------
Net Assets (000's omitted)
 Class A...............................      $30,518       $256,222    $286,740
 Class B...............................        1,801            217       2,018
 Class S...............................          346             --         346
 Class I...............................            1             --           1
--------------------------------------------------------------------------------
Shares Outstanding (000's omitted)
 Class A...............................       30,529        256,222     286,740
 Class B...............................        1,802            217       2,018
 Class S...............................          346             --         346
 Class I...............................            1             --           1
--------------------------------------------------------------------------------
Net asset value per share
 Class A...............................        $1.00          $1.00       $1.00
 Class B...............................         1.00           1.00        1.00
 Class S...............................         1.00             --        1.00
 Class I...............................         1.00             --        1.00
--------------------------------------------------------------------------------
                                             SIERRA     COMPOSITE TAX- PRO FORMA
                                         MUNICIPAL FUND  EXEMPT FUND   COMBINED
                                         -------------- -------------- ---------
JUNE 30, 1997
--------------------------------------------------------------------------------
Net Assets (000's omitted)
 Class A...............................     $182,262       $192,465    $374,727
 Class B...............................        6,001          6,664      12,665
 Class S...............................            1             --           1
 Class I...............................            1             --           1
--------------------------------------------------------------------------------
Shares Outstanding (000's omitted)
 Class A...............................       16,333         24,540      47,797
 Class B...............................          538            850       1,615
 Class S...............................          0.1             --         0.2
 Class I...............................          0.1             --         0.1
--------------------------------------------------------------------------------
Net asset value per share
 Class A...............................       $11.16          $7.84       $7.84
 Class B...............................        11.16           7.84        7.84
 Class S...............................        11.16             --        7.84
 Class I...............................        11.16             --        7.84
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Pro forma financial statements of the Acquiring Funds as of and for the fis-cal year ended December 31, 1996 (October 31, 1996 in the case of the Compos-ite Growth & Income Fund) [and as of and for the six months ended June 30, 1997 (April 30, 1997 in the case of the Composite Growth & Income Fund)] are included in the Merger SAI. Because each Agreement provides that the Acquiring Fund will be the surviving Fund following the reorganization and because the Acquiring Fund's investment objective and policies will remain unchanged, the pro forma financial statements reflect the transfer of the assets and liabili-ties of the Acquired Fund to the Acquiring Fund as contemplated by the Agree-ment.

INFORMATION ABOUT THE ACQUIRED FUNDS

 Other information regarding the Acquired Funds, including information with respect to the Acquired Funds' investment objectives, policies and restric-tions and financial history may be found in the Merger SAI, the Sierra Pro-spectuses, the Sierra SAI and the Sierra Annual Report, which are available upon request by calling 1-800-222-5852.

 Proxy materials, reports, proxy and information statements and other informa-tion filed by the Sierra Trust with respect to the Acquired Funds can

INFORMATION ABOUT THE ACQUIRING FUNDS

 Other information relating to the Acquiring Funds, including information in respect of their investment objectives, policies and restrictions and finan-cial history may be found in Appendix C to this Prospectus/Proxy Statement, as well as in the Merger SAI, the Composite Prospectuses, the Composite SAIs, the Composite Annual Reports and the Composite Semi-Annual Reports, which are available upon request by calling 1-800-543-8072. To the extent that any in-formation in respect of the Acquiring Funds found in any such document is in-consistent with the information contained in this Prospectus/Proxy Statement, this Prospectus/Proxy Statement should be deemed to supersede such other docu-ment. Certain information and commentary from the Composite Annual Reports re-lating to the Acquiring Funds' recent investment performance is set forth in Appendix B to this Prospectus/Proxy Statement.

 Proxy materials, reports, proxy and information statements and other informa-tion filed by the Acquiring Funds can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chi-cago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.
be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such mate-rial can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washing-ton, D.C. 20549 at prescribed rates.

VOTING INFORMATION

 RECORD DATE, QUORUM AND METHOD OF TABULATION. Shareholders of record of each Acquired Fund at the close of business on October , 1997 (the "Record Date") will be entitled to notice of and to vote at the Meeting or any adjournment thereof. The holders of a majority of the Class A, Class B, Class I and Class S shares of each Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting with respect to that Fund. Shareholders are entitled to one vote for each share held, with fractional shares voting proportionally. Class A, Class B, Class I and Class S shareholders of each Acquired Fund vote to-gether as a single class in connection with the approval or disapproval of the Mergers. Shareholders of each Acquired Fund will vote only on the approval or disapproval of that Fund's Merger. Shareholders of all Acquired Funds, along with the shareholders of the other funds in the Sierra Trust, will vote to-gether as a single class on the election of the Sierra Trust's Board of Trust-ees. As noted above, if the nominees are elected and if the individuals al-ready serving on the Sierra Trust's Board are elected Trustees of the Compos-ite Trust, the Sierra Trust and the Composite Trust will have identical Boards of Trustees.

 Votes cast by proxy or in person at the Meeting will be counted by persons appointed by the Sierra Trust as tellers for the Meeting. The tellers will count the total number of votes cast "for" approval of the proposal for pur-poses of determining whether sufficient affirmative votes have been cast. The tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretion-ary voting power on a particular matter) as shares that are present and enti-tled to vote on the matter for purposes of determining the presence of a quo-rum. So long as a quorum is present, abstentions and broker non-votes have the effect of negative votes on the proposals relating to the Mergers, and no ef-fect on the election of Trustees. Class I shares of the Acquired Funds which are held by the SAM Portfolios are required to be voted for, voted against or withheld from voting on each Proposal in the same proportion as are the other outstanding shares of the Acquiring Funds.

 The Acquiring Funds will use procedures similar to those described in the foregoing paragraph at the meeting of shareholders of the Acquiring Funds to be held on or about December , 1997 to vote on the approval of disapproval of the Reorganizations of the Acquiring Funds (which is a condition to the Merg-ers) and the election of the Sierra Trust's Trustees as Directors of the Ac-quiring Funds (and, indirectly, as Trustees of the Composite Trust), as well as other matters, including certain changes to fundamental investment restric-tions. Shareholders of record of each Acquiring Fund as of October , 1997 will be entitled to notice of and to vote at such meeting. Approval of the Reorga-nization of each Acquiring Fund will require the affirmative vote of two-thirds of the outstanding shares of such Acquiring Fund, voting together as a single class.

 SHARES OUTSTANDING AND BENEFICIAL OWNERSHIP. As of the Record Date, as shown on the books of the Sierra Trust, there were issued and outstanding the fol-lowing number of shares of beneficial interest of each class of each Acquired
Fund:

                                                 CLASS A CLASS B CLASS I CLASS S
                                                 ------- ------- ------- -------
Sierra Government Fund..........................
Sierra Income Fund..............................
Sierra Growth & Income Fund.....................
Sierra Global Money Fund........................
Sierra Government Money Fund....................
Sierra Municipal Fund...........................

 As of the Record Date, the officers and Trustees of the Sierra Trust and the Composite Trust and the officers and Directors of the Acquiring Funds as a group beneficially owned [less than 1%] of the outstanding shares of each class of each Acquired Fund. As of the Record Date, to the best of the knowl-edge of the Sierra Trust, the following persons owned of record or benefi-cially 5% or more of the outstanding shares of the indicated classes of the Acquired Funds and the Acquiring Funds:

 [insert list of 5% shareholders and pro forma ownership of the 5% sharehold-ers following Mergers]

 SOLICITATION OF PROXIES. Solicitation of proxies by personal interview, mail, and telephone, may be made by officers and Trustees of the Sierra Trust and the Composite Trust, officers and Directors of the Acquiring Funds and employ-
ees of Sierra and CRM and their affiliates. In addition, the firm of     has
been retained to assist in the solicitation of proxies. The costs for solici-tation of proxies, like the other costs associated with the general restruc-turing of the Composite/Sierra Mutual Funds, will be [borne by CRM] [only par-tially borne by the Funds]. See "Information About the Mergers."

 REVOCATION OF PROXIES. Any shareholder giving a proxy has the power to revoke it by mail (addressed to the Sierra Trust's Secretary at the principal office of the Sierra Trust at P.O. Box 5118, Westboro, Massachusetts 01581) or in person at the Meeting, by executing a superseding proxy, or by submitting a notice of revocation to the Secretary of the Sierra Trust. All properly exe-cuted proxies received in time for the Meeting will be voted as specified in the proxy, or, if no specification is made, FOR the election of all of the nominees to the Sierra Trust's Board of Trustees (set forth in Proposal 1 of the Notice of Meeting) and FOR the proposal (set forth in Proposals 2, 3, 4, 5, 6 and 7 of the Notice of Meeting) to implement the Merger with respect to the relevant Acquired Fund.

 SHAREHOLDER PROPOSALS AT FUTURE MEETINGS OF SHAREHOLDERS. The Sierra Declara-tion of Trust does not provide for annual meetings of shareholders and the Si-erra Trust does not currently intend to hold such a meeting for shareholders of the Acquired Funds in 1997 or 1998. Shareholder proposals for inclusion in a proxy statement for any subsequent meeting of the Acquired Funds' sharehold-ers must be received by the Sierra Trust a reasonable period of time prior to any such meeting. If the Mergers are consummated, the Acquired Funds' exist-ence will terminate in December 1997 or shortly thereafter, after which there would be no meetings of the shareholders of the Acquired Funds.

 ADJOURNMENT. If sufficient votes in favor of any proposal are not received by the time scheduled for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any adjournment will require the affirmative vote of a plurality of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. If the Meeting is adjourned only with respect to one proposal, any other proposal may still be acted upon by the shareholders. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposal. They will vote against any such adjournment those proxies required to be voted against the proposal. The Acquired Funds will pay the costs of any additional solicitation and of any adjourned session.

October    , 1997

                                  APPENDIX A

                 FORM OF AGREEMENT AND PLAN OF REORGANIZATION
  This Agreement and Plan of Reorganization (the "Agreement") is made as of
October  , 1997 in    ,    , by and between the Sierra Trust Funds, a Massa-
chusetts business trust (the "Sierra Trust"), on behalf of its      Fund se-
ries (the "Acquired Fund") and The Composite Funds, a Massachusetts business
trust (the "Composite Trust"), on behalf of its Composite     Fund series (the
"Acquiring Fund").

PLAN OF REORGANIZATION

 (a) Pursuant to an Agreement and Plan of Reorganization dated as of October
 , 1997 by and between the Composite Trust, on behalf of the Acquiring Fund,
and Composite     Fund, Inc., an open-end, diversified management investment company incorporated under the laws of the State of Washington (the "Existing Composite Fund"), the Acquiring Fund will, subject to the conditions set forth in such Agreement and Plan of Reorganization, acquire substantially all of the assets and properties of the Existing Composite Fund in exchange for which the Acquiring Fund will assume all of the liabilities of the Existing Composite Fund and will deliver to the Existing Composite Fund Class A and Class B shares of beneficial interest of the Acquiring Fund having the same aggregate net asset value as the outstanding Class A and Class B shares of the Existing Composite Fund. In connection with the foregoing, the Existing Composite Fund will distribute its shares in complete liquidation of the Existing Composite Fund. (The foregoing transaction is hereafter referred to as the "Composite Reorganization".)

 (b) Immediately following the Composite Reorganization, the Acquired Fund will sell, assign, convey, transfer and deliver to the Acquiring Fund on the Exchange Date (as defined in Section 6) all of its properties and assets. In consideration therefor, the Acquiring Fund shall, on the Exchange Date, assume all of the liabilities of the Acquired Fund existing at the Valuation Time (as defined in Section 3(c)) and deliver to the Acquired Fund (i) a number of full and fractional Class A shares of beneficial interest of the Acquiring Fund (the "Class A Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class A shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class A shares of the Ac-quired Fund assumed by the Acquiring Fund on that date, (ii) a number of full and fractional Class B shares of beneficial interest of the Acquiring Fund (the "Class B Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class B shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class B shares of the Ac-quired Fund assumed by the Acquiring Fund on that date, (iii) a number of full and fractional Class I shares of beneficial interest of the Acquiring Fund (the "Class I Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class I shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class I shares of the Ac-quired Fund assumed by the Acquiring Fund on that date, and (iv) a number of full and fractional Class S shares of beneficial interest of the Acquiring Fund (the "Class S Merger Shares") having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class S shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class S shares of the Acquired Fund assumed by the Acquiring Fund on that date. (The Class A Merger Shares, the Class B Merger Shares, the Class I Merger Shares, and the Class S Merger

Shares shall be referred to collectively as the "Merger Shares.") It is in-tended that the reorganization described in this Agreement shall be a reorga-nization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

 (c) Upon consummation of the transactions described in paragraph (b) of this Agreement, the Acquired Fund shall distribute in complete liquidation to its Class A, Class B, Class I and Class S shareholders of record as of the Ex-change Date the Class A, Class B, Class I and Class S Merger Shares of the Ac-quiring Fund, each such shareholder being entitled to receive that proportion of such Class A, Class B, Class I and Class S Merger Shares which the number of Class A, Class B, Class I and Class S shares of beneficial interest of the Acquired Fund held by such shareholder bears to the number of Class A, Class B, Class I and Class S shares of the Acquired Fund outstanding on such date. Certificates representing the Merger Shares will not be issued. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund.

 (d) As promptly as practicable after the liquidation of the Acquired Fund as aforesaid, the Acquired Fund shall be dissolved pursuant to the provisions of the Declaration of Trust of the Sierra Trust, as amended, and applicable law, and its legal existence terminated. Any reporting responsibility of the Ac-quired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Exchange Date and, if applicable, such later date on which the Acquired Fund is liquidated.

AGREEMENT

 The Acquiring Fund and the Acquired Fund agree as follows:

 1. Representations, Warranties and Agreements of the Acquiring Fund. The Ac-quiring Fund represents and warrants to and agrees with the Acquired Fund that:

  a. The Acquiring Fund is a series of shares of the Composite Trust, a Massa-chusetts business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its proper-ties and assets and to carry out its obligations under this Agreement. The Composite Trust is qualified as a foreign association in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on the Composite Trust. Each of the Composite Trust and the Acquiring Fund has all necessary federal, state and local au-thorizations to carry on its business as now being conducted and to carry out this Agreement.

  b. Each of the Existing Composite Fund and the Composite Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

  c. A statement of assets and liabilities, statements of operations, state-ments of changes in net assets and a schedule of investments (indicating their market values) of the Existing Composite Fund as of and for the year ended December [Growth & Income: October] 31, 1996 and as of and for the six months ended June [April] 30, 1997 have been furnished to the Acquired Fund. Such statements of assets and liabilities and schedules fairly present the financial positions of the Existing Composite Fund as of the their dates and said statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby in conformity with generally accepted accounting principles.

  d. The prospectus and statement of additional information of the Existing Composite

 Fund, each dated April 30 [February 28], 1997 (collectively, the "Composite Prospectus"), previously furnished to the Acquired Fund, did not as of such date and does not contain as of the date hereof, with respect to the Existing Composite Fund, any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the state-ments therein not misleading.

  e. There are no material legal, administrative or other proceedings pending or, to the knowledge of the Composite Trust or the Acquiring Fund, threatened against the Existing Composite Fund, the Composite Trust or the Acquiring Fund, which assert liability on the part of the Existing Composite Fund, the Composite Trust or the Acquiring Fund. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

  f. The Acquiring Fund has no known liabilities of a material nature, contin-gent or otherwise, other than liabilities to be assumed pursuant to the Com-posite Reorganization. The Existing Composite Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown belong-ing to it on its statement of assets and liabilities as of June [April] 30, 1997 and those incurred in the ordinary course of its business as an invest-ment company since June [April] 30, 1997. Prior to the Exchange Date, the Ex-isting Composite Fund will endeavor to quantify and to reflect on its balance sheet all of its material known liabilities and will advise the Acquired Fund of all material liabilities, contingent or otherwise, incurred by it subse-quent to June [April] 30, 1997, whether or not incurred in the ordinary course of business.

  g. As of the Exchange Date, the Existing Composite Fund and the Acquiring Fund will have filed all federal and other tax returns and reports which, to the knowledge of the Composite Trust's officers, are required to be filed by the Existing Composite Fund or the Acquiring Fund and have paid or will pay all federal and other taxes shown to be due on said returns or on any assess-ments received by the Existing Composite Fund or the Acquiring Fund. All tax liabilities of the Existing Composite Fund or the Acquiring Fund have been adequately provided for on its books, and no tax deficiency or liability of the Existing Composite Fund or the Acquiring Fund has been asserted, and no question with respect thereto has been raised or is under audit, by the In-ternal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

  h. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act and state se-curities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

  i. The registration statement (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") by the Composite Trust on Form N-14 on behalf of the Acquiring Fund and relating to the Merger Shares issuable hereunder and the proxy statement of the Acquired Fund relat-ing to the meeting of the Acquired Fund shareholders referred to in Section 7(a) herein (together with the documents incorporated therein by reference, the "Acquired Fund Proxy Statement"), on the effective date of the Registra-tion Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue state-ment of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders meeting referred to in Section 7(a) and on the Exchange Date, the prospectus which is contained in the Registration Statement, as amended or supplemented by any amendments or supplements filed with the Commission by the Composite Trust, and the Acquired Fund Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the repre-sentations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Acquired Fund Proxy State-ment made in reliance upon and in conformity with information furnished in writing by the Acquired Fund to the Acquiring Fund or the Composite Trust specifically for use in the Registration Statement or the Acquired Fund Proxy Statement.

  j. There are no material contracts outstanding to which the Existing Compos-ite Fund or the Acquiring Fund is a party, other than as are or will be dis-closed in the Composite Prospectus, the Registration Statement or the Ac-quired Fund Proxy Statement.

  k. The Acquiring Fund has no shares of beneficial interest issued and out-standing. All of the issued and outstanding shares of beneficial interest of the Existing Composite Fund have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applica-ble exemptions therefrom), or the Existing Composite Fund has taken any ac-tion necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

  l. The Acquiring Fund was established by the Trustees of the Composite Trust in order to effect the transactions described in this Agreement. It has not yet filed its first federal income tax return, and, thus, has not yet elected to be treated as a "regulated investment company" for federal income tax pur-poses. However, upon filing its first income tax return at the completion of its first taxable year, the Acquiring Fund will elect to be a "regulated in-vestment company" and until such time will take all steps necessary to ensure that it qualifies for taxation as a "regulated investment company" under Sec-tions 851 and 852 of the Code. The Existing Composite Fund qualifies and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

  m. The issuance of the Merger Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

  n. The Merger Shares to be issued to the Acquired Fund have been duly autho-rized and, when issued and delivered pursuant to this Agreement, will be le-gally and validly issued and will be fully paid and non-assessable by the Ac-quiring Fund, and no shareholder of the Acquiring Fund will have any preemp-tive right of subscription or purchase in respect thereof.

  o. All issued and outstanding shares of the Existing Composite Fund are, and at the Exchange Date all issued and outstanding shares of the Existing Com-posite Fund and the Acquiring Fund will be, will be duly authorized, validly issued, fully paid and non-assessable by the Existing Composite Fund. Neither the Existing Composite Fund nor the Acquiring Fund has outstanding any op-tions, warrants or other rights to subscribe for or purchase any Existing

 Composite Fund or Acquiring Fund shares, nor is there outstanding any secu-rity convertible into any Existing Composite Fund or Acquiring Fund shares.

 2. Representations, Warranties and Agreements of the Acquired Fund. The Ac-quired Fund represents and warrants to and agrees with the Acquiring Fund that:

  a. The Acquired Fund is a series of shares of the Sierra Trust, a Massachu-setts business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out this Agreement. The Sierra Trust is qualified as a foreign association in every jurisdiction where required, except to the ex-tent that failure to so qualify would not have a material adverse effect on the Sierra Trust. Each of the Sierra Trust and the Acquired Fund has all nec-essary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to carry out this Agreement.

  b. The Sierra Trust is registered under the 1940 Act as an open-end manage-ment investment company, and such registration has not been revoked or re-scinded and is in full force and effect.

  c. A statement of assets and liabilities, statements of operations, state-ments of changes in net assets and a schedule of investments (indicating their market values) of the Acquired Fund as of and for the year ended June 30, 1997 have been furnished to the Acquiring Fund. Such statement of assets and liabilities and schedule fairly present the financial position of the Ac-quired Fund as of their date, and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby, in conformity with generally accepted accounting principles.

  d. The current prospectus and statement of additional information of the Si-erra Trust, each dated October , 1997 (collectively, the "Sierra Prospec-tus"), which has been previously furnished to the Acquiring Fund, did not contain as of such dates and does not contain, with respect to the Sierra Trust and the Acquired Fund, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

  e. There are no material legal, administrative or other proceedings pending or, to the knowledge of the Sierra Trust or the Acquired Fund, threatened against the Sierra Trust or the Acquired Fund, which assert liability on the part of the Sierra Trust or the Acquired Fund. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judg-ment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplat-ed.

  f. There are no material contracts outstanding to which the Acquired Fund is a party, other than as are disclosed in the Sierra Trust's registration statement on Form N-1A or the Sierra Prospectus.

  g. The Acquired Fund has no known liabilities of a material nature, contin-gent or otherwise, other than those shown on the Acquired Fund's statement of assets and liabilities as of June 30, 1997 referred to above and those in-curred in the ordinary course of its business as an investment company since such date. Prior to the Exchange Date, the Acquired Fund will endeavor to quantify and to reflect on its balance sheet all of its material known lia-bilities and will advise the Acquiring Fund of all material liabilities, con-tingent or otherwise, incurred by it subsequent to June 30, 1997, whether or not incurred in the ordinary course of business.

  h. As of the Exchange Date, the Acquired Fund will have filed all federal and other tax returns and reports which, to the knowledge of the Sierra Trust's officers, are required to be filed by the Acquired Fund and has paid or will pay all federal and other taxes shown to be due on said returns or on any assessments received by the Acquired Fund. All tax liabilities of the Ac-quired Fund have been adequately provided for on its books, and no tax defi-ciency or liability of the Acquired Fund has been asserted, and no question with respect thereto has been raised or is under audit, by the Internal Reve-nue Service or by any state or local tax authority for taxes in excess of those already paid.

  i. At the Exchange Date, the Sierra Trust, on behalf of the Acquired Fund, will have full right, power and authority to sell, assign, transfer and de-liver the Investments (as defined below) and any other assets and liabilities of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Invest-ments and any such other assets and liabilities as contemplated by this Agreement, the Acquiring Fund will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security inter-ests whatsoever and without any restrictions upon the transfer thereof. As used in this Agreement, the term "Investments" shall mean the Acquired Fund's investments shown on the schedule of its investments as of June 30, 1997 re-ferred to in Section 2(c) hereof, as supplemented with such changes in the portfolio as the Acquired Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions through the Exchange Date.

  j. No registration under the 1933 Act of any of the Investments would be re-quired if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Acquired Fund, except as previously disclosed to the Acquiring Fund by the Acquired Fund.

  k. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the trans-actions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, the 1940 Act or state securities or blue sky laws.

  l. The Registration Statement and the Acquired Fund Proxy Statement, on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders meeting referred to in Section 7(a) and on the Exchange Date, the Acquired Fund Proxy Statement and the Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the repre-sentations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Acquired Fund Proxy State-ment made in reliance upon and in conformity with information furnished in writing by the Acquiring Fund to the Acquired Fund or the Sierra Trust spe-cifically for use in the Registration Statement or the Acquired Fund Proxy Statement.

  m. The Acquired Fund qualifies and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Section 851 and 852 of the Code.

  n. At the Exchange Date, the Acquired Fund will have sold such of its as-sets, if any, as are necessary to assure that, after giving effect to the ac-quisition of the assets of the Acquired Fund pursuant to this Agreement, the Acquiring Fund will remain a "diversified company" within the meaning of Sec-tion 5(b)(1) of the 1940 Act and in compliance with such other mandatory in-vestment restrictions as are set forth in the Sierra Prospectus, as amended through the Exchange Date.

  o. All of the issued and outstanding shares of beneficial interest of the Acquired Fund shall have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Acquired Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

  p. All issued and outstanding shares of the Acquired Fund are, and at the Exchange Date will be, duly authorized, validly issued, fully paid and non-assessable by the Acquired Fund. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.

 3. Reorganization.

  a. Subject to the requisite approval of the shareholders of the Acquired Fund and the consummation of the Composite Reorganization and to the other terms and conditions contained herein (including the Acquired Fund's obliga-tion to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 8(m)), the Acquired Fund agrees to sell, assign, convey, transfer and deliver to the Acquiring Fund, and the Acquiring Fund agrees to acquire from the Acquired Fund, on the Ex-change Date all of the Investments and all of the cash and other properties and assets of the Acquired Fund, whether accrued or contingent (including cash received by the Acquired Fund upon the liquidation by the Acquired Fund of any investments purchased by the Acquired Fund after June 30, 1997 and designated by the Acquiring Fund as being unsuitable for it to acquire), in exchange for that number of shares of beneficial interest of the Acquiring Fund provided for in Section 4 and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, whether accrued or contingent, existing at the Valuation Time except for the Acquired Fund's liabilities, if any, arising in connection with this Agreement. Pursuant to this Agreement, the Acquired Fund will, as soon as practicable after the Exchange Date, dis-tribute all of the Merger Shares received by it to the shareholders of the Acquired Fund in exchange for their Class A, Class B, Class I, and Class S shares of the Acquired Fund.

  b. The Acquired Fund will pay or cause to be paid to the Acquiring Fund any interest, cash or such dividends, rights and other payments received by it on or after the Exchange Date with respect to the Investments and other proper-ties and assets of the Acquired Fund, whether accrued or contingent, received by it on or after the Exchange Date. Any such distribution shall be deemed included in the assets transferred to the Acquiring Fund at the Exchange Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone "ex" such distribution prior to the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date shall be included in the determination of the value of the assets of the Acquired Fund acquired by the Acquiring Fund.

  c. The Valuation Time shall be 4:00 p.m. Eastern time on [the Exchange Date] or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

 4. Exchange Date: Valuation Time. On the Exchange Date, the Acquiring Fund will deliver to the Acquired Fund (i) a number of full and fractional Class A Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class A shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the lia-bilities of the Acquired Fund attributable to Class A shares of the Acquired Fund assumed by the Acquiring Fund on that date, (ii) a number of full and fractional Class B Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class B shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class B shares of the Acquired Fund assumed by the Acquiring Fund on that date, (iii) a num-ber of full and fractional Class I Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class I shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class I shares of the Acquired Fund assumed by the Acquiring Fund on that date, and (iv) a number of full and fractional Class S Merger Shares having an aggregate net asset value equal to the value of the assets of the Acquired Fund attributable to Class S shares of the Acquired Fund transferred to the Acquiring Fund on such date less the value of the liabilities of the Acquired Fund attributable to Class S shares of the Acquired Fund assumed by the Ac-quiring Fund on that date, determined as hereinafter provided in this Section 4.

  a. The net asset value of the Merger Shares to be delivered to the Acquired Fund, the value of the assets attributable to the shares of the Acquired Fund, and the value of the liabilities attributable to the Class A, Class B, Class I, and Class S shares of the Acquired Fund to be assumed by the Acquir-ing Fund, shall in each case be determined as of the Valuation Time.

  b. The net asset value of the Class A, Class B, Class I, and Class S Merger Shares shall be computed in the manner set forth in the Composite Prospectus. The value of the assets and liabilities of the Class A, Class B, Class I, and Class S shares of the Acquired Fund shall be determined by the Acquiring Fund, in cooperation with the Acquired Fund, pursuant to procedures which the Acquiring Fund would use in determining the fair market value of the Acquir-ing Fund's assets and liabilities.

  c. No adjustment shall be made in the net asset value of either the Acquired Fund or the Acquiring Fund to take into account differences in realized and unrealized gains and losses.

  d. The Acquiring Fund shall issue the Merger Shares to the Acquired Fund in four certificates registered in the name of the Acquired Fund, one represent-ing Class A Merger Shares, one representing Class B Merger Shares, one repre-senting Class I Merger Shares, and one representing Class S Merger Shares. The Acquired Fund shall distribute the Class A Merger Shares to the Class A shareholders of the Acquired Fund by redelivering such certificate to the Ac-quiring Fund's transfer agent, which will as soon as practicable set up open accounts for each Class A Acquired Fund shareholder in accordance with writ-ten instructions furnished by the Acquired Fund. The Acquired Fund shall dis-tribute the Class B Merger Shares to the Class B shareholders of the Acquired Fund by redelivering such certificate to the Acquiring Fund's transfer agent, which will as soon as practicable set up open accounts for each Class B Ac-quired Fund shareholder in accordance with written instructions furnished by the Acquired Fund. The Acquired Fund shall distribute the Class I Merger Shares to the Class I shareholders of the

 Acquired Fund by redelivering such certificate to the Acquiring Fund's trans-fer agent, which will as soon as practicable set up open accounts for each Class I Acquired Fund shareholder in accordance with written instructions furnished by the Acquired Fund. The Acquired Fund shall distribute the Class S Merger Shares to the Class S shareholders of the Acquired Fund by redeliv-ering such certificate to the Acquiring Fund's transfer agent, which will as soon as practicable set up open accounts for each Class S Acquired Fund shareholder in accordance with written instructions furnished by the Acquired Fund. [With respect to any Acquired Fund shareholder holding share certifi-cates as of the Exchange Date, such certificates will from and after the Ex-change Date be deemed to be certificates for the Merger Shares issued to each shareholder in respect of the Acquired Fund shares represented by such cer-tificates; certificates representing the Merger Shares will not be issued to Acquired Fund shareholders.]

  e. The Acquiring Fund shall assume all liabilities of the Acquired Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent dissolution of the Acquired Fund or otherwise, except for the Acquired Fund's liabilities, if any, pursuant to this Agreement.

 5. Expenses, Fees, etc.

  a. The parties hereto understand and agree that the transactions contem-plated by this Agreement are being undertaken contemporaneously with a gen-eral restructuring and consolidation of certain of the registered investment companies advised by Composite Research & Management Company and Sierra In-vestment Advisors Corporation and their affiliates; and that in connection therewith the costs of all such transactions are being [borne by Composite Research & Management Company] [preliminarily allocated on a basis approved, inter alia, by the Trustees of the Composite Trust. Each of the Acquired Fund and the Acquiring Fund agrees to pay the expenses preliminarily allocated to
 it but not, however, in an amount exceeding $    and $   , respectively (the
 "Relevant Expense Cap"). Composite Research & Management Company will bear any and all expenses (1) preliminarily allocated to Acquiring Fund and (2) preliminarily allocated to the Acquired Fund, in each case to the extent that they would otherwise exceed the Relevant Expense Cap.] Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly in-curring such expenses if and to the extent that the payment by the other party of such expenses would result in the disqualification of such party as a "regulated investment company" within the meaning of Section 851 of the Code.

  b. In the event the transactions contemplated by this Agreement are not con-summated by reason of the Acquiring Fund's being either unwilling or unable to go forward other than by reason of the nonfulfillment or failure of any condition to the Acquiring Fund's obligations referred to in Section 7(a) or
 Section 8, the Acquiring Fund shall pay directly all reasonable fees and ex-penses incurred by the Acquired Fund in connection with such transactions, including, without limitation, legal, accounting and filing fees.

  c. In the event the transactions contemplated by this Agreement are not con-summated by reason of the Acquired Fund's being either unwilling or unable to go forward other than by reason of the nonfulfillment or failure of any con-dition to the Acquired Fund's obligations referred to in Section 7(a) or Sec-tion 9, the Acquired Fund shall pay directly all reasonable fees and expenses incurred by the Acquiring Fund in connection with such transactions, includ-ing, without limitation, legal, accounting and filings fees.

  d. In the event the transactions contemplated by this Agreement are not con-summated for any reason other than (i) the Acquiring Fund's or the Acquired Fund's being either unwilling or unable to go forward or (ii) the nonfulfill-ment or failure of any condition to the Acquiring Fund's or the Acquired Fund's obligations referred to in Section 7(a), Section 8 or Section 9 of this Agreement, then each of the Acquiring Fund and the Acquired Fund shall bear all of its own expenses incurred in connection with such transactions.

  e. Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, in-cluding, without limitation, consequential damages, except as specifically set forth above.

 6. Exchange Date. Delivery of the assets of the Acquired Fund to be trans-ferred, assumption of the liabilities of the Acquired Fund to be assumed, and the delivery of the Merger Shares to be issued shall be made at [place] at [time] as of December [31], 1997, or at such other time and date agreed to by the Acquiring Fund and the Acquired Fund, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."

 7. Meetings of Shareholders; Dissolution.

  a. The Sierra Trust, on behalf of the Acquired Fund, agrees to call a meet-ing of the Acquired Fund's shareholders as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of its assets to and the assumption of all of its liabilities by the Acquiring Fund as herein provided, adopting this Agreement, and autho-rizing the liquidation and dissolution of the Acquired Fund.

  b. The Acquired Fund agrees that the liquidation and dissolution of the Ac-quired Fund will be effected in the manner provided in the Sierra Trust's Declaration of Trust in accordance with applicable law and that on and after the Exchange Date, the Acquired Fund shall not conduct any business except in connection with its liquidation and dissolution.

  c. The Acquiring Fund has, in consultation with the Acquired Fund and based in part on information furnished by the Acquired Fund, filed the Registration Statement with the Commission. Each of the Acquired Fund and the Acquiring Fund will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder to be set forth in the Reg-istration Statement.

 8. Conditions to the Acquiring Fund's Obligations. The obligations of the Ac-quiring Fund hereunder shall be subject to the following conditions:

  a. That this Agreement shall have been adopted and the transactions contem-plated hereby shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Acquired Fund enti-tled to vote.

  b. That the Acquired Fund shall have furnished to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, with values deter-mined as provided in Section 4 of this Agreement, together with a list of In-vestments with their respective tax costs, all as of the Valuation Time, cer-tified on the Acquired Fund's behalf by the Sierra Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer), and a certificate of both such officers, dated the Exchange Date, that there has been no mate-rial adverse change in the financial position of the Acquired Fund since June 30, 1997 other than changes in the Investments and other assets and properties since that date or changes in the market value of the Investments and other assets of the Acquired Fund, or changes due to div-idends paid or losses from operations.

  c. That the Acquired Fund shall have furnished to the Acquiring Fund a statement, dated the Exchange Date, signed by the Sierra Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Acquired Fund made in this Agreement are true and cor-rect in all material respects as if made at and as of such dates and the Ac-quired Fund has complied with all the agreements and satisfied all the condi-tions on its part to be performed or satisfied at or prior to such dates.

  d. [That the Acquired Fund shall have delivered to the Acquiring Fund a let-ter from [Price Waterhouse LLP] dated the Exchange Date stating that such firm has employed certain procedures whereby it has obtained schedules of the tax provisions and qualifying tests for regulated investment companies as prepared for the fiscal year ended June 30, 1997 and the period July 1, 1997 to the Exchange Date (the latter period being based on unaudited data) and that, in the course of such procedures, nothing came to their attention which caused them to believe that the Acquired Fund (i) would not qualify as a reg-ulated investment company for federal, state, or local income tax purposes or
 (ii) would owe any federal, state or local income tax or excise tax, for the tax year ended June 30, 1997, and for the period from July 1, 1997 to the Ex-change Date.]

  e. That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

  f. That the Acquiring Fund shall have received an opinion of counsel to the Acquired Fund, in form satisfactory to counsel to the Acquiring Fund, and dated the Exchange Date, to the effect that (i) the Sierra Trust is a Massa-chusetts business trust duly formed and is validly existing under the laws of The Commonwealth of Massachusetts and has the power to own all its properties and to carry on its business as presently conducted; (ii) this Agreement has been duly authorized, executed and delivered by the Sierra Trust on behalf of the Acquired Fund and, assuming that the Registration Statement, the Compos-ite Prospectus and the Acquired Fund Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Composite Trust on behalf of the Ac-quiring Fund, is a valid and binding obligation of the Sierra Trust and the Acquired Fund; (iii) the Sierra Trust, on behalf of the Acquired Fund, has power to sell, assign, convey, transfer and deliver the assets contemplated hereby and, upon consummation of the transactions contemplated hereby in ac-cordance with the terms of this Agreement, the Acquired Fund will have duly sold, assigned, conveyed, transferred and delivered such assets to the Ac-quiring Fund; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Sierra Trust's Declaration of Trust or By-Laws or any provision of any agreement known to such counsel to which the Sierra Trust or the Acquired Fund is a party or by which it is bound; and (v) no consent, approval, autho-rization or order of any court or governmental authority is required for the consummation by the Sierra Trust on behalf of the Acquired Fund of the trans-actions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws.

  g. [Non-money market Funds only:] That the Acquiring Fund shall have re-ceived an opinion of Ropes & Gray (which opinion would be based upon certain factual representations and subject to certain qualifications), dated the Ex-change Date, in form satisfactory to the Acquiring Fund and its counsel, with respect to the matters specified in Section 9(f) of this Agreement.

  h. [Non-money market Funds only:] That the Acquiring Fund shall have re-ceived an opinion of Ropes & Gray (which opinion would be based upon certain factual representations and subject to certain qualifications), dated the Ex-change Date, in form satisfactory to the Acquiring Fund and its counsel, to the effect that, on the basis of the existing provisions of the Code, current administrative rules, and court decisions, for federal income tax purposes
 (i) no gain or loss will be recognized by the Acquiring Fund upon receipt of the Investments transferred to the Acquiring Fund pursuant to this Agreement in exchange for the Merger Shares; (ii) the basis to the Acquiring Fund of the Investments will be the same as the basis of the Investments in the hands of the Acquired Fund immediately prior to such exchange; and (iii) the Ac-quiring Fund's holding periods with respect to the Investments will include the respective periods for which the Investments were held by the Acquired Fund.

  i. That the assets of the Acquired Fund to be acquired by the Acquiring Fund will include no assets which the Acquiring Fund, by reason of charter limita-tions or of investment restrictions disclosed in the Registration Statement in effect on the Exchange Date, may not properly acquire.

  j. That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been in-stituted or, to the knowledge of the Composite Trust or the Acquiring Fund, threatened by the Commission.

  k. That the Sierra Trust and the Composite Trust shall have received from the Commission and any relevant state securities administrator such order or orders as are reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, and any applicable state securities or blue sky laws in connection with the transactions contemplated hereby, and that all such or-ders shall be in full force and effect.

  l. That all actions taken by the Sierra Trust on behalf of the Acquired Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquiring Fund and its counsel.

  m. [That, prior to the Exchange Date, the Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund (i) all of the excess of (x) the Acquired Fund's investment income ex-cludable from gross income under Section 103(a) of the Code over (y) the Ac-quired Fund's deductions disallowed under Sections 265 and 171(a)(2) of the Code, (ii) all of the Acquired Fund's investment company taxable income (as defined in Section 852 of the Code) for its taxable years ending on or after June 30, 1997 and on or prior to the Exchange Date (computed in each case without regard to any deduction for dividends paid), and (iii) all of the Ac-quired Fund's net capital gain realized (after reduction for any capital loss carryover), in each case for both the taxable year ending on June 30, 1997 and the short taxable period beginning on July 1, 1997 and ending on the Ex-change Date.]

  n. That the Acquired Fund shall have furnished to the Acquiring Fund a cer-tificate, signed by the President (or any Vice President) and the Treasurer (or any Assistant Treasurer) of the Sierra Trust, as to the tax cost to the Acquired Fund of the securities delivered to the Acquiring Fund pursuant to this Agreement, together with any such other evidence as to such tax cost as the Acquiring Fund may reasonably request.

  o. That the Acquired Fund's custodian shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Acquired Fund held or maintained by such custodian as of the Valuation Time.

  p. That the Acquired Fund's transfer agent shall have provided to the Ac-quiring Fund (i) the originals or true copies of all of the records of the Acquired Fund in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of the Acquired Fund outstanding as of the Valuation Time, and (iii) the name and address of each holder of record of any shares and the number of shares held of record by each such shareholder.

  q. That all of the issued and outstanding shares of beneficial interest of the Acquired Fund shall have been offered for sale and sold in conformity with all applicable state securities or blue sky laws (including any applica-ble exemptions therefrom) and, to the extent that any audit of the records of the Acquired Fund or its transfer agent by the Acquiring Fund or its agents shall have revealed otherwise, either (i) the Acquired Fund shall have taken all actions that in the opinion of the Acquiring Fund or its counsel are nec-essary to remedy any prior failure on the part of the Acquired Fund to have offered for sale and sold such shares in conformity with such laws or (ii) the Acquired Fund shall have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of the Acquiring Fund in amounts sufficient and upon terms satisfactory, in the opinion of the Acquiring Fund or its counsel, to indemnify the Acquiring Fund against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of the Acquired Fund to have offered and sold such shares in conformity with such laws.

  r. [That the Acquiring Fund shall have received from [Price Waterhouse LLP] a letter addressed to the Acquiring Fund dated as of the Exchange Date satis-factory in form and substance to the Acquiring Fund to the effect that, on the basis of limited procedures agreed upon by the Acquiring Fund and de-scribed in such letter (but not an examination in accordance with generally accepted auditing standards), as of the Valuation Time the value of the as-sets and liabilities of the Acquired Fund to be exchanged for the Merger Shares has been determined in accordance with the provisions of the Composite Trust's Declaration of Trust, pursuant to the procedures customarily utilized by the Acquiring Fund in valuing its assets and issuing its shares.]

  s. That the Composite Reorganization shall have been consummated.

 9. Conditions to the Acquired Fund's Obligations. The obligations of the Ac-quired Fund hereunder shall be subject to the following conditions:

  a. That this Agreement shall have been adopted and the transactions contem-plated hereby shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Acquired Fund enti-tled to vote.

  b. That the Composite Trust, on behalf of the Acquiring Fund, shall have ex-ecuted and delivered to the Acquired Fund an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Acquiring Fund will assume all of the liabilities of the Acquired Fund existing at the Valuation Time in connection with the transactions contemplated by this Agreement, other than liabilities arising pursuant to this Agreement.

  c. That the Acquiring Fund shall have furnished to the Acquired Fund a statement, dated the Exchange Date, signed by the Composite Trust's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Acquiring Fund made in this Agreement are true and cor-rect in all material respects as if made at and as of such dates, and that the Acquiring Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

  d. That there shall not be any material litigation pending or threatened with respect to the matters contemplated by this Agreement.

  e. That the Acquired Fund shall have received an opinion of counsel to the Acquiring Fund, in form satisfactory to counsel to the Acquired Fund, and dated the Exchange Date, to the effect that (i) the Composite Trust is a Mas-sachusetts business trust duly formed and is validly existing under the laws of The Commonwealth of Massachusetts and has the power to own all its proper-ties and to carry on its business as presently conducted; (ii) the Merger Shares to be delivered to the Acquired Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and non-assessable by the Composite Trust and the Acquiring Fund and no shareholder of the Acquiring Fund has any preemptive right to sub-scription or purchase in respect thereof; (iii) this Agreement has been duly authorized, executed and delivered by the Composite Trust on behalf of the Acquiring Fund and, assuming that the Composite Prospectus, the Registration Statement and the Acquired Fund Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and de-livery of this Agreement by the Sierra Trust on behalf of the Acquired Fund, is a valid and binding obligation of the Composite Trust and the Acquiring Fund; (iv) the execution and delivery of this Agreement did not, and the con-summation of the transactions contemplated hereby will not, violate the Com-posite Trust's Declaration of Trust or By-Laws, or any provision of any agreement known to such counsel to which the Composite Trust or the Acquiring Fund is a party or by which it is bound; (v) no consent, approval, authoriza-tion or order of any court or governmental authority is required for the con-summation by the Composite Trust on behalf of the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws; and (vi) the Registration Statement has become effective under the 1933 Act, and to best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been in-stituted or are pending or contemplated under the 1933 Act.

  f. [Non-money market Funds only:] That the Acquired Fund shall have received an opinion of Ropes & Gray, dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifica-tions), in form satisfactory to the Acquired Fund and its counsel, to the ef-fect that, on the basis of the existing provisions of the Code, current ad-ministrative rules, and court decisions, for federal income tax purposes: (i) no gain or loss will be recognized by the Acquired Fund as a result of the reorganization; (ii) no gain or loss will be recognized by shareholders of the Acquired Fund on the distribution of Merger Shares to them in exchange for their shares of the Acquired Fund; (iii) the tax basis of the

 Merger Shares that the Acquired Fund's shareholders receive in place of their Acquired Fund shares will be the same as the basis of the Acquired Fund shares; and (iv) a shareholder's holding period for the Merger Shares re-ceived pursuant to the Agreement will be determined by including the holding period for the Acquired Fund shares exchanged for the Merger Shares, provided that the shareholder held the Acquired Fund shares as a capital asset.

  g. That all actions taken by the Composite Trust on behalf of the Acquiring Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquired Fund and its counsel.

  h. That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been in-stituted or, to the knowledge of the Composite Trust or the Acquiring Fund, threatened by the Commission.

  i. That the Composite Trust shall have received from the Commission and any relevant state securities administrator such order or orders as are reasona-bly necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, and any applicable state securities or blue sky laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

  j. That the Composite Reorganization shall have been consummated.

 10. Indemnification.

  a. The Acquired Fund will indemnify and hold harmless, out of the assets of the Acquired Fund (which shall be deemed to include the assets of the Acquir-ing Fund represented by the Merger Shares following the Exchange Date) but no other assets, the trustees and officers of the Composite Trust (for purposes of this subparagraph, the "Indemnified Parties") against any and all ex-penses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connec-tion with, arising out of, or resulting from any claim, action, suit or pro-ceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to the Sierra Trust or the Acquired Fund contained in the Registra-tion Statement or the Sierra Prospectus, the Acquired Fund Proxy Statement or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a material fact relating to the Sierra Trust or the Acquired Fund required to be stated therein or necessary to make the statements relating to the Sierra Trust or the Acquired Fund therein not misleading, including, without limita-tion, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or pro-ceeding, or threatened claim, action, suit or proceeding made with the con-sent of the Sierra Trust or the Acquired Fund. The Indemnified Parties will notify the Sierra Trust and the Acquired Fund in writing within ten days af-ter the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such In-demnified Party as to any matters covered by this Section 10(a). The Acquired Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(a), or, if it so elects, to assume at its expense by counsel satisfactory to the Indem-nified Parties the defense of any such claim, action, suit or proceeding, and if the Acquired Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their expense. The Acquired Fund's obligation under Section 10(a) to indemnify and hold harmless the Indemnified parties shall constitute a guarantee of payment so that the Acquired Fund will pay in the first in-stance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(a) without the necessity of the Indemnified Parties' first paying the same.

  b. The Acquiring Fund will indemnify and hold harmless, out of the assets of the Acquiring Fund but no other assets, the trustees and officers of the Si-erra Trust (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemni-fied Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Par-ties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue state-ment of a material fact relating to the Acquiring Fund contained in the Reg-istration Statement, the Composite Prospectus, the Acquired Fund Proxy State-ment or any amendment or supplement to any of the foregoing, or arising out of or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to the Existing Composite Fund, the Com-posite Trust or the Acquiring Fund required to be stated therein or necessary to make the statements relating to the Existing Composite Fund, the Composite Trust or the Acquiring Fund therein not misleading, including, without limi-tation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or pro-ceeding, or threatened claim, action, suit or proceeding made with the con-sent of the Composite Trust or the Acquiring Fund. The Indemnified Parties will notify the Composite Trust and the Acquiring Fund in writing within ten days after the receipt by any one or more of the Indemnified parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(b). The Acquiring Fund shall be entitled to participate at its own expense in the de-fense of any claim, action, suit or proceeding covered by this Section 10(b), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceed-ing, and, if the Acquiring Fund elects to assume such defense, the Indemni-fied Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. The Acquiring Fund's obligation under this Section 10(b) to indemnify and hold harmless the Indem-nified Parties shall constitute a guarantee of payment so that the Acquiring Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(b) without the necessity of the Indemnified Parties' first paying the same.

 11. No Broker, etc. Each of the Acquired Fund and the Acquiring Fund repre-sents that there is no person who has dealt with it, the Composite Trust or the Sierra Trust who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.

 12. Termination. The Acquired Fund and the Acquiring Fund may, by mutual con-sent of the trustees of the Sierra Trust and the Composite Trust on behalf of each Fund, terminate this Agreement, and the Acquired Fund or the Acquiring Fund, after consultation with counsel and by consent of their respective trustees or an officer authorized by such trustees, may waive any condition to their respective obligations hereunder. If the transactions contemplated by this Agreement have not been substantially completed by [ , 1998], this Agreement shall au-tomatically terminate on that date unless a later date is agreed to by the Ac-quired Fund and the Acquiring Fund.

 13. Rule 145. Pursuant to Rule 145 under the 1933 Act, the Acquiring Fund will, in connection with the issuance of any Merger Shares to any person who at the time of the transaction contemplated hereby is deemed to be an affili-ate of a party to the transaction pursuant to Rule 145(c), cause to be affixed upon the certificates issued to such person (if any) a legend as follows:

 "THESE SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO [ACQUIRING FUND] OR ITS PRINCIPAL UNDERWRITER UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR
 (II) IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE FUND SUCH REG-ISTRATION IS NOT REQUIRED."

and, further, the Acquiring Fund will issue stop transfer instructions to the Acquiring Fund's transfer agent with respect to such shares. The Acquired Fund will provide the Acquiring Fund on the Exchange Date with the name of any Ac-quired Fund shareholder who is to the knowledge of the Acquired Fund an affil-iate of the Acquired Fund on such date.

 14. Covenants, etc. Deemed Material. All covenants, agreements, representa-tions and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding an investigation made by them or on their behalf.

 15. Sole Agreement; Amendments. This Agreement supersedes all previous corre-spondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto, and shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

 16. Declaration of Trust.

  a. A copy of the Declaration of Trust of the Sierra Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the trustees of the Sierra Trust on behalf of the Acquired Fund, as trustees and not individ-ually and that the obligations of this instrument are not binding upon any of the trustees, officers or shareholders of the Sierra Trust individually but are binding only upon the assets and property of the Acquired Fund.

  b. A copy of the Declaration of Trust of the Composite Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the trustees of the Composite Trust on behalf of the Acquiring Fund, as trustees and not in-dividually and that the obligations of this instrument are not binding upon any of the trustees, officers or shareholders of the Composite Trust individ-ually but are binding only upon the assets and property of the Acquiring Fund.

      SIERRA TRUST FUNDS,

      on behalf of its    Fund series

      By: ________________________________________________________________
             Name:
             Title:

      THE COMPOSITE FUNDS,

      on behalf of its    Fund series

      By: ________________________________________________________________
             Name:
             Title:

                                  APPENDIX B

                 EXCERPTS FROM COMPOSITE FUNDS ANNUAL REPORTS

                              PORTFOLIO COMPOSITION
                PERCENTAGE OF NET ASSETS AS OF DECEMBER 31, 1996

COMPOSITE U.S. GOVERNMENT SECURITIES, INC.
SOLE ISSUER
Invests exclusively in obligations issued or guaranteed by the U.S. government and investments secured by such obligations.

[PIE CHART APPEARS HERE]

ASSET ALLOCATION
Mortgage Pass Throughs                        43%
Treasuries                                    25%
Collateralized Mortgage Obligations           21%
Mortgage, Adjustable Rate                      9%
Cash and Other                                 2%

COMPOSITE INCOME FUND TOP TEN ISSUERS

U.S. Treasury                                 14%
Government National Mortgage Association      13%
Weyerhaeuser 1982 - C FHA Putable              3%
United Mexican States, Series A and B          3%
Time Warner, Inc.                              2%
Loral Corporation                              2%
Dart & Kraft Finance NV                        2%
Franchise Finance Corporation                  2%
Continental Corporation                        2%
Niagara Mohawk Power                           2%

[PIE CHART APPEARS HERE]

ASSET ALLOCATION
Corporate                                     48%
Mortgages                                     24%
Treasuries                                    14%
Cash and Other                                10%
Foreign Obligations                            4%

COMPOSITE TAX-EXEMPT BOND FUND TOP TEN STATES

Washington                                    21%
Illinois                                      12%
California                                     8%
Florida                                        5%
Nebraska                                       5%
New York                                       4%
Arizona                                        4%
Hawaii                                         4%
Texas                                          4%
Oregon                                         4%

[PIE CHART APPEARS HERE]

ASSET ALLOCATION
Utility                                       24%
Industiral Development/Pollution Control      15%
Local General Obligation                      15%
Prerefunded                                   15%
State General Obligation                      11%
Other Revenue                                 11%
Cash and Other                                 6%
Education                                      3%

                                 FUND HIGHLIGHTS
                   COMPOSITE U.S. GOVERNMENT SECURITIES, INC.

KEY IMPACTS ON 1996 PERFORMANCE
     The economy grew at a faster pace than expected in 1996, which caused interest rates to rise for most of the year and, therefore, limited returns to investors in fixed-income securities. For the year, rates on intermediate-maturity securities rose 0.85%. Although these returns were relatively minor, it should be remembered that inflation remained low and, because of that, the average fixed-income investor generally kept pace with cost of living increases.
     The Fund's portfolio consisted of a substantial amount of mortgage-backed securities, which performed well in 1996. A favorable prepayment environment the result of relatively subdued interest rate volatility - was the primary factor supporting this sector's strong relative performance.

WHAT'S AHEAD
     We look for mortgage-backed securities to perform well again in 1997. As a general rule, the best environment for mortgages is when prepayment expectations are relatively stable. We believe this type of environment will exist because of our view that 1997 interest rates will not be significantly higher nor lower than last year.
     Although we do not expect major shifts in interest rates, we do believe that rates at today's levels represent good value.

KEY INVESTMENT STRATEGIES
     The Fund's objective is to provide a high level of current income that is consistent with safety and liquidity. We accomplish this by selecting investments with an intermediate-maturity profile, by investing in a combination of mortgage-backed and treasury securities which are obligations of, or have collateral guaranteed by, the U.S. government. By taking advantage of changing fundamentals between different segments of the mortgage market and by anticipating broad changes in interest rates, we feel we can add additional income to the Fund while clearly meeting the safety and liquidity objective.

INVESTMENT PERFORMANCE CHART:

INVESTMENT PERFORMANCE - COMPOSITE U.S. GOVERNMENT SECURITIES
-------------------------------------------------------------
COMPARATIVE ENDING VALUES OF $10,000 INVESTED ON 12/31/86

KEY:  FUND CLASS A SHARES $20,119
      LGB (GOV'T. BONDS) $21,841
      CPI (INFLATION) $14,353

PAST PERFORMANCE CANNOT PREDICT FUTURE RESULTS.

AVERAGE ANNUAL TOTAL RETURNS

               WITH      WITHOUT
CLASS A        SALES      SALES
SHARES         CHARGE    CHARGE
---------      -------   --------
ONE YEAR       -1.60%    2.48%
FIVE YEARS      5.09%    5.96%
TEN YEARS       7.24%    7.68%

CLASS B
SHARES
---------
ONE YEAR       -2.28%    1.58%
SINCE
  3/30/94       5.57%    6.22%
---------------------------------
        30-DAY CURRENT YIELDS
Class A Shares           5.71%
Class B Shares           5.08%
---------------------------------

See footnote following charts for additional information.

COMPOSITE U.S. GOVERNMENT
SECURITIES                         LGB (GOV'T. BONDS)       CPI (INFLATION)
-------------------------       ------------------------ ---------------------
12/31/86       $9,600                   $10,000                  $10,000
3/31/87        $9,712                   $10,117                  $10,145
6/30/87        $9,534                   $9,941                   $10,271
9/30/87        $9,338                   $9,673                   $10,407
12/31/87       $9,867                   $10,220                  $10,443
3/31/88       $10,267                   $10,557                  $10,543
6/30/88       $10,409                   $10,656                  $10,679
9/30/88       $10,553                   $10,836                  $10,842
12/31/88      $10,589                   $10,938                  $10,905
3/31/89       $10,661                   $11,054                  $11,068
6/30/89       $11,477                   $11,943                  $11,231
9/31/89       $11,577                   $12,042                  $11,312
12/31/89      $11,997                   $12,494                  $11,412
3/31/90       $11,945                   $12,339                  $11,647
6/30/90       $12,307                   $12,770                  $11,756
9/30/90       $12,536                   $12,876                  $12,009
12/31/90      $13,132                   $13,583                  $12,109
3/31/91       $13,458                   $13,878                  $12,217
6/30/91       $13,673                   $14,065                  $12,308
9/30/91       $14,391                   $14,867                  $12,416
12/31/91      $15,065                   $15,664                  $12,480
3/31/92       $14,857                   $15,390                  $12,606
6/30/92       $15,431                   $15,998                  $12,688
9/30/92       $15,937                   $16,788                  $12,787
12/31/92      $15,987                   $16,796                  $12,842
3/31/93       $16,534                   $17,554                  $12,995
6/30/93       $16,957                   $18,062                  $13,068
9/30/93       $17,294                   $18,649                  $13,131
12/31/93      $17,285                   $18,586                  $13,195
3/31/94       $16,648                   $18,027                  $13,321
6/30/94       $16,379                   $17,821                  $13,394
9/30/94       $16,384                   $17,896                  $13,520
12/31/94      $16,435                   $17,958                  $13,548
3/31/95       $17,375                   $18,804                  $13,701
6/31/95       $18,501                   $19,970                  $13,801
9/30/95       $18,812                   $20,324                  $13,864
12/31/95      $19,632                   $21,252                  $13,891
3/31/96       $19,095                   $20,772                  $14,090
6/30/96       $19,161                   $20,871                  $14,181
9/30/96       $19,475                   $21,222                  $14,281
12/31/96      $20,119                   $21,841                  $14,353

COMPOSITE INCOME FUND

KEY IMPACTS ON 1996 PERFORMANCE
     Fixed-income returns, although modest in 1996, still outpaced inflation. Despite interest rates generally being low by recent historical standards, inflation remained even lower. This translated into positive returns for Fund shareholders, over and above their cost of living.
     As it became apparent that the economy was growing faster than expected, interest rates rose for most of the year, limiting returns to investors in fixed-income securities. For the year, rates on intermediate-maturity securities rose 0.85%.
     Performance in 1996 was enhanced by the Fund's investments in corporate bonds, which make up more than 50% of the portfolio. A slow, steadily growing economy and subdued inflation produced very favorable conditions for corporate America. In the long run, the Fund benefited from the extra yield associated with corporate securities AND from the companies' growing financial strength.

WHAT'S AHEAD
     We feel that continued investments in corporate securities and mortgage-backed securities should prove rewarding again in 1997.
     As for corporate bonds, we believe investments should be concentrated in the non-cyclical portions of the economy, such as defense, health care and media. This is because those sectors produce stable credit measures, even if the economy begins to slow.
     We are not looking for substantially higher or lower interest rates in 1997. Because of that, mortgage-backed securities should not be burdened with a changing prepayment pattern. Consequently, they should continue to provide investors with extra yield throughout the year.
     Interest rates are likely to be centered around today's levels, with a tendency to drift down during the next few years. A more detailed discussion about this is included in this report's opening message.

KEY  INVESTMENT STRATEGIES
     The Fund's objective is to provide a high level of current income that is consistent with the protection of capital. We accomplish this by selecting investments with an intermediate-maturity profile and by investing in a combination of corporate, mortgage-backed and treasury securities.

INVESTMENT PERFORMANCE CHART:

INVESTMENT PERFORMANCE - COMPOSITE INCOME FUND
-------------------------------------------------------------
COMPARATIVE ENDING VALUES OF $10,000 INVESTED ON 12/31/86

KEY:  FUND CLASS A SHARES $21,036
      LGCB (GOV'T./CORP. BONDS) $22,356
      CPI (INFLATION) $14,353

PAST PERFORMANCE CANNOT PREDICT FUTURE RESULTS.

AVERAGE ANNUAL TOTAL RETURNS

               WITH      WITHOUT
CLASS A        SALES      SALES
SHARES         CHARGE    CHARGE
---------      -------   --------
ONE YEAR       -0.64%    3.46%
FIVE YEARS      6.47%    7.34%
TEN YEARS       7.72%    8.16%

CLASS B
SHARES
---------
ONE YEAR       -1.28%    2.59%
SINCE
  3/30/94       6.76%    7.40%
---------------------------------
        30-DAY CURRENT YIELDS
Class A Shares           5.95%
Class B Shares           5.34%
---------------------------------

See footnote following charts for additional information.

COMPOSITE INCOME FUND           LGB (GOV'T./CORP. BONDS)    CPI (INFLATION)
-------------------------       ------------------------ ---------------------
12/31/86       $ 9,600                  $10,000             $10,000
3/31/87        $ 9,946                  $10,148             $10,145
6/30/87        $ 9,939                  $ 9,956             $10,271
9/30/87        $ 9,959                  $ 9,665             $10,407
12/31/87       $10,180                  $10,229             $10,443
3/31/88        $10,542                  $10,595             $10,543
6/30/88        $10,704                  $10,700             $10,679
9/30/88        $10,857                  $10,900             $10,842
12/31/88       $10,898                  $11,005             $10,905
3/31/89        $11,009                  $11,126             $11,068
6/30/89        $11,405                  $12,021             $11,231
9/31/89        $11,571                  $12,133             $11,312
12/31/89       $11,634                  $12,572             $11,412
3/31/90        $11,568                  $12,427             $11,647
6/30/90        $11,986                  $12,875             $11,756
9/30/90        $12,071                  $12,953             $12,009
12/31/90       $12,589                  $13,613             $12,109
3/31/91        $13,031                  $13,980             $12,217
6/30/91        $13,272                  $14,191             $12,308
9/30/91        $13,994                  $15,007             $12,416
12/31/91       $14,766                  $15,808             $12,480
3/31/92        $14,604                  $15,571             $12,606
6/30/92        $15,210                  $16,201             $12,688
9/30/92        $15,893                  $16,993             $12,787
12/31/92       $15,856                  $17,006             $12,842
3/31/93        $16,587                  $17,797             $12,995
6/30/93        $17,011                  $18,331             $13,068
9/30/93        $17,639                  $18,938             $13,131
12/31/93       $17,572                  $18,882             $13,195
3/31/94        $16,878                  $18,291             $13,321
6/30/94        $16,638                  $18,064             $13,394
9/30/94        $16,677                  $18,153             $13,520
12/31/94       $16,724                  $18,220             $13,548
3/31/95        $17,590                  $19,128             $13,701
6/30/95        $19,004                  $20,369             $13,801
9/30/95        $19,395                  $20,759             $13,864
12/31/95       $20,332                  $21,726             $13,891
3/31/96        $19,761                  $21,217             $14,090
6/30/96        $19,841                  $21,317             $14,181
9/30/96        $20,262                  $21,693             $14,281
12/31/96       $21,036                  $22,356             $14,353

                         COMPOSITE TAX-EXEMPT BOND FUND

KEY IMPACTS ON 1996 PERFORMANCE
     The year of 1996 did not match 1995's unusually high double-digit total return but, after a roller coaster ride, municipal bond investors ended with a positive return. Municipal bonds began the year weighted down by worries that radical tax reform would eliminate some of the tax benefits enjoyed by municipal bondholders. However, municipal yields dropped to a year's low of 5.34% in February as fears of such far-reaching changes faded and as investors' demand confronted a drop in the supply of municipal bonds. Then, yields took a hard turn and rose to a high of 6.27% in June as it became evident that the economy was growing faster than expected. Finally, municipal yields eased down and ended the year at 5.64% as economic growth moderated and inflation appeared to be under control.

WHAT'S AHEAD
     In early 1997, there may be a seasonal contraction in the supply of municipal bonds. This condition would result in better performance of municipal bonds relative to treasuries. However, such a contraction is unlikely to be of the magnitude experienced in early 1996.

KEY INVESTMENT STRATEGIES
     The Fund's objectives are to provide a high level of current income exempt from federal taxes and to protect investors' capital. In pursuing these objectives, we target a longer maturity range and a high average quality currently averaging 12.5 years in maturity and an Aa rating by Moody's.
     With the economy currently operating at its upper range, interest rates have the potential at some time to move lower. To protect against having to reinvest called bonds at lower interest rates, we currently have approximately 50% of the portfolio in noncallable bonds. We seek to exploit opportunities in different market sectors and individual issues while avoiding their pitfalls.

INVESTMENT PERFORMANCE CHART:

INVESTMENT PERFORMANCE - COMPOSITE TAX-EXEMPT BOND FUND
-------------------------------------------------------------
COMPARATIVE ENDING VALUES OF $10,000 INVESTED ON 12/31/86

KEY:  FUND CLASS A SHARES $19,205
      LMB (MUNI BONDS) $21,218
      CPI (INFLATION) $14,353

PAST PERFORMANCE CANNOT PREDICT FUTURE RESULTS.

AVERAGE ANNUAL TOTAL RETURNS

               WITH      WITHOUT
CLASS A        SALES      SALES
SHARES         CHARGE    CHARGE
---------      -------   --------
ONE YEAR       -1.53%    2.52%
FIVE YEARS      5.94%    6.81%
TEN YEARS       6.74%    7.18%

CLASS B
SHARES
---------
ONE YEAR       -2.29%    1.61%
SINCE
  3/30/94       5.34%    6.00%
---------------------------------
        30-DAY CURRENT YIELDS
Class A Shares           4.28%
Class B Shares           3.56%
---------------------------------

See footnote on page 2 for additional information.

COMPOSITE TAX-EXEMPT BOND FUND     LMB (Muni-bonds)           CPI (INFLATION)
------------------------------   ------------------------  ---------------------
12/31/86       $ 9,600                  $10,000                  $10,000
3/31/87        $ 9,897                  $10,328                  $10,145
6/30/87        $ 9,564                  $10,075                  $10,271
9/30/87        $ 9,342                  $10,107                  $10,407
12/31/87       $ 9,714                  $10,316                  $10,443
3/31/88        $10,080                  $10,625                  $10,543
6/30/88        $10,313                  $10,767                  $10,679
9/30/88        $10,534                  $11,030                  $10,842
12/31/88       $10,750                  $11,120                  $10,905
3/31/89        $10,834                  $11,221                  $11,068
6/30/89        $11,284                  $11,802                  $11,231
9/31/89        $11,288                  $11,846                  $11,312
12/31/89       $11,619                  $12,307                  $11,412
3/31/90        $11,616                  $12,342                  $11,647
6/30/90        $11,912                  $12,644                  $11,756
9/30/90        $11,890                  $12,637                  $12,009
12/31/90       $12,400                  $13,210                  $12,109
3/31/91        $12,643                  $13,537                  $12,217
6/30/91        $12,842                  $13,810                  $12,308
9/30/91        $13,368                  $14,361                  $12,416
12/31/91       $13,812                  $14,809                  $12,480
3/31/92        $13,803                  $14,797                  $12,606
6/30/92        $14,341                  $15,374                  $12,688
9/30/92        $14,673                  $15,821                  $12,787
12/31/92       $15,054                  $16,131                  $12,842
3/31/93        $15,653                  $16,756                  $12,995
6/30/93        $16,198                  $17,309                  $13,068
9/30/93        $16,790                  $17,929                  $13,131
12/31/93       $16,949                  $18,190                  $13,195
3/31/94        $15,877                  $17,226                  $13,321
6/30/94        $15,977                  $17,479                  $13,394
9/30/94        $16,014                  $17,601                  $13,520
12/31/94       $15,842                  $17,322                  $13,548
3/31/95        $16,996                  $18,521                  $13,701
6/31/95        $17,415                  $19,012                  $13,801
9/30/95        $17,815                  $19,680                  $13,864
12/31/95       $18,732                  $20,296                  $13,891
3/31/96        $18,344                  $20,163                  $14,090
6/30/96        $18,401                  $20,227                  $14,181
9/30/96        $18,796                  $20,632                  $14,281
12/31/96       $19,205                  $21,218                  $14,353

FOOTNOTE TO INVESTMENT PERFORMANCE CHARTS ON PAGES B-1 to B-4.

     INVESTMENT RETURNS AND PRINCIPAL VALUES OF FUND SHARES WILL FLUCTUATE SO THAT AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. FUND SHARES ARE NOT GUARANTEED BY ANY AGENCY OF THE U.S. GOVERNMENT.

     COMPARISONS TO FUND PERFORMANCE ON THE FOLLOWING PAGES INCLUDE THE CONSUMER PRICE INDEX (CPI), AS A MEASURE OF CHANGE IN CONSUMER PRICES, AND THE LEHMAN BROTHERS GOVERNMENT (LBG), GOVERNMENT/CORPORATE (LGCB), AND MUNICIPAL BOND (LMB) INDICES, WHICH ARE CONSIDERED REPRESENTATIVE OF THE U.S. GOVERNMENT, U.S. GOVERNMENT AND CORPORATE, AND MUNICIPAL BOND MARKETS.

     THESE INDICES ARE UNMANAGED AND DO NOT REFLECT ACTUAL INVESTMENT-RELATED EXPENSES INCURRED BY THE FUNDS WITH WHICH THEY ARE COMPARED. FUND VALUES PRESENTED IN THE GRAPHS ARE FOR CLASS A SHARES. CLASS B PERFORMANCE WOULD VARY DUE TO DIFFERENT EXPENSES. AVERAGE ANNUAL TOTAL RETURNS AND GRAPH VALUES INCLUDE CHANGES IN SHARE PRICE AND REINVESTMENT OF DIVIDENDS AND CAPITAL GAINS. UNLESS OTHERWISE INDICATED, ALL FUND PERFORMANCE IS CALCULATED AFTER DEDUCTING THE MAXIMUM 4% SALES CHARGE FOR CLASS A SHARES AND FOR CLASS B SHARES A CONTINGENT DEFERRED SALES CHARGE OF 4% FOR ONE YEAR OR 2% SINCE 3/30/94. CLASS B YIELDS DO NOT REFLECT CONTINGENT DEFERRED SALES CHARGES. THE YIELDS WOULD BE LOWER IF THEY WERE REFLECTED. CLASS B INFORMATION IS PRESENTED SINCE 3/30/94, THE COMMENCEMENT OF THEIR OFFERING.

                          MONEY MARKET FUNDS' BENEFITS
                          PROVE ATTRACTIVE TO INVESTORS

     In 1996, many investors found Composite Cash Management Co. to be an attractive option for keeping a portion of their net worth where they could earn a solid return, avoid market uncertainties and maintain liquidity.
     Total assets of the portfolios rose 29% during the past 12 months - an increase of $59 million - and reached the highest level in several years.

WHAT WERE THE MAIN IMPACTS ON 1996 PERFORMANCE?
     In January 1996, the Federal Reserve cut its target for short-term interest rates from 5.50% to 5.25%. Shortly thereafter, the three-month treasury bill traded at yields significantly below this.
     The market - concerned about a possible recession - anticipated further cuts. However, these concerns proved to be unfounded as strong unemployment numbers led the three-month treasury bill to trade at yields above the targeted rate. Then, rates eased as the economy slowed and inflation remained in check. All through this, the Federal Reserve kept a steady hand on the tiller, holding the target for the short-term interest rate at 5.25%.
     As of December 31, 1996, the seven-day simple yield for Class A shares of the Money Market Portfolio was 4.87%, or 4.99% on a compounded annual basis.* The securities in this Portfolio had a weighted average maturity of 18 days.
     The Tax-Exempt Portfolio Class A shares produced a seven-day simple yield of 3.42%, or 3.48% on a compounded annual basis.* The weighted average maturity was 64 days.
     A portion of both portfolios' expenses were waived or reimbursed by the Fund's Adviser, Distributor, and Transfer Agent. Absent waivers and reimbursements, the Class A share seven-day simple yield at year end would have been 4.79% for the Money Market Portfolio and 3.29% for the Tax-Exempt Portfolio.

WHAT'S AHEAD?
     Looking ahead, we believe the current level of interest rates represents fair value. We feel those rates will continue to be restrained by five forces we expect are likely to limit growth and inflation. These include high levels of consumer debt, worldwide fiscal austerity, increased global competition, U.S. monetary policies targeting low inflation, and favorable demographic trends.
     Additionally, in the global marketplace the United States is a major competitor, thanks to intensive use of technologies, an efficient labor force, and comparatively less intrusive federal government than in most other countries. These factors have helped us achieve a stable economic environment, low unemployment and low interest rates.

WHAT ARE COMPOSITE'S KEY INVESTMENT STRATEGIES?
     Our primary objective for the portfolios is to preserve capital and maintain liquidity. In pursuit of this, we invest only in securities that have a top-tier ranking by a national rating agency.
     More importantly, we evaluate the credit quality of each investment and assign a more selective internal ranking that is intended to guard against worst-case scenarios. Within this framework, we seek to enhance shareholder returns by anticipating the general direction in interest rates and by using our credit research to take advantage of neglected issues we feel are attractive for the portfolios.

IMPORTANT CHANGES IN THE BOARD OF DIRECTORS
     An on-going strength of the Composite Group of Funds has been the counsel and leadership provided by members of our Board of Directors. After more than 21 years as a director and a source of valuable guidance, Edwin J. McWilliams retired from our Board in December 1996. We are deeply appreciative for all he has done for Composite.
     Elected to succeed Mr. McWilliams was Daniel L. Pavelich, chairman and CEO of BDO Seidman, the nation's seventh largest accounting firm. Mr. Pavelich has national and international perspectives, as well as an intimate knowledge of our Pacific Northwest region, having spent 27 years with Seidman in Spokane. He moved recently to the firm's headquarters in Chicago. We are pleased to have Dan join our Board.

YOUR CONFIDENCE IN COMPOSITE IS APPRECIATED
     In closing, I would like to express our gratitude to those of you who invest in our Composite money market portfolios. If you have longer-term investment goals, we invite you to speak with your investment representative about our other Composite funds.
     We appreciate your continued confidence and we will do our utmost to help support your financial goals.

/s/
WILLIAM G. PAPESH
PRESIDENT
--------------------------------------------------------------------------------
* ALL YIELD INFORMATION REPRESENTS PAST PERFORMANCE, WHICH CANNOT GUARANTEE FUTURE RESULTS. PRINCIPAL IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, AND YIELDS WILL FLUCTUATE DEPENDING ON MARKET CONDITIONS. THERE IS NO ASSURANCE THAT THE $1.00 PER SHARE NET ASSET VALUE (NAV) WILL BE MAINTAINED. CLASS B SHARES ARE AVAILABLE ONLY BY EXCHANGING B SHARES FROM OTHER COMPOSITE GROUP FUNDS AND ARE INTENDED AS TEMPORARY INVESTMENTS. THE CLASS B SHARES' SEVEN-DAY SIMPLE YIELD THROUGH DECEMBER 31, 1996, WAS 3.99% FOR THE MONEY MARKET PORTFOLIO AND 2.48% FOR THE TAX-EXEMPT PORTFOLIO AFTER EXPENSE REIMBURSEMENTS. THE ALTERNATIVE MINIMUM TAX, AS WELL AS STATE AND LOCAL TAXES, MAY APPLY TO INCOME DISTRIBUTED BY THE TAX-EXEMPT PORTFOLIO.

COMPOSITE GROWTH & INCOME FUND
                                            INDUSTRY ALLOCATION
[PIE CHART LOCATED TO THE RIGHT OF THE FOLLOWING ALLOCATIONS]

TOP TEN HOLDINGS
Dun & Bradstreet Corporation -                  2.88%    [ ] BANKING & FINANCIAL                        15%
Lockheed Martin Corporation -                   2.49%    [ ] CAPITAL GOODS & AEROSPACE                  13%
Wells Fargo & Company -                         2.46%    [ ] TECHNOLOGY & ELECTRONICS                   13%
Intel Corporation -                             2.24%    [ ] CONSUMER STAPLES                           12%
General Electric Company -                      2.14%    [ ] HEALTH CARE                                12%
Abbott Laboratories -                           2.14%    [ ] CONSUMER CYCLICALS                          9%
Microsoft Corporation -                         2.05%    [ ] OIL & GAS                                   7%
Johnson & Johnson -                             2.01%    [ ] UTILITIES & REAL ESTATE INVESTMENT TRUSTS   7%
Emerson Electric Company -                      2.00%    [ ] CASH & OTHER                                6%
Expeditor's International of Washington, Inc. - 1.97%    [ ] BASIC INDUSTRY & RESOURCES                  6%

                         COMPOSITE GROWTH & INCOME FUND

KEY IMPACTS ON 1996 PERFORMANCE

     The stock market performed well in 1996. The market was driven higher by news of mergers and acquisitions, low inflation, and solid corporate earnings. Composite Growth & Income Fund benefited from this positive equity environment and posted excellent returns. In particular, two of our holdings were taken over at prices substantially higher than their trading prices (FHP Corporation and Loral Corporation) which helped produce the positive 1996 performance.

WHAT'S AHEAD

     We anticipate that mergers and acquisitions, along with the low inflation environment, are likely to continue. However, corporate earnings, especially in the consumer sector, are unlikely to be as strong in 1997 as in 1996. Therefore, we are cautious when investing in the consumer durable area.

     We also believe that a narrow group of stocks has been the primary force driving the stock market. We intend to capitalize on this condition by purchasing stocks of desirable companies that have not participated in the market rise.

KEY INVESTMENT STRATEGIES

     Our basic strategy, as always, is to buy stocks of good businesses when they are at "sale prices." Good businesses generate a high return on investment, have a competitive advantage and have barriers to entry. We currently are finding good equities in the movie and content area. Improved means of distributing their products, which include direct television, Internet and cable modem transmissions, should provide increased revenue opportunities for these companies.

     The semiconductor group also is providing bargains, as we see oversupply concerns coming to an end. The demand for semiconductors continues to run strong, assisted by Pentium Pro and Window N.T. product cycles and telecommunications deregulation.

     Finally, spinoff situations are offering excellent value in the marketplace. Many of these former subsidiaries of larger companies are excellent businesses where management owns considerable stock.

[GRAPH APPEARS HERE]

INVESTMENT PERFORMANCE *  COMPOSITE GROWTH & INCOME FUND               AVERAGE ANNUAL
---------------------------------------------------------               TOTAL RETURNS
COMPARATIVE ENDING VALUES OF $10,000 INVESTED ON 10/31/86
                                                            WITH       WITHOUT
                                                            CLASS A    SALES      SALES
$45,000         [Legend]                                    SHARES     CHARGE     CHARGE
                 Fund Class A Shares $27,920                -------   --------    -------
 40,000          S&P 500 (Stocks) $39,268                   ONE YEAR   18.05%      23.61%
                 CPI (Inflation) $14,353                    FIVE YEARS 13.59%      14.64%
 35,000                                                     TEN YEARS  10.82%      11.33%

 30,000                                                     CLASS B
                                     SHARES
 25,000                                                     -------
                                                            ONE YEAR   18.55%      22.55%
 20,000                                                     SINCE
                                                            3/30/94    18.13%      18.72%
 15,000                                                     -----------------------------
                                                             SEE FOOTNOTES ON PAGE 2 FOR
 10,000                                                           ADDITIONAL INFORMATION

  5,000
10/31/86  10/31/88  10/31/90  10/31/92 10/31/94 10/31/96

            Investment Performance - Composite Growth & Income Fund
            Comparative Ending Value of $10,000 Invested on 10/31/86

                    Composite
               Growth & Income Fund    S&P 500        CPI
               --------------------    -------      -------
    10/31/86         $9,550            $10,000      $10,000
                     $9,565            $10,644      $10,453
    10/31/88         $11,226           $12,227      $10,898
                     $12,685           $15,440      $11,387
    10/31/90         $10,623           $14,301      $12,103
                     $14,096           $19,065      $12,457
    10/31/92         $15,498           $20,962      $12,856
                     $17,214           $24,095      $13,209
    10/31/94         $18,686           $25,027      $13,554
                     $22,587           $31,644      $13,935
    10/31/96         $27,920           $39,268      $14,353



FOOTNOTES TO INVESTMENT PERFORMANCE CHARTS ON PAGES

     INVESTMENT RETURNS AND PRINCIPAL VALUES OF FUND SHARES WILL FLUCTUATE SO THAT AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

     COMPARISONS TO FUND PERFORMANCE ON THE FOLLOWING PAGES INCLUDE THE CONSUMER PRICE INDEX (CPI), AS A MEASURE OF CHANGE IN CONSUMER PRICES AS DETERMINED BY THE U.S. BUREAU OF LABOR STATISTICS; THE S&P 500 STOCK INDEX (S&P 500), WHICH IS CONSIDERED GENERALLY REPRESENTATIVE OF THE U.S. STOCK MARKET; AND THE LEHMAN GOVERNMENT/CORPORATE BOND INDEX (LGCB), WHICH IS CONSIDERED REPRESENTATIVE OF THE U.S. GOVERNMENT AND CORPORATE BOND MARKETS.

     THESE INDICES ARE UNMANAGED AND DO NOT REFLECT ACTUAL INVESTMENT-RELATED EXPENSES INCURRED BY THE FUNDS WITH WHICH THEY ARE COMPARED. FUND VALUES PRESENTED IN THE GRAPHS ARE FOR CLASS A SHARES. CLASS B SHARE PERFORMANCE WOULD VARY DUE TO DIFFERENT EXPENSES. EXCEPT AS NOTED, PERFORMANCE IS CALCULATED AFTER THE 4.5% MAXIMUM SALES CHARGE FOR CLASS A SHARES AND FOR CLASS B SHARES, A CONTINGENT DEFERRED SALES CHARGE OF 4% FOR ONE YEAR OR 2% SINCE 3/30/94. COMPOSITE NORTHWEST CLASS A INFORMATION IS PRESENTED SINCE INCEPTION ON 11/24/86 AND ALL FUNDS' CLASS B INFORMATION IS PRESENTED SINCE 3/30/94, THE COMMENCEMENT OF OFFERING OF CLASS B SHARES.

                                                                     APPENDIX C

               ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUNDS

  The Composite Trust is an open-end series management investment company, or-ganized as a Massachusetts business trust, consisting of eight separate in-vestment portfolios, among which are the Acquiring Funds. Each Acquiring Fund has its own investment objectives and policies. The Composite Trust is de-signed to provide access to the professional investment management services offered by CRM, which serves as investment adviser (the "Adviser") to the Ac-quiring Funds.

  Each Acquiring Fund offers its shares in four classes: Class A, Class B, Class I and Class S. This Prospectus/Proxy Statement describes these classes of shares to be received by shareholders of the Acquired Funds in the Mergers. The Acquiring Funds are sometimes referred to in this Appendix C as the "Funds," and the Composite Trust is sometimes referred to in this Appendix C as the "Trust."

FINANCIAL HIGHLIGHTS

  The tables on the following pages present selected financial information about the Acquiring Funds, including per share data, expense ratios and other data based on average net assets. This information has been audited by LeMaster & Daniels PLLC, the Funds' independent auditors, whose reports appear in the Composite Annual Reports which are incorporated by reference into this Prospectus/Proxy Statement.

FINANCIAL HIGHLIGHTS____________________________________________________________
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)
COMPOSITE GROWTH & INCOME FUND -- CLASS A SHARES

                           SIX
                          MONTHS
                          ENDED
                         APR. 30,
                           1997
                         --------
Net Asset Value,
Beginning of Year......  $  17.26
                         --------
 Income From Investment
 Operations
 Net Investment
  Income...............      0.07
 Net Gains (Losses) on
 Securities (both
 realized and
 unrealized)...........      1.92
                         --------
 Total From Investment
 Operations............      1.99
                         --------
 Less Distributions
 Dividends (from net
 investment income)....     (0.09)
 Distributions (from
 capital gains)........     (1.21)
                         --------
 Total Distributions...     (1.30)
                         --------
Net Asset Value, End of
Period                   $  17.95
                         ========
Total Return(/1/)......     5.45%
Ratios/Supplemental
Data
 Net Assets, End of
 Year ($1,000's).......  $215,534
 Ratio of Expenses to
 Average Net
 Assets(/2/)...........     1.09%(/4/)
 Ratio of Net Income to
 Average Net Assets....     0.82%(/4/)
 Portfolio Turnover
  Rate.................       59%(/4/)
 Average Commission
 Paid(/3/).............  $ 0.0600
                                                      YEARS ENDED OCTOBER 31,
                         --------------------------------------------------------------------------------------------
                           1996      1995      1994     1993     1992     1991     1990     1989     1988     1987
                         --------- --------- --------- -------- -------- -------- -------- -------- -------- --------
Net Asset Value,
Beginning of Year......  $  14.65  $  12.71  $  12.81  $ 12.02  $ 11.86  $  9.18  $ 12.17  $ 11.10  $  9.77  $ 11.57
                         --------- --------- --------- -------- -------- -------- -------- -------- -------- --------
 Income From Investment
 Operations
 Net Investment
  Income...............      0.20      0.22      0.18     0.21     0.29     0.29     0.35     0.46     0.35     0.44
 Net Gains (Losses) on
 Securities (both
 realized and
 unrealized)...........      3.16      2.31      0.85     1.10     0.80     2.69    (2.19)    0.96     1.32    (0.45)
                         --------- --------- --------- -------- -------- -------- -------- -------- -------- --------
 Total From Investment
 Operations............      3.36      2.53      1.03     1.31     1.09     2.98    (1.84)    1.42     1.67    (0.01)
                         --------- --------- --------- -------- -------- -------- -------- -------- -------- --------
 Less Distributions
 Dividends (from net
 investment income)....     (0.21)    (0.19)    (0.18)   (0.21)   (0.34)   (0.30)   (0.50)   (0.35)   (0.29)   (0.55)
 Distributions (from
 capital gains)........     (0.54)    (0.40)    (0.95)   (0.31)   (0.59)    0.00    (0.65)    0.00    (0.05)   (1.24)
                         --------- --------- --------- -------- -------- -------- -------- -------- -------- --------
 Total Distributions...     (0.75)    (0.59)    (1.13)   (0.52)   (0.93)   (0.30)   (1.15)   (0.35)   (0.34)   (1.79)
                         --------- --------- --------- -------- -------- -------- -------- -------- -------- --------
Net Asset Value, End of
Period                   $  17.26  $  14.65  $  12.71  $ 12.81  $ 12.02  $ 11.86  $  9.18  $ 12.17  $ 11.10  $  9.77
                         ========= ========= ========= ======== ======== ======== ======== ======== ======== ========
Total Return(/1/)......    23.61%    20.87%     8.55%   11.06%    9.94%   32.69%  -16.25%   13.00%   17.36%    0.20%
Ratios/Supplemental
Data
 Net Assets, End of
 Year ($1,000's).......  $178,331  $130,630  $102,837  $95,229  $81,102  $69,365  $68,297  $72,642  $69,117  $67,933
 Ratio of Expenses to
 Average Net
 Assets(/2/)...........     1.03%     1.07%     1.10%    1.17%    1.10%    1.12%    1.17%    1.06%    0.89%    0.90%
 Ratio of Net Income to
 Average Net Assets....     1.26%     1.62%     1.45%    1.67%    2.37%    2.73%    3.33%    3.88%    3.33%    3.70%
 Portfolio Turnover
  Rate.................       52%       39%       34%      54%      18%      26%      37%      37%      45%      71%
 Average Commission
 Paid(/3/).............  $ 0.0654        --        --       --       --       --       --       --       --       --

(/1/Total)returns do not reflect a sales charge.
(/2/Ratio)of expenses to average net assets include expenses paid indirectly beginning in fiscal 1995.
(/3/Average)commission paid disclosure beginning in fiscal 1996.
(/4/Annualized.)

FINANCIAL HIGHLIGHTS____________________________________________________________
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)
COMPOSITE GROWTH & INCOME FUND -- CLASS B SHARES

                                 SIX MONTHS       YEARS ENDED     MARCH 30
                               ENDED APRIL 30,    OCTOBER 31,        TO
                               ---------------   ---------------  OCT. 31,
                                    1997          1996     1995   1994(/4/)
                               ---------------   -------  ------  ---------
Net Asset Value, Beginning of
 Period......................                    $ 14.59  $12.68   $12.00
                                                 -------  ------   ------
 Income From Investment
  Operations
 Net Investment Income.......                       0.06    0.11     0.05
 Net Gains on Securities
  (both realized and
  unrealized)................       $ 1.90          3.14    2.31     0.69
                                   -------       -------  ------   ------
 Total From Investment
  Operations.................         1.90          3.20    2.42     0.74
                                   -------       -------  ------   ------
 Less Distributions
 Dividends (from net
  investment income).........        (0.02)        (0.08)  (0.11)   (0.06)
 Distributions (from capital
  gains).....................        (1.21)        (0.54)  (0.40)    0.00
                                   -------       -------  ------   ------
 Total Distributions.........        (1.23)        (0.62)  (0.51)   (0.06)
                                   -------       -------  ------   ------
Net Asset Value, End of
 Period......................      $ 17.84       $ 17.17  $14.59   $12.68
                                   =======       =======  ======   ======
Total Return(/1/)............         5.11%        22.55%  19.95%    6.14%
Ratios/Supplemental Data
 Net Assets, End of Period
  ($1,000's).................      $34,362       $22,851  $8,871   $2,082
 Ratio of Expenses to Average
  Net Assets(/2/)............         1.93%(/5/)    1.94%   1.91%    1.85%(/5/)
 Ratio of Net Income to
  Average Net Assets.........        -0.02%(/5/)    0.34%   0.69%    0.65%(/5/)
 Portfolio Turnover Rate.....           59%(/5/)      52%     39%      34%
 Average Commission
  Paid(/3/)..................      $0.0600       $0.0664      --       --

(/1/Total)returns do not reflect a sales charge and are not annualized. (/2/Ratio)of expenses to average net assets include expenses paid indirectly beginning in fiscal 1995.
(/3/Average)commission paid disclosure beginning in fiscal 1996.
(/4/From)the commencement of offering of Class B shares.
(/5/Annualized.)

FINANCIAL HIGHLIGHTS____________________________________________________________
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)
COMPOSITE GOVERNMENT FUND -- CLASS A SHARES

                      SIX
                     MONTHS                   YEARS ENDED                    TEN
                     ENDED                   DECEMBER 31,                  MONTHS
                    JUNE 30,      --------------------------------------    ENDED
                      1997          1996      1995      1994      1993    1992(/3/)
                    --------      --------  --------  --------  --------  ---------
Net Asset Value,
Beginning of
Period............  $  10.46      $  10.84  $   9.64  $  10.79  $  10.63  $  10.17
                    --------      --------  --------  --------  --------  --------
 Income from
 Investment
 Operations
 Net Investment
  Income..........      0.31          0.63      0.63      0.63      0.69      0.62
 Net Gains
 (Losses) on
 Securities (both
 realized and
 unrealized)......     (0.02)        (0.38)     1.20     (1.15)     0.16      0.10
                    --------      --------  --------  --------  --------  --------
 Total From
 Investment
 Operations.......      0.29          0.25      1.83    (0.52)      0.85      0.72
                    --------      --------  --------  --------  --------  --------
 Less
 Distributions
 Dividends (from
 net investment
 income)..........     (0.31)        (0.63)    (0.63)    (0.63)    (0.69)    (0.62)
                    --------      --------  --------  --------  --------  --------
Net Asset Value,
End of Period.....  $  10.44      $  10.46  $  10.84  $   9.64  $  10.79  $  10.63
                    ========      ========  ========  ========  ========  ========
Total
 Return(/1/)......     2.87%         2.48%    19.45%    -4.91%     8.12%     7.03%
Ratios/
Supplemental Data
 Net Assets, End
 of Period (in
 thousands).......  $119,431      $139,159  $177,310  $188,068  $268,112  $207,501
 Ratio of Expenses
 to Average Net
 Assets(/2/)......     1.02%(/4/)     .97%     1.01%     0.97%     0.99%     0.99%(/4/)
 Ratio of Net
 Income to Average
 Net Assets.......     6.09%(/4/)    6.01%     6.08%     6.19%     6.29%     6.98%(/4/)
 Portfolio
 Turnover Rate....       10%(/4/)      16%        8%       34%       51%       11%(/4/)
                                  YEARS ENDED
                    ---------------------------------------------
                      1992     1991     1990     1989     1988
                    --------- -------- -------- -------- --------
Net Asset Value,
Beginning of
Period............  $  10.17  $  9.90  $  9.63  $ 10.25  $ 10.61
                    --------- -------- -------- -------- --------
 Income from
 Investment
 Operations
 Net Investment
  Income..........      0.79     0.82     0.88     0.91     0.91
 Net Gains
 (Losses) on
 Securities (both
 realized and
 unrealized)......      0.36     0.27     0.27   (0.62)    (0.36)
                    --------- -------- -------- -------- --------
 Total From
 Investment
 Operations.......      1.15     1.11     1.15     0.29     0.55
                    --------- -------- -------- -------- --------
 Less
 Distributions
 Dividends (from
 net investment
 income)..........     (0.79)   (0.84)   (0.88)   (0.91)   (0.91)
                    --------- -------- -------- -------- --------
Net Asset Value,
End of Period.....  $  10.53  $ 10.17  $  9.90  $  9.63  $ 10.25
                    ========= ======== ======== ======== ========
Total
 Return(/1/)......    11.72%   11.72%   12.31%    2.94%    6.63%
Ratios/
Supplemental Data
 Net Assets, End
 of Period (in
 thousands).......  $141,377  $92,293  $83,360  $79,920  $89,385
 Ratio of Expenses
 to Average Net
 Assets(/2/)......     1.01%    1.03%    0.99%    0.88%    0.88%
 Ratio of Net
 Income to Average
 Net Assets.......     7.63%    8.43%    8.86%    9.14%    9.03%
 Portfolio
 Turnover Rate....       17%      66%      19%      41%      43%

(/1/Total)returns do not reflect a sales charge and are not annualized. (/2/Ratio)of expenses to average net assets include expenses paid indirectly beginning in fiscal 1995.
(/3/Change)in Fund's fiscal year end.
(/4/Annualized.)

FINANCIAL HIGHLIGHTS____________________________________________________________
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)
COMPOSITE INCOME FUND -- CLASS A SHARES

                       SIX                                                THREE
                     MONTHS                                               MONTHS
                      ENDED           YEARS ENDED OCTOBER 31,             ENDED
                    APRIL 30,     -----------------------------------  DECEMBER 31,
                      1997         1996     1995     1994      1993     1992(/3/)
                    ---------     -------  -------  -------  --------  ------------
Net Asset Value,
Beginning of
Period............   $  9.15      $  9.44  $  8.29  $  9.33  $   8.99    $  9.17
                     -------      -------  -------  -------  --------    -------
 Income From
 Investment
 Operations
 Net Investment
  Income..........      0.30         0.59     0.59     0.60      0.61       0.16
 Net Gains or
 Losses on
 Securities (both
 realized and
 unrealized)......      0.04        (0.29)    1.15    (1.04)     0.34      (0.18)
                     -------      -------  -------  -------  --------    -------
 Total From
 Investment
 Operations.......      0.34         0.30     1.74    (0.44)     0.95      (0.02)
                     -------      -------  -------  -------  --------    -------
 Less
 Distributions
 Dividends (from
 net investment
 income)..........     (0.30)       (0.59)   (0.59)   (0.60)    (0.61)     (0.16)
Net Asset Value,
End of Period.....   $  9.19      $  9.15  $  9.44  $  8.29  $   9.33    $  8.99
                     =======      =======  =======  =======  ========    =======
Total
 Return(/1/)......     3.76%        3.46%   21.58%   -4.82%    10.82%     -0.23%
Ratios/
Supplemental Data
 Net Assets, End
 of Period (in
 thousands).......   $80,302      $86,657  $97,534  $88,102  $104,876    $86,425
 Ratio of Expenses
 to Average Net
 Assets(/2/)......     1.06%(/4/)   1.03%    1.08%    1.04%     1.08%      0.95%(/4/)
 Ratio of Net
 Income to Average
 Net Assets.......     6.57%(/4/)   6.52%    6.59%    6.83%     6.58%      6.94%(/4/)
 Portfolio
 Turnover Rate....       19%(/4/)     42%      43%      26%       51%        87%(/4/)
                            YEARS ENDED SEPTEMBER 30,
                    ----------------------------------------------
                     1992     1991     1990      1989      1988
                    -------- -------- -------- --------- ---------
Net Asset Value,
Beginning of
Period............  $  8.68  $  8.12  $  8.51  $   8.87  $   9.04
                    -------- -------- -------- --------- ---------
 Income From
 Investment
 Operations
 Net Investment
  Income..........     0.65     0.68     0.74      0.91      0.95
 Net Gains or
 Losses on
 Securities (both
 realized and
 unrealized)......     0.49     0.56    (0.39)    (0.36)    (0.17)
                    -------- -------- -------- --------- ---------
 Total From
 Investment
 Operations.......     1.14     1.24     0.35      0.55      0.78
                    -------- -------- -------- --------- ---------
 Less
 Distributions
 Dividends (from
 net investment
 income)..........    (0.65)   (0.68)   (0.74)    (0.91)    (0.95)
Net Asset Value,
End of Period.....  $  9.17  $  8.68  $  8.12  $   8.51  $   8.87
                    ======== ======== ======== ========= =========
Total
 Return(/1/)......   13.57%   15.93%    4.32%     6.58%     9.02%
Ratios/
Supplemental Data
 Net Assets, End
 of Period (in
 thousands).......  $84,995  $73,342  $66,648  $126,088  $162,956
 Ratio of Expenses
 to Average Net
 Assets(/2/)......    1.05%    1.04%    1.04%     0.96%     1.01%
 Ratio of Net
 Income to Average
 Net Assets.......    7.26%    8.16%    8.97%    10.53%    10.56%
 Portfolio
 Turnover Rate....      47%     106%      64%       37%       47%

(/1/Total)returns do not reflect a sales charge and are not annualized. (/2/Ratio)of expenses to average net assets includes expenses paid indirectly beginning in fiscal year 1995.
(/3/Change)in Fund's fiscal year end.
(/4/Annualized.)

FINANCIAL HIGHLIGHTS____________________________________________________________
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)
COMPOSITE TAX-EXEMPT FUND -- CLASS A SHARES

                        SIX
                       MONTHS
                       ENDED                                    YEARS ENDED DECEMBER 31,
                      JUNE 30,   ------------------------------------------------------------------------------------------------
                        1997       1996      1995      1994      1993      1992      1991      1990      1989     1988     1987
                     ----------  --------  --------  --------  --------  --------  --------  --------  --------  -------  -------
Net Assets Value,
Beginning of Year..  $     7.83  $   8.02  $   7.13  $   8.04  $   7.58  $   7.42  $   7.16  $   7.17  $   7.20  $  7.02  $  7.56
                     ----------  --------  --------  --------  --------  --------  --------  --------  --------  -------  -------
 Income From
 Investment
 Operations
 Net Investment
  Income...........        0.19      0.38      0.38      0.39      0.40      0.42      0.45      0.47      0.50     0.52     0.54
 Net Gains (Losses)
 on Securities
 (both realized and
 unrealized).......        0.01     (0.19)     0.89     (0.91)     0.54      0.23      0.34     (0.01)     0.07     0.20    (0.45)
                     ----------  --------  --------  --------  --------  --------  --------  --------  --------  -------  -------
 Total From
 Investment
 Operations........        0.20      0.19      1.27     (0.52      0.94      0.65      0.79      0.46      0.57     0.72     0.09
                     ----------  --------  --------  --------  --------  --------  --------  --------  --------  -------  -------
 Less Distributions
 Dividends
 (from net
 investment
 income)...........       (0.19)    (0.38)    (0.38)    (0.39)    (0.40)    (0.42)    (0.45)    (0.47)    (0.50)   (0.52)   (0.53)
                     ----------  --------  --------  --------  --------  --------  --------  --------  --------  -------  -------
 Distributions
 (from capital
 gains)............          --        --        --        --     (0.08)    (0.07)    (0.08)       --     (0.10)   (0.02)   (0.10)
                     ----------  --------  --------  --------  --------  --------  --------  --------  --------  -------  -------
 Total
  distributions....       (0.19)    (0.38)    (0.38)    (0.39)    (0.48)    (0.49)    (0.53)    (0.47)    (0.60)   (0.63)   (0.63)
                     ----------  --------  --------  --------  --------  --------  --------  --------  --------  -------  -------
Net Assets Value,
End of Year........  $     7.84  $   7.83  $   8.02  $   7.13  $   8.04  $   7.58  $   7.42  $   7.16  $   7.17  $  7.20  $  7.02
                     ==========  ========  ========  ========  ========  ========  ========  ========  ========  =======  =======
Total Return(/1/)..       2.62%     2.52%    18.25%    -6.53%    12.54%     9.00%    11.36%     6.71%     8.08%   10.66%    1.25%
Ratios/Supplemental
Data
 Net Assets, End of
 Year (in
 thousands)........    $192,465  $203,606  $230,055  $215,438  $259,045  $186,861  $140,154  $111,462  $104,208  $94,156  $83,057
 Ratio of Expenses
 to Average Net
 Assets(/2/).......  0.79%(/3/)     0.75%     0.81%     0.79%     0.81%     0.78%     0.77%     0.77%     0.80%    0.80%    0.85%
 Ratio of Net
 Income to Average
 Net Assets........  4.97%(/3/)     4.90%     5.03%     5.23%     4.97%     5.56%     6.16%     6.65%     6.85%    7.34%    7.36%
 Portfolio
 Turnover Rate.....    17%(/3/)       22%        8%       12%       19%       30%       83%      115%      104%      47%      49%

(/1/Total)returns do not reflect a sales charge and are not annualized. (/2/Ratio)of expenses to average net assets include expenses paid indirectly beginning in fiscal 1995.
(/3/Annualized.)

FINANCIAL HIGHLIGHTS____________________________________________________________
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)
CLASS B SHARES

                        COMPOSITE GOVERNMENT FUND                    COMPOSITE INCOME FUND
                     --------------------------------------     --------------------------------------
                       SIX                                        SIX
                      MONTHS       YEARS ENDED    MARCH 30,      MONTHS       YEARS ENDED    MARCH 30,
                      ENDED       DECEMBER 31,     1994 TO       ENDED       DECEMBER 31,     1994 TO
                     APR. 30,     --------------  DEC. 31,      APR. 30,     --------------  DEC. 31,
                       1997        1996    1995   1994(/2/)       1997        1996    1995   1994(/2/)
                     --------     ------  ------  ---------     --------     ------  ------  ---------
Net Asset Value,
Beginning of
Period...........     $10.46      $10.84  $ 9.64   $10.24        $ 9.17      $ 9.46  $ 8.30   $ 8.85
                      ------      ------  ------   ------        ------      ------  ------   ------
 Income From
 Investment
 Operations
 Net Investment
 Income..........       0.27        0.54    0.54     0.41          0.26        0.52    0.51     0.40
 Net Gains or
 Losses on
 Securities (both
 realized and
 unrealized).....      (0.02)      (0.38)   1.20    (0.60)         0.04       (0.29)   1.16    (0.55)
                      ------      ------  ------   ------        ------      ------  ------   ------
 Total From
 Investment
 Operations......       0.25        0.16    1.74    (0.19)         0.30        0.23    1.67    (0.15)
                      ------      ------  ------   ------        ------      ------  ------   ------
 Less
  Distributions
 Dividends (from
 net investment
 income).........      (0.27)      (0.54)  (0.54)   (0.41)        (0.26)      (0.52)  (0.51)   (0.40)
Net Asset Value,
End of Period....     $10.44      $10.46  $10.84   $ 9.64        $ 9.21      $ 9.17  $ 9.46   $ 8.30
                      ======      ======  ======   ======        ======      ======  ======   ======
Total
 Return(/1/).....      2.43%       1.58%  18.48%   -1.86%         3.34%       2.59%  20.70%   -1.67%
Ratios/Supplemental
Data
 Net Assets, End
 of Period
 ($1,000's)......     $2,898      $2,963  $2,206   $1,063        $7,303      $7,122  $4,452   $2,299
 Ratio of
 Expenses to
 Average Net
 Assets(/3/).....      1.85%(/4/)  1.85%   1.84%    1.76%(/4/)    1.88%(/4/)  1.89%   1.91%    1.80%(/4/)
 Ratio of Net
 Income to
 Average Net
 Assets..........      5.24%(/4/)  5.14%   5.20%    5.43%(/4/)    5.74%(/4/)  5.69%   5.73%    6.25%(/4/)
 Portfolio
 Turnover Rate...        10%(/4/)    16%      8%      34%           19%(/4/)    42%     43%      26%
                        COMPOSITE TAX-EXEMPT FUND
                     ------------------------------------------
                       SIX
                      MONTHS       YEARS ENDED    MARCH 30,
                      ENDED       DECEMBER 31,     1994 TO
                     APR. 30,     ---------------  DEC. 31
                       1997        1996    1995   1994(/2/)
                     ------------ ------- ------- -------------
Net Asset Value,
Beginning of
Period...........     $ 7.83      $ 8.02  $ 7.13   $ 7.49
                     ------------ ------- ------- -------------
 Income From
 Investment
 Operations
 Net Investment
 Income..........       0.16        0.31    0.32     0.25
 Net Gains or
 Losses on
 Securities (both
 realized and
 unrealized).....       0.01       (0.19)   0.89    (0.36)
                     ------------ ------- ------- -------------
 Total From
 Investment
 Operations......       0.17        0.12    1.21    (0.11)
                     ------------ ------- ------- -------------
 Less
  Distributions
 Dividends (from
 net investment
 income).........      (0.16)      (0.31)  (0.32)   (0.25)
Net Asset Value,
End of Period....     $ 7.84      $ 7.83  $ 8.02   $ 7.13
                     ============ ======= ======= =============
Total
 Return(/1/).....      2.19%       1.61%  17.30%   -1.46%
Ratios/Supplemental
Data
 Net Assets, End
 of Period
 ($1,000's)......     $6,664      $5,266  $2,682   $1,258
 Ratio of
 Expenses to
 Average Net
 Assets(/3/).....      1.63%(/4/)  1.65%   1.62%    1.58%(/4/)
 Ratio of Net
 Income to
 Average Net
 Assets..........      4.11%(/4/)  4.01%   4.18%    4.53%(/4/)
 Portfolio
 Turnover Rate...        17%(/4/)    22%      8%      12%

(/1/)Total returns do not reflect a sales charge and are not annualized. (/2/)From the commencement of offering Class B shares.
(/3/)Ratio of expenses to average net assets include expenses paid indirectly beginning in fiscal 1995.
(/4/)Annualized.

FINANCIAL HIGHLIGHTS____________________________________________________________
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)
COMPOSITE MONEY FUND -- CLASS A SHARES

                   SIX MONTHS
                     ENDED
                   APRIL 30,
                      1997
                   ----------
Net Asset Value,
Beginning of
Year.............   $  1.000
                    --------
 Income From
 Investment
 Operations
 Net Investment
 Income..........      0.239
 Total From
 Investment
 Operations......      0.239
                    --------
 Less
 Distributions
 Dividends (from
 net investment
 income).........    (0.0239)
 Total
 Distributions...    (0.0239)
                    --------
Net Asset Value,
End of Year......   $ 1.0000
                    ========
Total Return.....      4.95%(/2/)
Ratios/
Supplemental Data
 Net Assets, End
 of Year (in
 thousands)......   $256,222
 Ratio of
 Expenses to
 Average Net
 Assets(/1/).....      0.78%(/2/)
 Ratio of Net
 Income to
 Average Net
 Assets..........      4.83%(/2/)
                                                    YEARS ENDED OCTOBER 31,
                   ---------------------------------------------------------------------------------------------------
                     1996      1995      1994      1993      1992      1991      1990      1989      1988      1987
                   --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Net Asset Value,
Beginning of
Year.............  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000
                   --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
 Income From
 Investment
 Operations
 Net Investment
 Income..........    0.0476    0.0519    0.0341    0.0238    0.0302    0.0526    0.0733    0.0826    0.0668    0.0588
 Total From
 Investment
 Operations......    0.0476    0.0519    0.0341    0.0238    0.0302    0.0526    0.0733    0.0826    0.0668    0.0588
                   --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
 Less
 Distributions
 Dividends (from
 net investment
 income).........   (0.0476)  (0.0519)  (0.0341)  (0.0238)  (0.0302)  (0.0526)  (0.0733)  (0.0826)  (0.0668)  (0.0588)
 Total
 Distributions...   (0.0476)  (0.0159)  (0.0341)  (0.0238)  (0.0302)  (0.0526)  (0.0733)  (0.0826)  (0.0688)  (0.0588)
                   --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Net Asset Value,
End of Year......  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000  $ 1.0000
                   ========= ========= ========= ========= ========= ========= ========= ========= ========= =========
Total Return.....     4.88%     5.33%     3.47%     2.41%     3.07%     5.41%     7.61%     8.60%     6.85%     5.97%
Ratios/
Supplemental Data
 Net Assets, End
 of Year (in
 thousands)......  $229,355  $171,225  $125,651  $135,187  $141,193  $178,741  $252,051  $256,017  $180,130  $137,737
 Ratio of
 Expenses to
 Average Net
 Assets(/1/).....     0.79%     0.92%     0.95%     0.97%     0.88%     0.93%     0.97%     1.06%     1.01%     1.05%
 Ratio of Net
 Income to
 Average Net
 Assets..........     4.77%     5.19%     3.39%     2.38%     3.04%     5.33%     7.33%     8.26%     6.68%     5.88%

(/1/Ratios)of expenses to average net assets include expenses paid indirectly beginning in fiscal year 1995. The ratios before voluntary waiver of cer-tain fees incurred by the Portfolio and expense reimbursements were .89% in 1996, 1.04% in 1995, and 1.04% in 1994, and 1.03% for 1993.
(/2/Annualized.)

FINANCIAL HIGHLIGHTS____________________________________________________________
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)
COMPOSITE TAX EXEMPT FUND -- CLASS B SHARES

                                   SIX MONTHS       YEARS ENDED
                                     ENDED         DECEMBER 31,     MAY 2, TO
                                    JUNE 30,      ----------------  DEC. 31,
                                      1997         1996     1995      1994
                                   ----------     -------  -------  ---------
Net Asset Value, Beginning of
 Period..........................   $1.0000       $1.0000  $1.0000   $1.0000
                                    -------       -------  -------   -------
 Income From Investment
  Operations
 Net Investment Income...........    0.0090        0.0199   0.0226    0.0097
 Net Gains on Securities (both
  realize and unrealized)........        --            --   0.0054        --
                                    -------       -------  -------   -------
 Total From Investment
  Operations.....................    0.0090        0.0199   0.0280    0.0097
                                    -------       -------  -------   -------
 Less Distributions
 Dividends (from net investment
  income)........................   (0.0090)      (0.0199) (0.0226)  (0.0097)
 Distributions (from capital
  gains).........................        --            --  (0.0054)      --
                                    -------       -------  -------   -------
 Total Distributions.............   (0.0090)      (0.0199) (0.0280)  (0.0097)
                                    -------       -------  -------   -------
Net Asset Value, End of Period...   $1.0000       $1.0000  $1.0000   $1.0000
                                    =======       =======  =======   =======
Total Return.....................     2.24%(/3/)    2.01%    2.83%     1.45%(/3/)
Ratios/Supplemental Data.........
 Net Assets, End of Period (in
  thousands).....................       $12            $2       $1        $1
 Ratio of Expenses to Average Net
  Assets(/1/)....................     1.50%(/3/)    1.53%    1.73%     1.66%(/3/)
 Ratio of Net Income to Average
  Net Assets.....................     2.47%(/3/)    1.99%    2.12%     1.38%(/3/)

(/1/Ratio)of expenses to average net assets includes expenses paid indirectly beginning in fiscal 1995. The ratios before voluntary waiver of certain fees incurred by the Portfolio and expense reimbursements were 1.90% in 1996, 2.10% in 1995 and 2.62% in 1994.
(/2/From)the commencement of offering of Class B shares.
(/3/Annualized.)

THE ACQUIRING FUNDS' OBJECTIVES, PRACTICES AND RISK FACTORS
 The investment objectives and general investment policies of each Acquiring Fund are described below. These objectives are fundamental and, therefore, cannot be changed without a majority vote of each Acquiring Fund's outstanding shares. Because the market value of each Acquiring Fund's investments will change, the net asset value per share of each Acquiring Fund (except the Com-posite Money Fund) also will vary. Specific portfolio securities eligible for purchase by the Acquiring Funds, investment techniques that may be used and risks associated with these securities and techniques are described more fully in the Composite SAI (the "SAI").

 Composite Growth & Income Fund

 The primary objective of the Composite Growth & Income Fund is to provide long-term capital growth by investing in common stocks and other securities. Current income is a secondary consideration. Equity investments are selected from high-quality companies with solid business fundamentals that the Adviser believes have a competitive advantage. Securities may be purchased on a recog-nized exchange, over-the-counter, or through the NASDAQ system. In addition, the Fund may invest in the following investment instruments:

1) Money market instruments. Investment in money market instruments may be for temporary or defensive purposes. The money market investments permitted in-clude obligations of the U.S. government and its agencies and instrumental-ities; short-term corporate-debt securities; commercial paper, including bank obligations; certificates of deposit; and repurchase agreements.

2) Repurchase agreements. The Fund may temporarily invest cash reserves in re-purchase agreements. In a repurchase agreement, a fund buys a security at one price and agrees to sell it back at a higher price. If the seller de-faults on its agreement to repurchase the security, the Fund may suffer a loss because of a decline in the value of the underlying debt security.

  Repurchase agreements will be entered into only with brokers, dealers or banks that meet credit guidelines adopted by the Fund's Board of Directors. To limit risk, repurchase agreements maturing in more than seven days will not exceed 10% of the Fund's total assets.

3) Real estate investment trusts. The Fund may invest up to 25% of its assets in real estate investment trusts ("REITs"). Factors influencing the invest-ment performance of REITs include the profitable operation of properties owned, financial condition of lessees and mortgagors, underlying value of the real property and mortgages owned, amount of financial leverage, and amount of cash flow generated and paid out.

4) Fixed-income securities. The Fund may invest in bonds of any maturity, in-cluding mortgage-backed securities. All fixed-income securities are subject to credit risk, which is dependent on the issuer's ability to maintain timely interest and principal payments. During periods of low interest rates, mortgage-backed securities may be subject to accelerated prepayment and possible reinvestment in securities bearing lower rates of interest.

  The Fund may also invest in below-investment-grade bonds (sometimes called junk bonds). Any investment of this type may be considered speculative and involve greater risk of default or price change because of changes in the is-suer's creditworthiness. The market price of these securities may fluctuate more than higher-rated securities. They also may decline significantly in pe-riods of general economic difficulty, which may follow periods of rising in-terest rates.

5) When-issued and delayed-delivery securities. The Fund may purchase or sell U.S. government securities or collateralized mortgage obligations on what is called a "when-issued" or "delayed-delivery" basis. This is done to ob-tain what is considered to be an advantageous yield or price at the time of the transaction. The Fund may purchase securities in these transactions if payment and delivery are scheduled to take place no more than 120 days in the future.

  The payment obligation and interest rates to be received are fixed at the time the Fund enters into the commitment. It is possible that the market value at the time of settlement could be higher or lower than the purchase price if the general level of interest rates has changed. No interest will accrue to the Fund until settlement.

  The Fund is prohibited from entering into when-issued or delayed-delivery commitments that, in total, exceed 20% of the market value of its total as-sets minus total liabilities (except for the obligations created by these commitments).

6) Covered call options. The Fund may write (sell) covered call options. A call option is "covered" if the Fund owns the security underlying the op-tion it has written or it maintains enough cash, cash equivalents or liquid securities to purchase the underlying security. If the Fund sells a covered call option, it becomes obligated to deliver the securities underlying the option if the purchaser chooses to exercise the option before its termina-tion date. In return the Fund receives a premium from the purchaser which it keeps, regardless of whether the option is exercised. During the option period, the Fund gives up any possible capital appreciation above the agreed-upon price if the market price of the underlying security rises.

7) Foreign Securities. The Fund may invest up to 25% of its assets in U.S. dollar-denominated securities of foreign issuers.

  Investments in foreign securities may involve somewhat different risks, in-cluding incomplete or inaccurate financial information, foreign taxes and re-strictions, illiquidity, and fluctuations in currency values.

 The Fund's net asset value per share will fluctuate as the values of the se-curities it owns change. There are many factors that influence fluctuations in the market value of securities owned by the Fund. These include economic trends, government actions and regulations, and international monetary condi-tions. An individual stock's price can be affected by such factors as poor earnings reports by its issuer, litigation, loss of major customers, or changes particular to its industry. The Fund attempts to limit risk by diver-sifying investments and by carefully researching securities before they are purchased. Market risks are inherent in all investments.

 Composite Government Fund

 The primary objective of the Composite Government Fund is to maintain a high level of current income, consistent with safety and liquidity. It invests in obligations issued or guaranteed by the full faith and credit of the U.S. Gov-ernment, and in repurchase agreements and collateralized mortgage obligations that are secured by these types of obligations. It is the fundamental policy of the Fund to invest only in the following securities:

1) U.S. government obligations issued by the Treasury, including bills, cer-tificates of indebtedness, notes, and bonds.

2) Obligations secured by the full faith and credit of the U.S. government or its instrumentalities.

3) Certificates of the Government National Mortgage Association ("GNMA"), which are debt securities representing an undivided ownership interest in a pool of mortgages. The mortgages backing these securities include con-ventional 30-year fixed-rate mortgages, 15-year fixed-rate mortgages, graduated payment mortgages, and adjustable-rate mortgages. The U.S. government guarantees the timely payment of interest and principal for these securities through the GNMA, which is a wholly owned U.S. government corporation within the Department of Housing and Urban Development. The GNMA is authorized to make such a guarantee, with the full faith and credit of the U.S. government, on securities issued by institutions and backed by pools of FHA-insured or VA-insured mortgages. However, the guarantees do not extend to the securities' yield or value, which are likely to vary inversely with fluc-tuations in interest rates, nor do the guarantees extend to the yield or value of the Fund's shares.

4) Collateralized mortgage obligations which are fully collateralized by GNMA certificates or by mortgages insured by GNMA.

5) Repurchase agreements which are secured by obligations identified in 1, 2, and 3 above.

 For proposed changes to the limitations on the instruments in which the Fund may invest, see "Proposed Changes to Investment Restrictions."

 Composite Income Fund

 The Composite Income Fund seeks to provide a high level of current income that is consistent with protection of shareholders' capital. It plans to achieve its objective by investing in debt issues and obligations that offer high current yields and are consistent with a low degree of risk. To meet these objectives, the Composite Income Fund invests most of its assets in the following:

1) Debt and convertible debt securities that enjoy the four highest ratings of Standard & Poor's ("S&P") or Moody's Investors Service, Inc. ("Moody's"). The Fund may invest up to 20% of its assets in lower-rated securities (sometimes called junk bonds). See the SAI for a detailed description of ratings.

2) Debts of the U.S. government and its agencies, including mortgage-backed se-curities issued by the GNMA, Federal National Mortgage Association, and Fed-eral Home Loan Mortgage Corporation or similar government agencies.

3) Obligations of U.S. banks that belong to the Federal Reserve System. The Fund may not invest more than 25% of its total assets in these issues.

4) Preferred stocks and convertible preferred stocks that enjoy the four high-est ratings of S&P or Moody's.

5) The highest grade commercial paper as rated by S&P or Moody's.

6) Deposits in U.S. banks. Unless these deposits are liquid, they may not ex-ceed 10% of the Fund's total assets.

 For proposed changes to the limitations on the instruments in which the Fund may invest, see "Proposed Changes to Investment Restrictions."

 Composite Tax-Exempt Fund

 The Composite Tax-Exempt Fund's primary objective is to maintain a high level of federal tax-exempt income while protecting investors' capital. Investments are made in a carefully selected portfolio of bonds issued by states, counties, cities and other governmental bodies whose bonds generate income that is exempt from federal income tax. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds.

 General obligation bonds are secured by the issuer's pledge of its full faith and credit, with either limited or unlimited taxing power for the payment of principal and interest.

 Revenue bonds are not supported by the issuer's full taxing authority. Gener-ally, they are payable only from the revenues of a particular facility, a class of facilities, or the proceeds of another specific revenue source.

 In normal markets, the Fund will invest at least 80%, and possibly all, of its portfolio in tax-exempt securities issued by or on behalf of the states, terri-tories and possessions of the United States and the District of Columbia and their political subdivisions, agencies or instrumentalities. It specifically limits these investments to:

1) Municipal bonds enjoying the four highest ratings of S&P or Moody's. The Fund may invest up to 25% of its assets in lower-rated securities (some-times called junk bonds). See the Composite SAI for a detailed description of ratings.

2)  Municipal notes backed by the federal government.

3) Notes from issuers who already have issued outstanding municipal bonds en-joying the four highest ratings of S&P or Moody's.

4) Securities of other tax-exempt mutual funds as temporary investments of cash reserves.

 In adverse markets, the Fund may seek to protect its investment position by investing up to 50% of its portfolio in short-term investments. Interest income from these short-term investments, when it is distributed by the Fund, may re-sult in a tax liability to investors. These investments are limited to:

1) Obligations of the U.S. government and its agencies and instrumentalities. These investments, limited to short maturities as temporary investments, would not be made routinely nor made to any significant extent.

2) Commercial paper rated in the highest grade by either S&P or Moody's.

3) Obligations of U.S. banks belonging to the Federal Reserve System.

4) Time or demand deposits in U.S. banks.

5) Municipal bonds or any of the previously mentioned investments subject to short-term repurchase agreements.

 For proposed changes to the limitations on the instruments in which the Fund may invest, see "Proposed Changes to Investment Restrictions."

 General Fixed-Income Funds

 The Composite Government Fund, the Composite Income Fund and the Composite Tax-Exempt Fund's (the "Fixed-Income Funds") net asset values per share will fluctuate as the value of securities they own change. As with all fixed-income investments, the Fixed-Income Funds' securities are subject to market and credit risks.

 Market risk relates to several factors. Among these are the price fluctuation of a fixed-income security, overall interest-rate conditions, the credit rating of the issuer, and the maturity length of the security. Generally, when inter-est rates increase, the prices of existing fixed-income securities decrease.

 Credit risk refers to the likelihood that a security's issuer can maintain timely interest and principal payments. The Funds each diversifies its holdings to reduce the effect of credit risk.

 The Funds do not have any restrictions on the maturities of securities in which they may invest. They seek to invest in securities having maturities that, in the Adviser's judgment, are consistent with that Funds' investment ob-jective.

 Composite Money Fund

 The Composite Money Fund seeks to provide maximum current income while pre-serving capital and maintaining liquidity. It pursues this objective through investment in high-quality money market instruments. The Adviser intends to achieve this objective by purchasing high-quality investment which mature in 397 days or less with an average maturity of no more than 90 days. The Fund in-vests solely in the money market instruments selected from the following five general categories:

1) Obligations issued or guaranteed by the U.S. government, its agencies, or its instrumentalities.

--------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS

2) Obligations of U.S. and foreign banks with assets of more than $500 million.

3) Short-term commercial notes issued directly by businesses and banking insti-tutions to finance short-term cash needs. The Fund may only purchase notes which have the two highest ratings by Moody's Investors Service, Inc. ("Moody's"), or by Standard & Poor's ("S&P"); or those issued by companies whose unsecured debt is rated A or better by Moody's or S&P.

4) Short-term corporate obligations rated A or better by Moody's or S&P.

5) Short-term repurchase agreements.

 The Fund invests in some relatively complex financial instruments. Because it invests in securities backed by banks and other financial institutions, changes in the credit quality of these institutions could cause losses to the Fund and affect its share price.

 For proposed changes to the limitations on the instruments in which the Fund may invest, see "Proposed Changes to Investment Restrictions."
 Although many of the Adviser's decisions depend on flexibility, there are cer-tain principles so fundamental to the Acquiring Funds that they may not be changed without a vote of a majority of the outstanding shares of that Acquir-ing Fund.

 In addition to other restrictions listed in the SAI and the Merger SAI, the Composite Growth & Income Fund, the Composite Government Fund, the Composite Income Fund and the Composite Tax-Exempt Fund may not:

1) Invest more than 5%* of its total assets in securities of any single issuer other than U.S. government securities, except that up to 25% of a Fund's as-sets may be invested without regard to this 5% limitation.

2) Acquire more than 10%* of the voting securities of any one company.

3) Borrow money for investment purposes, although it may borrow up to 5% of its total net assets for emergency, non-investment purposes.

 The Composite Money Fund may not:

1) Invest in common stocks or other equity securities.

2) Borrow money for investment purposes, except that it may borrow up to 5% of its total assets in emergencies and that it may borrow up to 33 1/3% of such assets to meet redemption requests that would otherwise result in the un-timely liquidation of vital parts of its portfolio.

3) Invest more than 5%* of its total assets in securities of any single issuer, except for the U.S. government, its agencies or its instrumentalities.

 None of the Acquiring Funds may invest more than 25%* of their total assets in securities of issuers in any single industry.

* Percent at time investment is made.

PROPOSED CHANGES TO INVESTMENT RESTRICTIONS
 It is expected that, subject to approval by shareholders, there will be cer-tain changes in the fundamental investment restrictions of the Composite In-come Fund, the Composite Government Fund, the Composite Tax-Exempt Fund and the Composite Money Fund. Such changes, if approved, would take effect at or shortly after the time of the Mergers although the Composite Trust's Board may delay such implementation.

 In addition, each Fund would be permitted to invest in securities that are eligible for resale in accordance with the provisions of Rule 144A.

 The Composite Government Fund and the Income Fund

 The Composite Government Fund would be permitted to invest in debt securities issued by U.S. government agencies. The Composite Income Fund and the Compos-ite Government Fund would be permitted, with respect to up to 33% of its as-sets, simultaneously be obligated with respect to forward commitments (con-tracts to purchase or sell securities in the future) and may sell a portfolio security or enter into a forward commitment sale contract (a "dollar-roll transaction") that is coupled with an agreement by the Fund (including a for-ward commitment) to repurchase the security at a later date. Forward commit-ments involve a risk of loss if the value of the securities declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the Fund's other assets. No income accrues to the purchaser of such securities prior to delivery.

 The Composite Income Fund

 The Composite Income Fund would also be permitted to engage in foreign cur-rency exchange transactions for hedging purposes in connection with the pur-chase and sale of foreign securities or to protect against changes in the value of specific securities held by the Fund. The Fund would also be permit-ted to purchase and sell currencies on a spot (a cash) basis, may enter into forward contracts to purchase or sell foreign currencies at a future date, and may buy and sell foreign currency futures contracts and put and call options on foreign currency futures contracts and foreign currencies.

 The Fund may invest up to 10% of its assets in securities issued by REITs. Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general (such as, for example, possible declines in the value of real estate, lack of availability of mortgage funds or extended vacancies of property). Equity REITs may be af-fected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, are not diversified, are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs are also subject to the possibilities of failing to qualify for tax free pass-through of income under the Code and failing to maintain their exemptions from registration under the 1940 Act.

 Investing in REITs involves risks similar to those associated with investing in small capitalization companies. REITs may have limited financial resources, may trade less frequently and in a limited volume and may be subject to more abrupt or erratic price movements than larger company securities.

 The Composite Tax-Exempt Fund and the Composite Income Fund

 The Composite Tax-Exempt Fund and the Composite Income Fund would be permit-ted to invest in up to 35% in below investment grade or nonrated securities. Securities rated below investment grade, as well as unrated securities, usu-ally entail greater risk (including the possibility of de-

-------------------------------------------------------------------------------
ADVISER
fault or bankruptcy of the issuers), and generally involve greater price vola-tility and risk of principal and income, and may be less liquid, than securi-ties in higher rated categories. Both price volatility and illiquidity may make it difficult for the Fund to value certain of these securities at certain times and these securities may be difficult to sell under certain market con-ditions. Prices for non-investment grade debt securities may be affected by legislative and regulatory developments.

 The Composite Tax-Exempt Fund

 The Fund would be allowed to invest in interest rate futures. Interest rate futures are entered into to hedge the Fund against the effects of changes in the value of the portfolio securities due to changes in interest rates and market conditions without necessarily buying or selling the securities. A risk associated with investing in interest rate futures is that there can be no as-surance that there will be a correlation between price movements in the under-lying securities and price movements in the securities which are the subject of the hedge.

 The Composite Money Fund

 The Fund would be permitted to invest in asset-backed securities within the definition of commercial paper, subject to the same credit quality information and rating levels set for commercial paper. Asset-backed securities represent an interest in a pool of assets such as motor vehicle installment purchase ob-ligations, credit card receivables and home equity loans. The Fund will not invest more than 10% of its total assets in asset-backed securities. The Fund will purchase asset-backed securities only if the security or the issuer with respect to the comparable securities is: (i) rated by at least two nationally recognized statistical rating organizations ("NRSROs"), such as S&P or Moody's, in one of the two highest rating categories for short-term securi-ties, (ii) is rated in one of the two highest categories for short-term debt by the only NRSRO that has issued a rating, or (iii) if not so rated, the se-curity is determined to be of comparable quality.

 In addition, the Fund would be permitted to invest in securities offered by foreign governments, their agencies and instrumentalities, and supranationals like The World Bank, and in obligations of foreign financial institutions, in-cluding brokerage, finance and insurance companies. These securities involve certain risks, including those resulting from (i) fluctuations in currency ex-change rates, (ii) devaluation of currencies, (iii) future political or eco-nomic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, and (iv) reduced avail-ability of public information concerning issuers.

 The Adviser has been in the business of investment management since 1944. It currently manages more than $2.3 billion for mutual funds and institutional advisory accounts, including more than $1.4 billion within the Composite Group of Funds (the "Funds"), which are all registered investment companies for which CRM serves as Adviser other than the series of [Sierra] Variable Trust that serve as underlying funding vehicles for variable insurance contracts. The investment management agreements are renewable each year, subject to the approval of each of the Acquiring Funds' Board of Directors or the sharehold-ers themselves.

 The Adviser advises the Acquiring Funds on investment policies and specific investments. Subject to supervision by each Acquiring Fund's Board of Direc-tors, the Adviser determines which securities are to be bought and sold. These decisions are based on analyses of the economy, sectors of in-dustry and specific institutions. They are compiled from extensive data pro-vided by some of the country's largest investment firms, in addition to the Adviser's own research.

 William G. Papesh is the President of each Acquiring Fund, the Composite Trust and the Adviser. A team of the Adviser's investment professionals manages each Acquiring Fund, under supervision of the Adviser's investment committee. The team responsible for the Composite Growth & Income Fund consists of Philip M. Foreman, chartered financial analyst ("CFA"); Jeffrey D. Huffman, CFA; and David W. Simpson, CFA. Mr. Huffman has 12 years of continuous investment experience and has been employed by the Adviser since January 1995. Mr. Foreman has been employed by the Adviser since November 1991 and also has 12 years of continuous investment experience. Mr. Simpson has been employed by the Adviser since March 1993 and has 11 years of continuous investment experience. Mr. Foreman is primarily responsible for the Composite Growth & Income Fund. The primary manager for the Composite Tax-Exempt Fund is Brian L. Placzek, CFA. Mr. Placzek has 12 years of continuous experience in investment and financial analysis and has been employed by the Adviser since July 1990. Mr. Gary J. Pokrzywinski, CFA, is the primary manager for the Composite Income Fund and Government Securities Fund. Mr. Pokrzywinski has been employed by the Adviser since July 1992 and also has 12 years of continuous experience in fixed-income and financial market analysis. Audrey Quaye, CPA, Assistance Vice President of CRM, is the primary manager of the Money Fund. The Adviser's address is Composite Research & Management Co., 1201 Third Avenue, Suite 1400, Seattle, WA 98101-3015.

ADVISORY FEES

 A fee based on a percentage of average daily net assets is paid to the Ad-viser for its services. This includes investment management and administrative services and the Adviser's function as an agent for each Acquiring Fund when paying a portion of the fee to the Distributor and Transfer Agent for their services.

 Advisory fees are calculated daily and paid monthly.

 The Composite Growth & Income Fund pays advisory fees equal to an annual rate of .625% of its average daily net assets. Fees are reduced to .50% of average daily net assets in excess of $250 million.

 The Composite Government Fund and the Composite Income Fund pay advisory fees equal to an annual rate of .625% of the first $250 million of each Fund's re-spective average daily net assets plus .50% on net assets in excess of $250 million. For the Composite Tax-Exempt Fund, advisory fees are equal to an an-nual rate of .50% of the first $250 million of average daily net assets plus
 .40% on net assets in excess of $250 million.

 The Composite Money Fund pays advisory fees equal to an annual rate of .45% of the average daily net assets. If the average daily net assets grow to more than $1 billion, the rate will decrease to .40%.

DISTRIBUTOR

 Composite Funds Distributor, Inc. is the "Distributor" for the Acquiring Funds. The Distributor is not a bank. Securities and annuities offered by it are not deposits nor bank obligations, and they are not guaranteed by a bank nor insured by the FDIC. The value of investments may fluctuate, return on in-vestments is not guaranteed, and loss of principal is possible. The Distribu-tor's address is Composite Funds Distributor, 601 W. Main, Suite 300, Spokane, WA 99201.

TRANSFER AGENT

 Murphey Favre Securities Services, Inc., which serves as the "Transfer Agent," acts as the Funds'

-------------------------------------------------------------------------------
DISTRIBUTION PLANS
shareholder servicing and dividend disbursing agent.

 The Adviser, Distributor and the Transfer Agent are affiliates of WM Finan-cial, Inc. Washington Mutual Bank and Washington Mutual Bank fsb. They are also subsidiaries of Washington Mutual, Inc.

CLASSES OF SHARES

 Each of the Acquiring Funds offers four classes of shares, as described in "How to buy shares."

 The shares do not have preemptive rights, and none has preference as to con-version, exchange, dividends, retirement, liquidation, redemption, or any other feature, except as described in "How to buy shares." The Funds do not normally hold annual shareholder meetings. They may hold shareholder meetings from time to time on important matters. Shares have equal voting rights on corporate matters submitted for shareholder approval, except that each class may vote separately on any matter that relates solely to that class.
 The Board of Trustees for the Composite Trust has approved and monitors distribution plans that meet the provisions of Rule 12b-1 under the Investment Company Act of 1940. Each plan is intended to benefit shareholders by stimulating interest in purchasing shares of the respective Acquiring Fund and, thus, providing a consistent flow of investment capital. This allows larger and more diversified holdings as well as economies of scale.

 CLASS A SHARES. As currently in effect, the plans authorize each Acquiring Fund to reimburse the Distributor for direct costs of marketing, selling and distributing Class A shares of that Fund, subject to directors' approval. These costs include service fees, sales literature and prospectuses (other than those provided to current shareholders), and other costs of sales and marketing, including state business and occupation tax assessed on the reim-bursements.

 For all the Acquiring Funds except the Composite Money Fund, costs also in-clude compensation to sales people. In addition, the Distributor pays autho-rized dealers service fees in consideration for account maintenance and other shareholder services. The fees are equal to an annual rate of .25% of the av-erage daily value of shares in the accounts of the dealer or its customers. Reimbursements are not to exceed annual limits of .25% of the Fund's average daily net assets attributable to Class A shares. Unreimbursed expenses which have not been accrued in the current fiscal year may not be recovered in fu-ture periods.

 It is expected that, subject to approval by shareholders, the Trust will adopt a distribution plan that authorizes each Fund (excluding the Composite Money Fund) to pay the Distributor a distribution fee at an annual rate of
 .25% of the Fund's average net assets attributable to Class A shares, regard-less of the Distributor's expenses.

 For the Composite Money Fund, there are no service fees paid to dealers for Class A shares. The distribution plan for this Fund authorizes reimbursement for actual Class A distribution costs, not to exceed annual limits of .15% of the Fund's average daily net assets attributable to Class A shares.

 CLASS B SHARES. Class B shares of the Composite Money Fund only are available only by exchange of Class B shares from other funds within the Funds, the [Si-erra Trust, SAM and SPIF]. The distribution plans authorize each Acquiring Fund to pay the Distributor a distribution fee at an annual

-------------------------------------------------------------------------------
THE VALUE OF A SINGLE SHARE
rate of .75% of each Fund's average daily net assets attributable to Class B shares and a service fee at an annual rate of .25% of such assets. The distri-bution fee is designed to permit investors to purchase Class B shares without a front-end sales charge. At the same time, this allows compensation to the Distributor in connection with the sale of Class B shares. The service fee covers account maintenance and other shareholder services.

 The Distributor pays authorized dealers service fees at an annual rate of .25% of the average daily value of Class B shares in the accounts of the dealer or its customers.

 CLASS I SHARES. Class I shares do not pay any distribution fees.

 CLASS S SHARES. The plans authorize each Fund to pay the Distributor a dis-tribution fee at an annual rate of 1.00% of each Fund's average daily net as-sets attributable to Class S shares. The distribution fee of .75% is designed to permit investors purchasing shares through a [SAM] account to purchase Class S shares without a front-end sales charge, while compensating the Dis-tributor in connection with sales of Class S shares. The service fee is .25% of each Funds' average daily net asset attributable to Class S shares.

 GENERAL. Because the distribution fee for Class B shares, the distribution fee for Class S shares and distribution fee under the proposed distribution plan for Class A shares are not tied directly to the Distributor's expenses, the amount of compensation may be more or less than its actual expenses. For this reason, the Class B distribution plan is of the type characterized by the staff of the Securities and Exchange Commission as being a "compensation" plan -- in contrast to the existing Class A "reimbursement" plan. The Acquir-ing Funds are not liable for any expenses incurred by the Distributor in ex-cess of the amount of compensation it receives.

TOTAL EXPENSES

 Other operating expenses include fees of directors not employed by the Advis-er, transfer agent fees, custodial fees, auditing and legal fees, taxes, costs of issuing and redeeming shares, publishing of reports to shareholders, corpo-rate meetings, and other normal costs of running a business.

 The transfer agent fees are for shareholder servicing and dividend disbursing services. Shareholders may be required to pay a separate fee if they need spe-cial services such as producing and mailing of historical account transcripts.
 Each Acquiring Fund calculates the value of its shares at the end of each business day of the New York Stock Exchange or at 1:00 p.m. Pacific time, whichever is earlier. The value is determined separately for each class by adding the value of its securities and other assets, subtracting its liabili-ties, and dividing the resulting figure by the number of shares of the class outstanding. This number is the net asset value ("NAV") per share.

 For all the Acquiring Funds except the Composite Money Fund, security valua-tions are provided by independent pricing sources approved by the New Compos-ite Trust's Board of Trustees. When such valuations are not available, the Board of Trustees will determine how they are to be priced at fair value.

 For the Composite Money Fund, the securities are valued using the amortized cost method by adjusting the cost of each security for amortization of dis-count or premium and accrued interest (unless circumstances indicate another method of determining fair value should be considered by the Trust's Board of Trustees). The NAV per share of most mutual funds fluctuates with the value of the portfolio. However, many money market funds, including the Composite Money Fund, attempt to

HOW TO BUY SHARES
-------------------------------------------------------------------------------
ALTERNATIVE SALES ARRANGEMENT
maintain the NAV at a constant $1.00 per share. Fund shares are not guaranteed nor insured by the U.S. government, and there is no assurance that the $1.00 per share NAV will be maintained.

 For all the Acquiring Funds except the Composite Money Fund, shares are of-fered at the next NAV that is calculated, plus a sales charge for Class A shares.

 Class A shares of the Composite Money Fund are offered continuously at NAV on any regular business day. There is no initial or deferred sales charge on Class A share purchases. See "Exchanges for other Composite funds."

 Shares of the Acquiring Fund may be purchased through the Distributor, or through selected securities dealers. The Acquiring Funds may not be available in all states. With certain exceptions, the minimum initial purchase in a Com-posite fund is $1,000. IRA accounts may make initial purchases of $500 in any of the Acquiring Funds. Subsequent investments should be at least $50.

 SYSTEMATIC INVESTMENT PROGRAM. For the convenience of investors, the Acquir-ing Funds offer a systematic investment program where monthly purchases are automatically deducted from an investor's checking account. The minimum ini-tial and monthly investments in this program are $50. This program can be ar-ranged at the time of application or any time later by contacting an invest-ment representative or the Acquiring Funds.

 EFFECTIVE DATE OF PURCHASE. An order to purchase shares will be entered on the day it is received, if it is received prior to 1:00 p.m. Pacific time. Otherwise it will be entered on the following business day. Purchase orders are effective when payment is received in federal funds or converted to fed-eral funds by the Transfer Agent. This generally occurs within one to two business days; however, checks drawn on banks that are not members of the Fed-eral Reserve System may take longer to convert into federal funds. The invest-ment will earn income starting the day following its effective date.

OTHER INFORMATION

 The Acquiring Funds and the Distributor reserve the right to refuse an order to buy shares.
 Each of the Acquiring Fund (except the Composite Money Fund) offers four classes of shares which represent interests in the same portfolio of invest-ments:
1) Class A shares are sold to investors who pay a sales charge at the time of purchase and who pay ongoing distribution expenses.
2) Class B shares are sold to investors who do not pay a sales charge at the time of purchase. Instead, they pay higher ongoing distribution expenses for eight years. They also may pay a "contingent deferred sales charge" if they redeem their shares within six years of purchase. Class B shares con-vert to Class A shares after eight years.
3) Class I shares are sold exclusively to the various investment portfolios of Sierra Asset Management Portfolios. Class I shares are sold without an initial or contingent deferred sales charge and pay no ongoing distribu-tion expenses.

4) Class S shares are sold exclusively to investors who, at the time of pur-chase, already maintain Class S accounts. Class S shares are sold without an initial sales charge, but pay ongoing distribution and service fees that are higher than Class A shares for eight years and may be subject to a contingent deferred sales charge if redeemed within six years of pur-chase. Class S shares convert to Class A shares after eight years.

 The net income attributable to, and the dividends payable to, shares that pay ongoing distribution expenses will be lower because of the higher expenses. Likewise, NAVs and performance of the four classes may vary.

 Shares of the Funds may be exchanged only for shares of the same class or other Composite funds. See "Exchanges for other Composite funds."

 Sales personnel of broker-dealers distributing the Funds' shares may receive differing compensation for selling or servicing different classes of shares.

 When purchasing shares, investors are encouraged to choose the class of shares that will be best for them. Factors to consider include the scope of investment advisory services sought, the purchase amount, the length of time shares are expected to be held, and other individual circumstances.

 INVESTMENT IN FUNDS THROUGH A [SAM] ACCOUNT. In addition to the diversifica-tion among individual securities you receive by investing in a particular Fund, you may be able to further reduce risk by spreading your assets among several different Composite Funds that each have different risk and return characteristics. [SAM] is an active investment management service offered by [Sierra Investment Services Corporation ("Sierra Services")], the [SAM] in-vestment adviser, that allocates your investments across a combination of ei-ther Class A or Class S Shares of certain of the Composite Funds selected to meet long-term investment objectives as well as, in certain circumstances, current income objectives.

 [Sierra Services] has developed investment strategies for [SAM] accounts to meet the diverse financial needs of different investors. You can open a [SAM] account by meeting with one of the investment professionals of an authorized dealer who will review your situation and help you identify your long-term in-vestment objectives. After using [SAM] criteria to determine your long-term objectives, you can choose one of several investment strategies. Based on your chosen strategy, your initial investment will be allocated among a number of the Composite Funds and the Class A or Class S shares of such Composite Funds. Depending on market conditions, [Sierra Services] from time to time (normally quarterly) reallocates the combination of Composite Funds or the amounts in-vested in the respective Class A or Class S shares of each to implement your [SAM] investment strategy. In addition, your [SAM] account will be periodi-cally rebalanced to maintain your [SAM] strategy's current asset allocation mix, if and when the Composite Funds' performance unbalances the strategy's mix. You will pay [Sierra Services] a fee for the [SAM] account service that is in addition to and separate from the fees and expenses you will pay di-rectly or indirectly as an investor in the Composite Funds.

 From time to time, one or more of the Composite Funds used for investment by the [SAM] accounts may experience relatively large investments or redemptions due to [SAM] account allocations or rebalancings recommended by [Sierra Serv-ices]. These transactions will affect the Funds, since Funds that experience redemptions as a result of reallocations or rebalancings may have to sell portfolio securities and Funds that receive additional cash will have to in-vest it. While it is impossible to predict the overall impact of these trans-actions over time, there could be adverse effects on portfolio management to the extent that Funds may be required to sell securities or invest cash at times when they would not otherwise do so. These transactions could also have tax consequences if sales of securities resulted in gains and could also in-crease transaction costs. The Adviser, representing the interests of the Funds, is committed to minimizing the impact of [SAM] account transactions on the Funds; [Sierra Services], representing the interest of the [SAM] accounts, is also committed to minimizing such impact on the Funds to the extent it is consistent with pursuing the investment objective of the [SAM] accounts. The Adviser and [Si-erra Services] will nevertheless face conflicts in fulfilling their respective responsibilities because they are affiliates and employ some of the same pro-fessionals. The Adviser will monitor the impact of [SAM] account transactions on the Funds.

BUYING CLASS A SHARES

 The offering price for Class A shares is the next calculated NAV, after re-ceipt of a properly completed purchase order, plus, except for the Composite Money Fund, an initial sales charge shown in the table below. There is no ini-tial sales charge on purchases of Class A shares of the Composite Money Fund. Investors also may be entitled to reduced or waived sales charges as discussed following the table. The final column in the table indicates what dealers re-ceive for selling Class A shares.

                         COMPOSITE GROWTH & INCOME FUND

                                          REALLOWED
                          SALES CHARGE    TO DEALERS
                        ----------------- ----------
                          % OF   % OF NET    % OF
PURCHASE OF             OFFERING  AMOUNT   OFFERING
CLASS A SHARES           PRICE   INVESTED   PRICE
--------------          -------- -------- ----------
Less than $50,000        5.75%     6.10%    5.00%
$50,000 to $100,000      4.75      4.99     4.00
$100,000 to $250,000     3.75      3.90     3.00
$250,000 to $500,000     2.75      2.83     2.25
$500,000 to $1,000,000   2.00      2.04     1.75
$1,000,000 and above     None      None     None*

* See "Net asset value purchases" below.
Example: An investor considers putting $1,000 into a Fund's Class A shares. Based on the first column in the above table, the investor would see that 5.75% of the $1,000 would pay for a sales charge. The charge would be $57.50, which is 6.10% of the net investment of $942.50, as the next column shows. The dealer selling the shares would be paid $50 of the $57.50 which is 5.00% of $1,000, as the last column shows.

                           COMPOSITE GOVERNMENT FUND
                             COMPOSITE INCOME FUND
                           COMPOSITE TAX-EXEMPT FUND

                                          REALLOWED
                          SALES CHARGE    TO DEALERS
                        ----------------- ----------
                          % OF   % OF NET    % OF
PURCHASE OF             OFFERING  AMOUNT   OFFERING
CLASS A SHARES           PRICE   INVESTED   PRICE
--------------          -------- -------- ----------
Less than $50,000         4.50%    --        --
$50,000 to $100,000       4.00     --        --
$100,000 to $250,000      3.50     --        --
$250,000 to $500,000      3.00     --        --
$500,000 to $1,000,000    2.00     --        --
$1,000,000 and above      None     None      None

 CUMULATIVE DISCOUNT. This allows current purchases to qualify for the forego-ing discounts by including the value of existing Composite Group investments that were purchased subject to an initial or contingent deferred sales charge. The discount will be based on the amount of the new purchase plus the current offering price of shares owned at the time of the purchase. Those eligible for a cumulative discount include individuals, immediate family members, or trust-ees purchasing for single fiduciary accounts.

 LETTER OF INTENT. This discount is for purchases made over an extended period. It provides for a cumulative discount on the same basis as explained in the previous paragraph if the following conditions are met: Purchases of Class A shares must be made within a 13-month period that begins no earlier than 90 days before the submission of a letter of intent from the investor to the Ac-quiring Funds. For more information about this discount, please contact the Ac-quiring Funds or an investment representative.

 REINVESTMENT. Redemption proceeds of Class A shares that were subject to a sales charge when first purchased may be reinvested in Class A shares within 120 days without incurring another initial sales charge.

 NET ASSET VALUE PURCHASES. There is no initial sales charge on Class A pur-chases of $1 million or more for the Composite Growth & Income Fund, the Composite Government Fund, the Composite Income Fund and the Composite Tax-Exempt Fund, but such shares may be subject to a contingent sales charge of 1.00% of .50%, if redeemed during the first or second year after purchase, respectively.

 Qualified employee benefit plans (including SEPs and SIMPLEs) that have more than 100 participants or that have more than $50,000 invested in those Funds may purchase shares without an initial sales charge. However, a contingent de-ferred sales charge of 1% may be imposed on the amount that was invested through such a plan in Class A shares and that is redeemed (i) if, within the first two years after the plan's initial investment in the Funds, the named fiduciary of the plan withdraws the plan from investing in the Funds in a man-ner that causes all shares held by the plan's participants to be redeemed; or
(ii) by a plan participant within two years of the plan participant's purchase of such Class A shares. The contingent deferred sales charge will be waived on redemptions in connection with certain involuntary distributions, including distributions arising out of the death or disability of a shareholder (includ-ing one who owns the shares as joint tenant).

 Class A shares may be purchased at NAV, and in any amount, by officers, di-rectors and employees of the Adviser or its affiliates, or companies which have entered into selling agreements with the Distributor, and to certain fam-ily members of such individuals. The purchase must be for investment purposes only and may not be resold other than through redemption by the Funds. The Funds may also offer their shares at net asset value to investors who use the sales proceeds from mutual funds outside the Funds (excluding money market funds); to certain retirement plans; and to brokers, dealers or registered in-vestment advisers who have entered into arrangements with the Distributor pro-viding specifically for the shares to be used in particular investment prod-ucts made available to their clients for which they may charge a separate fee. The Distributor will pay authorized dealers commissions on certain net asset value purchases as described in the SAIs.

 YOU MUST NOTIFY THE FUND WHENEVER A REDUCED SALES CHARGE OR NET ASSET VALUE PURCHASE APPLIES TO ENSURE THAT YOU RECEIVE THE SALES CHARGE REDUCTION OR WAIVER.

BUYING CLASS B SHARES

 Class B shares are offered at the NAV next calculated after receipt of a properly completed purchase order without an initial sales charge. The entire amount of the purchase is invested in the Fund selected. Class B shares have higher distribution expenses than Class A shares for eight years. If Class B shares are redeemed within six years of purchase, a contingent deferred sales charge generally must be paid.

 Those charges and fees help make it possible for the Acquiring Funds to sell Class B shares without sales charges at the time of purchase.

 The proceeds from any contingent deferred sales charges are paid to the Dis-tributor to defray expenses for providing distribution services for Class B shares. Examples of such expenses include compensation to sales people and se-lected dealers. The Distributor currently pays authorized dealers commissions of 4.00% of the price of shares sold by them.

 CONTINGENT DEFERRED SALES CHARGE. Class B shares redeemed within six years of purchase are subject to a contingent deferred sales charge according to the following schedule of the Composite Fund into or from which the shares were exchanged that would result in the greatest contingent deferred sales charge applicable to such shares. Class B shares purchased by exchange will be sub-ject to a contingent deferred sales charge using the schedule of the shares initially purchased.

    YEAR OF                                                            CONTINGENT
   EDEMPTIONR                                                           DEFERRED
 AFER PURCHASET                                                       SALES CHARGE
--------------                                                        ------------
   First.............................................................     5.00%
   Second............................................................     4.00%
   Third.............................................................     3.00%
   Fourth............................................................     3.00%
   Fifth.............................................................     2.00%
   Sixth.............................................................     1.00%
   Seventh...........................................................        0%
   Eighth............................................................        0%

 Class B shares purchased prior to December , 1997, may be subject to a dif-ferent contingent deferred sales charge schedule, which is shown in the Compos-ite SAIs.

 The contingent deferred sales charge is calculated by applying the above per-centages to whichever of the following is less:

1)  The NAV of the redeemed shares at the time they were purchased; or

2)  The NAV of the redeemed shares at the time of redemption.

 This means that no contingent deferred sales charge will be charged on any NAV increases above the initial purchase price. Shares are redeemed in the order that results in the lowest possible rate being charged. In view of that, they will be redeemed in this order:

1)  Shares from reinvested dividends or capital gain distributions.

2)  Shares from the earliest purchase.

 Here is an example:

 An investor purchases 100 Class B shares at $10 per share -- for a total cost of $1,000. In the second year after the purchase, the NAV has risen to $12 per share, and the investor has acquired 10 more shares through dividend reinvest-ment.

 At that time, the investor decides to make the first redemption. The transac-tion includes 50 shares at $12 per share -- for a total of $600.

 The first 10 shares to be redeemed will not be subject to any charge because of the 10 shares received from dividend reinvestment. See item 1) just above this example.

 As for the other 40 shares, the charge will be applied only to the original cost of $10 per share. The NAV increase of $2 per share will not be considered. As a result, $400 of the redemption proceeds (40 x $10) will be charged a rate of 4%, which is the second-year rate shown in the table above. The resulting sales charge will be 4% x $400, which will be $16.

 The contingent deferred sales charge may be waived for redemptions of Class B shares under these circumstances:

1) Following the death or disability of a shareholder, as defined in Section 72(m)(7) of the Internal Revenue Code.

2) In connection with certain distributions from an IRA or other retirement plan, as described in the Composite Funds' SAI.

3) According to the Fund's systematic withdrawal plan -- but limited to 12% annually of the value of the Fund account at the time the plan is estab-lished.
4) As a result of the right of the Fund to liquidate a shareholder's account as described under "How to sell shares."

 REINVESTMENT. Investors may reinvest in Class B shares within 120 days of re-demption and receive reimbursement credited to their account for any contingent deferred sales charge you previously paid. The reinvested shares will be sub-ject to the holding period of the shares which were originally purchased. This holding period determines any contingent deferred sales charges on subsequent redemptions of the reinvested shares or their conversion to Class A shares as described in the following section. Shares purchased in accounts that have sys-tematic investment programs or systematic withdrawal plans are not eligible for this privilege.

 INVESTORS ARE RESPONSIBLE FOR NOTIFYING THE ACQUIRED FUNDS WHENEVER THEY ARE ENTITLED TO A CONTINGENT DEFERRED SALES CHARGE WAIVER OR REIMBURSEMENT.

 CLASS B CONVERSION FEATURE. Class B shares that remain outstanding for eight years will convert to Class A shares of the same Fund. The basis for this will be the relative NAVs of the two classes at the time of conversion.

 Some investors buy shares at several different times and reinvest dividends and capital gains over an extended period. Each time a conversion takes place, a pro-rata portion of Class B shares acquired through the reinvestment of div-idends and capital gain distributions also will convert to Class A shares.

 The conversion of Class B shares to Class A shares is subject to the continu-ing availability of a favorable ruling from the Internal Revenue Service or the continuing availability an opinion of legal counsel that such conversion will not be subject to federal income taxes. There cannot be any assurance that a ruling or opinion will be available. If they should not be available, the conversion of Class B shares to Class A shares would not occur and those shares would continue to be subject to higher expenses than Class A shares for an indefinite period. Class B shares purchased prior to December , 1997, will generally convert to Class A shares six years after they were initially pur-chased.

 Class B shares of the Funds, other than Class B shares purchased by exchange of Class B shares that, when originally purchased, were subject to a lower contingent deferred sales charge than that applicable to Class B shares of the Funds, may be exchanged for Class S shares of a Composite Fund if the investor has an existing [SAM] account or opens a [SAM] account and meets the invest-ment minimum for such [SAM] account.

BUYING CLASS I SHARES

 Class I shares are sold exclusively to the various investment portfolios of [Sierra Asset Management Portfolios]. Class I shares are sold at the net asset value next determined after receipt of a properly completed purchase order. For more information about [Sierra Asset Management Portfolios], consult your investment representative or call the Distributor.

BUYING CLASS S SHARES.

 Class S shares are sold exclusively to an investor who at the time of pur-chase, already maintains a Class S account, at the NAV next calculated after receipt of a properly completed purchase order without an initial sales charge. The entire amount of the purchase is invested in the Fund selected. However, Class S shares have higher distribution expenses than Class A shares for eight years. Also, if Class S shares are redeemed within six years of pur-chase, a contingent deferred sales charge generally must be paid.

 Those charges and fees help make it possible for the Funds to sell Class S shares without sales charges at the time of purchase.

 The proceeds from any contingent deferred sales charges are paid to the Dis-tributor to defray expenses for providing distribution services for Class S shares. Examples of such expenses include compensation to sales people and se-lected dealers. [The Distributor currently pays authorized dealers commissions of 4.00% of the price of shares sold by them.]

 CONTINGENT DEFERRED SALES CHARGE. Class S shares redeemed within six years of purchase are subject to a contingent deferred sales charge according to the following schedule. Class S Shares purchased by exchange will be subject to a contingent deferred sales charge using the schedule of any Composite Fund into or from which the shares were exchanged that would result in the highest con-tingent deferred sales charge. Shares purchased through reinvestment of divi-dends or capital gain distributions are not subject to a contingent deferred sales charge.

    YEAR OF                                                            CONTINGENT
   EDEMPTIONR                                                           DEFERRED
 AFER PURCHASET                                                       SALES CHARGE
--------------                                                        ------------
   First.............................................................     5.00%
   Second............................................................     4.00%
   Third.............................................................     3.00%
   Fourth............................................................     3.00%
   Fifth.............................................................     2.00%
   Sixth.............................................................     1.00%
   Seventh...........................................................        0%
   Eighth............................................................        0%

 The contingent deferred sales charge is calculated by applying the above per-centages to whichever of the following is less:

1)  The NAV of the redeemed shares at the time they were purchased; or

2)  The NAV of the redeemed shares at the time of redemption.

 This means that no contingent deferred sales charge will be charged on any NAV increases above the initial purchase price. Shares are redeemed in the order that results in the lowest possible rate being charged. Accordingly, they will be redeemed in this order:

1)  Shares from reinvested dividends or capital gain distributions.

2)  Shares from the earliest purchase.

 The contingent deferred sales charge may be waived for redemptions of Class S shares under these circumstances:

1) Following the death or disability of a shareholder, as defined in Section 72(m)(7) of the Internal Revenue Code;

2) In connection with certain distributions from an IRA or other retirement plan, as described in the SAI;

3) According to the Fund's systematic withdrawal plan--but limited to 12% an-nually of the value of the Fund account at the time the plan is established; and

4) As a result of the right of the Fund to liquidate a shareholder's account as described under "How to sell shares."

 REINVESTMENT. You may reinvest in Class S shares within 120 days of redemption and receive reimbursement credited to your account for any contingent deferred sales charge you previously paid. The reinvested shares will be subject to the holding period of the shares which were originally purchased. This holding pe-riod determines any contingent deferred sales charges on subsequent redemptions of the reinvested shares or their conversion to Class A shares as described in the following section.

 TO MAKE SURE YOU RECEIVE WAIVER OR REIMBURSEMENT OF CONTINGENT DEFERRED SALES CHARGES, YOU MUST NOTIFY THE FUND WHENEVER YOU ARE SO ENTITLED.

 CLASS S CONVERSION FEATURE. Class S shares that remain outstanding for eight years will convert to Class A shares of the same Fund. The basis for this will be the relative NAVs of the two classes at the time of conversion.

 Some investors buy shares at several different times and reinvest dividends and capital gains over an extended period. Each time a conversion takes place, a pro-rata portion of Class S shares acquired through the reinvestment of divi-dends and capital gain distributions also will convert to Class A shares.

 The conversion of Class S shares to Class A shares is subject to the continu-ing availability of a favorable ruling from the Internal Revenue Service or an opinion of legal counsel that such conversion will not be subject to federal income taxes. There cannot be any assurance that a ruling or opinion will be available. If they should not be available, the conversion of Class S shares to Class A shares would not occur and those shares would continue to be subject to higher expenses than Class A shares for an indefinite period.

 If the investor's [SAM] account is closed, the investor is not required to re-deem his or her Class S shares, but may continue to hold Class S shares and may exchange Class S shares of one Fund for Class S shares of any other Composite Fund without paying a sales charge at the time of the exchange.

DISTRIBUTION OF INCOME AND CAPITAL GAINS
 The Acquiring Funds (except for the Composite Money Fund) distribute dividends from net investment income (which is essentially interest and dividends from securities held), minus expenses. They also make capital gain distributions if realized gains from the sale of securities exceed realized losses. The Compos-ite Growth & Income Fund normally declares and pays dividends near the end of each calendar quarter, when available. The Composite Government Fund, the Com-posite Income Fund and the Composite Tax-Exempt Fund declare dividends daily and pay monthly, when available. The Composite Money Fund declares and com-pounds dividends daily. Dividends, if declared, begin accruing on the day fol-lowing payment for purchase. Any capital gain distributions normally will be paid in December.

 Investors have four choices regarding dividends and capital gain distribu-tions. You can make your choice at the time of your initial purchase or by con-tacting the Funds' offices or your investment representative. The options in-clude:

 AUTOMATIC REINVESTMENT. Most shareholders elect this procedure. It is automat-ically effective unless another option is chosen. All dividends and capital gain distributions are reinvested into additional shares of the respective Fund. Automatic reinvestments generally provide the most capital growth.

 REINVEST DIVIDENDS IN ANOTHER COMPOSITE FUND. Income dividends may be automat-ically invested in the same class of shares of another Composite fund provided that fund is available for sale in the investor's state of residence.

 CASH PAYMENT OF INCOME AND REINVESTMENT OF ANY CAPITAL GAINS. With this op-tion, dividends are deposited to the investor's pre-authorized bank account or paid by check. Any capital gain distributions are reinvested in additional shares of the Fund.

 CASH PAYMENT OF ALL DISTRIBUTIONS. Dividends and capital gain distributions are deposited into a pre-authorized bank account or paid by check.

 OTHER INFORMATION. Reinvestments of income dividends and capital gain distri-butions are made at the closing NAV on the day dividends or distributions are deducted from the Fund's assets.

 If the investor has chosen to receive dividends or capital gain distributions in cash and the U.S. Postal Service cannot deliver the check, the Funds reserve the right to reinvest the check at the then-current NAV and to automatically reinvest subsequent dividends and capital gain distributions in the investor's account. The Funds may also automatically reinvest dividends or distributions of $10 or less.

INCOME TAXES ON DIVIDENDS AND CAPITAL GAINS

 Investors are responsible for federal income tax (and state and local income taxes, if applicable) on dividends and capital gain distributions. This is true whether investors are paid in cash or reinvested in additional shares. Investors will be advised annually as to the tax status of these dividends and distributions.

 Generally, dividends paid by the Acquiring Funds from interest, dividends, or net short-term capital gains will be taxed as ordinary income. Distributions of net long-term capital gains are taxable as long-term capital gains, regard-less of how long the investor has held the shares. If the shares are in an IRA or another qualified retirement plan, taxes are not paid on the reinvested amount until funds are withdrawn.

 Each of the Acquiring Funds complies with provisions of the Internal Revenue Code applicable to regulated investment companies and distributes its taxable income accordingly. Because of this, the Acquiring Funds do not anticipate be-ing subject to federal income or excise taxes on earnings they distribute to shareholders.

 Tax-exempt interest earned by the Composite Tax-Exempt Fund retains its tax-advantaged status when it is distributed to investors. However, a portion of the interest may be subject to federal alternative minimum tax and/or state and local taxes. Investors should consult a tax preparer who is familiar with local law. Interest income earned by the Composite Tax-Exempt Fund from any investments that are not tax-exempt will be taxable to shareholders, as will income from short-term and long-term capital gains from those investments.

 Because of tax law requirements, investors must provide the Funds an accurate Social Security number or taxpayer identification number or make certain cer-tifications to avoid the 31% "back-up" withholding tax.

-------------------------------------------------------------------------------
EXCHANGES FOR OTHER COMPOSITE FUNDS

 You may exchange shares of any of the Acquiring Funds for the same class of shares of any of the Funds. In addition to the Funds described in this Pro-spectus, there are Composite Funds that invest in other types of securities, including: income-generating securities, tax-exempt bonds, U.S. government se-curities, and money market instruments.

 Contact your investment representative or the Fund offices to request a pro-spectus for the Composite funds that interest you.

 Exchanges are made at the prevailing NAV of the shares being exchanged. No additional sales charge will be incurred when exchanging shares from a fund which imposes an initial or contingent deferred sales charge. Any contingent deferred sales charge on the subsequent sale of shares acquired by exchange will be based on the contingent deferred sales charge schedule of the Fund into or from which the shares were exchanged that would result in the greatest contingent deferred sales charge applicable to such shares. Shares exchanged from Composite Money Fund, Composite Tax-Exempt Fund or [Sierra] California Money Fund will be subject to the acquired fund's sales charge unless the shares given in exchange were previously exchanged from a Composite fund that imposes an initial or contingent deferred sales charge. The availability of the exchange privilege with respect to shares of [Sierra Prime Income] Fund is subject to the availability of shares of [Sierra Prime Income] Fund for ex-change purposes as stated in the SAI of [Sierra Prime Income] Fund. Also, al-though shares of [Sierra Prime Income] Fund may be exchanged for shares of the Funds, such exchanges are permitted approxi-

-------------------------------------------------------------------------------
mately once each calendar quarter so long as [Sierra Prime Income] Fund makes a repurchase offer for its shares in such quarter and so long as the [Sierra Prime Income] Fund repurchase offer is sufficiently large to include [Sierra Prime Income] Fund shares tendered for exchange. For more information about [Sierra Prime Income] Fund, please consult your investment representatives or call the Distributor.

 All exchanges are subject to the minimum investment requirements of the Com-posite fund being acquired and to its availability for sale in your state of residence. You may arrange for automatic monthly exchanges. The Funds reserve the right to refuse any order for the purchase of shares, including those by exchange. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a Fund and, consequently, may be disal-lowed. Exchanges of shares are sales and may result in a gain or loss for fed-eral and state income tax purposes. [Shares exchanged from the Money Fund will be subject to the acquired fund's sales charge unless the shares given in ex-change were previously exchanged from a Composite fund that imposes an initial or contingent deferred sales charge.]

HOW TO SELL SHARES

 Shareholders may redeem shares at any time. The price paid per share will be the next NAV that is calculated for all the Acquiring Funds. For the Composite Growth & Income Fund, the Composite Government Fund, the Composite Tax-Exempt Fund and the Composite Income Fund the NAVs are determined at the end of each business day of the New York Stock Exchange or at 1:00 p.m. Pacific time, whichever is earlier. Contingent deferred sales charges, if applicable, will be deducted upon redemption.

 TELEPHONE. Investors may authorize telephone transactions when they sign the Fund account application.

 Provided the shareholder has pre-authorized these transactions, shares may be redeemed or exchanged by telephoning 1-800-543-8072. Shareholders may also re-quest these transactions through an investment representative. Proceeds may be directed to a pre-authorized bank or broker account or to the address of rec-ord for the account. Exchanges also may be made by telephone.

 It may be difficult to reach the Fund offices by telephone during periods of unusual economic or market activity. The Transfer Agent is committed to ex-tending its availability beyond regular 7 a.m. to 6 p.m. (Pacific time) cus-tomer service hours during such periods. Calls requesting telephone redemption or exchanges during periods of unusual market activity that are received after business hours will be recorded and returned in the order they were received.

 For protection, all telephone instructions are verified. This is done by re-questing personal shareholder information, providing written confirmations of each telephone transaction, and recording telephone instructions. The Transfer Agent may require a Letter of Authorization, other documents, or authorization from the investor's broker to initiate telephone redemptions of $25,000 or more that are not directed to a pre-authorized bank or broker account. If rea-sonable procedures are used, neither the Transfer Agent nor the Funds will be liable for following telephone instructions which they reasonably believe to be genuine. Shareholders assume the risk of any losses in such cases. However, the Transfer Agent or the Funds

-------------------------------------------------------------------------------
may be liable for any losses because of unauthorized or fraudulent telephone instructions if reasonable procedures are not followed.

 WRITTEN REQUEST. Redemptions also may be requested by writing the Acquiring Funds' offices. Written requests may require a signature guarantee, as dis-cussed below, and the return of any outstanding share certificates. Changes in pre-authorized redemption instructions or shareholder account registration also require signature guarantees. For shareholder protection, the signa-ture(s) must be guaranteed by an entity acceptable to the Acquiring Funds.

 PROMPT PAYMENT. Payment normally will be made on the next business day after the transaction, but no later than seven days after the transaction unless the investor recently purchased Fund shares by check. In that case, redemption proceeds may be delayed until the Transfer Agent verifies collection of the check. Generally this occurs within 14 days. Redemption proceeds will be sent by check or Automated Clearing House transfer to the investor's bank account without charge. Wire redemption proceeds may be subject to a $10 fee. The re-ceiving bank also may charge a fee.

 SYSTEMATIC WITHDRAWAL PLAN. Shareholders may choose to receive specific cash withdrawals on a periodic basis. A $5,000 minimum balance is required to es-tablish a systematic withdrawal plan in an Acquiring Fund account. Shares of the Acquiring Fund will be redeemed to provide the requested payment. Class B shareholders may use a systematic withdrawal plan to redeem up to 12% of the beginning balance annually without incurring a contingent deferred sales charge. The beginning balance is the Fund account balance at the time the plan is established.

 OTHER CONSIDERATIONS. It is costly to maintain small accounts. Accordingly, an account may be closed after 90 days advance, written notice if the total account value falls below a minimum (currently $700 or, in the case of an IRA account, $500) when any transfer or redemption is made. Shares will be re-deemed at the next calculated NAV on the day the account is closed. To prevent an account closure, investors may purchase shares to bring their account bal-ance above the minimum during the 90-day grace period.
IRAS AND OTHER TAX-SHELTERED RETIREMENT PLANS

 Shares in the Composite Growth & Income Fund, the Composite Government Fund and the Composite Income Fund are particularly appropriate for many retirement plans, including IRAs, while shares in the Composite Money Fund may be appro-priate for many retirement plans. Retirement plan contributions are tax de-ductible in some cases, and earnings compound on a tax-deferred basis until withdrawn.

 From time to time, Composite Funds Distributor, Inc. or its affiliates may offer IRA bonuses on IRA rollovers and transfers to IRA accounts maintained by them. The Acquiring Funds do not pay any portion of these bonuses. The prod-ucts purchased through these rollovers and transfers may include the Funds. This payment may be considered a reduction in the Distributor's sales charge.

 Information about IRAs and other qualified retirement plans is available from the Acquiring Fund offices or your investment representative.

PERFORMANCE INFORMATION
 While past results are not necessarily indicative of future performance. Among the factors that influence the Acquiring Funds' performance are the type and quality of investments, operating expenses, and the net amount of new money coming into the Acquiring Funds.

 Pertinent information follows:

 AVERAGE ANNUAL TOTAL RETURN. "Average annual total return" shows the change in value of an investment in a Fund over a stated period as a steady compound rate of return. The calculation assumes reinvestment of dividends and capital gain distributions and payment of the maximum initial sales charge for Class A shares or the applicable contingent deferred sales charge for Class B or Class S shares.

 NON-STANDARDIZED TOTAL RETURNS. These "non-standardized total returns" differ from average annual total returns for the following reasons: First, they may relate to non-standard periods; second, they may represent cumulative (rather than average) total return and third, sales charges may not be deducted.

 YIELD. The Composite Government Fund, the Composite Income Fund and the Com-posite Tax-Exempt Fund calculate their current "yields" by dividing annualized net investment income per share for a stated 30-day period by the maximum of-fering price on the last day of the period. The result then is shown as a per-centage of the total investment.

 The Composite Money Fund defines yield as the income generated by the Fund over a seven-day period that is identified in the advertisement. The income is then annualized and shown as a percentage of the total investment.

 Yields are calculated separately for each class of shares. Because yield ac-counting methods differ from the methods used for other accounting purposes, the Composite Government Fund, the Composite Income Fund and the Composite Tax-Exempt Fund's yields may not equal the income paid to the shareholder's account or the income reported in the Funds' financial statements.

 EFFECTIVE YIELD. The Composite Money Fund calculates the effective yield by assuming that the income is reinvested when annualizing the seven-day yield. The effective yield will be higher than the yield because of the assumed com-pounding.

 DISTRIBUTION RATE. The Composite Government Fund, the Composite Income Fund and the Composite Tax-Exempt Fund's distribution rates are calculated by di-viding the actual ordinary income dividends per share (annualized) over a one-month or 12-month period by the maximum offering price at the end of the peri-od.

 TAXABLE-EQUIVALENT YIELD. The taxable-equivalent yield is the yield that an investor requires from a taxable investment to reach the same earnings level as a tax-exempt fund. The taxable-equivalent yield is calculated by: 1) Sub-tracting the investor's income tax rate from 1.0, and then 2) Dividing the Tax-Exempt Fund's stated yield by the answer to the first step.

 For example: To calculate a taxable-equivalent yield at a 36% tax rate, sub-tract .36 from 1.0, and divide the taxable fund's yield by the resulting .64.

 AVERAGE ANNUAL TOTAL RETURN. "Average annual total return" is the change in value of an investment in a Fund over a stated period as a steady compound rate of return. This calculation assumes reinvestment of dividends and capital gain distributions and payment of the maximum initial sales charge for Class A shares or the applicable contingent deferred sales charge for Class B or Class S shares.

 OTHER INFORMATION. Management has included a discussion of the Acquiring Funds' performance in their annual report, which is available upon request and without charge by calling the Fund offices.

-------------------------------------------------------------------------------

 The Acquiring Funds may quote performance results from recognized services and publications that monitor the performance of mutual funds. Included, too, may be comparisons of their performance with various published, historical in-dices.

 THE FUNDS' PERFORMANCE IS NOT FIXED NOR IS THE PRINCIPAL GUARANTEED. ASSET VALUES FLUCTUATE DAILY SO THAT AN INVESTOR'S SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. PAST PERFORMANCE SHOULD NOT BE INTERPRETED AS AN INDICATION OF A FUNDS' ACTUAL PERFORMANCE IN THE FUTURE. REPORTS TO SHAREHOLDERS

 Shareholders receive semiannual and annual reports. The financial statements in the annual reports are audited by independent accountants.

 Shareholders whose accounts are directly with the Acquiring Funds receive statements at least quarterly. These statements show account transactions, the total number of shares owned, and any dividends or distributions paid. Share-holders also receive written confirmation soon after each transaction which is not a dividend reinvestment, systematic investment program purchase, or sys-tematic withdrawal plan redemption.

                              [OUTSIDE BACK COVER]

                              THE COMPOSITE FUNDS

                           PROSPECTUS/PROXY STATEMENT

                                OCTOBER  , 1997

                               TABLE OF CONTENTS

                   PAGE
                   ----
 OVERVIEW OF MERG-
  ERS.............
 RISK FACTORS.....
 SPECIAL MEETING
  OF SHAREHOLD-
  ERS.............
 PROPOSAL 1: ELEC-
  TION OF TRUST-
  EES.............
 PROPOSALS 2, 3,
  4, 5, 6 and 7:
  APPROVAL OR DIS-
  APPROVAL OF
  AGREEMENT AND
  PLAN OF REORGA-
  NIZATION........
 INFORMATION ABOUT
  THE ACQUIRED
  FUNDS...........
 INFORMATION ABOUT
  THE ACQUIRING
  FUNDS...........
 VOTING INFORMA-
  TION............
 APPENDIX A: FORM
  OF AGREEMENT AND
  PLAN OF REORGA-
  NIZATION........
 APPENDIX B: EX-
  CERPTS FROM COM-
  POSITE FUNDS AN-
  NUAL REPORT.....
 APPENDIX C: ADDI-
  TIONAL INFORMA-
  TION ABOUT THE
  ACQUIRING
  FUNDS...........

                            _________________ FUND
                         A SERIES OF SIERRA TRUST FUNDS
                    PROXY SOLICITED BY THE BOARD OF TRUSTEES
         PROXY FOR SPECIAL MEETING OF SHAREHOLDERS -- DECEMBER __, 1997

     The undersigned hereby appoints William G. Papesh, Monte D. Calvin and John
T. West, and each of them separately, proxies with power of substitution to each, and hereby authorizes them to represent and to vote, as designated below, at the Special Meeting of Shareholders of the Fund indicated above, a series of
Sierra Trust Funds, on December __, 1997 at [                 ], and at any
adjournment thereof, all of the shares of the Fund which the undersigned would be entitled to vote if personally present.

                                        NOTE: Please sign exactly as your name
                                        appears on this proxy card. All joint
                                        owners should sign. When signing as
                                        executor, administrator, attorney,
                                        trustee or guardian or as custodian for
                                        a minor, please give full title as such.
                                        If a corporation, please sign in full
                                        corporate name and indicate the signer's office. If a partner, sign in the partnership name.


                                        ----------------------------
                                        Signature


                                        ----------------------------
                                        Signature (if held jointly)


                                        ----------------------------
                                        Date

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting. The Trustees recommend a vote FOR the proposals.


I.  Proposal to elect thirteen   For electing all the     Withhold authority to
    Trustees. The nominees for   nominees (except as      vote for all nominees
    Trustees are:                marked to the contrary
    David E. Anderson, Wayne L.  below)
    Attwood, M.D., Arthur H.
    Bernstein, Kristianne Blake,
    Edmond R. Davis, John W.            [_]                       [_]
    English, Anne V. Farrell,
    Michael K. Murphy, Alfred E.
    Osborne, Jr., William G.
    Papesh, Daniel L. Pavelich,
    Jay Rockey, and
    Richard C. Yancey.



To withhold authority to vote for one or more of the nominees, write those nominees' names below:

-------------------------------------------

II. Proposal to approve the Merger                   For  Against  Abstain
    of the Fund named on the reverse                 [_]    [_]      [_]
    side of this card, as described in
    the Prospectus/Proxy Statement and
    the relevant Agreement and Plan of
    Reorganization.


PLEASE SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

                              THE COMPOSITE FUNDS

                                   FORM N-14
                                     PART B


                      STATEMENT OF ADDITIONAL INFORMATION
                                October __, 1997

     This Statement of Additional Information ("the SAI") relates to proposed mergers (the "Mergers") of the U.S. Government Fund (the "Sierra Government Fund"), the Corporate Income Fund (the "Sierra Income Fund"), the Growth and Income Fund (the "Sierra Growth & Income Fund"), the Global Money Fund (the "Sierra Global Money Fund"), the U.S. Government Money Fund (the "Sierra Government Money Fund") and the National Municipal Fund (the "Sierra Municipal Fund") (each an "Acquired Fund"), series of the Sierra Trust Funds (the "Sierra Trust"), a Massachusetts business trust, into, respectively, the Composite U.S. Government Securities Fund (the "Composite Government Fund"), the Composite Income Fund, the Composite Growth & Income Fund (the "Composite Growth & Income Fund"), the Composite Money Market Fund (the "Composite Money Fund"), the Composite Money Fund and the Composite Tax-Exempt Bond Fund (the "Composite Tax-Exempt Bond Fund") (each an "Acquiring Fund"), series of The Composite Funds (the "Composite Trust"), a Massachusetts business trust.

     This Statement of Additional Information contains information which may be of interest to shareholders but which is not included in the Prospectus/Proxy Statement dated October __, 1997 (the "Prospectus/Proxy Statement") of the New Composite Trust which relates to the Mergers. As described in the Prospectus/Proxy Statement, the Mergers would involve the transfer of all the assets of each Acquired Fund in exchange for shares of the corresponding Acquiring Fund and the assumption of all the liabilities of the Acquired Fund. Each Acquired Fund would distribute the Acquiring Fund shares it receives to its shareholders in complete liquidation of the Acquired Fund.

     This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement. The Prospectus/Proxy Statement has been filed with the Securities and Exchange Commission and is available upon request and without charge by writing The Composite Funds, 601 West Main Avenue, Suite 300, Spokane, Washington 99201 or by calling 1-800-543-8072.

                               Table of Contents

Item                                                                        Page
----                                                                        ----
I.   Additional Information about Acquiring and Acquired Funds...............

II.  Financial Statements....................................................

 I. Additional Information about Acquiring and Acquired Funds.

     This Statement of Additional Information is accompanied by the Prospectus and Statement of Additional Information of the Sierra Trust, each dated October 31, 1997, which provides further information relating to the Acquired Funds.

     As described in the Prospectus/Proxy Statement, the Composite U.S. Government Securities Fund, Composite Income Fund, Composite Growth & Income Fund, Composite Money Fund and Composite Tax-Exempt Bond Fund will, immediately prior to and as a condition to the Mergers, acquire the assets and liabilities of and succeed to the business of, respectively, Composite U.S. Government Securities, Inc., Composite Income Fund, Inc., Composite Growth & Income Fund (a portfolio of Composite Equity Series, Inc.), Composite Cash Management Company:
Money Market Portfolio and Composite Tax-Exempt Bond Fund, Inc., each an investment company (or a series of an investment company) incorporated under the laws of the State of Washington. The term "Acquiring Funds" as used in this SAI refers to such Funds and their predecessors (i.e., both before and after the Reorganization as series of the Composite Trust).

     This Statement of Additional Information is accompanied by the Prospectus dated April 30, 1997 and the Statement of Additional Information dated April 30, 1997, as revised June 18, 1997, of the Composite Government Fund, the Composite Income Fund and the Composite Tax-Exempt Bond Fund, the Prospectus dated February 28, 1997 and the Statement of Additional Information dated February 28, 1997, as revised March 24, 1997 and June 18, 1997, of the Composite Growth & Income Fund, and the Prospectus dated February 28, 1997 and the Statement of Additional Information, dated April 30, 1997, as revised June 18, 1997, of the Composite Money Fund which provide further information about the Acquiring Funds, including information in respect of their investment objectives, policies and financial history.

     The following documents, which have previously been filed with the Securities and Exchange Commission, have been incorporated by reference into Part A of this Registration Statement:

(1) Prospectuses of the Sierra Trust dated October 31, 1996 (filed on October 30, 1996 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 33-27489 and 811-5775)

(2) Supplement dated September 1, 1997 to Prospectuses of the Sierra Trust (filed on September 15, 1997 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 33-27489 and 811-5775)

(3) Statement of Additional Information of the Sierra Trust dated October 31, 1996 (filed on October 30, 1996 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 33-27489 and 811-5775)

(4) Prospectus of the Composite Government Fund, Composite Income Fund, Inc. and Composite Tax-Exempt Bond Fund, Inc. (the "Composite Bond Funds") dated April 30, 1997 (filed on April 25, 1997 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 002-76643 and 811-3426, 002-54998 and 811-2604 and 002-57530 and 811-2681)

(5) Statement of Additional Information of the Composite Bond Funds dated April 30, 1997, as revised June 18, 1997 (filed on June 18, 1997 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 002-76643 and 811-3426, 002-54998 and 811-2604 and 002-57530 and 811-2681)

(6) Prospectus of the Composite Growth & Income Fund dated February 28, 1997 (filed on February 25, 1997 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 002-11380 and 811-565)

(7) Statement of Additional Information of the Composite Growth & Income Fund dated February 28, 1997, as revised March 24, 1997 and June 18, 1997 (filed on June 18, 1997 pursuant to Rule 497 under the Securities Act of 1933), (Registration Nos. 002-11380 and 811-565)

(8) Prospectus of the Composite Money Fund dated April 30, 1997 (filed on April 24, 1997 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 002-65242 and 811-2941)

(9) Statement of Additional Information of the Composite Money Fund dated April 30, 1997, as revised June 18, 1997 (filed on June 18, 1997 pursuant to Rule 497 under the Securities Act of 1933) (Registration Nos. 002-65242 and 811-
     2941)

(10) Annual Report of the Sierra Trust dated June 30, 1997 (filed on September 5, 1997) (Registration Nos. 33-27489 and 811-5775)

(11) Annual Report of the Composite Bond Funds dated December 31, 1996 (filed on February 19, 1997) (Registration Nos. 002-76643 and 811-3426, 002-54998 and
     811-2604 and 002-57530 and 811-2681)

(12) Semi-Annual Report of the Composite Bond Funds dated June 30, 1997 (filed on August 27, 1997) (Registration Nos. 002-76643 and 811-3426, 002-54998
     and 811-2604 and 002-57530 and 811-2681)

(13) Annual Report of the Composite Growth & Income Fund dated October 31, 1996 (filed on December 23, 1996) (Registration Nos. 002-11380 and 811-565)

(14) Semi-Annual Report of Composite Growth & Income Fund dated April 30, 1997 (filed on June 26, 1997) (Registration Nos. 002-11380 and 811-565)

(15) Annual Report of Composite Cash Management Company dated December 31, 1996 (filed on February 14, 1997) (Registration Nos. 002-65242 and 811-2941)

(16) Semi-Annual Report of Composite Cash Management Company dated June 30, 1997 (filed on August 26, 1997) (Registration Nos. 002-65242 and 811-2941)

 II. Financial Statements.

     This Statement of Additional Information is accompanied by the Annual Report of the Sierra Government Fund, Sierra Income Fund, Sierra Growth & Income Fund, Sierra Global Money Fund, Sierra Government Money Fund and Sierra Municipal Fund for the year ended June 30, 1997, each of which contains historical financial information regarding such funds; the Semi-Annual Reports for the six-month period ended June 30, 1997 and the Annual Reports for the year ended December 31, 1996 of the Composite Government Fund, Composite Income Fund, Composite Money Fund, Composite Tax-Exempt Bond Fund, which each respectively contain historical financial information regarding such funds, and the Annual Report for the period ended October 31, 1996 and the Semi-Annual Report for the period ended April 30, 1997 of the Composite Growth & Income Fund which contain historical financial information regarding such fund. Such reports have been filed with the Securities and Exchange Commission and are incorporated herein by reference.

     Pro forma financial statements are provided on the following pages for each of the Acquiring Funds.

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT JUNE 30, 1997 (unaudited)

                                                                          Composite
                                                     Sierra U.S.       U.S. Government      Pro Forma       Pro Forma
                                                   Government Fund     Securities Fund     Adjustments       Combined
                                                   ---------------     ---------------     -----------     ------------
ASSETS:
    Investments, at value, (cost $474,836,318,     $   478,326,512     $   121,557,004                     $599,883,516
      $122,152,209, and $596,988,527
    Cash, receivables, and other assets                 34,093,977           1,123,832                       35,217,809
                                                   ---------------     ---------------                     ------------
            Total Assets                               512,420,489         122,680,836                      635,101,325
                                                   ---------------     ---------------                     ------------
LIABILITIES:
    Reverse repurchase agreements *                     91,789,563                                           91,789,563
    Accrued expenses and other liabilities               2,037,204             352,583                        2,389,787
    Payable for investment securities purchased         48,661,707                                           48,661,707
                                                   ---------------     ---------------                     ------------
            Total Liabilities                          142,488,474             352,583                      142,841,057
                                                   ---------------     ---------------                     ------------
            Net Assets                             $   369,932,015     $   122,328,253                     $492,260,268
                                                   ---------------     ---------------                     ------------

Outstanding Shares
------------------
    Class A                                             27,040,300          11,437,387      (2,272,281)      36,205,406
                                                   ---------------     ---------------                     ------------
    Class B                                              2,130,374             277,515        (179,222)       2,228,667
                                                   ---------------     ---------------                     ------------
    Class S                                                950,480                  -          (79,954)         870,526
                                                   ---------------     ---------------                     ------------
    Class I                                              8,567,415                  -         (720,648)       7,846,767
                                                   ---------------     ---------------                     ------------

Net Asset Value
---------------
    Class A                                        $   258,553,449     $   119,430,672                     $377,984,121
                                                   ---------------     ---------------                     ------------
    Class B                                        $    20,370,022     $     2,897,581                     $ 23,267,603
                                                   ---------------     ---------------                     ------------
    Class S                                        $     9,088,294                  -                      $  9,088,294
                                                   ---------------     ---------------                     ------------
    Class I                                        $    81,920,250                  -                      $ 81,920,250
                                                   ---------------     ---------------                     ------------

Net Asset Value
   Per Share
---------------
    Class A                                        $          9.56     $         10.44                     $      10.44
                                                   ---------------     ---------------                     ------------
    Class B                                        $          9.56     $         10.44                     $      10.44
                                                   ---------------     ---------------                     ------------
    Class S                                        $          9.56                  -                      $      10.44
                                                   ---------------     ---------------                     ------------
    Class I                                        $          9.56                  -                      $      10.44
                                                   ---------------     ---------------                     ------------

*   As reorganized, the Fund will not be allowed to engage in reverse repurchase agreements.  Accordingly, this position will have to be settled prior to consummation of the reorganization.

See accompanying notes to pro forma financial statements.


PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 1996 (Unaudited)

                                                                                    Composite
                                                             Sierra U.S.         U.S. Government       Pro Forma         Pro Forma
                                                           Government Fund       Securities Fund      Adjustments         Combined
                                                           ---------------       ---------------      -----------       -----------
INVESTMENT INCOME:
     Interest and Other                                        $38,316,798           $10,992,841      $         0       $49,309,639
                                                               -----------           -----------      -----------       -----------


EXPENSES:
     Management fees                                             2,587,377               984,485         (560,063)        3,011,799
     Administration fees                                         1,646,513                     0       (1,646,513)                0
     Transfer agent fees                                                 0               146,145          544,600           690,745
     Distribution fees
          Class A Shares                                         1,023,196               218,510           78,759         1,320,465
          Class B Shares                                           225,764                26,484                0           252,248
          Class S Shares                                           261,672                     0                0           261,672
     All other expenses                                            974,522               172,981         (331,168)          816,335
     Expense reimbursement                                      (1,931,111)                    0        1,931,111                 0
                                                               -----------           -----------      -----------       -----------
Subtotal                                                         4,787,933             1,548,605           16,726         6,353,264
                                                               -----------           -----------      -----------       -----------
     Fees paid indirectly                                          (32,587)               (3,182)               0           (35,769)
                                                               -----------           -----------      -----------       -----------
Total Expenses                                                   4,755,346             1,545,423           16,726         6,317,495
                                                               -----------           -----------      -----------       -----------


NET INVESTMENT INCOME                                           33,561,452             9,447,418          (16,726)       42,922,144
                                                               -----------           -----------      -----------       -----------



REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From:
 Security Transactions                                          (5,210,094)             (386,962)               0        (5,597,056)
 Future contracts                                               (2,376,021)                    0                0        (2,376,021)
Net Unrealized Appreciation (Depreciation) of:
 Securities                                                     (9,099,308)                    0                0        (9,099,308)
 Foreign currency, written options, futures
 contracts and other assets and liabilities                        125,950            (6,198,006)               0        (6,072,056)
                                                               -----------           -----------      -----------       -----------
Net Realized and Unrealized Gain (Loss) on Investments         (16,559,473)           (6,584,968)               0       (23,144,441)
                                                               -----------           -----------      -----------       -----------


INCREASE IN NET ASSETS RESULTING FROM OPERATIONS               $17,001,979           $ 2,862,450      $   (16,726)      $19,847,703
                                                               ===========           ===========      ===========       ===========

See accompanying notes to pro forma financial statements.


PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 1997(Unaudited)



                                                                                 Composite
                                                             Sierra U.S.        U.S. Government      Pro Forma       Pro Forma
                                                           Government Fund      Securities Fund     Adjustments      Combined
                                                          ------------------   -----------------   -------------  ---------------
INVESTMENT INCOME:
     Interest and Other                                          $16,846,906          $4,610,844              $0      $21,457,750
                                                          ------------------   -----------------   -------------  ---------------


EXPENSES:
     Management fees                                               1,107,156             405,280        (197,852)       1,314,584
     Administration fees                                             704,553                            (704,553)               0
     Registration fees                                                10,480              10,714               0           21,194
     Transfer agent fees                                                   0              58,718         234,042          292,760
     Postage, printing, and office expense                           134,262              38,042         (85,660)          86,644
     Audit and legal fees                                             23,513               6,241               0           29,754
     Custodian fees                                                   31,563              19,161               0           50,724
     Director and trustee fees                                         1,650               5,057               0            6,707
     Distribution fees
          Class A Shares                                             356,411             115,176             893          472,480
          Class B Shares                                             106,160              14,439        (108,965)          11,634
          Class S Shares                                              50,257                   0         (45,713)           4,544
     Other                                                           875,875*              2,278               0          878,153
     Expense reimbursement                                          (782,669)                            782,669                0
     Fees paid indirectly                                             (5,613)               (889)              0           (6,502)
                                                          ------------------   -----------------   -------------  ---------------
Total Expenses                                                     2,613,598             674,217        (125,139)       3,162,676
                                                          ------------------   -----------------   -------------  ---------------


NET INVESTMENT INCOME                                             14,233,308           3,936,627         125,139       18,295,074
                                                          ------------------   -----------------   -------------  ---------------

REALIZED AND UNREALIZED GAIN  (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From Security Transactions                  206,839            (747,914)              0         (541,075)
   (excluding short term securities)
Net Unrealized Appreciation (Depreciation) of Investments         (1,443,597)            326,683               0       (1,116,914)
                                                          ------------------   -----------------   -------------  ---------------
Net Realized and Unrealized Gain (Loss) on Investments            (1,236,758)           (421,231)              0       (1,657,989)
                                                          ------------------   -----------------   -------------  ---------------


INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                 $12,996,550          $3,515,396        $125,139      $16,637,085
                                                          ==================   =================   =============  ===============

* Include interest of $780,416.

See accompanying notes to pro forma financial statements.

COMPOSITE U.S. GOVERNMENT SECURITIES FUND (1) and SIERRA U.S. GOVERNMENT FUND Combined Portfolio of Investments
June 30, 1997
(Unaudited)

  PRINCIPAL                                                                                                          MARKET
   AMOUNT                                                                                                             VALUE
------------                                                                                                      ------------
                            U.S. TREASURY OBLIGATIONS - 27.86%

 $ 1,000,000     U.S. Treasury Bond, 5.625% due 2/15/2006                                               **        $    939,376
  18,250,000     U.S. Treasury Bond, 7.25% due 5/15/2016, 08/15/2022                                    **          19,039,706
   6,500,000     U.S. Treasury Bond, 7.50% due 11/15/2016                                               **           6,948,910
   5,000,000     U.S. Treasury Bond, 6.25% due 8/15/2024                                                **           4,628,130
     500,000     U.S. Treasury Bond, 6.50% due 11/15/2026                                               **             479,375
  25,570,000     U.S. Treasury Bond, 6.50% due 11/15/2026*                                                          24,523,165
  20,000,000     U.S. Treasury Bond, 6.625% due 02/15/2027*                                                         19,568,800
   5,500,000     U.S. Treasury Note, 6.25% due 03/31/1999*                                                           5,518,920
   3,700,000     U.S. Treasury Note, 6.375% due 05/15/2000                                                           3,713,283
  21,400,000     U.S. Treasury Note, 6.375% due 09/30/2001*                                                         21,403,424
  42,600,000     U.S. Treasury Note, 6.625% due 05/15/2007*                                                         42,952,728
  17,838,259     U.S. Treasury Inflation Index Bond, 3.375% due 01/15/2007                                          17,409,070
                                                                                                                  ------------
                 TOTAL U.S. TREASURY OBLIGATIONS (COST $167,254,413)                                               167,124,867
                                                                                                                  ------------

                         MORTGAGE BACKED SECURITIES - 71.85%

                 GOVERNMENT NATIONAL MORTGAGE ASSOCIATION (GNMA) - 26.99%

   4,907,768     6.00% due 04/20/2026                                                                   **           4,533,565
  21,843,195     6.50% due 08/15/2023 to 04/15/2026                                                     **          20,908,087
   2,594,064     6.875% due 12/20/2022                                                                  **           2,663,219
  19,204,665     7.00% due 07/15/2008 to 08/15/2023                                                     **          19,010,415
   7,495,594     7.125% due 05/20/2022 to 09/20/2022                                                    **           7,720,648
   1,577,897     8.00% due 04/15/2022                                                                   **           1,613,894
   1,782,200     8.50% due 05/15/2022                                                                   **           1,852,932
   3,038,238     9.50% due 07/15/2016 to 09/15/2020                                                     **           3,278,451
      16,100     11.50% due 07/15/2015                                                                  **              18,173
      43,128     13.50% due 09/15/2014 to 12/15/2014                                                    **              50,150
      40,211     14.00% due 06/15/2011                                                                  **              46,859
   7,804,082     7.00% due 01/15/2024 to 05/15/2026                                                                  7,662,836
  77,568,492     7.50% due 12/15/2022 to 12/15/2023                                                                 78,144,230
   8,476,674     9.00% due 10/15/2008 to 06/15/2022                                                                  9,060,610
   4,894,157     9.50% due 04/15/2016 to 11/15/2017                                                                  5,308,363
   1,249,343     9.50% due 02/20/2017 to 03/20/2021                                                                  1,342,549
                                                                                                                  ------------
                                                                                                                   162,214,961
                                                                                                                  ------------


                 FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNMA) - 3.75%

      39,698     5.50% due 02/01/2009                                                                                   37,992
  15,465,681     7.00% due 06/01/2010 to 06/01/2012                                                                 15,444,158
   5,409,647     8.00% due 05/01/2022 to 01/01/2025                                                                  5,576,593
     850,585     8.50% due 02/01/2023 to 09/01/2025                                                                    888,062
     516,573     9.00% due 06/01/2016 to 06/01/2021                                                                    550,507
                                                                                                                  ------------
                                                                                                                    22,497,312
                                                                                                                  ------------

                 FEDERAL HOME LOAN MORTGAGE CORPORATION (FMLMC) - 32.19%

  25,532,203     6.50% due 02/01/2011 to 10/01/2025                                                                 24,999,381
   2,214,362     7.00% due 07/01/2024 to 12/01/2026                                                                  2,184,982
 134,064,871     7.50% due 05/01/2010 to 06/01/2027                                                                135,926,367
   3,856,148     8.50% due 04/01/2019                                                                                4,046,526

COMPOSITE U.S. GOVERNMENT SECURITIES FUND (3) and SIERRA U.S. GOVERNMENT FUND Combined Portfolio of Investments (continued)
June 30, 1997
(Unaudited)

 PRINCIPAL                                                                                                MARKET
  AMOUNT                                                                                                   VALUE
-----------                                                                                           ------------
$ 1,161,849     8.75% due 01/01/2013                                                                  $  1,215,096
  1,978,160     9.00% due 12/01/2008 to 08/01/2022                                                       2,104,158
    741,900     9.50% due 06/01/2016 to 05/01/2017                                                         797,577
 21,500,000     TBA, GOLD, 7.50% due 04/01/2012#                                                        21,822,500
                                                                                                      ------------
                                                                                                       193,996,587
                                                                                                      ------------


                COLLATERALIZED MORTGAGE OBLIGATIONS - GNMA BACKED - 8.70%

  1,950,000     Federal National Mortgage Association, 7.50% due 8/25/2001                        **     1,990,790
    943,584     Federal National Mortgage Association - ACES, 6.783% due 1/17/2003                **       945,943
  6,408,000     Federal National Mortgage Association, 8.00% due 6/25/2005                        **     6,510,970
  2,230,000     Federal National Mortgage Association, 6.00% due 8/25/2007                        **     2,185,868
     95,053     Federal National Mortgage Association, 8.50% due 2/25/2018                        **        95,695
                Federal National Mortgage Association, REMIC, Pass-through certificates:
  4,000,000          Trust 89-18, Class C, 9.50% due 04/25/2004                                          4,300,000
     27,420          Trust 90-133, Class K, (I/O), 1009.50% due 11/25/2020                                 835,635
  1,417,625          Trust 92-83, Class X, 7.00% due 02/25/2022                                          1,284,269
  5,690,515          Trust 93-162, Class E, 6.00% due 08/25/2023                                         5,165,906
 16,696,334     Federal National Mortgage Association,Trust 96-274, Class 1,  (P/O),
                Zero coupon due 10/01/2025                                                              12,209,925
  8,500,000     Federal Home Loan Mortgage Corporation, 6.85% due 7/25/2018                       **     8,485,380
  2,500,000     Federal Home Loan Mortgage Corporation, REMIC, Pass-through certificates,
                Series 1288, Class HA, 5.50% due 11/15/2020                                              2,328,900
                    4,900,000     Merrill Lynch, 6.50% due 8/27/2015                              **     4,785,776
                    1,053,442     Mortgage Capital Trust, 9.25% due 6/01/2017                     **     1,085,692
                                                                                                      ------------
                                                                                                        52,210,749
                                                                                                      ------------
                TOTAL MORTGAGE-BACKED SECURITIES (cost $427,995,114)                                   431,029,629
                                                                                                      ------------

                SHORT-TERM INVESTMENT - 0.29%
  1,739,000     Repurchase agreement with Goldman Sachs, collateralized
                by a U.S. Treasury Note, in a joint trading account at 5.75%
                dated 06/30/97, due 07/01/97 with a maturity value of
                $1,739,278 (cost $1,739,000)                                                      **     1,739,000
                                                                                                      ------------
                TOTAL INVESTMENTS (cost $596,988,527)                                                 $589,883,516
                                                                                                      ============

GLOSSARY OF TERMS
GOLD=Payments are on an recalculated 45-day payment cycle instead of 75-day cycle
I/O = Interest Only
P/O = Principal Only
REMIC = Real Estate Mortgage Investment Conduit

 * A portion or all of these securities are pledged as collateral for reverse repurchase agreements.
 # Security purchased on a when-issued basis.
** Security held by the Composite Fund. Other securities were held by the Sierra
   Fund.

(1) Formerly Composite U.S. Government Securities, Inc.

Composite U.S. Government Securities Fund and Sierra U.S. Government Fund

Notes to Pro Forma Financial Statements (unaudited)


1.   Basis of Combination

     The pro forma combined financial statements reflect the combined financial position of Composite U.S. Government Securities Fund (formerly Composite U.S. Government Securities, Inc.) and Sierra U.S. Government Fund at June 30, 1997, and the pro forma combined results of operations for the year ended December 31, 1996 and the six month period ended June 30, 1997 as though the reorganization had occurred on January 1, 1996.

     The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of how the pro forma combined financial statements would have appeared had the reorganization actually occurred.

     The Pro Forma Combined Portfolio of Investments, Statement of Assets and Liabilities, and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

     The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Sierra U.S. Government Fund in exchange for shares of Composite U.S. Government Securities Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity.

     The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


2.   Pro Forma Combined Portfolio of Investments

     Securities held by the two funds have been combined in the accompanying Combined Portfolio of Investments. Securities marked "**" are those securities held by the Composite Fund. Those not marked are held by the Sierra Fund. Securities are stated at market value as determined by the Funds as of June 30, 1997. Historical cost amounts represent the combined cost basis of the securities.

Composite U.S. Government Securities Fund and Sierra U.S. Government Fund

3.   Pro Forma Statements of Assets and Liabilities

     Shares outstanding have been adjusted to reflect the conversion of Sierra shares into Composite shares based upon the net asset value of Composite shares at June 30, 1997.


4.   Pro Forma Statements of Operations

     The pro forma statements of operations reflect the following adjustments:

     A. A decrease in management fees to reflect the new fee structure. Fees are based on .50% of average daily net assets up to $500,000,000 and .40% of average daily net assets over that amount. In addition, the previous management fee waiver for Sierra will no longer be in effect.

     B. An elimination of the Sierra administration fees, now incorporated in the management fee structure. Also, expenses of the Fund will no longer be reimbursed. Shareholder servicing and distribution expenses have been adjusted to reflect a rate of .25% (an increase of .05% for Composite shareholders) of average daily net assets. Other expenses have been adjusted based on an overall estimated expense ratio of .97%.

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT JUNE 30, 1997 (unaudited)

                                                    Sierra Corporate     Composite      Pro Forma      Pro Forma
                                                       Income Fund      Income Fund    Adjustments     Combined
                                                    ----------------    -----------    -----------    ------------
ASSETS:
      Investments, at value, (cost $240,671,845,
        $84,833,119, and $325,504,964)                $250,239,423      $86,394,037                   $338,633,460
      Cash, receivables, and other assets                5,684,055        1,551,864                      7,235,919
                                                      ------------      -----------                   ------------
                 Total Assets                          255,923,478       87,945,901                    343,869,379
                                                      ------------      -----------                   ------------

LIABILITIES:
      Accrued expenses and other liabilities             1,263,569          341,451                      1,605,020
      Payable for dollar roll transactions              28,747,979                                      28,747,979
                                                      ------------      -----------                   ------------

                 Total Liabilities                      30,011,548          341,451                     30,352,999
                                                      ------------      -----------                   ------------

                 Net Assets                           $225,911,930      $87,604,450                   $313,516,380
                                                      ============      ===========                   ============

Outstanding Shares
------------------
      Class A                                           18,966,729        8,734,395     2,312,948       30,014,072
                                                      ============      ===========                   ============
      Class B                                            2,035,268          793,230       242,884        3,071,382
                                                      ============      ===========                   ============
      Class S                                              205,775              -          25,062          230,837
                                                      ============      ===========                   ============
      Class I                                              705,975              -          85,998          791,973
                                                      ============      ===========                   ============

Net Asset Value
------------------
      Class A                                         $195,530,521      $80,301,577                   $275,832,098
                                                      ============      ===========                   ============
      Class B                                          $20,981,782       $7,302,873                    $28,284,655
                                                      ============      ===========                   ============
      Class S                                           $2,121,394              -                       $2,121,394
                                                      ============      ===========                   ============
      Class I                                           $7,278,233              -                       $7,278,233
                                                      ============      ===========                   ============

Net Asset Value
  Per Share
------------------
      Class A                                               $10.31            $9.19                          $9.19
                                                      ============      ===========                   ============
      Class B                                               $10.31            $9.21                          $9.21
                                                      ============      ===========                   ============
      Class S                                               $10.31              -                            $9.19
                                                      ============      ===========                   ============
      Class I                                               $10.31              -                            $9.19
                                                      ============      ===========                   ============

See accompanying notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 1996 (Unaudited)


                                                         Sierra Corporate    Composite       Pro Forma       Pro Forma
                                                            Income Fund     Income Fund     Adjustments      Combined
                                                         ----------------   ------------   ------------    -------------
INVESTMENT INCOME:
        Interest and Other                                  $28,440,951      $7,234,241     $         0     $ 35,675,192
                                                            -----------      ----------     -----------     ------------


EXPENSES:
        Management fees                                       2,200,890         599,008        (315,199)       2,484,699
        Administration fees                                   1,185,095               0      (1,185,095)               0
        Transfer agent fees                                           0         114,258         407,070          521,328
        Distribution fees
             Class A Shares                                     751,597         133,640          47,921          933,158
             Class B Shares                                     239,489          57,828               0          297,317
             Class S Shares                                      99,931               0               0           99,931
        All other expenses                                      469,819         131,792          50,049          651,660
        Expense reimbursement                                  (990,489)              0         990,489                0
                                                            -----------      ----------     -----------     ------------
Subtotal                                                      3,956,332       1,036,526          (4,765)       4,988,093
                                                            -----------      ----------     -----------     ------------
        Fees paid indirectly                                     (1,455)         (7,838)              0           (9,293)
                                                            -----------      ----------     -----------     ------------
Total Expenses                                                3,954,877       1,028,688          (4,765)       4,978,800
                                                            -----------      ----------     -----------     ------------

NET INVESTMENT INCOME                                        24,486,074       6,205,553           4,765       30,696,392
                                                            -----------      ----------     -----------     ------------


REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From Security Transactions            (557,759)      1,098,430               0          540,671
   (excluding short term securities)
Net Unrealized Appreciation (Depreciation) of Investments   (24,938,702)     (4,354,365)              0      (29,293,067)
                                                            -----------      ----------     -----------     ------------
Net Realized and Unrealized Gain (Loss) on Investments      (25,496,461)     (3,255,935)              0      (28,752,396)
                                                            -----------      ----------     -----------     ------------


INCREASE IN NET ASSETS RESULTING FROM OPERATIONS            ($1,010,387)     $2,949,618     $     4,765     $  1,943,996
                                                            ===========      ==========     ===========     ============

See accompanying notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 1997 (Unaudited)


                                                         Sierra Corporate     Composite       Pro Forma       Pro Forma
                                                           Income Fund       Income Fund     Adjustments      Combined
                                                         ---------------     -----------     -----------     -----------
INVESTMENT INCOME:
     Interest and Other                                      $11,259,253      $3,382,296     $         0     $14,641,549
                                                             -----------      ----------     -----------     -----------


EXPENSES:
     Management fees                                             852,050         277,115         (95,800)      1,033,365
     Administration fees                                         458,796               0        (458,796)              0
     Transfer agent fees                                               0          50,322         160,186         210,508
     Distribution fees
          Class A Shares                                         270,763          74,059          22,169         366,991
          Class B Shares                                         109,794          35,477               0         145,271
          Class S Shares                                          14,141               0               0          14,141
     All other expenses                                          199,219          61,677         (32,846)        228,050
     Expense reimbursement                                      (358,866)              0         358,866               0
                                                             -----------      ----------     -----------     -----------
Subtotal                                                       1,545,897         498,650         (46,221)      1,998,326
                                                             -----------      ----------     -----------     -----------
     Fees paid indirectly                                              0            (807)              0            (807)
                                                             -----------      ----------     -----------     -----------
Total Expenses                                                 1,545,897         497,843         (46,221)      1,997,519
                                                             -----------      ----------     -----------     -----------

NET INVESTMENT INCOME                                          9,713,356       2,884,453          46,221      12,644,030
                                                             -----------      ----------     -----------     -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From Security Transactions             (505,087)        639,526               0         134,439
   (excluding short term securities)
Net Unrealized Appreciation (Depreciation) of Investments     (3,391,336)       (328,204)              0      (3,719,540)
                                                             -----------      ----------     -----------     -----------
Net Realized and Unrealized Gain (Loss) on Investments        (3,896,423)        311,322               0      (3,585,101)
                                                             -----------      ----------     -----------     -----------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS              $5,816,933      $3,195,775        $ 46,221     $ 9,058,929
                                                             ===========      ==========     ===========     ===========

See accompanying notes to pro forma financial statements.


COMPOSITE INCOME FUND (1) and SIERRA CORPORATE INCOME FUND
COMBINED PORTFOLIO OF INVESTMENTS
June 30, 1997
(Unaudited)


 PRINCIPAL                                                                                                                MARKET
  AMOUNT                                 U.S. TREASURY OBLIGATIONS - 7.07%                                                 VALUE
-----------                                                                                                             -----------

$ 5,225,000      U.S. Treasury Bond, 7.25% due 08/15/2022                                                      **       $ 5,453,599
  6,325,000      U.S. Treasury Bond, 6.25% due 08/15/2023                                                      **         5,854,584
  1,250,000      U.S. Treasury Bond, 6.50% due 11/15/2026                                                      **         1,198,439
  5,000,000      U.S. Treasury Bond, 13.75% due 08/15/2004                                                                7,038,450
  1,000,000      U.S. Treasury Note, 9.00% due 05/15/1998                                                      **         1,027,501
  1,000,000      U.S. Treasury Note, 7.75% due 01/31/2000                                                      **         1,036,563
  1,000,000      U.S. Treasury Note, 6.25% due 10/31/2001                                                      **           995,938
  1,250,000      U.S. Treasury Note, 5.875% due 11/15/2005                                                     **         1,196,485
                                                                                                                        -----------
                 TOTAL U.S. TREASURY OBLIGATIONS (cost $23,546,875)                                                      23,801,559
                                                                                                                        -----------

                                        MORTGAGE-BACKED SECURITIES - 16.01%

                                             GOVERNMENT AGENCY - 13.66%
    238,498      Federal Home Loan Mortgage Corporation, 9.00% due 12/01/2004                                  **           247,815
 14,000,000      Federal Home Loan Mortgage Corporation, Commitment to Purchase, 8.00% due 01/01/2027                    14,310,625
  1,875,918      Federal Home Loan Mortgage Corporation, GOLD #C00362, 9.00% due 06/01/2024                               1,983,784
    988,121      Federal Home Loan Mortgage Corporation, GOLD #C80253, 9.00% due 01/01/2025                               1,044,938
  1,707,367      Federal National Mortgage Association, 8.00% due 12/01/2026                                   **         1,746,317
 14,000,000      Government National Mortgage Association, Commitment to Purchase, GOLD, 8.00% due 01/01/2027            14,306,250
  2,528,679      Government National Mortgage Association, 6.00% due 02/15/2024                                **         2,351,679
  8,908,907      Government National Mortgage Association, 6.50% due 08/15/2023
                 to 04/15/2026                                                                                 **         8,527,517
  1,504,354      Government National Mortgage Association, 7.00% due 07/15/2023                                **         1,478,502
                                                                                                                        -----------
                                                                                                                         45,997,427
                                                                                                                        -----------

                                       COLLATERALIZED MORTGAGE OBLIGATIONS -
                                           GOVERNMENT AGENCY BACKED 1.4%
    705,322      Federal Home Loan Mortgage Corporation, 8.75% due 06/15/2005                                  **           720,083
  1,000,000      Federal Home Loan Mortgage Corporation, 7.50% due 07/15/2020                                  **         1,014,036
  2,918,692      Weyerhaeuser 1982-C FHA Putable, 7.43% due 06/01/2022                                         **         2,967,747
                                                                                                                        -----------
                                                                                                                          4,701,866
                                                                                                                        -----------

                                    COLLATERALIZED MORTGAGE OBLIGATIONS - 0.95%
  1,750,000      Donaldson, Lufkin & Jenrette, 7.35% due 12/18/2003                                            **         1,743,865
    862,557      Resolution Trust Corporation - 1991-M2 - A-2, 7.55% due 09/25/2020                            **           654,924
    850,000      Ryland Mortgage Securities Corporation - 1992-12A, 6.50%
                 due 09/25/2023                                                                                **           801,448
                                                                                                                        -----------
                                                                                                                          3,200,237
                                                                                                                        -----------
                 TOTAL MORTGAGE-BACKED SECURITIES (cost $53,357,461)                                                     53,899,530
                                                                                                                        -----------

                                          CORPORATE BONDS & NOTES - 72.20%

  1,000,000      Aetna Services, Inc., 7.625% due 08/15/2026                                                   **           996,825
  2,000,000      American General Corporation, 9.625% due 02/01/2018                                                      2,120,000
    850,000      American Home Products Corporation, 7.25% due 03/01/2023                                      **           831,880
  1,000,000      AMR Corporation, 9.75% due 03/15/2000                                                         **         1,076,115
    400,000      Banc One Corporation, Sub. Note, 10.00% due 08/15/2010                                                     490,500
  1,000,000      Bank of New York, 7.875% due 11/15/2002                                                       **         1,042,813
  1,000,000      Barclays North American Capital Corporation, Capital Note, 10.50% due 12/15/2017*                        1,066,250
  9,000,000      Barclays North American Capital Corporation, Capital Note, 9.75% due 05/15/2021*                        10,181,250
  1,000,000      Barnett Banks, Florida, Inc., Sub. Note, 10.875% due 03/15/2003                                          1,181,250
  1,000,000      Boeing Company, 8.75% due 08/15/2021                                                          **         1,163,085
  4,000,000      Boeing Company, 8.75% due 08/15/2021*                                                                    4,660,000
  2,850,000      BP America Inc., Guaranteed Deb., (British Petroleum Company), 10.00% due 07/01/2018                     3,049,500
  1,500,000      Burlington Northern, 8.75%, due 02/25/2022                                                    **         1,668,647
  1,600,000      Burlington Resources, 9.125% due 10/01/2021                                                   **         1,870,570
  5,000,000      Caterpillar Inc., Sinking fund Deb., 9.75% due 06/01/2019*                                               5,468,750
    750,000      Conagra, Inc., 9.75% due 03/01/2021                                                           **           920,309
  6,030,000      Conrail Inc., Deb., 9.75% due 06/15/2020                                                                 7,401,825
  2,000,000      Continental Corporation, 7.25% due 03/01/2003                                                 **         2,011,354
    500,000      Crane Company, 8.50% due 03/15/2004                                                           **           539,596



COMPOSITE INCOME FUND (1) and SIERRA CORPORATE INCOME FUND
COMBINED PORTFOLIO OF INVESTMENTS (continued)
June 30, 1997
(Unaudited)

   PRINCIPAL                                                                                                    MARKET
    AMOUNT                                                                                                       VALUE
--------------                                                                                                -------------
    $2,000,000        Dart & Kraft Finance NV, 7.75% due 11/30/1998                                  **         $2,033,882
       500,000        Developers Diversified Realty, 6.58% due 02/06/2001                            **            490,174
     5,000,000        du Pont (E.I.) de Nemours & Company, Deb., 8.25% due 01/15/2022*                           5,162,500
     3,010,000        Federal Paper Board Company, Deb., 10.00% due 04/15/2011                                   3,698,537
     1,250,000        FHP International, 7.00% due 09/15/2003                                        **          1,238,041
     1,100,000        First Interstate Bancorp, Sub. Note, 9.125% due 02/01/2004                                 1,222,375
     1,000,000        First Nationwide, 10.00% due 10/01/2006                                        **          1,149,191
     1,000,000        Fleming Companies, Inc., 5.77% due 08/06/1998                                  **            954,506
     2,000,000        Ford Holdings, Inc., Deb., 9.375% due 03/01/2020*                                          2,367,500
     3,750,000        Ford Motor Company, Deb., 8.875% due 01/15/2022                                            4,293,750
       900,000        Franchise Finance Corporation, 7.00% due 11/30/2000                            **            902,890
     1,100,000        Franchise Finance Corporation, 7.875% due 11/30/2005                           **          1,139,030
     1,000,000        GATX Leasing Corporation, MTN, 10.00% due 03/21/2001                                       1,100,000
     8,000,000        General Motors Corporation, Deb., 9.40% due 07/15/2021                                     9,480,000
       850,000        Golden Books Publishing, 7.65% due 09/15/2002                                  **            805,375
       250,000        GTE Corporation, Deb., 10.30% due 11/15/2017                                                 265,625
     1,000,000        GTE Corporation, Sinking Fund Deb., 10.75% due 09/15/2017                                  1,057,500
     1,300,000        Hartford Life Insurance Company, 7.65% due 06/15/2027                                      1,295,125
     1,450,000        Integon Corporation, 8.00% due 08/15/1999                                      **          1,463,713
     6,000,000        James River Corporation, Deb.,  9.25% due 11/15/2021                                       6,690,000
     1,250,000        Kemper Corporation, 6.875% due 09/15/2003                                      **          1,243,249
     1,000,000        Loral Corporation, 8.375% due 6/15/2024                                        **          1,094,546
     1,000,000        Loral Corporation, 7.625% due 6/15/2025                                        **          1,012,056
     5,000,000        Louisiana Power & Light Company, First Mortgage, 8.50% due 07/01/2022                      5,025,000
     1,000,000        Manufacturers and Traders Trust Company, 8.125% due 12/01/2002                 **          1,050,083
     1,500,000        May Department Stores Company, Deb., 9.875% due 06/15/2021*                                1,704,375
     5,100,000        May Department Stores Company, Deb., 8.375% due 10/01/2022*                                5,240,250
     1,000,000        Mellon Financial Company, Sub. Deb., 9.75% due 06/15/2001                                  1,101,250
       500,000        Mercantile Bank, 7.625% due 10/15/2002                                         **            515,709
     5,000,000        Mississippi Power & Light Company, First and Refundable Mortgage,
                      8.65% due 01/15/2023                                                                       5,325,000
     8,125,000        NCNB Corporation, Sub. Note, 10.20% due 07/15/2015*                                       10,176,562
     1,000,000        Niagara Mohawk Power, 9.75% due 11/01/2005                                     **          1,093,328
     1,445,000        Niagara Mohawk Power, 8.77% due 01/01/2018                                     **          1,489,672
     3,800,000        Norfolk Southern Corporation, 7.80% due 05/15/2027                                         3,895,000
     1,000,000        Norwest Corporation, 6.65% due 10/15/2023                                      **            894,630
     8,700,000        Occidental Petroleum Corporation, Sr. Deb., 11.125% due 08/01/2010                        11,233,875
     6,500,000        Ogden Corporation, Deb., 9.25% due 03/01/2022                                              7,304,375
     1,000,000        Pacific Gas and Electric, 9.08% due 12/15/1997                                 **          1,014,265
     2,500,000        Panhandle Eastern Pipe Line Company, Deb., 8.625% due 04/15/2025                           2,662,500
     8,500,000        Petro-Canada, Deb., 9.25% due 10/15/2021                                                  10,136,250
     2,000,000        Philadelphia Electric Company, First and Refundable Mortgage,
                      8.25% due 09/01/2022                                                                       2,100,000
     5,950,000        Phillips Petroleum Company, Deb., 9.180% due 09/15/2021*                                   6,500,375
     6,860,000        Praxair, Inc., Deb., 8.70% due 07/15/2022                                                  7,400,225
     1,400,000        Riviera Holdings Corporation, 11.00% due 12/31/2002                            **          1,477,000
       500,000        Summit Bancorp, 8.625% due 12/10/2002                                          **            535,380
     1,200,000        Texas Utilities Electric, 9.50% due 08/01/1999                                 **          1,263,511
     1,200,000        Texas Utilities Electric Company, First Mortgage, 8.875% due 02/01/2022                    1,269,000
     3,000,000        Texas Utilities Electric Company, First Mortgage, 8.75% due 11/01/2023                     3,255,000
     7,800,000        Textron Inc., Deb., 8.75%, due 07/01/2022                                                  8,453,250
     5,750,000        Trans-Canada Pipeline Corporation, Deb., 8.50% due 03/20/2023                              6,073,438
     8,260,000        Time Warner, Inc., Deb., 9.15% due 02/01/2023                                              9,098,980
     8,450,000        Tyco Laboratories, Inc., Deb., 9.50% due 05/01/2022                                        9,717,500
     5,000,000        United Air Lines Inc., Equipment Trust certificates, 10.85% due 07/05/2014                 6,237,500
     3,000,000        United Air Lines Inc., Pass-through certificates, 9.080% due 10/26/2015                    3,266,250
     5,500,000        United Air Lines Inc., Pass-through certificates, 9.560% due 10/19/2018                    6,283,750
       300,000        U S West Capital Funding, Inc., 6.95% due 01/15/2037                           **            297,514
     1,000,000        V.F. Corporation, Note, 9.50% due05/01/2001                                                1,091,250
     1,000,000        Weyerhaeuser Corporation, 7.125% due 07/15/2023                                **            959,691
                                                                                                             -------------
                      TOTAL NON-CONVERTIBLE CORPORATE BONDS & NOTES (cost $233,636,353)                        243,041,822
                                                                                                             -------------




COMPOSITE INCOME FUND (1) and SIERRA CORPORATE INCOME FUND
COMBINED PORTFOLIO OF INVESTMENTS (continued)
June 30, 1997
(Unaudited)

PRINCIPAL                                                                                                              MARKET
  AMOUNT                                                                                                                VALUE
----------                                                                                                          ------------
                            CONVERTIBLE CORPORATE BONDS - 1.34%

  $250,000        Battle Mountain Gold Company, 6.00% due 01/04/2005                                      **            $201,875
 1,000,000        CII Financial, 7.50% due 09/15/2001                                                     **             945,000
   200,000        First State Bancorporation, 7.50% due 04/30/2017                                        **             216,750
 1,400,000        Integrated Device Technology, Inc., 5.50% due 06/01/2002                                **           1,195,250
   350,000        Jumbosports, Inc., 4.25% due 11/01/2000                                                 **             242,375
   750,000        Spectrum Holobyte, Inc., 6.50% due 09/15/2002                                           **             544,688
 1,200,000        Veterinary Centers of America, 5.25% due 05/01/2006                                     **             838,500
                                                                                                                    ------------
                  TOTAL CONVERTIBLE CORPORATE BONDS (cost $4,103,142)                                                  4,184,435
                                                                                                                    ------------
                            U.S. DOLLAR FOREIGN OBLIGATIONS - 0.72%


 1,000,000        Province of Alberta, 9.25% due 04/01/2000                                               **           1,073,010
 1,750,000        United Mexican States, Series B, 6.25% due 12/31/2019                                   **           1,356,250
                                                                                                                    ------------
                  TOTAL FOREIGN OBLIGATIONS (cost $2,048,522)                                                          2,429,260
                                                                                                                    ------------

  SHARES
----------
                            PREFERRED STOCKS - 0.95%

     2,000        California Federal Bank, Series B                                                       **             220,500
     4,700        Equity Residential Properties Trust, Series E (Convertible)                             **             125,138
    15,100        First Industrial Realty Trust, Series A                                                 **             396,375
    17,500        Integon Corporation (Convertible)                                                       **           1,161,562
    13,000        Microsoft Corporation (Convertible)                                                     **           1,131,000
     5,500        Pacificare Health Systems, Inc., Series A (Convertible)                                 **             147,712
                                                                                                                    ------------
                  TOTAL PREFERRED STOCK (cost $2,718,147)                                                           ????????????
                                                                                                                    ------------
  SHARES
----------
                            INVESTMENT COMPANY SECURITY - 1.58%

 5,305,464        Lehman Provident Tempfund (cost $5,305,464)                                                          5,305,464
                                                                                                                    ------------


PRINCIPAL
  AMOUNT
----------
                            REPURCHASE AGREEMENT - 0.23%

  $789,000        Repurchase agreement with Goldman Sachs, collateralized by a
                  U.S. Treasury Note, in a joint trading account at 5.75%, dated
                  06/30/1997, due 07/01/1997, with a maturity value of $789,126
                  (cost $789,000)                                                                         **             789,000
                                                                                                                    ------------


                  TOTAL INVESTMENTS (cost $325,504,964)                                                             ???????????
                                                                                                                    ============

                  * Security to pledged as collateral for dollar roll transactions.

                  **Security held by the Composite Fund.  Other securities were held by the
                    Sierra fund,

                  GOLD = Payments are made on an accelerated 45-day payment cycle instead of 75-day cycle
                  MTN  = Medium Term Note

                  (1)  Formerly Composite Income Fund, Inc.




Composite Income Fund and Sierra Corporate Income Fund

Notes to Pro Forma Financial Statements (unaudited)



1.   Basis of Combination

     The pro forma combined financial statements reflect the combined financial position of Composite Income Fund (formerly Composite Income Fund, Inc.) and Sierra Corporate Income Fund at June 30, 1997, and the pro forma combined results of operations for the year ended December 31, 1996 and the six month period ended June 30, 1997 as though the reorganization had occurred on January 1, 1996.

     The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of how the pro forma combined financial statements would have appeared had the reorganization actually occurred.

     The Pro Forma Combined Portfolio of Investments, Statement of Assets and Liabilities, and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

     The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Sierra Corporate Income Fund in exchange for shares of Composite Income Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity.

     The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


2.   Pro Forma Combined Portfolio of Investments

     Securities held by the two funds have been combined in the accompanying Combined Portfolio of Investments. Securities marked "**" are those securities held by the Composite Fund. Those not marked are held by the Sierra Fund. Securities are stated at market value as determined by the Funds as of June 30, 1997. Historical cost amounts represent the combined cost basis of the securities.

Composite Income Fund and Sierra Corporate Income Fund

3.   Pro Forma Statements of Assets and Liabilities

     Shares outstanding have been adjusted to reflect the conversion of Sierra shares into Composite shares based upon the net asset value of Composite shares at June 30, 1997.


4.   Pro Forma Statements of Operations

     The pro forma statements of operations reflect the following adjustments:

     A. A decrease in management fees to reflect the new fee structure. Fees are based on .625% of average daily net assets up to $250,000,000 and .50% of average daily net assets over that amount.

     B. An elimination of the Sierra administration fees, now incorporated in the management fee structure. Also, expenses of the Fund will no longer be reimbursed. Shareholder servicing and distribution expenses have been adjusted to reflect a rate of .25% of average daily net assets. Other expenses have been adjusted based on an overall estimated expense ratio of 1.09%.


PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 1996 (Unaudited)


                                                         Sierra Global     Composite Money          Pro Forma           Pro Forma
                                                           Money Fund        Market Fund           Adjustments           Combined
                                                         --------------    ---------------         -----------         ------------
INVESTMENT INCOME:
        Interest and Other                               $    9,296,450    $    11,252,565         $         0         $20,549,015
                                                         --------------    ---------------         -----------         ------------


EXPENSES:
        Management fees                                         681,261            916,867            (101,874)          1,496,254
        Administration fees                                     510,947                  0            (510,947)                  0
        Transfer agent fees                                           0            411,078             561,487             972,565
        Distribution fees
             Class A Shares                                     364,959             20,720            (385,679)                  0
             Class B Shares                                       5,001              1,270                   0               6,271
             Class S Shares                                     174,336                  0                   0             174,336
        All other expenses                                      306,506            460,353             (93,545)            673,314
        Expense reimbursement                                  (809,156)          (202,612)            824,736            (187,032)
                                                         --------------    ---------------         -----------      --------------
        Subtotal                                              1,233,854          1,607,676             294,178           3,135,708
                                                         --------------    ---------------         -----------      --------------

        Fees paid indirectly                                     (6,667)           (66,693)                  0             (73,360)
                                                         --------------    ---------------         -----------      --------------
Total Expenses                                                1,227,187          1,540,983             294,178           3,062,348
                                                         --------------    ---------------         -----------      --------------


NET INVESTMENT INCOME                                         8,069,263          9,711,582            (294,178)         17,486,667
                                                         --------------    ---------------         -----------         -----------


REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From Security Transactions              10,818                  0                   0              10,818
   (excluding short term securities)
Net Unrealized Appreciation (Depreciation) of Investments             0                  0                   0                   0
                                                         --------------    ---------------         -----------         -----------
Net Realized and Unrealized Gain (Loss) on Investments           10,818                  0                   0              10,818
                                                         --------------    ---------------         -----------         -----------


INCREASE IN NET ASSETS RESULTING FROM OPERATIONS         $    8,080,081    $     9,711,582           ($294,178)        $17,497,485
                                                         ==============    ===============         ===========         ===========


See accompanying notes to pro forma financial statements.







PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 1997 (Unaudited)


                                                             Sierra Global      Composite Money      Pro Forma       Pro Forma
                                                               Money Fund         Market Fund       Adjustments      Combined
                                                             -------------      ---------------     -----------     -----------
INVESTMENT INCOME:
      Interest and Other                                       $4,909,540           $6,747,798        $       0     $11,657,338
                                                               ----------           ----------        ---------     -----------

EXPENSES:
      Management fees                                             351,058              543,906          (60,434)        834,530
      Administration fees                                         263,293                    0         (263,293)              0
      Transfer agent fees                                               0              247,317          295,128         542,445
      Distribution fees
           Class A Shares                                         136,340               11,581         (147,921)              0
           Class B Shares                                           5,220                  614                0           5,834
           Class S Shares                                          34,868                    0                0          34,868
      All Other Expenses                                          218,633              249,286          (92,380)       (375,539)
      Expense reimbursement                                      (301,660)            (113,150)         310,494        (104,316)
                                                               ----------           ----------        ---------     -----------
      Subtotal                                                    707,752              939,554           41,594       1,688,900
                                                               ----------           ----------        ---------     -----------
      Fees paid indirectly                                         (4,893)             (29,327)               0         (34,220)
                                                               ----------           ----------        ---------     -----------
Total Expenses                                                    702,859              910,227           41,594       1,654,680
                                                               ----------           ----------        ---------     -----------

NET INVESTMENT INCOME                                           4,206,681            5,837,571          (41,594)     10,002,658
                                                               ----------           ----------        ---------     -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From Security Transactions                 8,702                    0                0           8,702
   (excluding short term securities)
Net Unrealized Appreciation (Depreciation) of Investments               0                    0                0               0
                                                               ----------           ----------        ---------     -----------
Net Realized and Unrealized Gain (Loss) on Investments              8,702                    0                0           8,702
                                                               ----------           ----------        ---------     -----------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS               $4,215,383           $5,837,571         ($41,594)    $10,011,360
                                                               ==========           ==========      ===========     ===========

See accompanying notes to pro forma financial statements.

COMPOSITE MONEY MARKET FUND (1) and SIERRA GLOBAL MONEY FUND
Combined Portfolio of Investments
June 30, 1997
(Unaudited)


  PRINCIPAL                                                                             MARKET
   AMOUNT                           SHORT-TERM INVESTMENTS                               VALUE
  ---------                                                                           -----------

                                   BANKERS ACCEPTANCES - 1.32%
   $3,000,000      Chase Manhattan Bank NA New York, 5.56% due 07/14/1997          ** $ 2,993,977
    3,000,000      Chase Manhattan Bank NA New York, 5.60% due 08/19/1997          **   2,977,133
                                                                                      -----------
                   TOTAL BANKERS ACCEPTANCE (cost $5,971,110)                           5,971,110
                                                                                      -----------

                            CERTIFICATES OF DEPOSIT - DOMESTIC - 5.77%
    3,000,000      Bank of America, 5.57% due 11/07/1997                                2,999,481
    3,000,000      Bank of America, 5.85% due 11/03/1997                                3,000,000
    8,000,000      Bankers Trust Corporation, 5.70% due 07/10/1997                      8,000,000
    5,000,000      Bankers Trust New York Corporation, 5.70% due 07/10/1997        **   5,000,019
    7,000,000      NationsBank Corporation, 5.54% due 07/15/1997                        7,000,000
                                                                                      -----------
                   TOTAL CERTIFICATES OF DEPOSIT - DOMESTIC (cost $25,999,500)         26,999,500
                                                                                      -----------

                            CERTIFICATES OF DEPOSIT - FOREIGN - 18.33%
    5,000,000      Australia & New Zealand Bank, 5.70% due 07/07/1997              **   5,000,005
    5,000,000      Banque Nationale de Paris, 5.70% due 08/04/1997                      5,000,000
    3,000,000      Barclays Bank Plc, 5.94% due 06/19/1998                              2,998,725
    8,000,000      Dai-Ichi Kangyo Bank Ltd., 5.81% due 07/10/1997*                     8,000,019
    2,000,000      Deutsche Bank, 5.56% due 07/21/1997                                  2,000,011
    2,000,000      Deutsche Bank, 5.69% due 10/28/1997                                  1,999,688
    5,000,000      Deutsche Bank, 5.70% due 02/06/1998                                  4,998,845
    6,000,000      Industrial Bank of Japan, 5.67% due 07/11/1997                       6,000,017
    2,500,000      Industrial Bank of Japan, 5.84% due 08/18/1997                       2,500,033
    2,000,000      Rabobank Nederland, 5.99% due 03/24/1998                             1,999,304
    9,200,000      Sanwa Bank Ltd., 5.65% due 07/07/1997                                9,199,969
    7,000,000      Societe Generale, New York, 5.72% due 08/06/1997                     7,000,069
    2,000,000      Societe Generale, New York, 5.84% due 10/06/1997                     1,999,847
    5,000,000      Societe Generale New York Branch, 5.50% due 08/07/1997          **   5,000,050
    5,000,000      Sumitomo Bank Ltd., 5.66% due 07/03/1997                             5,000,011
    2,000,000      Sumitomo Bank Ltd., 5.75% due 08/19/1997                             2,000,000
    5,000,000      Swiss Bank Corporation, 5.98% due 03/19/1998                         4,999,317
    7,000,000      Westdeutsche Landesbank Girozentrale, 5.52% due 07/07/1997      **   7,000,118
                                                                                      -----------
                   TOTAL CERTIFICATES OF DEPOSIT - FOREIGN (cost $82,696,028)          82,696,028
                                                                                      -----------

                               COMMERCIAL PAPER - DOMESTIC - 37.50%
    5,000,000      American Express Credit Corporation, 5.54% due 08/04/1997       **   4,973,839
    5,000,000      Associates Corporation of North America, 5.635% due 07/15/1997 *     4,989,247
    4,000,000      Associates Corporation of North America, 5.653% due 07/24/1997 *     3,985,817
    8,000,000      Banc One Corporation, 5.631% due 07/01/1997 *                        8,000,000
    8,000,000      BBL-North America, Inc., 5.78% due 07/01/1997 *                      8,000,000
    5,000,000      BT Securities Corporation, 5.65% due 07/11/1997                 **   4,992,153
    5,000,000      Bank of New York Company, Inc., 5.535% due 07/22/1997           **   4,983,856
    5,000,000      Bear Stearns Company, Inc., 5.60% due 08/11/1997                **   4,968,111
    5,000,000      Bear Stearns Company, Inc., 5.60% due 08/15/1997                **   4,965,000
    5,000,000      Beneficial Corporation, 5.61% due 07/01/1997                    **   5,000,000
    2,500,000      Beneficial Corporation, 5.56% due 07/28/1997                    **   2,489,575
    5,000,000      Chrysler Financial Corporation, 5.58% due 08/12/1997            **   4,967,450
    5,000,000      John Deere Capital Corporation, 5.61% due 07/07/1997            **   4,995,325
    5,000,000      Ford Motor Credit Company, 5.60% due 07/08/1997                 **   4,994,556
    4,000,000      Ford Motor Credit Company, 5.55% due 08/25/1997                 **   3,966,083
    9,000,000      Ford Motor Credit Company, 5.884% due 12/02/1997 *                   8,782,860
    5,000,000      General Electric Capital Corporation, 5.62% due 07/07/1997      **   4,995,317
    5,000,000      General Electric Capital Corporation, 5.63% due 07/07/1997      **   4,995,308
    3,000,000      General Electric Capital Corporation, 6.00% due 01/23/1998 *         2,902,150


COMPOSITE MONEY MARKET FUND (1) and SIERRA GLOBAL MONEY FUND
Combined Portfolio of Investments (continued)
June 30, 1997
(Unaudited)

  PRINCIPAL                                                                                     MARKET
   AMOUNT                                                                                        VALUE
-------------                                                                                -------------
  $3,000,000         General Motors Acceptance Corporation, 5.59% due 07/03/1997     **        $2,999,068
   4,500,000         General Motors Acceptance Corporation, 5.44% due 07/14/1997     **         4,491,160
   4,000,000         Goldman Sachs Group L.P., 6.15% due 07/01/1997                  **         4,000,000
   5,000,000         Goldman Sachs Group L.P., 5.60% due 09/03/1997                  **         4,950,222
   3,000,000         IBM Corporation, 5.56% due 08/05/1997                           **         2,983,783
   5,000,000         IBM Corporation, 5.55% due 08/25/1997                           **         4,957,604
   4,300,000         International Lease Finance Corporation, 5.55% due 08/11/1997   **         4,272,820
   2,600,000         International Lease Finance Corporation, 5.58% due 09/03/1997   **         2,574,208
   1,979,000         Koch Industries, 6.165% due 07/01/1997 *                                   1,979,000
   4,000,000         Merrill Lynch and Company, 5.58% due 07/16/1997                 **         3,990,700
   5,000,000         Merrill Lynch and Company, 5.58% due 08/08/1997                 **         4,970,550
   2,000,000         Merrill Lynch and Company, 5.62% due 08/08/1997                 **         1,988,136
   5,000,000         Morgan Stanley Group Inc., 5.57% due 07/21/1997                 **         4,984,528
   5,000,000         Morgan Stanley Group Inc., 5.61% due 08/25/1997                 **         4,957,146
   2,114,000         Nebraska Higher Education Loan Program, 5.55% due 07/24/1997    **         2,106,504
   5,000,000         Oyster Creek Fuel Corporation, 5.55% due 07/09/1997             **         4,993,833
   5,000,000         Sears Roebuck Acceptance Corporation, 5.63% due 07/07/1997      **         4,995,308
   5,000,000         Sears Roebuck Acceptance Corporation, 5.58% due 07/23/1997      **         4,982,950
                                                                                             -------------
                     TOTAL COMMERCIAL PAPER - DOMESTIC (cost $169,124,167)                    169,124,167
                                                                                             -------------


                                   COMMERCIAL PAPER - FOREIGN - 21.58%
   3,000,000         Abbey National North America Corporation, 5.771% due 08/01/1997*           2,985,508
   2,000,000         Abbey National North America Corporation, 5.522% due 08/11/1997*           1,987,928
   5,000,000         ABN Amro Bank, N.V., 5.776% due 08/19/1997 *                               4,961,787
   5,000,000         American Honda Finance Corporation, Inc., 5.57% due 7/21/1997   **         4,984,528
   2,500,000         American Honda Finance Corporation, Inc., 5.57% due 7/25/1997   **         2,490,717
   5,000,000         Barclays U.S. Funding Corporation, 5.825% due 08/22/1997*                  4,959,122
   4,000,000         BHP Finance (USA) Inc., 5.55% due 07/08/1997                    **         3,995,683
   1,700,000         BHP Finance (USA) Inc., 5.55% due 07/09/1997                    **         1,697,903
   8,000,000         Den Danske Corporation, 5.789% due 07/02/1997 *                            7,998,749
   5,000,000         Eksportfinans A/S, 5.56% due 07/31/1997                         **         4,976,833
   2,500,000         Eksportfinans A/S, 5.60% due 08/21/1997                         **         2,480,167
   6,000,000         Hitachi America, Limited, 5.55% due 08/18/1997                  **         5,955,600
   5,000,000         Hitachi America, Limited, 5.57% due 10/16/1997                  **         4,917,224
   5,000,000         Pemex Capital, Inc. - Series B, 5.55% due 09/17/1997            **         4,939,875
   5,000,000         Rank Xerox Capital (Europe) PLC, 5.55% due 07/17/1997           **         4,987,667
   2,000,000         Sharp Electronics Corporation, 5.60% due 07/03/1997             **         1,999,378
   5,000,000         Sharp Electronics Corporation, 5.55% due 08/15/1997             **         4,965,313
   1,100,000         Toshiba Capital (Asia) Limited, 5.63% due 08/14/1997            **         1,092,431
   4,625,000         Toshiba International Finance (UK) PLC, 5.72% due 08/04/1997    **         4,600,015
   4,000,000         Toshiba International Finance (UK) PLC, 5.76% due 08/28/1997    **         3,962,880
   2,500,000         Toshiba International Finance (UK) PLC, 5.60% due 10/07/1997    **         2,461,889
   5,000,000         Toyota Motor Credit Corporation, 5.54% due 09/16/1997           **         4,940,753
   9,000,000         UBS Finance, Inc., 6.135% due 07/01/1997 *                                 9,000,000
                                                                                             ------------
                     TOTAL COMMERCIAL PAPER - FOREIGN (cost $97,341,950)                       97,341,950
                                                                                             ------------

                                    CORPORATE NOTES AND BONDS - 5.24%
   5,000,000         American Express Centurian Bank, 5.6575% due 07/03/1998*        **         5,000,000
   3,500,000         Caterpillar Financial Services Corporation, 7.24% due 12/15/1997**         3,520,155
   2,000,000         Dean Witter Discover Company, 5.6375% due 07/16/1997*           **         2,000,000
   2,000,000         General Motors Acceptance Corporation, 5.62% due 07/01/1997*    **         2,000,732
   1,000,000         General Motors Acceptance Corporation, 6.75% due 07/10/1997     **         1,000,262
   1,500,000         General Motors Acceptance Corporation, 5.75% due 10/08/1997     **         1,498,835
   1,400,000         Household Finance Corporation, 6.70% due 08/08/1997             **         1,401,388



COMPOSITE MONEY MARKET FUND (1) and SIERRA GLOBAL MONEY FUND
Combined Portfolio of Investments (continued)
June 30, 1997
(Unaudited)


  PRINCIPAL                                                                                                      MARKET
   AMOUNT                                                                                                         VALUE
-------------                                                                                                --------------
  $4,200,000         IBM Corporation, 6.375% due 11/01/1997                                                **    $4,210,012
   1,000,000         Tonkin Building Associates LLC, 5.64% due 07/02/1997*                                 **     1,000,000
   2,000,000         Watts Brothers Frozen Foods LLC, 5.64% due 07/02/1997*                                **     2,000,000
                                                                                                             --------------
                     TOTAL CORPORATE NOTES AND BONDS (cost $23,631,384)                                          27,631,384
                                                                                                             --------------

                                     FEDERAL AGENCY OBLIGATIONS - 2.55%
   2,500,000         Federal Farm Credit Bank, 5.4975% due 7/17/1997*                                      **     2,499,185
   1,000,000         Federal Home Loan Bank, 5.528% due 07/19/1997*                                        **       999,674
   1,000,000         Federal Home Loan Bank, 5.528% due 07/28/1997*                                        **       999,900
   4,000,000         Federal Home Loan Bank, 5.67% due 03/05/1998                                          **     4,000,000
   3,000,000         Federal Home Loan Bank, 5.91% due 03/24/1998                                          **     3,000,000
                                                                                                             --------------
                     TOTAL FEDERAL AGENCY OBLIGATIONS (cost $11,498,759)                                         11,498,759
                                                                                                             --------------

                                          MEDIUM-TERM NOTES - 7.31%
   3,000,000         Abbey National Treasury Services, 5.64% due 11/03/1997                                       2,999,602
   9,000,000         Bayerische Landesbank, 5.558% due 06/26/1998 #                                               8,993,095
   5,000,000         CoreStates Bank, 5.648% due 03/16/1998 #                                                     5,000,000
   5,000,000         John Deere Capital, 5.85% due 07/03/1997                                                     4,999,981
   6,000,000         Korea Development Bank, 5.843% due 06/16/1998 #                                              5,998,884
   5,000,000         Society National Bank, 5.58% due 07/08/1997 #                                                4,999,935
                                                                                                             --------------
                     TOTAL MEDIUM-TERM NOTES (cost $32,991,497)                                                  32,991,497
                                                                                                             --------------

                                        REPURCHASE AGREEMENT - .40%
   1,783,000         Repurchase agreement with Goldman Sachs and Company, collateralized by a U.S.
                     Treasury Note, in a joint trading account at 5.75%, dated 06/30/1997, due 07/01/1997
                     with a maturity value of $1,783,285 (cost $1,783,000)                                 **     1,783,000
                                                                                                             --------------
                     TOTAL INVESTMENTS (cost $451,037,395)                                                     $451,037,395
                                                                                                             ==============

                     *Floating Rate Note. The interest rate, is subject to change periodically, based on a market interest rate index.

                     **Security held by the Composite Fund. Other securities were held by the Sierra Fund.

                     # Variable rate security. The interest rate shown reflects the rate currently in effect.

                      Rate represents annualized yield at date of purchase (unaudited).

                     (1) Formerly Composite Cash Management Company Money Market Portfolio.

Composite Money Market Fund and Sierra Global Money Fund

Notes to Pro Forma Financial Statements (unaudited)



1.   Basis of Combination

     The pro forma combined financial statements reflect the combined financial position of Composite Money Market Fund (formerly Composite Cash Management Company Money Market Portfolio) and Sierra Global Money Fund at June 30, 1997, and the pro forma combined results of operations for the year ended December 31, 1996 and the six month period ended June 30, 1997 as though the reorganization had occurred on January 1, 1996.

     The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of how the pro forma combined financial statements would have appeared had the reorganization actually occurred.

     The Pro Forma Combined Portfolio of Investments, Statement of Assets and Liabilities, and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

     The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Sierra Global Money Fund in exchange for shares of Composite Money Market Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity.

     The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


2.   Pro Forma Combined Portfolio of Investments

     Securities held by the two funds have been combined in the accompanying Combined Portfolio of Investments. Securities marked "**" are those securities held by the Composite Fund. Those not marked are held by the Sierra Fund. Securities are stated at market value which approximates fair value. Historical cost amounts represent the combined cost basis of the securities.

Composite Money Market Fund and Sierra Global Money Fund

3.   Pro Forma Statements of Assets and Liabilities

     Shares outstanding have been adjusted to reflect the conversion of Sierra shares into Composite shares based upon the net asset value of Composite shares at June 30, 1997.


4.   Pro Forma Statements of Operations

     The pro forma statements of operations reflect the following adjustments:

     A. A decrease in management fees to reflect the new fee structure. Fees are based on .40% of average daily net assets.

     B. An elimination of administration fees, now incorporated in the management fee structure. Expenses of the Fund will be reimbursed at a rate of .0005% of average daily net assets and have been adjusted accordingly. Shareholder servicing and distribution expenses have been adjusted to reflect the elimination of 12b-1 fees. Postage, printing, office expense, and other has been adjusted based on an overall estimated expense ratio of .79%.

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT JUNE 30, 1997 (unaudited)



                                                         Sierra U.S.
                                                         Government     Composite Money        Pro Forma       Pro Forma
                                                         Money Fund       Market Fund         Adjustments      Combined
                                                       --------------   ---------------     --------------   --------------
ASSETS:
         Investments, at value, (cost $33,653,549,
            $260,818,394, and $294,471,943)               $33,653,549       $260,818,394                        $294,471,943
         Cash, receivables, and other assets                  677,491          3,787,156                           4,464,647
                                                       --------------   ----------------                     ---------------
              Total Assets                                 34,331,040        264,605,550                         298,936,590
                                                       --------------   ----------------                     ---------------

LIABILITIES:
         Accrued expenses and other liabilities             1,664,297          8,167,003                       7,029,379,500
                                                       --------------   ----------------                     ---------------

              Total Liabilities                             1,664,297          8,167,003                           9,831,300
                                                       --------------   ----------------                     ---------------
              Net Assets                                  $32,666,743       $256,438,547                        $289,105,290
                                                       ==============   ================                     ===============

Outstanding Shares
------------------
         Class A                                           30,529,135        256,221,535      (10,562)           286,740,108
                                                       ==============   ================                     ===============
         Class B                                            1,802,096            217,012         (624)             2,018,484
                                                       ==============   ================                     ===============
         Class S                                              345,772           -                (120)               345,652
                                                       ==============   ================                     ===============
         Class I                                                1,045           -                   1                  1,046
                                                       ==============   ================                     ===============
Net Asset Value
---------------
         Class A                                          $30,518,573       $256,221,535                        $286,740,108
                                                       ==============   ================                     ===============
         Class B                                           $1,801,472           $217,012                          $2,018,484
                                                       ==============   ================                     ===============
         Class S                                             $345,652            -                                  $345,652
                                                       ==============   ================                     ===============
         Class I                                               $1,046            -                                    $1,046
                                                       ==============   ================                     ===============

Net Asset Value
   Per Share
---------------
         Class A                                                $1.00              $1.00                               $1.00
                                                       ==============   ================                     ===============
         Class B                                                $1.00              $1.00                               $1.00
                                                       ===============  ================                     ===============
         Class S                                                $1.00            -                                     $1.00
                                                       ==============   ================                     ===============
         Class I                                                $1.00            -                                     $1.00
                                                       ==============   ================                     ===============


See accompanying notes to pro forma financial statements.



PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 1996 (Unaudited)

                                                               Sierra
                                                           U.S. Government      Composite Money      Pro Forma       Pro Forma
                                                             Money Fund           Market Fund       Adjustments       Combined
                                                           ---------------      ---------------     -----------     ------------
INVESTMENT INCOME:
     Interest and Other                                    $     2,228,818      $    11,252,565     $         0     $ 13,481,383
                                                           ---------------      ---------------     -----------     ------------


EXPENSES:
     Management fees                                               166,799              916,867        (101,874)         981,792
     Administration fees                                           125,100                    0        (125,100)               0
     Transfer agent fees                                                 0              411,078         227,087          638,165
     Distribution fees
          Class A Shares                                           102,819               20,720        (123,539)               0
          Class B Shares                                             2,317                1,270               0            3,587
          Class S Shares                                             3,403                    0               0            3,403
     All other expenses                                             96,365              460,353        (237,636)         319,082
     Expense reimbursement                                        (138,032)            (202,612)        217,920         (122,724)
                                                           ---------------      ---------------     -----------     ------------
Subtotal                                                           358,771            1,607,676        (143,142)       1,823,305
     Fees paid indirectly                                             (600)             (66,693)              0          (67,293)
                                                           ---------------      ---------------     -----------     ------------
Total Expenses                                                     358,171            1,540,983        (143,142)       1,756,012
                                                           ---------------      ---------------     -----------     ------------

NET INVESTMENT INCOME                                            1,870,647            9,711,582         143,142       11,725,371
                                                           ---------------      ---------------     -----------     ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From Security Transactions                 (2,881)                   0               0           (2,881)
   (excluding short term securities)
Net Unrealized Appreciation (Depreciation) of Investments                0                    0               0                0
                                                           ---------------      ---------------     -----------     ------------
Net Realized and Unrealized Gain (Loss) on Investments              (2,881)                   0               0           (2,881)
                                                           ---------------      ---------------     -----------     ------------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS           $     1,867,766      $     9,711,582     $   143,142     $ 11,722,490
                                                           ===============      ===============     ===========     ============

See accompanying notes to pro forma financial statements.


PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 1997 (Unaudited)

                                                                             Composite
                                                      Sierra U.S.         U.S. Government        Pro Forma           Pro Forma
                                                    Government Fund       Securities Fund        Adjustments         Combined
                                                   ----------------      ------------------     -------------    -----------------
INVESTMENT INCOME:
      Interest and Other                                $16,846,906              $4,610,844                $0          $21,457,750
                                                  -----------------      ------------------     -------------    -----------------

EXPENSES:
      Management fees                                     1,107,156                 405,280          (197,852)           1,314,584
      Administration fees                                   704,553                       0          (704,553)                   0
      Transfer agent fees                                         0                  58,718           234,042              292,760
      Distribution fees                                                                                                          0
           Class A Shares                                   356,411                 115,176            32,422              504,009
           Class B Shares                                   106,160                  14,439                 0              120,599
           Class S Shares                                    50,257                       0                 0               50,257
      All other expenses                                  1,077,343*                 81,493           (59,045)           1,099,791
      Expense reimbursement                                (782,669)                      0           782,669                    0
                                                  -----------------      ------------------     -------------    -----------------
Subtotal                                                  2,619,211                 675,106            87,683            3,382,000
                                                  -----------------      ------------------     -------------    -----------------
      Fees paid indirectly                                   (5,613)                   (889)                0               (6,502)
                                                  -----------------      ------------------     -------------    -----------------
Total Expenses                                            2,613,598                 674,217            87,683            3,375,498
                                                  -----------------      ------------------     -------------    -----------------
NET INVESTMENT INCOME                                    14,233,308               3,936,627           (87,683)          18,082,252
                                                  -----------------      ------------------     -------------    -----------------

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:

Net Realized Gain (Loss) From:
      Security transactions                                 246,980                (747,914)                0             (500,934)
      Futures Contracts                                    (178,813)                      0                 0             (178,813)
      Written options                                       138,672                       0                 0              138,672
Net Unrealized Appreciation (Depreciation) of:
      Securities                                           (846,298)                      0                 0             (846,298)
      Foreign currency, written options,
      futures contracts and other assets
      and liabilities                                      (597,299)                326,683                 0             (270,616)
                                                  -----------------      ------------------     -------------    -----------------
Net Realized and Unrealized Gain (Loss)
 on Investments                                          (1,236,758)               (421,231)                0           (1,657,989)
                                                  -----------------      ------------------     -------------    -----------------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS        $12,996,550              $3,515,396          ($87,683)         $16,424,263
                                                  =================      ==================     =============    =================

* Includes interest expense of $780,416 related to reverse repurchase agreements. Composite Government Fund does not engage in such agreements.

See accompanying notes to pro forma financial statements.

COMPOSITE MONEY MARKET FUND (1) and SIERRA U.S. GOVERNMENT MONEY FUND Combined Portfolio of Investments
June 30, 1997
(Unaudited)

   PRINCIPAL                                                                                    MARKET
     AMOUNT                                SHORT-TERM INVESTMENTS                               VALUE
----------------                                                                             -------------
                                         BANKERS ACCEPTANCES - 2.03%
     $3,000,000         Chase Manhattan Bank NA New York, 5.56% due 07/14/1997          **    $2,993,977
      3,000,000         Chase Manhattan Bank NA New York, 5.60% due 08/19/1997          **     2,977,133
                                                                                             -------------
                        TOTAL BANKERS ACCEPTANCE (cost $5,971,110)                             5,971,110
                                                                                             -------------

                                 CERTIFICATES OF DEPOSIT - DOMESTIC - 1.70%
      5,000,000         Bankers Trust New York Corporation, 5.70% due 07/10/1997        **     5,000,019
                                                                                             -------------
                        TOTAL CERTIFICATES OF DEPOSIT - DOMESTIC (cost $5,000,019)             5,000,019
                                                                                             -------------

                                  CERTIFICATES OF DEPOSIT - FOREIGN - 5.78%
      5,000,000         Australia & New Zealand Bank, 5.70% due 07/07/1997              **     5,000,005
      5,000,000         Societe Generale New York Branch, 5.50% due 08/07/1997          **     5,000,050
      7,000,000         Westdeutsche Landesbank Girozentrale, 5.52% due 07/07/1997      **     7,000,118
                                                                                             -------------
                        TOTAL CERTIFICATES OF DEPOSIT - FOREIGN (cost $17,000,173)            17,000,173
                                                                                             -------------

                                    COMMERCIAL PAPER - DOMESTIC - 44.31%
      5,000,000         American Express Credit Corporation, 5.54% due 08/04/1997       **     4,973,839
      5,000,000         BT Securities Corporation, 5.65% due 07/11/1997                 **     4,992,153
      5,000,000         Bank of New York Company, Inc., 5.535% due 07/22/1997           **     4,983,856
      5,000,000         Bear Stearns Company, Inc., 5.60% due 08/11/1997                **     4,968,111
      5,000,000         Bear Stearns Company, Inc., 5.60% due 08/15/1997                **     4,965,000
      5,000,000         Beneficial Corporation, 5.61% due 07/01/1997                    **     5,000,000
      2,500,000         Beneficial Corporation, 5.56% due 07/28/1997                    **     2,489,575
      5,000,000         Chrysler Financial Corporation, 5.58% due 08/12/1997            **     4,967,450
      5,000,000         John Deere Capital Corporation, 5.61% due 07/07/1997            **     4,995,325
      5,000,000         Ford Motor Credit Company, 5.60% due 07/08/1997                 **     4,994,556
      4,000,000         Ford Motor Credit Company, 5.55% due 08/25/1997                 **     3,966,083
      5,000,000         General Electric Capital Corporation, 5.62% due 07/07/1997      **     4,995,317
      5,000,000         General Electric Capital Corporation, 5.63% due 07/07/1997      **     4,995,308
      3,000,000         General Motors Acceptance Corporation, 5.59% due 07/03/1997     **     2,999,068
      4,500,000         General Motors Acceptance Corporation, 5.44% due 07/14/1997     **     4,491,160
      4,000,000         Goldman Sachs Group L.P., 6.15% due 07/01/1997                  **     4,000,000
      5,000,000         Goldman Sachs Group L.P., 5.60% due 09/03/1997                  **     4,950,222
      3,000,000         IBM Corporation, 5.56% due 08/05/1997                           **     2,983,783
      5,000,000         IBM Corporation, 5.55% due 08/25/1997                           **     4,957,604
      4,300,000         International Lease Finance Corporation, 5.55% due 08/11/1997   **     4,272,820
      2,600,000         International Lease Finance Corporation, 5.58% due 09/03/1997   **     2,574,208
      4,000,000         Merrill Lynch and Company, 5.58% due 07/16/1997                 **     3,990,700
      5,000,000         Merrill Lynch and Company, 5.58% due 08/08/1997                 **     4,970,550
      2,000,000         Merrill Lynch and Company, 5.62% due 08/08/1997                 **     1,988,136
      5,000,000         Morgan Stanley Group Inc., 5.57% due 07/21/1997                 **     4,984,528
      5,000,000         Morgan Stanley Group Inc., 5.61% due 08/25/1997                 **     4,957,146
      2,114,000         Nebraska Higher Education Loan Program, 5.55% due 07/24/1997    **     2,106,504
      5,000,000         Oyster Creek Fuel Corporation, 5.55% due 07/09/1997             **     4,993,833
      5,000,000         Sears Roebuck Acceptance Corporation, 5.63% due 07/07/1997      **     4,995,308
      5,000,000         Sears Roebuck Acceptance Corporation, 5.58% due 07/23/1997      **     4,982,950
                                                                                            -------------
                        TOTAL COMMERCIAL PAPER  - DOMESTIC (cost $130,485,093)               130,485,093
                                                                                            =============



                                     COMMERCIAL PAPER - FOREIGN - 22.23%
      5,000,000         American Honda Finance Corporation, Inc., 5.57% due 7/21/1997   **     4,984,528
      2,500,000         American Honda Finance Corporation, Inc., 5.57% due 7/25/1997   **     2,490,717
      4,000,000         BHP Finance (USA) Inc., 5.55% due 07/08/1997                    **     3,995,683
      1,700,000         BHP Finance (USA) Inc., 5.55% due 07/09/1997                    **     1,697,903
      5,000,000         Eksportfinans A/S, 5.56% due 07/31/1997                         **     4,976,833
      2,500,000         Eksportfinans A/S, 5.60% due 08/21/1997                         **     2,480,167




COMPOSITE MONEY MARKET FUND (1) and SIERRA U.S. GOVERNMENT MONEY FUND
Combined Portfolio of Investments (continued)
(Unaudited)


  PRINCIPAL                                                                                                    MARKET
    AMOUNT                                                                                                      VALUE
--------------                                                                                              -------------
   $6,000,000         Hitachi America, Limited, 5.55% due 08/18/1997                                      **$ 5,955,600
    5,000,000         Hitachi America, Limited, 5.57% due 10/16/1997                                      **  4,917,224
    5,000,000         Pemex Capital, Inc. - Series B, 5.55% due 09/17/1997                                **  4,939,875
    5,000,000         Rank Xerox Capital (Europe) PLC, 5.55% due 07/17/1997                               **  4,987,667
    2,000,000         Sharp Electronics Corporation, 5.60% due 07/03/1997                                 **  1,999,378
    5,000,000         Sharp Electronics Corporation, 5.55% due 08/15/1997                                 **  4,965,313
    1,100,000         Toshiba Capital (Asia) Limited, 5.63% due 08/14/1997                                **  1,092,431
    4,625,000         Toshiba International Finance (UK) PLC, 5.72% due 08/04/1997                        **  4,600,015
    4,000,000         Toshiba International Finance (UK) PLC, 5.76% due 08/28/1997                        **  3,962,880
    2,500,000         Toshiba International Finance (UK) PLC, 5.60% due 10/07/1997                        **  2,461,889
    5,000,000         Toyota Motor Credit Corporation, 5.54% due 09/16/1997                               **  4,940,753
                                                                                                            -----------
                      TOTAL COMMERCIAL PAPER - FOREIGN (cost $65,448,856)                                    65,448,856
                                                                                                            ===========

                                     CORPORATE NOTES AND BONDS - 8.02%
    5,000,000         American Express Centurian Bank, 5.6575% due 07/03/1998*                            **  5,000,000
    3,500,000         Caterpillar Financial Services Corporation, 7.24% due 12/15/1997                    **  3,520,155
    2,000,000         Dean Witter Discover Company, 5.6375% due 07/16/1997*                               **  2,000,000
    2,000,000         General Motors Acceptance Corporation, 5.62% due 07/01/1997*                        **  2,000,732
    1,000,000         General Motors Acceptance Corporation, 6.75% due 07/10/1997                         **  1,000,262
    1,500,000         General Motors Acceptance Corporation, 5.75% due 10/08/1997                         **  1,498,835
    1,400,000         Household Finance Corporation, 6.70% due 08/08/1997                                 **  1,401,388
    4,200,000         IBM Corporation, 6.375% due 11/01/1997                                              **  4,210,012
    1,000,000         Tonkin Building Associates LLC, 5.64% due 07/02/1997*                               **  1,000,000
    2,000,000         Watts Brothers Frozen Foods LLC, 5.64% due 07/02/1997*                              **  2,000,000
                                                                                                            -----------
                      TOTAL CORPORATE NOTES AND BONDS (cost $23,631,384)                                     23,631,384
                                                                                                            ===========

                                     FEDERAL AGENCY OBLIGATIONS - 3.90%
    2,500,000         Federal Farm Credit Bank, 5.4975% due 7/17/1997*                                    **  2,499,185
    1,000,000         Federal Home Loan Bank, 5.528% due 07/19/1997*                                      **    999,674
    1,000,000         Federal Home Loan Bank, 5.528% due 07/28/1997*                                      **    999,900
    4,000,000         Federal Home Loan Bank, 5.67% due 03/05/1998                                        **  4,000,000
    3,000,000         Federal Home Loan Bank, 5.91% due 03/24/1998                                        **  3,000,000
                                                                                                            -----------
                      TOTAL FEDERAL AGENCY OBLIGATIONS (cost $11,498,759)                                    11,498,759
                                                                                                            ===========


                                U.S. GOVERNMENT AGENCY OBLIGATIONS - 11.43%
    3,000,000         Federal National Mortgage Association (FNMA), Discount Note, 5.604% due 07/08/1997*     2,996,779
    1,480,000         Federal National Mortgage Association (FNMA), Discount Note, 5.538% due 07/10/1997*     1,477,986
      900,000         Federal National Mortgage Association (FNMA), Discount Note, 5.659% due 07/18/1997*       897,658
    2,530,000         Federal National Mortgage Association (FNMA), Discount Note, 5.599% due 07/21/1997*     2,522,270
    2,430,000         Federal National Mortgage Association (FNMA), Discount Note, 5.545% due 07/23/1997*     2,421,907
    1,000,000         Federal National Mortgage Association (FNMA), Discount Note, 5.529% due 08/04/1997*       994,881
    2,000,000         Federal National Mortgage Association (FNMA), Discount Note, 5.576% due 09/16/1997*     1,976,772
    1,200,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.527% due 07/07/1997*   1,198,914
    3,000,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.604% due 07/09/1997*   2,996,320
      985,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.649% due 07/15/1997*     982,893
      325,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.631% due 07/24/1997*     323,854
      730,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.558% due 07/25/1997*     727,348
      300,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.683% due 08/01/1997*     298,571
    2,000,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.683% due 08/07/1997*   1,988,633
      445,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.638% due 08/15/1997*     441,941
      700,000         Federal Home Loan Mortgage Corporation (FHLMC), Discount Note, 5.582% due 09/18/1997*     691,659
    1,645,000         Federal Farm Credit Bank (FFCB), Discount Note, 5.512% due 07/02/1997*                  1,644,752
    1,605,000         Federal Farm Credit Bank (FFCB), Discount Note, 5.538% due 07/02/1997*                  1,604,758
    2,000,000         Federal Farm Credit Bank (FFCB), Discount Note, 5.519% due 07/22/1997*                  1,993,677
    1,800,000         Federal Farm Credit Bank (FFCB), Discount Note, 5.526% due 07/31/1997*                  1,791,870
      710,000         Federal Home Loan Bank (FHLB), Discount Note, 5.675% due 07/08/1997*                      709,238



COMPOSITE MONEY MARKET FUND (1) and SIERRA U.S. GOVERNMENT MONEY FUND Combined Portfolio of Investments (continued)
June 30, 1997
(Unaudited)


 PRINCIPAL                                                                                                              MARKET
   AMOUNT                                                                                                               VALUE
-----------                                                                                                          ------------

   $305,000    Federal Home Loan Bank (FHLB), Discount Note, 5.666% due 07/18/1997*                                      $304,205
    375,000    Federal Home Loan Bank (FHLB), Discount Note, 5.671% due 07/24/1997*                                       373,678
    295,000    Federal Home Loan Bank (FHLB), Discount Note, 5.677% due 07/30/1997*                                       293,688
  2,000,000    Federal Home Loan Bank (FHLB), Floating Rate Note, 5.623% due 12/04/1997#                                1,999,297
                                                                                                                     ------------
               TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $33,653,549)                                                  $ 33,653,549
                                                                                                                     ------------

                            REPURCHASE AGREEMENT - .60%
  1,783,000    Repurchase agreement with Goldman Sachs and Company, collateralized by a U.S.
               Treasury Note, in a joint trading account at 5.75%, dated 06/30/1997, due 07/01/1997
               with a maturity value of $1,783,285 (cost $1,783,000)                                            **      1,783,000
                                                                                                                     ------------

               TOTAL INVESTMENTS (cost $294,471,943)                                                                 $294,471,943
                                                                                                                     ============

               *Floating Rate Note. The interest rate, is subject to change periodically, based on a market interest rate index.

               **Security held by the Composite Fund. Other securities were held by the Sierra Fund.

               Rate represents annualized yield at date of purchase

               # Variable rate securities payable upon not more than seven calendar days' notice. The interest rate shown reflects the rate currently in effect.

               (1) Formerly Composite Cash Management Company Money Market Portfolio.

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT JUNE 30, 1997 (unaudited)


                                                                Sierra Global     Composite Money      Pro Forma         Pro Forma
                                                                  Money Fund        Market Fund       Adjustments         Combined
                                                                -------------     ---------------     -----------       ------------
ASSETS:
         Investments, at value, (cost $190,219,001,              $190,219,001      $280,610,394                         $451,037,395
          $260,818,394, and $451,037,395)
         Cash, receivables, and other assets                        2,809,686         3,787,156                            6,596,842
                                                                -------------      ------------                         ------------
              Total Assets                                        193,028,687       264,605,550                          457,634,237
                                                                -------------      ------------                         ------------
LIABILITIES:
         Accrued expenses and other liabilities                     1,501,118         8,167,003                            9,668,121
                                                                -------------      ------------                         ------------

              Total Liabilities                                     1,501,118         8,167,003                            9,668,121
                                                                -------------      ------------                         ------------

              Net Assets                                         $191,527,569      $256,438,547                         $447,966,116
                                                                 ============      ============                         ============


Outstanding Shares
------------------
         Class A                                                  104,654,469       256,221,535           (352,565)      360,523,439
                                                                 ============      ============                         ============
         Class B                                                    1,308,787           217,012              5,562         1,531,361
                                                                 ============      ============                         ============
         Class S                                                    6,879,685              -                29,236         6,908,921
                                                                 ============      ============                         ============
         Class I                                                   78,668,083              -               334,312        79,002,395
                                                                 ============      ============                         ============

Net Asset Value
---------------
         Class A                                                 $104,301,904      $256,221,535                         $360,523,439
                                                                 ============      ============                         ============
         Class B                                                   $1,314,349          $217,012                           $1,531,361
                                                                 ============      ============                         ============
         Class S                                                   $6,908,921              -                              $6,908,921
                                                                 ============      ============                         ============
         Class I                                                  $79,002,395              -                             $79,002,395
                                                                 ============      ============                         ============

Net Asset Value
   Per Share
---------------
         Class A                                                        $1.00             $1.00                                $1.00
                                                                 ============      ============                         ============
         Class B                                                        $1.00             $1.00                                $1.00
                                                                 ============      ============                         ============
         Class S                                                        $1.00             -                                    $1.00
                                                                 ============      ============                         ============
         Class I                                                        $1.00             -                                    $1.00
                                                                 ============      ============                         ============

See accompanying notes to pro forma financial statements.

Composite Money Market Fund and Sierra U.S. Government Money Fund

Notes to Pro Forma Financial Statements (unaudited)



1.   Basis of Combination

     The pro forma combined financial statements reflect the combined financial position of Composite Money Market Fund (formerly Composite Cash Management Company Money Market Portfolio) and Sierra U.S. Government Money Fund at June 30, 1997, and the pro forma combined results of operations for the year ended December 31, 1996 and the six month period ended June 30, 1997 as though the reorganization had occurred on January 1, 1996.

     The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of how the pro forma combined financial statements would have appeared had the reorganization actually occurred.

     The Pro Forma Combined Portfolio of Investments, Statement of Assets and Liabilities, and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

     The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Sierra U.S. Government Money Fund in exchange for shares of Composite Money Market Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity.

     The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


2.   Pro Forma Combined Portfolio of Investments

     Securities held by the two funds have been combined in the accompanying Combined Portfolio of Investments. Securities marked "**" are those securities held by the Composite Fund. Those not marked are held by the Sierra Fund. Securities are stated at market value as determined by the Funds as of June 30, 1997. Historical cost amounts represent the combined cost basis of the securities.

Composite Money Market Fund and Sierra U.S. Government Money Fund

3.   Pro Forma Statements of Assets and Liabilities

     Shares outstanding have been adjusted to reflect the conversion of Sierra shares into Composite shares based upon the net asset value of Composite shares at June 30, 1997.


4.   Pro Forma Statements of Operations

     The pro forma statements of operations reflect the following adjustments:

     A. A decrease in management fees to reflect the new fee structure. Fees are based on .40% of average daily net assets.

     B. An elimination of the Sierra administration fees, now incorporated in the management fee structure. Expenses of the Fund will be reimbursed at a rate of .0005% of average daily net assets and have been adjusted accordingly. Shareholder servicing and distribution expenses have been adjusted to reflect the elimination of 12b-1 fees. Other expenses have been adjusted based on an overall estimated expense ratio of .74%.

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT JUNE 30, 1997 (unaudited)

                                                  Sierra National      Composite Tax        Pro Forma        Pro Forma
                                                  Municipal Fund      Exempt Bond Fund     Adjustments       Combined
                                                  ---------------     ----------------     -----------     --------------
ASSETS:
    Investments, at value, (cost $166,933,787,
      $182,228,123, and $349,161,910)             $   183,056,048     $    196,962,283                      $ 380,018,331
    Cash, receivables, and other assets                 5,857,373            3,154,779                          9,012,152
                                                  ---------------     ----------------                     --------------
         Total Assets                                 188,913,421          200,117,062                        389,030,483
                                                  ---------------     ----------------                     --------------
LIABILITIES:
    Accrued expenses and other liabilities                647,675              987,691                          1,635,366
                                                  ---------------     ----------------                     --------------
        Total Liabilities                                 647,675              987,691                          1,635,366
                                                  ---------------     ----------------                     --------------
        Net Assets                                $   188,265,746     $    199,129,371                     $  387,395,117
                                                  ===============     ================                     ==============
Outstanding Shares
------------------
        Class A                                        16,332,950           24,539,546      6,924,773          47,797,269
                                                  ===============     ================                     ==============
        Class B                                           537,751              849,640        227,671           1,615,062
                                                  ===============     ================                     ==============
        Class S                                               120                   -              51                 171
                                                  ===============     ================                     ==============
        Class I                                                98                   -              42                 140
                                                  ===============     ================                     ==============
Net Asset Value
---------------
        Class A                                   $   182,262,402     $    192,464,935                     $  374,727,337
                                                  ===============     ================                     ==============
        Class B                                   $     6,000,911     $      6,664,436                     $   12,665,347
                                                  ===============     ================                     ==============
        Class S                                   $         1,339                   -                      $        1,339
                                                  ===============     ================                     ==============
        Class I                                   $         1,094                   -                      $        1,094
                                                  ===============     ================                     ==============
Net Asset Value
   Per Share
---------------
        Class A                                   $         11.16     $           7.84                     $         7.84
                                                  ===============     ================                     ==============
        Class B                                   $         11.16     $           7.84                     $         7.84
                                                  ===============     ================                     ==============
        Class S                                   $         11.16                   -                      $         7.84
                                                  ===============     ================                     ==============
        Class I                                   $         11.16                   -                      $         7.84
                                                  ===============     ================                     ==============
See accompanying notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 1996 (Unaudited)




                                                                   Sierra National   Composite Tax      Pro Forma    Pro Forma
                                                                   Municipal Fund   Exempt Bond Fund   Adjustments    Combined
                                                                   ---------------  ----------------   -----------  ------------
INVESTMENT INCOME:
     Interest and Other                                               $15,931,490      $12,265,409      $       0    $28,196,899
                                                                      -----------      -----------      ---------    -----------

EXPENSES:
     Management fees                                                    1,315,584        1,065,379       (321,871)     2,059,092
     Administration fees                                                  837,190                0       (837,190)             0
     Transfer agent fees                                                        0          102,716         78,193        180,909
     Distribution fees
          Class A Shares                                                  581,129          315,034        106,538      1,002,701
          Class B Shares                                                   67,338           40,939              0        108,277
          Class S Shares                                                      113                0              0            113
     All other expenses                                                   353,838          136,126        (37,691)       452,273
     Expense reimbursement                                               (499,178)               0        499,178              0
                                                                      -----------      -----------      ---------    -----------
Subtotal                                                                2,656,014        1,660,194       (512,843)     3,803,365
                                                                      -----------      -----------      ---------    -----------
     Fees paid indirectly                                                  (3,651)          (3,437)             0         (7,088)
                                                                      -----------      -----------      ---------    -----------
Total Expenses                                                          2,652,363        1,656,757       (512,843)     3,796,277
                                                                      -----------      -----------      ---------    -----------

NET INVESTMENT INCOME                                                  13,279,127       10,608,652        512,843     24,400,622
                                                                      -----------      -----------      ---------    -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From:
 Security Transactions                                                 2,961,185       (1,336,656)             0      1,624,529
 Future contracts                                                       (212,390)               0              0       (212,390)
 Written options                                                          51,255                0              0         51,255
Net Unrealized Appreciation (Depreciation) of
 Securities                                                            (6,902,081)              0               0    (6,902,081)



Foreign currency, written options, futures
Contracts and other assets and liabilities                                161,873       (4,335,561)             0     (4,173,688)

Net Realized and Unrealized Gain (Loss) on Investments                 (3,940,158)      (5,672,217)             0     (9,612,375)
                                                                      -----------      -----------      ---------    -----------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                      $ 9,338,969      $ 4,936,435      $ 512,843    $14,788,247
                                                                      ===========      ===========      =========    ===========

See accompanying notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 1997 (Unaudited)




                                                              Sierra National    Composite Tax       Pro Forma         Pro Forma
                                                               Municipal Fund   Exempt Bond Fund    Adjustments         Combined
                                                              ----------------  ----------------    ------------      ----------
INVESTMENT INCOME:
     Interest and Other                                             $6,524,830        $5,805,302             $0       $12,330,132
                                                                    ----------        ----------       --------       -----------


EXPENSES:
     Management fees                                                   549,352           496,566       (124,136)         921,782
     Administration fees                                               349,587                 0       (349,587)               0
     Transfer agent fees                                                     0            45,168         34,510           79,678
     Distribution fees
          Class A Shares                                               241,607           180,466         49,657          471,730
          Class B Shares                                                32,372            29,073              0           61,445
          Class S Shares                                                    13                 0              0               13
     All other expenses                                                105,157            66,295         27,743          199,195
     Expense reimbursement                                            (291,786)                0        291,786                0
                                                                    ----------        ----------       --------      -----------
     Subtotal                                                          986,302           817,568        (70,027)       1,733,843
                                                                    ----------        ----------       --------      -----------
         Fees paid indirectly                                             (545)           (1,179)             0           (1,724)
                                                                    ----------        ----------       --------      -----------
Total Expenses                                                         985,757           816,389        (70,027)       1,732,119
                                                                    ----------        ----------       --------     ------------

NET INVESTMENT INCOME                                                5,539,073         4,988,913         70,027       10,598,013
                                                                    ----------        ----------       --------     ------------

REALIZED AND UNREALIZED GAIN  (LOSS) ON INVESTMENTS:
Net Realized Gain (Loss) From:
Security Transactions                                                1,951,225           445,364              0        2,396,589
Futures Contracts                                                       76,396                 0              0           76,396
Net Unrealized Appreciation (Depreciation) of:
Securities                                                            (832,642)                0              0         (832,642)
Foreign currency, written options, futures contracts
 and other assets and liabilities                                       13,304          (183,704)             0         (170,400)
                                                                    ----------        ----------       --------      -----------
Net Realized and Unrealized Gain (Loss) on Investments               1,208,283           261,660              0        1,469,943
                                                                    ----------        ----------       --------      -----------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                    $6,747,356        $5,250,573       $ 70,027      $12,067,956
                                                                    ----------        ----------       --------      -----------

See accompanying notes to pro forma financial statements.







COMPOSITE TAX-EXEMPT BOND FUND (1) and SIERRA NATIONAL MUNICIPAL FUND Combined Portfolio of Investments
June 30, 1997
(unaudited)




PRINCIPAL                                                                                           MARKET
 AMOUNT                                                                                              VALUE
---------                                                                                         -----------
            LONG - TERM MUNICIPAL OBLIGATIONS - 97.44%

            EDUCATION FACILITIES REVENUE - 1.28%
$1,300,000  Purdue University, Series E, 4.15% due 07/01/2011 *                                   $ 1,300,000
   785,000  University of Washington University, MBIA, 7.00%, due 12/01/2021                 **       864,575
 2,750,000  Washington State Higher Education Facilities, Pacific Lutheran
            University Project, (CONNIE LEE), 5.70% due 11/02/2026                           **     2,697,888
                                                                                                  -----------
                                                                                                    4,862,463
                                                                                                  -----------

            GENERAL OBLIGATION - 19.78%
 5,000,000  California State General Obligation, FGIC, 5.625%, due 10/01/2023                **     4,999,500
            Cook County, Community High School, Number 217, (AMBAC Insured):
 1,090,000     6.40% due 12/01/2003                                                                 1,170,387
 1,130,000     6.50% due 12/01/2004                                                                 1,213,337
 1,370,000     6.60% due 12/01/2005                                                                 1,471,037
            Cook County, School District, Number 026, (MBIA Insured):
 1,445,000     Zero coupon due 12/01/2003                                                           1,049,431
 1,020,000     Zero coupon due 12/01/2004                                                             701,250
 5,000,000  Cook County Illinois, (FGIC), 5.875%, due 11/15/2022                             **     5,065,850
   750,000  Commonwealth of Massachusetts, Consolidated Loan, Series A, GO,
            7.625% due 06/01/2008                                                                     848,438
 5,000,000  Georgia State, 6.30% due 03/01/2009                                              **     5,604,300
 5,555,000  Hawaii State, 6.40% due 03/01/2009                                               **     6,227,988
 2,000,000  Honolulu City &  County, 6.00% due 01/01/2012                                    **     2,133,120
 4,000,000  King County Washington Ref-Sewer Series C, 5.25% due 1/01/2021                   **     3,861,320
 4,500,000  King County Washington School District #415 Kent,
            Series C, 6.30% due 12/01/2008                                                   **     4,993,740
 4,500,000  Meridian Metropolitan District, GO, 7.50% due 12/01/2011                                4,933,125
            New York, GO:
   995,000     Series A, 8.00% due 08/15/2020                                                       1,140,519
 1,000,000     Series B, (FSA Insured),  7.00% due 06/01/2014                                       1,098,750
 5,200,000     Series C, 6.50% due 08/01/2005                                                       5,570,500
   160,000     Series F, Unrefunded, 8.25% due 11/15/2018                                             182,000
10,000,000  Orleans Parish, Louisiana, School Board Revenue, (FGIC Insured),
            Zero coupon due 02/01/2015                                                              3,712,500
 6,230,000  Washington County, Oregon (Criminal Justice Facilities)
            6.00%, due 12/01/2012                                                            **     6,550,845
 7,570,000  Washington State, Series B, 5.00% due 5/01/2017                                  **     7,146,383
 4,900,000  Washington State, Series B, 6.40% due 6/01/2017                                  **     5,502,847
                                                                                                  -----------
                                                                                                   75,177,167
                                                                                                  -----------

            HOSPITAL, HEALTH, & NURSING HOME REVENUE 15.31%
            Allegheny County, Hospital Development Revenue, (OHIO Valley General Hospital):
   700,000     5.10% due 04/01/2001                                                                   700,000
   735,000     5.30% due 04/01/2002                                                                   736,837
   625,000     5.40% due 04/01/2003                                                                   625,781
            Commonwealth of Massachusetts, Health and Educational Facilities Authority:
   500,000     Framingham Union Hospital, Series B, 8.50% due 07/01/2010                              565,625
 2,000,000     Saint Memorial Medical Center, Series A, 6.00%, due 10/01/2023                       1,795,000
 1,000,000  Decatur, Hospital Revenue, (Decatur Memorial Hospital), Series B,
            (MBIA Insured), 6.85% due 10/01/2016                                                    1,107,500
 2,000,000  Idaho Health Facilities Authority Revenue, (Inverse Floater),
            7.82% due 02/15/2021 *                                                                  2,217,500



COMPOSITE TAX-EXEMPT BOND FUND (1) and SIERRA NATIONAL MUNICIPAL FUND
Combined Portfolio of Investments (continued)
June 30, 1997
(unaudited)

 PRINCIPAL                                                                                                               MARKET
  AMOUNT                                                                                                                  VALUE
---------                                                                                                             ------------
                    Illinois Health Facilities Authority Revenue, Glenoak Medical Center, Series D:
 $  270,000            Unrefunded,9.50% due 11/15/2015                                                                $    315,225
  4,675,000            Hindsdale Hospital, Series B, 9.00% due11/15/2015                                                 5,387,937
  5,000,000            Sister Services Hospital, Residual Interest Bond, (MBIA Insured), 9.207%
                       due 06/19/2015                                                                                    5,800,000
    300,000            Riverside Senior Living Center Project, 7.50% due 11/01/2020                                        333,000
  1,230,000            Servantcor, Series A, 8.00% due 08/15/2021                                                        1,409,887
  3,000,000            Rush Presbyterian - St. Luke's Medical, Residual Interest Bond, (MBIA Insured)
                       9.615% due 10/01/2024                                                                             3,457,500
  3,000,000         Jefferson County, Hospital Revenue, Residual Interest Bond, (MBIA Insured),
                    8.496% due 10/09/2008                                                                                3,461,250
    600,000         Lehigh County, General Purpose Authority, Muhlenberg Hospital Center, Series A,
                    8.10% due 07/15/2010                                                                                   633,000
  1,240,000         Lorain County, Hospital Revenue, Series B, Humility of Mary Health Care,
                    7.20% due 12/15/2011                                                                                 1,446,150
    500,000         McKean County, Hospital Authority Revenue, Bradford Hospital, Pottstown Memorial
                    Medical Center, 8.875% due 10/01/2020                                                                  574,375
  1,500,000         Michigan State Hospital Finance Authority Revenue, Detroit Medical, Series A,
                    7.50% due 08/15/2011                                                                                 1,625,625
  1,000,000         Minnesota Agriculture and Economic Development Board, Health Care Systems,
                    (Fairview Hospital Project), Series A, (MBIA Insured), 5.750% due 11/15/2026                         1,007,500
  1,000,000         Missouri State, Health and Educational Facilities Authority Revenue,
                    Bethesda Eye Institute, 6.80% due 11/01/2016                                                         1,111,250
  1,250,000         Montgomery County, Higher Education Revenue, 6.875% due 11/15/2020                                   1,309,375
                    Pennsylvania State Higher Education Revenue, Student Loan Revenue, Residual
                    Interest Bond, AMT:
                    Medical College of Pennsylvania:
  3,000,000            (AMBAC Insured), 9.317% due 09/01/2026                                                            3,378,750
  3,000,000            Series A, 7.25%, due 03/01/2011                                                                   3,326,250
  1,890,000            Series B, 7.25%, due 03/01/2005                                                                   2,095,538
  1,000,000         Philadelphia, Water and Sewer Revenue, 7.50% due 08/01/2010                                          1,128,750
  2,000,000         Rhode Island State Health and Education Revenue, Residual Interest Bond,
                    (FGIC Insured), 9.487% due 08/15/2021                                                                2,385,000
  5,000,000         University of Colorado, Hospital Authority Revenue, Series A,
                    (AMBAC Insured), 6.25% due 11/15/2012                                                                5,337,500
  1,750,000         Washington Health Care Facilities Authority,
                    Fred Hutchinson Cancer Center, LOC, 7.20% due 01/01/2007                              **             1,903,230
  1,750,000         Washington Health Care Facilities Authority,
                    Fred Hutchinson Cancer Center, LOC 7.375% due 01/01/2018                              **             1,910,598
  1,000,000         Wisconsin Health & Education Facility Authority,
                    Waukesha Memorial Hospital Series A, (AMBAC), 7.125% due 08/15/2007                   **             1,085,570
                                                                                                                      ------------
                                                                                                                        58,171,503
                                                                                                                      ------------
                    HOUSING REVENUE - 2.48%
    365,000         Illinois Housing Development Authority, Series A, AMT, 7.35% due 08/01/2010                            387,356
    930,000         State of Maryland, Community Development Administration, Department of Housing,
                    Single Family Project, AMT, 7.45% due 04/01/2032                                                       973,012
    650,000         Nebraska Investment Finance Authority, SFHR, Residual Interest Bond, AMT,
                    (GNMA Insured), 9.312% due 09/15/2024                                                                  727,188
  2,000,000         New York State, Housing Finance Agency Revenue, Multi-family Housing Revenue,
                    Second Mortgage, Series F, AMT, 6.625% due 08/15/2012                                                2,107,500
  3,000,000         Housing of New York Corporation Revenue, 5.00% due 11/01/2013                                        2,808,750
                    Vermont Housing Finance Agency, Single Family, Series 1, AMT:
    140,000            6.80% due 05/01/2025                                                                                143,325
    220,000            8.15% due 05/01/2025                                                                                227,425
  1,855,000         Oklahoma Housing and Finance Authority, SFHR, Series B, AMT, (GNMA Insured),
                    7.997% due 08/01/2018                                                                                2,072,963
                                                                                                                      ------------
                                                                                                                         9,447,519
                                                                                                                      ------------



COMPOSITE TAX-EXEMPT BOND FUND (1) and SIERRA NATIONAL MUNICIPAL FUND Combined Portfolio of Investments (continued)
June 30, 1997
(unaudited)

  PRINCIPAL                                                                                                           MARKET
   AMOUNT                                                                                                              VALUE
-------------                                                                                                     --------------
                     INDUSTRY DEVELOPMENT/POLLUTION CONTROL REVENUE- 17.70%
  $5,000,000         Mayor & City Council of Baltimore Port Facility (DuPont),
                     6.50% due 10/01/2011                                                                   **       $5,403,100
                     Beaver County, IDR, PCR, (Edison Project), Series A:
     300,000            7.75% due 09/01/2024                                                                            317,250
   3,675,000            (FGIC Insured), 7.00% due 06/01/2021                                                          3,955,219
   3,665,000         Chicago Gas Supply (Peoples Gas), 6.875%, due 03/01/2015                               **        3,959,666
   4,000,000         Clark County, IDR, Series A, Nevada Power Company, AMT, (FGIC Insured),
                     6.70% due 06/01/2022                                                                             4,275,000
   4,000,000         Courtland, Industrial Development Board of Solid Waste, (Champion International
                     Corporation Project), Disposal Revenue, AMT, 7.75% due 01/01/2020                                4,290,000
   1,000,000         Forsyth, PCR, Series B, AMT, Puget Sound Power & Light, (AMBAC Insured),
                     7.25% due 08/01/2021                                                                             1,103,750
   2,500,000         Harrison County, Solid Waste Disposal, (Monongahelea Power), Series A, AMT,
                     6.875% due 04/15/2022                                                                            2,671,875
     150,000         Kanawha County, IDR, (Union Carbide Project), Series A, AMT,
                     8.00% due 08/01/2020                                                                               163,313
     300,000         Lancaster County, Solid Waste Authority, Series A, AMT, 8.375% due 12/15/2004                      314,418
   1,500,000         Lordsburg Pollution Control (Phelps Dodge), 6.50%,
                     due 04/01/2013                                                                         **        1,596,690
   4,000,000         Lowndes County Solid Waste Disposal & Pollution Control
                     (Weyerhaeuser), 6.80% due 04/01/2022                                                   **        4,660,880
   5,000,000         Lowndes County, Solid Waste Disposal, PCR, Residual Interest Bond,
                     (Weyerhaeuser Company), Floating Rate Note,  7.82% due 04/01/2022                                5,718,750
   1,000,000         Madison, IDR, (Madison Gas & Electric Company), (Project A), AMT,
                     6.75% due 04/01/2027                                                                             1,055,000
   4,370,000         Mercer County Pollution Control (Otter Tail Power)
                     6.90% due 02/01/2019                                                                   **        4,647,145
   1,000,000         Mobile, Industrial Development Board, Solid Waste Disposal Revenue,
                     6.95% due 01/01/2020                                                                             1,067,500
   5,000,000         Monroe, PCR, (Oglethorpe Power Company) 6.70% due 01/01/2009                                     5,612,500
   3,410,000         Monroe, PCR, (Oglethorpe Power Company) 6.75% due 01/01/2010                                     3,849,038
   6,000,000         San Diego Industrial Development (San Diego Gas &
                     Electric), Series A, (AMBAC),  5.90% due 06/01/2018                                    **        6,130,860
     750,000         South Charleston, IDR, (Union Carbide Project), Series A, AMT,
                     8.00% due 08/01/2020                                                                               816,562
   5,000,000         Valdez Marine Term (Mobil Alaska Pipeline), 5.75%, due 11/01/2028                      **        4,910,500
     200,000         Warren County, Solid Waste Disposal Revenue, (International Paper Project),
                     Series A,  AMT,  7.70% due 11/15/2009                                                              213,500
     500,000         West Side Calhoun County, Solid Waste Revenue Bond, (Union Carbide Project),
                     AMT, 8.20% due 03/15/2021                                                                          553,750
                                                                                                                  --------------
                                                                                                                     67,286,266
                                                                                                                  --------------
                     LEASE RENTAL/MUNICIPAL LEASE-2.51%
   1,250,000         California State Public Works Board Lease, Department of Corrections,
                     State Prison, Series E, 5.50%, due 6/01/2015                                           **        1,244,300
   1,150,000         District of Columbia, COP, 6.875% due 01/01/2003                                                 1,210,375
     550,000         Los Angeles, Regional Airport Improvement, Series A, AMT
                     6.70% due 01/01/2022                                                                               570,625
   3,000,000         Orange County  Recovery Certificate of Participation, Series A, (MBIA)
                     6.00% due 07/01/2026                                                                   **        3,116,310
   1,000,000         Philadelphia, Municipal Authority Revenue, Series B, (FGIC Insured), 7.125%
                     due 11/15/2018                                                                                   1,121,250
   1,000,000         Plymouth County, COP, Series A, 7.00% due 04/01/2022                                             1,096,250
   1,173,000         Sacramento California Certificate of Participation, 5.55%, due 9/15/20**                         1,172,132
                                                                                                                  --------------
                                                                                                                      9,531,242
                                                                                                                  --------------

COMPOSITE TAX-EXEMPT BOND FUND (1) and SIERRA NATIONAL MUNICIPAL FUND Combined Portfolio of Investments (continued)
June 30, 1997
(unaudited)

  PRINCIPAL                                                                                                           MARKET
   AMOUNT                                                                                                             VALUE
------------                                                                                                       ------------
                 OTHER REVENUE -  4.45%
    $445,000     Brazos, Higher Educational Facilities Authority, Series C-2, AMT, 7.10%
                 due 11/01/2004                                                                                    $    477,262
     669,000     Texas State, Higher Education Coordinating Board, Student Loan, AMT,
                 7.70% due 10/01/2025                                                                                   704,959
  22,520,000     Dade County, Guaranteed Entitlement Revenue, Capital Appreciation, Series A,
                 (MBIA Insured), Zero coupon due 02/01/2018                                                           6,812,300
   1,420,000     District of Columbia, Land Redevelopment Agency, Washington D.C. Sports
                 Arena, Special Tax, 5.625% due 11/01/2010                                                            1,395,150
   2,000,000     Indianapolis, Public Improvement Board, Series D, (LOC INB National Bank),
                 6.50% due 02/01/2022                                                                                 2,018,920
   2,000,000     Mashantucket Western Pequot Tribe, Special Revenue, Series A,
                 6.50% due 09/01/2005 ##                                                                              2,137,500
   3,000,000     St Louis, Parking Facilities Revenue, 6.625%, due 12/15/2021                                         3,348,750
                                                                                                                   ------------
                                                                                                                     16,894,841
                                                                                                                   ------------
                 PUBLIC FACILITIES REVENUE - 1.86%
   4,000,000     Metropolitan Pier and Exposition Authority Dedicated
                 State Tax, (FGIC), Zero coupon, due 06/15/2008                                                  **   2,259,640
   6,000,000     Metropolitan Pier and Exposition Authority Dedicated
                 State Tax, (FGIC), Zero coupon, due 06/15/2009                                                  **   3,180,060
   1,500,000     Santa Fe County New Mexico Correctional System
                 (FSA), 6.00%, due 2/01/2027                                                                     **   1,612,350
                                                                                                                   ------------
                                                                                                                      7,052,050
                                                                                                                   ------------
                 PREREFUNDED - 9.56%
   4,000,000     Chicago Wastewater Transmission Revenue, 6.75%, due 11/15/2020                                  **   4,377,160
   2,225,000     Colorado Springs Utilities System Revenue, 6.75%, due 11/15/2021                                **   2,470,017
     250,000     Commonwealth of Massachusetts, GO, Pre-refunded, 7.50% due 12/01/2007                                  279,063
     210,000     Illinois Health Facilities Authority Revenue, Glenoak Medical Center, Series D,
                 Pre-refunded, 9.50% due 11/15/2015                                                                     246,750
   5,000,000     Illinois State Sales Tax Revenue Series N, 7.00%, due 06/15/2020                                **   5,558,350
   1,500,000     Louisiana Public Facility Authority Revenue, Series B, ETM
                 Zero coupon due 12/01/2019                                                                             418,125
   1,845,000     New York, GO, Series F, Pre-refunded, 8.25% due 11/15/2018                                           2,147,119
     275,000     New York State Medical Care Facilities, Finance Agency Revenue, Pre-refunded,
                 7.75% due 08/15/2011                                                                                   308,488
   7,000,000     Omaha Public Power District Electric, Series B, 6.15%, due 02/01/20                             **   7,642,810
   2,750,000     Snohomish County School District #2-Everett General Obligation,
                 7.20% due 12/01/2020                                                                            **   3,024,835
   2,000,000     Spokane County Water District #3 Revenue, 7.60%, due 01/01/2008                                 **   2,101,460
   3,500,000     University of Washington University Revenue  Bond,
                 MBIA, 7.00%  due 12/01/2021                                                                     **   3,812,590
   3,500,000     Washington Public Power Supply System Nuclear Project
                 Number 2 Revenue, Series C, 7.625% due 07/01/2010                                               **   3,930,745
                                                                                                                   ------------
                                                                                                                     36,317,512
                                                                                                                   ------------

                  TRANSPORTATION FACILITIES REVENUE - 10.56%
   1,000,000      Atlanta, Airport Facilities Revenue, AMT, 7.25% due 01/01/2017                                      1,078,750
                  Chicago, O'Hare Airport Supplemental Facilities AMT:
   6,000,000         International Term (MBIA Insured), 6.75% due 01/01/2012                                          6,427,500
     700,000         American Airlines, Special Series A, 7.875% due 11/01/2025                                         760,375
     615,000         United Airlines,  8.40% due 05/01/2004                                                             671,119
     775,000         United Airlines,  8.95% due 05/01/2018                                                             873,812
     400,000      City of New York, IDR, Industrial Development Agency, Supplemental Facilities,
                  American Airlines, AMT, 8.00% due 07/01/2020                                                          422,500


COMPOSITE TAX-EXEMPT BOND FUND (1) and SIERRA NATIONAL MUNICIPAL FUND
Combined Portfolio of Investments (continued)
June 30, 1997
(unaudited)


  PRINCIPAL                                                                                                    MARKET
   AMOUNT                                                                                                      VALUE
-------------                                                                                               ------------
   $  425,000        Dade County, Seaport Authority, Refunding, (MBIA Insured), 6.500% due 10/01/2008           $481,844
    5,000,000        Dallas-Fort Worth International Airport, (Facility Improvement Corporate Revenue),
                     (American Airlines), AMT, 7.50% due 11/01/2025                                            5,393,750
                     Denver City and County,  Airport Revenue, AMT, Series A:
    2,000,000           8.875% due 11/15/2012                                                                  2,335,000
    1,140,000           8.50% due 11/15/2023                                                                   1,285,350
    2,000,000           8.00% due 11/15/2025                                                                   2,225,000
    1,920,000        Denver City and County,  Airport Revenue, AMT, Series C,
                     6.60% due 11/15/2004                                                                      2,071,200
    3,000,000        Massachusetts Bay Transportation Authority Revenue, FSA,
                     5.25%, due 3/01/2026                                                        **            2,861,010
    1,500,000        Metropolitan District, Washington D.C., Airport Authority, General
                     Airport Revenue, Series A, AMT, (MBIA Insured), 6.625% due 10/01/2019                     1,620,000
    1,265,000        Metropolitan Transportation Authority Revenue, Service Contract
                     Transportation Facilities, Series 7, 4.750% due 07/01/2019                                1,097,388
    5,000,000        San Francisco California City & County Airport Commission
                     International Airport, (FGIC), 5.625% due 5/01/2021                         **            4,999,550
    4,500,000        Texas State Turnpike Authority, Dallas Northway, President George Bush
                     Turnpike, FGIC, 5.25%, due 1/01/2023                                        **            4,308,075
      740,000        Tucson, Airport Authority Inc., Supplemental Facilities Revenue, AMT
                     8.70% due 09/01/2019                                                                        833,425
      200,000        Tulsa, Municipal Airport Revenue, American Airlines Project, AMT,
                     7.60% due 12/01/2030                                                                        217,500
      150,000        United Airlines, Special Series B, 8.50% due 05/01/2018                                     164,062
                                                                                                            ------------
                                                                                                              40,127,210
                                                                                                            ------------

                     UTILITY REVENUE - 11.87%
    1,235,000        Anchorage Electric Utility, (MBIA), 6.50% due 12/01/2013                    **            1,396,822
    2,775,000        Colorado Springs Utilities System, 6.75% due 11/15/2021                     **            3,037,515
    6,000,000        Indiana Municipal Power Agency, Series A, (MBIA),  6.125%
                     due 01/01/2013                                                              **            6,522,180
    5,000,000        Memphis Electric System, 5.625% due 01/01/2002                              **            5,236,300
    2,285,000        Municipal Electric Authority, Sub Series A, (AMBAC Insured),
                     5.375% due 01/01/2013                                                                     2,273,575
    5,000,000        North Carolina Eastern Municipal Power Agency, Series B, 7.00% due 01/01/20 **            5,575,400
    5,000,000        North Carolina Eastern Municipal Power Agency, Power Systems Revenue,
                     Series A, (MBIA Insured),  5.70% due 01/01/2013                                           5,131,250
    2,000,000        Omaha Public Power District Electric, Series C, 5.50%. due 02/01/2014       **            2,051,460
    5,000,000        Orlando Utilities Commission Water & Electric, 6.00% due 10/01/2010         **            5,431,700
    5,000,000        Salt River Project Agricultural Improvement & Power District
                     Electrical System, Series C, 6.25% due 01/01/2019                           **            5,259,800
    3,000,000        Salt River Project Agriculture, Series A, 5.75% due 01/01/2009              **            3,207,210
                                                                                                            ------------
                                                                                                              45,123,212
                                                                                                            ------------

                     WATER/SEWER REVENUE - .08%
      300,000        East Baton Rouge, Sewer Commission Revenue, 9.125% due 09/01/2006                           311,439
                                                                                                            ------------

                     TOTAL LONG-TERM MUNICIPAL OBLIGATIONS                                                   370,302,424
                                                                                                            ------------

                     SHORT-TERM MUNICIPAL OBLIGATIONS - 1.90%
    2,200,000        Ascension Parish LA Pollution Control Revenue, Variable Rate Demand
                     Obligation, 4.15%*, due 12/01/2009                                          **            2,200,000
      500,000        Garfield County, Oklahoma Industrial Authority, Pollution Control Revenue,
                     Variable Rate Demand Obligation, 4.20%*, due 01/01/2025                     **              500,000
    1,500,000        Huntington Beach, California Multifamily Housing Revenue,
                     Variable Rate Demand Obligation, 4.00%*, due 07/01/2014                     **            1,500,000



COMPOSITE TAX-EXEMPT BOND FUND (1) and SIERRA NATIONAL MUNICIPAL FUND Combined Portfolio of Investments (continued)
June 30, 1997
(unaudited)

   PRINCIPAL                                                                                       MARKET
    AMOUNT                                                                                          VALUE
   ----------                                                                                    -----------
   $  400,000    L.A. California Regional Airports, Improvement Corporate Lease Revenue,
                 Variable Rate Demand Obligation, 4.10%*, due 12/01/2024                    **   $    400,000
    1,100,000    Mansfield Texas Industrial Development,
                 Variable Rate Demand Obligation, 4.20%*, due 11/01/2026                    **      1,100,000
    1,500,000    Wilmington Hospital Revenue, Franciscan Health, Series A,
                 Variable Rate Demand Obligation, 4.10%*, due 07/01/2011                    **      1,500,000
                                                                                                 ------------

                 TOTAL SHORT-TERM MUNICIPAL OBLIGATIONS                                             7,200,000
                                                                                                 ------------

                 OTHER INVESTMENT - 0.66%
    2,515,907    Nuveen Tax Exempt Money Market Fund, 3.56%                                 **      2,515,907
                                                                                                 ------------

                 TOTAL INVESTMENTS (Cost $349,161,910)                                           $380,018,331
                                                                                                 ============

*Variable Rate Demand Obligations are payable on demand and are secured by letters of credit or other credit support. The interest rate, which is subject to change periodically, is based on an index of market interest rates.

**Security held by the Composite Fund. Other securities were held by the Sierra Fund.

* Floating rate security. The interest rate shown reflects the rate currently in effect.

## Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers.

AMBAC = AMBAC Indemnity Corporation; American Municipal Bond Assurance AMT = Alternative Minimum Tax
COP = Certificates of Participation
CONNIE LEE = College Construction Loan Insurance Association
ETM = Escrowed to Maturity
FGIC = Financial Guaranty Insurance Company
FSA = Financial Security Assurance
GNMA = Government National Mortgage Association
GO = General Obligation Bonds
IDR = Industrial Development Revenue
LOC = Letter of Credit
MBIA = Municipal Bond Insurance Association
PCR = Pollution Control Revenue
SFHR = Single Family Housing Revenue


(1) Formerly Composite Tax-Exempt Bond Fund, Inc.

Composite Tax-Exempt Bond Fund and Sierra National Municipal Fund

Notes to Pro Forma Financial Statements (unaudited)



1.   Basis of Combination

     The pro forma combined financial statements reflect the combined financial position of Composite Tax-Exempt Bond Fund (formerly Composite Tax-Exempt Bond Fund, Inc.) and Sierra National Municipal Fund at June 30, 1997, and the pro forma combined results of operations for the year ended December 31, 1996 and the six month period ended June 30, 1997 as though the reorganization had occurred on January 1, 1996.

     The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of how the pro forma combined financial statements would have appeared had the reorganization actually occurred.

     The Pro Forma Combined Portfolio of Investments, Statement of Assets and Liabilities, and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

     The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Sierra National Municipal Fund in exchange for shares of Composite Tax-Exempt Bond Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity.

     The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


2.   Pro Forma Combined Portfolio of Investments

     Securities held by the two funds have been combined in the accompanying Combined Portfolio of Investments. Securities marked "**" are those securities held by the Composite Fund. Those not marked are held by the Sierra Fund. Securities are stated at market value as determined by the Funds as of June 30, 1997. Historical cost amounts represent the combined cost basis of the securities.

Composite Tax-Exempt Bond Fund and Sierra National Municipal Fund

Notes to Pro Forma Financial Statements (unaudited) (continued)

3.   Pro Forma Statements of Assets and Liabilities

     Shares outstanding have been adjusted to reflect the conversion of Sierra shares into Composite shares based upon the net asset value of Composite shares at June 30, 1997.

4.   Pro Forma Statements of Operations

     The pro forma statements of operations reflect the following adjustments:

     A. A decrease in management fees for Sierra shareholders to reflect the new fee structure. Fees are based on .50% of average daily net assets up to $250,000,000 and .40% of average daily net assets over that amount.

     B. An elimination of the Sierra administration fees, now incorporated in the management fee structure. Also, expenses of the Fund will no longer be reimbursed. Shareholder servicing and distribution expense have been adjusted to reflect a rate of .25% of average daily net assets. Other expenses have been adjusted based on an overall estimated expense ratio of .85%.

PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended October 31, 1996 (Unaudited)

                                                             Sierra Growth and    Composite Growth      Pro Forma       Pro Forma
                                                                Income Fund        & Income Fund       Adjustments      Combined
                                                             -----------------    ----------------     -----------     -----------
INVESTMENT INCOME:
    Dividends and other                                            $ 4,981,675         $ 3,911,498      $        0     $ 8,893,173
                                                                   -----------         -----------      ----------     -----------

EXPENSES:
    Management fees                                                  1,905,672           1,065,507        (552,542)      2,418,637
    Administration fees                                                800,136                   0        (800,136)              0
    Transfer agent fees                                                      0             193,784         269,566         463,350
    Distribution fees
         Class A Shares                                                480,543             265,579               0         746,122
         Class B Shares                                                200,416             151,222               0         351,638
         Class S Shares                                                319,298                   0               0         319,298
    All Other Expenses                                                 396,265             224,706          10,870         631,841
    Expense reimbursement                                                    0                   0               0               0
                                                                   -----------         -----------     -----------     -----------
Subtotal                                                             4,102,330           1,900,798      (1,072,242)      4,930,886
                                                                   -----------         -----------     -----------     -----------
    Fees paid indirectly                                                (3,272)             (5,368)              0          (8,640)
                                                                   -----------         -----------     -----------     -----------
Total Expenses                                                       4,099,058           1,895,430      (1,072,242)      4,922,246
                                                                   -----------         -----------     -----------     -----------

NET INVESTMENT INCOME                                                  882,617           2,016,068       1,072,242       3,970,927
                                                                   -----------         -----------      ----------     -----------

REALIZED AND UNREALIZED GAIN  (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From Security Transactions                 36,418,818          14,044,609               0      50,463,427
   (excluding short term securities)
Net Unrealized Appreciation (Depreciation) of Investments            9,169,501          18,741,419               0      27,910,920
                                                                   -----------         -----------      ----------     -----------
Net Realized and Unrealized Gain (Loss) on Investments              45,588,319          32,786,028               0      78,374,347
                                                                   -----------         -----------      ----------     -----------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                   $46,470,936         $34,802,096      $1,072,242     $82,345,274
                                                                   ===========         ===========      ==========     ===========

See accompanying notes to pro forma financial statements.


PRO FORMA STATEMENT OF OPERATIONS
For the Six Months Ended April 30, 1997 (Unaudited)




                                                               Sierra Growth and      Composite Growth      Pro Forma    Pro Forma
                                                                  Income Fund           & Income Fund      Adjustments    Combined
                                                               -----------------     -----------------     -----------   ---------
INVESTMENT INCOME:
         Dividends and other                                         $ 2,496,031           $ 2,178,401       $       0   $4,674,432
                                                                     -----------           -----------       ---------   ----------

EXPENSES:
         Management fees                                               1,050,403               714,834        (346,065)   1,419,172
         Administration fees                                             488,073                     0        (488,073)           0
         Transfer agent fees                                                   0               119,805         158,038      277,843
         Distribution fees
              Class A Shares                                             201,894               240,047               0      441,941
              Class B Shares                                             159,069               144,236               0      303,305
              Class S Shares                                              67,868                     0               0       67,868
         All other expenses                                              246,652               145,380          12,103      404,135
         Expense reimbursement                                                 0                     0               0            0
                                                                     -----------           -----------       ---------   ----------
         Subtotal                                                      2,213,959             1,364,302        (663,997)   2,914,264
                                                                     -----------           -----------       ---------   ----------
         Fees paid indirectly                                             (1,398)               (4,155)              0       (5,553)
                                                                     -----------           -----------       ---------   ----------
Total Expenses                                                         2,212,561             1,360,147        (663,997)   2,908,711
                                                                     -----------           -----------       ---------   ----------
NET INVESTMENT INCOME                                                    283,470               818,254         663,997    1,765,721
                                                                     -----------           -----------       ---------   ----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

Net Realized Gain (Loss) From Security Transactions                   30,211,418            15,241,364               0   45,452,782
  (excluding short term securities)
Net Unrealized Appreciation (Depreciation) of Investments              7,604,505             8,457,148               0   16,061,653
                                                                     -----------           -----------       ---------   ----------
Net Realized and Unrealized Gain (Loss) on Investments                37,815,923            23,698,512               0   61,514,435
                                                                     -----------           -----------       ---------   ----------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                     $38,099,393           $24,516,766       $ 663,997  $63,280,156
                                                                     ===========           ===========       =========  ===========

See accompanying notes to pro forma financial statements.

COMPOSITE GROWTH & INCOME FUND and SIERRA GROWTH AND INCOME FUND
Combined Portfolio of Investments
April 30, 1997
(Unaudited)

                                                                                  Market
Shares                                                                            Value
-------                                                                         -----------
           COMMON STOCKS                                        91.12%

           AEROSPACE/DEFENSE                           3.55%
 82,700    Boeing Company                                                       $ 8,156,287
 90,700    Coltec Industries                                                      1,836,675
 73,902    Lockheed Martin Corporation                                    **      6,614,229
 40,000    Northrop Grumman Corporation                                   **      3,340,000
 52,040    Raytheon Company                                               **      2,270,245
                                                                                -----------
                                                                                 22,217,436
                                                                                -----------
           BANKS/SAVINGS & LOANS                       6.62%
 68,000    Bank of New York Company, Inc.                                 **      2,686,000
119,700    Dime Bancorp Inc                                                       1,930,163
 58,200    Fleet Financial Group Inc                                              3,550,200
100,600    First Chicago NBD                                                      5,658,750
103,400    First Hawaiian Inc                                                     3,179,550
 26,500    Mellon Bank Corporation                                        **      2,202,812
134,599    Nationsbank Corp                                                       8,126,430
 74,962    Norwest Corporation                                            **      3,738,730
 56,300    Signet Banking Corporation                                     **      1,738,262
 95,150    Washington Federal, Inc.                                       **      2,283,600
 35,000    Washington Mutual Savings Bank                                         1,728,125
 17,300    Wells Fargo & Company                                          **      4,614,775
                                                                                -----------
                                                                                 41,437,397
                                                                                -----------
           BASIC INDUSTRY                              4.22%
  3,900    Albemarle Corp                                                            68,737
336,900    Alleghent Teledyne Inc                                                 8,969,962
 48,900    Aluminum Company of America                                            3,410,775
138,500    Cooper Inds Inc                                                        6,371,000
 10,600    USG Corp Com New                                                         363,050
247,200    WMX Technologies, Inc.                                         **      7,261,500
                                                                                -----------
                                                                                 28,445,024
                                                                                -----------
           BEVERAGES                                   0.82%
104,900    PepsiCo, Inc.                                                  **      3,658,387
 65,000    Seagram Company, Ltd.                                          **      2,486,250
                                                                                -----------
                                                                                  6,144,537
                                                                                -----------
           CAPITAL GOODS                               0.52%
 94,624    Donaldson Company, Inc.                                        **      3,240,872
                                                                                -----------
           CHEMICALS                                   1.95%
 35,500    Du Pont E I De Nemours & Co                                            3,767,437
113,200    Millenium Chemicals, Inc. *                                    **      2,009,300
128,400    Union Carbide Corp                                                     6,403,950
                                                                                -----------
                                                                                 12,150,687
                                                                                -----------
           COMPUTER SOFTWARE                           5.47%
176,600    Autodesk, Inc.                                                 **      6,269,300
100,100    Barra, Inc. *                                                  **      2,602,600
 62,300    Computer Associates International, Inc.                        **      3,239,600
 45,900    First Data Corp                                                        1,583,550
216,200    Mentor Graphics                                                **      1,526,913
 53,700    Microsoft Corporation*                                         **      6,524,550
                                                                                -----------
                                                                                 21,746,512
                                                                                -----------
           COMPUTER SYSTEMS                            6.10%
207,300    Bay Networks Inc                                                       3,679,575
 39,600    Cabletron Systems *                                            **      1,366,200
 61,200    Cisco Systems, Inc.                                            **      3,167,100
 65,010    Electronic Data Systems Corporation                            **      2,169,709
202,600    EMC Corp Nass                                                          7,369,575
 46,800    Hewlett-Packard Company                                        **      2,457,000
108,200    Input/Output Inc                                                       1,514,800

                                                                         Item 6a
COMPOSITE GROWTH & INCOME FUND and SIERRA GROWTH AND INCOME FUND
Combined Portfolio of Investments (continued)
April 30, 1997
(Unaudited)

                                                                                     Market
   Shares                                                                             Value
------------                                                                      -------------
     31,200    Intl Business Machines Corp                                          $5,015,400
      5,237    NCR Corporation                                                         151,873
     52,200    Perkin Elmer Corporation                                              3,791,025
     35,500    Quantum Corp                                                          1,479,906
    237,800    Sensormatic Electronics Corp                                          3,567,000
     85,600    Sun Microsystems Inc.                                                 2,466,350
                                                                                  -------------
                                                                                    38,195,513
                                                                                  -------------
               CONSUMER DURABLES                                 2.61%
     59,400    Black & Decker Corporation                                     **     1,989,900
    141,083    Castle & Cooke, Inc. *                                         **     1,939,891
     43,500    General Motors - Class H                                              2,338,125
     58,900    General Motors Corp                                                   3,408,837
     85,800    Johnson Controls Inc                                                  3,292,575
    121,441    Mattel, Inc.                                                   **     3,385,168
                                                                                  -------------
                                                                                    16,354,496
                                                                                  -------------
               ELECTRICAL EQUIPMENT                              2.97%
     99,500    Allied Signal Corporation                                             7,188,875
     77,550    Emerson Electric Company                                       **     3,935,662
     44,500    General Electric Company                                       **     4,933,938
     33,900    Grainger NW Inc                                                       2,555,213
                                                                                  -------------
                                                                                    18,813,588
                                                                                  -------------
               ELECTRONICS/GENERAL                               1.86%
     75,000    Anixter International Inc                                             1,068,750
    138,000    DSC Communications Corporation*                                **     2,811,750
    239,100    General Inst Corp New                                                 5,588,963
    149,950    Loral Space & Communications *                                 **     2,193,019
                                                                                  -------------
                                                                                    11,662,482
                                                                                  -------------
               ELECTRONICS-SEMICONDUCTORS/COMPONENTS             2.77%
    188,100    Cypress Semiconductor                                                 2,609,888
     29,500    Integrated Device Technology, Inc.                             **       346,625
     23,500    Intel Corporation                                              **     3,598,438
     95,300    Motorola, Inc.                                                 **     5,455,925
     60,000    Texas Instruments, Inc                                                5,355,000
                                                                                  -------------
                                                                                    17,265,876
                                                                                  -------------
               FINANCIAL SERVICES                                3.56%
     73,300    Advanta Corp Class B                                                  1,630,925
     59,100    AMBAC Inc                                                             3,826,725
  3,700,000    Berkshire Hathaway Conv. 1.00% due 12/03/2001                         3,635,250
    185,500    Federal Home Loan Mortgage Corporation                         **     5,912,812
      4,100    First USA Paymentech                                                     98,913
    103,900    First USA Inc                                                         5,000,187
     48,052    Legg Mason, Inc.                                               **     2,282,470
                                                                                  -------------
                                                                                    23,387,562
                                                                                  -------------

               FOODS & FOOD RETAILERS                            3.42%
     46,000    Campbell Soup Company                                          **     2,351,750
     39,400    Dole Food Company                                              **     1,605,550
    111,000    General Mills Inc                                                     6,882,000
     58,400    Ralston Purina Co - Ralston Group                                     4,810,700
     49,700    Supervalu, Inc.                                                **     1,522,063
     21,700    Unilever NV ADR                                                       4,258,625
                                                                                  -------------
                                                                                    21,430,698
                                                                                  -------------
               HEALTHCARE PRODUCTS                               6.20%
     75,100    Abbott Laboratories                                            **     4,581,100
    126,100    Alza Corp Com                                                         3,688,425
     63,300    Bausch & Lomb Inc                                                     2,555,738
    151,900    Forest Laboratories*                                           **     5,183,587
     43,791    Gensia Sicor Inc                                                        153,269
    103,550    Johnson & Johnson                                              **     6,342,438
     38,925    Merck and Company, Inc.                                        **     3,522,712
     48,500    Schering-Plough Corp                                                  3,880,000
     90,700    Warner Lambert Co                                                     8,888,600
                                                                                  -------------
                                                                                    38,795,863
                                                                                  -------------

COMPOSITE GROWTH & INCOME FUND and SIERRA GROWTH AND INCOME FUND
Combined Portfolio of Investments (continued)
April 30, 1997
(Unaudited)

                                                                                       Market
Shares                                                                                  Value
-------                                                                              -----------
                HEALTHCARE SERVICES                                    3.70%
 86,000         Cognizant Corporation                                          **    $ 2,805,750
266,100         Humana Inc                                                             5,787,675
 93,200         Manor Care, Inc.                                               **      2,178,550
169,301         Medpartners, Inc. *                                            **      3,089,743
 31,233         Pacificare Health Systems - Class A *                          **      2,397,133
  6,024         Talbert Medical Management Corporation Stock Rights*           **        105,420
139,900         United Healthcare Corp                                                 6,802,638
                                                                                     -----------
                                                                                      23,166,809
                                                                                     -----------
                HOUSEHOLD PRODUCTS                                     3.73%
 42,100         Alberto Culver Company, Class A                                **      1,041,975
160,000         Kimberly Clark De Mexico, American Depository Receipt          **      2,980,000
106,700         Proctor and Gamble Company                                     **     13,417,525
 30,000         Unilever Group                                                 **      5,887,500
                                                                                     -----------
                                                                                      23,327,000
                                                                                     -----------
                INSURANCE                                              2.66%
 28,332         American International Group, Inc.                             **      3,640,662
 80,100         Integon Corporation                                            **        811,013
119,100         Providian LLC                                                          6,878,025
 79,100         TIG Holdings, Inc.                                             **      2,195,025
 56,316         Travelers Group, Inc.                                          **      3,118,499
                                                                                     -----------
                                                                                      16,643,224
                                                                                     -----------
                LODGING & RESTAURANTS                                  0.97%
149,515         Choice Hotels Holdings, Inc.                                   **      2,093,210
165,800         Circus Circus Enterprises Inc                                          3,999,925
    400         WHG Resorts and Casinos Inc                                                3,750
                                                                                     -----------
                                                                                       6,096,385
                                                                                     -----------
                MACHINERY                                              1.71%
100,050         Crane Company                                                  **      3,739,369
 59,000         Deere & Company                                                **      2,714,000
268,300         International Game Tech                                                4,259,263
                                                                                     -----------
                                                                                      10,712,632
                                                                                     -----------
                MEDIA                                                  5.10%
151,133         ACNielson Corporation                                          **      2,266,995
100,000         Dun & Bradstreet Corporation                                   **      2,462,500
167,900         TCI Satellite Entertainment Inc, Class A                               1,259,250
715,700         Tele Communication CL A New                                            9,885,606
286,000         Time Warner, Inc.                                              **     12,870,000
118,850         Viacom Incorporated, Class A *                                 **      3,164,381
                                                                                     -----------
                                                                                      31,908,732
                                                                                     -----------
                OILS & GAS                                             6.46%
 50,800         Anadarko Pete Company                                                  2,787,650
218,160         Exxon Corporation                                              **     12,353,309
 24,500         Mobil Corporation                                              **      3,185,000
128,900         Occidental Petroleum Corporation                               **      2,851,913
 15,500         Royal Dutch Petroleum Company                                  **      2,793,875
 28,100         Royal Dutch Petroleum Co ADR                                           5,065,025
 24,000         Texaco, Inc.                                                   **      2,532,000
156,700         Tosco Corporation                                                      4,642,237
 59,984         Ultra Diamond Shamrock                                                 1,926,986
 83,700         Union Pacific Resources Group                                  **      2,270,363
                                                                                     -----------
                                                                                      40,406,653
                                                                                     -----------
                OIL SERVICES                                           0.01%
  1,200         Cooper Cameron Corp                                                       85,500
                                                                                     -----------
                PAPER AND FOREST PRODUCTS                              1.20%
124,000         Asia Pulp & Paper Company, Ltd.                                **      1,658,500
 29,000         Boise Cascade Corporation                                      **        964,250
 59,800         Temple Inland Inc                                                      3,318,900
 45,500         Weyerhaeuser Company                                           **      2,081,625
                                                                                     -----------
                                                                                       8,023,275
                                                                                     -----------


COMPOSITE GROWTH & INCOME FUND and SIERRA GROWTH AND INCOME FUND
Combined Portfolio of Investments (continued)
April 30, 1997
(Unaudited)

                                                                                                                        Market
  Shares                                                                                                                Value
-----------                                                                                                         --------------
              REAL ESTATE INVESTMENT TRUSTS                                                  0.62%
     62,826   Bank of America Realty                                                                            **      $1,476,411
     41,000   Health Care Property Investors, Inc.                                                              **       1,358,125
     35,600   Wellsford Residential Property Trust                                                              **       1,054,650
                                                                                                                    --------------
                                                                                                                         3,889,186
                                                                                                                    --------------
              RETAIL SALES                                                                   3.71%
     91,800   Circuit City Stores- Carmax                                                                                1,377,000
    149,300   Circuit City Stores- Circuit City Group                                                                    5,916,012
     76,000   Intimate Brands, Inc.                                                                             **       1,415,500
     64,700   Fred Meyer, Inc., Class A *                                                                       **       2,660,788
    226,900   Toys R Us Inc                                                                                              6,466,650
    191,300   Wal Mart Stores Inc                                                                                        5,404,225
                                                                                                                    --------------
                                                                                                                        23,240,175
                                                                                                                    --------------
              TOBACCO                                                                        1.42%
    225,600   Phillip Morris Companies, Inc.                                                                    **       8,882,999
                                                                                                                    --------------

              TRANSPORTATION SERVICES & EQUIPMENT                                            2.41%
     56,150   Consolidated Freightways Corp                                                                                617,650
    112,600   CSX Corp                                                                                                   5,249,975
     14,500   CNF Transportation                                                                                           431,375
    159,500   Expeditors International of Washington, Inc.                                                      **       3,987,500
     62,050   Sabre Group Holdings, Inc.                                                                        **       1,590,031
     50,300   Union Pacific Corporation                                                                         **       3,206,625
                                                                                                                    --------------
                                                                                                                        15,083,156
                                                                                                                    --------------
              UTILITIES - GAS AND ELECTRIC                                                   2.13%
    114,200   Enron Corporation                                                                                 **       4,296,775
     72,900   Duke Energy Corp                                                                                           3,198,487
    141,500   PG & E Corp                                                                                                3,396,000
     41,900   Pinnacle West Capital                                                                                      1,194,150
     31,900   Portland General Corporation                                                                      **       1,164,350
                                                                                                                    --------------
                                                                                                                        13,249,762
                                                                                                                    --------------
              UTILITIES - TELECOMMUNICATIONS                                                 4.39%
     90,850   AT&T Corporation                                                                                  **       3,043,475
    130,000   Aliant Communications, Inc.                                                                       **       2,031,250
     48,500   Bell Atlantic Corp                                                                                         3,285,875
     10,400   Frontier Corporation                                                                              **         165,100
     51,000   GTE Corporation                                                                                   **       2,339,625
     96,600   MCI Communications Corp                                                                                    3,682,875
     97,700   SBC Communications                                                                                         5,422,350
    111,000   US West Inc                                                                                                3,898,875
    148,400   Worldcom Inc                                                                                               3,561,600
                                                                                                                    --------------
                                                                                                                        27,431,025
                                                                                                                    --------------
              TOTAL COMMON STOCKS (cost $483,089,797)                                                                  570,367,278
                                                                                                                    --------------

              CONVERTIBLE PREFERRED STOCKS                                                              1.83%
                                                                                                                *
     37,200   Integon Corporation                                                                               **       1,450,800
     10,000   Microsoft Preferred                                                                               **         856,250
     36,500   Owens-Corning Fiberglass CNV PFD                                                                           1,998,375
     75,800   Pacificare Health Systems, Inc.                                                                   **       2,368,750
     40,100   Penncorp Financial Group                                                                          **       3,208,000
    268,400   RJR Nabisco Holding Company, Series C                                                             **       1,576,850
                                                                                                                *
                                                                                                                    --------------
              TOTAL CONVERTIBLE PREFERRED STOCK (cost $11,800,239)                                                      11,459,025
                                                                                                                    --------------
 Principal
   Amount
------------
              CONVERTIBLE BOND                                                                          0.23%
   $925,000   Alberto Culver Corporation, 5.50%, 06/30/2005 (cost $1,419,468)                                   **       1,437,219
                                                                                                                    --------------

COMPOSITE GROWTH & INCOME FUND and SIERRA GROWTH AND INCOME FUND
Combined Portfolio of Investments (continued)
April 30, 1997
(Unaudited)


 Principal                                                                                                           Market
  Amount                                                                                                             Value
-----------                                                                                                      ---------------
                 U.S. GOVERNMENT SECURITIES                                                           6.72%
 $5,550,000      U.S. Treasury Bond, 6.50% due 11/15/2026                                                     **  $   5,208,331
 37,387,000      U.S. Treasury Bill, Zero Coupon due 08/07/1997                                                      36,857,503
                                                                                                                 ---------------
                 TOTAL U.S. GOVERNMENT SECURITIES (cost $42,015,177)                                                 42,065,834
                                                                                                                 ---------------


                 REPURCHASE AGREEMENT                                                                 0.10%
    621,000      Repurchase agreement with Goldman Sachs, collateralized
                 by a U.S. Treasury Note, in a joint trading account at 5.15%, dated 04/30/97, due 05/01/97 with a maturity value of
                 $621,089 (cost $621,000)                                                                     **        621,000
                                                                                                                 ---------------
                 TOTAL INVESTMENTS (cost $538,945,681)                                                             $625,950,356
                                                                                                                 ===============
          *      Non-income producing security

         ** Security held by the Composite Fund. Other securities were held by the Sierra fund.


Composite Growth & Income Fund and Sierra Growth and Income Fund

Notes to Pro Forma Financial Statements (unaudited)



1.   Basis of Combination

     The pro forma combined financial statements reflect the combined financial position of Composite Growth & Income Fund and Sierra Growth and Income Fund at April 30, 1997, and the pro forma combined results of operations for the year ended October 31, 1996 and the six month period ended April 30, 1997 as though the reorganization had occurred on November 1, 1995.

     The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of how the pro forma combined financial statements would have appeared had the reorganization actually occurred.

     The Pro Forma Combined Portfolio of Investments, Statement of Assets and Liabilities, and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

     The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Sierra Growth and Income Fund in exchange for shares of Composite Growth & Income Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity.

     The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


2.   Pro Forma Combined Portfolio of Investments

     Securities held by the two funds have been combined in the accompanying Combined Portfolio of Investments. Securities marked "**" are those securities held by the Composite Fund. Those not marked are held by the Sierra Fund. Securities are stated at market value as determined by the Funds as of April 30, 1997. Historical cost amounts represent the combined cost basis of the securities.

Composite Growth & Income Fund and Sierra Growth and Income Fund

3.   Pro Forma Statements of Assets and Liabilities

     Shares outstanding have been adjusted to reflect the conversion of Sierra shares into Composite shares based upon the net asset value of Composite shares at April 30, 1997.


4.   Pro Forma Statements of Operations

     The pro forma statements of operations reflect the following adjustments:

     A. A decrease in management fees for Sierra shareholders to reflect the new fee structure. Fees are based on .625% of average daily net assets up to $250,000,000 and .50% of average daily net assets over that amount.

     B. An elimination of the Sierra fees, now incorporated in the management fee structure. Shareholder servicing and distribution expenses have been adjusted to reflect a rate of .25% of average daily net assets. Other expenses have been adjusted based on an overall estimated expense ratio of 1.08%.

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT APRIL 30, 1997 (unaudited)



                                          Sierra Growth       Composite Growth       Pro Forma         Pro Forma
                                         and Income Fund       & Income Fund         Adjustments       Combined
                                         ---------------       -------------         -----------       ---------

ASSETS:
        Investments, at value,
         (cost $346,407,780,
          $192,537,901, and
          $53,894,568                     $375,883,210            $250,067,148                           $625,950,356
         Cash, receivables, and
          other assets                       5,636,256               1,205,373                              6,841,629
                                          ------------            ------------                           ------------
                                           381,519,466              251,272,519                           632,791,985
                                          ------------            ------------                           ------------
LIABILITIES:
        Accrued expenses
         and other liabilities              37,775,568               1,376,650                             39,152,218
                                          ------------            ------------                           ------------
                  Total Liabilities         37,775,568               1,376,650                             39,152,218
                                          ------------            ------------                           ------------
                  Net Assets              $343,743,898            $249,895,869                           $593,639,767
                                          ============            ============                           ============

Outstanding Shares
------------------
        Class A                             11,210,122              12,009,817        (2,141,683)          21,078,256
                                          ============            ============                           ============
        Class B                             2,465,101                1,925,896          (477,758)           3,913,239
                                          ============            ============                           ============
        Class S                               901,377                    -              (179,060)             722,317
                                          ============            ============                           ============
        Class I                             9,111,681                    -            (1,729,658)           7,382,023
                                          ============            ============                           ============

Net Asset Value
---------------
       Class A                            $162,817,801            $215,533,980                           $378,351,781
                                          ============            ============                           ============
       Class B                             $35,454,192             $34,361,888                            $69,816,080
                                          ============            ============                           ============
       Class S                             $12,964,595                  -                                 $12,964,595
                                          ============            ============                           ============
       Class I                            $132,507,310                  -                                $132,507,310
                                          ============            ============                           ============

 Net Asset Value
   Per Share
 --------------
       Class A                                  $14.52                  $17.95                                 $17.95
                                          ============            ============                           ============
       Class B                                  $14.38                  $17.84                                 $17.84
                                          ============            ============                           ============
       Class S                                  $14.38                  -                                      $17.95
                                          ============            ============                           ============
       Class I                                  $14.54                  _                                      $17.95
                                          ============            ============                           ============


See accompanying notes to pro forma financial statements.

                              THE COMPOSITE FUNDS

                                   Form N-14

                                     PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

     Reference is made to Article VIII, Section 1 of the Amended and Restated Agreement and Declaration of Trust (the "Agreement and Declaration of Trust") of The Composite Funds (the "Registrant")(1).

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the Agreement and Declaration of Trust, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers or controlling persons of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such directors, officers or controlling persons in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Item 16.  Exhibits.

     (1) Form of Amended and Restated Agreement and Declaration of Trust dated as of September 22, 1997(1)

     (2)  By-Laws(1)

     (3)  None

     (4) Form of Agreement and Plan of Reorganization - filed as Appendix A to Part A hereof

     (5)  (a)    Article III (Shares), Article V (Shareholders' Voting Powers
                 and Meetings) and Article VI (Net Income, Distributions, and
                 Redemptions and Repurchases) of the Amended and Restated
                 Agreement and Declaration of Trust.(1)

          (b) Article 10 (Provisions Relating to the Conduct of the Trust's Business) and Article 11 (Shareholders' Voting Powers and Meetings) of the By-Laws(1)

     (6)  (a)    Form of Investment Advisory Agreement with Composite Research
                 & Management Company(1)

     (7)  (a)    Form of Distribution Agreement with Funds Distributor ,
                 Composite Inc.(1)

          (b)    Specimen Selling Agreement(1)

     (8)  None

     (9)  Form of Custody Agreement with Investors Fiduciary Trust Company(1)

     (10) (a)    Form of Existing Distribution Plan for Class A shares(1)

          (b)    Form of Proposed Distribution Plan for Class A shares(1)

          (c)    Form of Distribution Plan for Class B shares(1)

          (d)    Form of Distribution Plan for Class S shares(1)

          (e)    Shareholders Service Contract(1)

          (f)    Multi-Class Plan adopted pursuant to Rule 18f-3(1)

     (11) Opinion and consent of counsel as to legality of securities being registered is filed herewith

     (12) Opinion of counsel as to tax matters -- to be filed by post-effective amendment

     (14) (a)  Consent of Price Waterhouse LLP is filed herewith

          (b)  Consent of LeMaster & Daniels PLLC is filed herewith

     (15) None

     (16) Powers of Attorney for Messrs. Attwood, Murphy, Pavelich, Rockey and Yancey and Mses. Blake and Farrell and Mr. Papesh are filed herewith

     (17) Copy of Registrant's Declaration under Rule 24f-2(1)

-----------------------------------------------------------

(1) Incorporated by reference to Post-Effective Amendment No. 67 to Composite Bond & Stock Fund, Inc.'s Registration Statement on Form N-1A (Registration Nos. 002-10766 and 811-123), filed by Registrant on September 30, 1997 pursuant to Rule 414 under the Securities Act of 1933.

Item 17.  Undertakings.

     (a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (c) The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an Internal Revenue Service ruling supporting the tax consequences of the proposed mergers described in this Registration Statement within a reasonable time after receipt of such opinion or ruling.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Spokane in the State of Washington on the 23rd day of September, 1997.


                            The Composite Funds


                             WILLIAM G. PAPESH*
                             ----------------------
                             William G. Papesh, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

    Signature                 Title                     Date

WILLIAM G. PAPESH*            President and             September 23, 1997
---------------------         Trustee
William G. Papesh


/s/ Monte D. Calvin           Vice President and
---------------------         Treasurer                 September 23, 1997
Monte D. Calvin


WAYNE L. ATTWOOD, M.D.*       Trustee                   September 23, 1997
-----------------------
Wayne L. Attwood, M.D.


KRISTIANNE BLAKE*             Trustee                   September 23, 1997
------------------------
Kristianne Blake

ANNE V. FARRELL*              Trustee                   September 23, 1997
------------------------
Anne V. Farrell


                              Trustee
------------------------
Michael K. Murphy


DANIEL PAVELICH*              Trustee                   September 23, 1997
------------------------
Daniel Pavelich


JAY ROCKEY*                   Trustee                   September 23, 1997
------------------------
Jay Rockey


RICHARD C. YANCEY*            Trustee                   September 23, 1997
------------------------
Richard C. Yancey



*By: /s/ Monte D. Calvin
     ----------------------------
       Monte D. Calvin
       Attorney-in-Fact
       Pursuant to Power of Attorney filed herewith

                                 Exhibit Index
                                 -------------



Exhibit No.     Exhibit Name
-----------     ------------
    11          Opinion and Consent of Counsel regarding legality of securities being registered

    14(a)       Consent of Price Waterhouse LLP

    14(b)       Consent of LeMaster & Daniels PLLC

    16          Powers of Attorney
